Exhibit D

Description of

The Republic of Argentina

February 26, 2019

DEFINED TERMS AND CERTAIN CONVENTIONS

Certain Defined Terms

All references in this Annual Report to “Argentina” or the “Republic” are to the Republic of Argentina, and to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”).

The terms set forth below have the following meanings for purposes of this Annual Report:

•	2005 Debt Exchange refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between January and May of 2005.

•	2010 Debt Exchange refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between April and December 2010.

•

BADLAR rate is an average rate published by the Central Bank based on a survey of financial institutions in Argentina regarding the nominal annual interest rate in peso-denominated time deposits of more than Ps.1.0 million from 30 to 35 days.

•	Consumer Price Index, or CPI, is an index calculated on a weighted basket of consumer goods and services. References in this Annual Report to CPI are to:

•

the Índice de Precios al Consumidor Nacional Urbano (National Urban Consumer Price Index or “CPINu”): INDEC began publishing national urban consumer CPI data in February 2014 based on an average of prices on goods across the country, which replaced the previous index that only measured inflation in the City of Buenos Aires and its surrounding areas.

•

City of Buenos Aires CPI: CPI figures published by the City of Buenos Aires based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the City of Buenos Aires.

•

Province of San Luis CPI: CPI figures published by the Province of San Luis based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the Province of San Luis.

•	GBA CPI: CPI figures INDEC began publishing GBA CPI data in June 2016 based on a survey conducted in the Greater Buenos Aires area.

•

National CPI: CPI figures INDEC began publishing national CPI data in July 2017 based on a survey conducted by INDEC and several provincial statistical offices in 39 urban areas encompassing each of the Republic’s provinces. Results are not reported by the provinces, but on a national level and for six statistical regions: the Greater Buenos Aires Metropolitan area, the Cuyo region, the Northeast region, the Northwest region, the Central (Pampeana) Region and the Southern (Patagonia) region.

•

Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments calculated at contractual rates.

•	Gross domestic product, or GDP, means the total value of final products and services produced in Argentina during the relevant period.

•

Non-performing debt refers to public indebtedness of Argentina that was formally subject to the moratorium declared by the Government in December 2001, other than “Untendered Debt.” Argentina’s non-performing debt encompasses all public debt on which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments calculated at contractual rates. Non-performing debt also includes the following:

(i)

certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii)

certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•

Settlement Proposal refers to the proposal, published by the Republic on February 5, 2016, to settle all claims on Untendered Debt not otherwise time-barred, including bonds in litigation in the United States and elsewhere, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions. The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” which was extended as an option to plaintiffs holding pari passu injunctions granted by courts of the United States, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” which remains open to holders of Untendered Debt, whether or not they had pari passu injunctions, provides for payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest. Any eligible holder of Untendered Debt may agree to the terms of the standard option, in accordance with the published procedures and, in accordance with such terms, becomes party to a binding agreement in principle with the Republic once the amounts to be paid are reconciled and the agreement is countersigned by the Republic. The Settlement Proposal is not available for claims on principal or interest that are time-barred

•

Untendered Debt means, with respect to data included herein through 2016, defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange and the 2010 Debt Exchange and have not been settled since February 5, 2016. References to Untendered Debt in this Annual Report do not constitute, and shall not be read or construed to constitute a waiver of any defenses available to the Republic with respect to the enforcement of any claim thereunder. See “Preservation of Defenses.” The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. Any amounts of Untendered Debt set forth in this Annual Report have been defined in this Annual Report to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2017, including penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

For purposes of this Annual Report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•

Baade. “Argentine Saving Bond for Economic Development” and “Saving Promissory Note for Economic Development” both denominated in U.S. dollars and issued by the Republic to finance public investment projects in strategic sectors like infrastructure and hydrocarbons.

•	Birads. U.S. dollar-denominated bonds issued by the Republic to finance the repurchase of GDP-Linked Securities.

•

Biraes, Birafs, Bogatos, Bonacs, Bonads, Boncers, Bontes and Botapos. Bonds issued by the Republic for general purposes. Except for the Biraes, which are denominated in euros, the Birafs, which are denominated in Swiss-francs and the Bonads, which are denominated in U.S. dollars and payable in pesos (dollar-linked), the remaining bonds are denominated in pesos.

•	Bocones. Bonds issued by the Republic to restructure its obligations to pensioners and suppliers and to settle reparations of members of family of victims of the military dictatorship.

•

Bogar. Bonds issued by the Provincial Development Fund to restructure debt obligations of the provinces. These bonds are guaranteed by the Government and secured by a pledge of certain provincial tax revenues.

•	Bonares. Bonds issued by the Republic for general purposes of the Government and in exchange for CER-index linked bonds.

•

Bonar dual. Bonds issued by the Republic for general purposes of the Government denominated in U.S. dollars but payable in pesos. Upon maturity, the Republic is required to pay the higher of (i) the principal amount outstanding in U.S. dollars converted into pesos at the exchange rate applicable as of the issuance date, plus capitalized accrued interest in pesos at a rate determined on the issuance date, and (ii) the principal amount outstanding in U.S. dollars plus capitalized accrued interest at a U.S. dollar interest rate, converted into pesos at the exchange rate applicable as of the maturity date.

•	Lebacs. Short-term notes issued by the Central Bank denominated principally in pesos.

•

Leliqs: Liquidity bills issued by the Central Bank, denominated in pesos and with a 7-day maturity. Leliqs are offered on a daily basis and may only be purchased by banking entities for their own portfolio.

•	Letes. Bonds issued by the Republic for general purposes of the Government.

•

National Guaranteed Loans. Tax-secured loans that the Republic exchanged for previously outstanding bonds as part of a voluntary debt offers that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon default.

•	Nobacs. Peso-denominated medium-term notes issued by the Central Bank.

•

Promissory Notes Pesos 2019. Peso-denominated promissory notes accruing interest at an annual floating interest rate equal to the BADLAR rate plus 250 basis points with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 250 basis points interest rate during such period, and paying the full floating interest rate thereafter, maturing in 2019.

•	2017 Globals. U.S. dollar-denominated global bonds issued in the international capital markets pursuant to the 2010 Debt Exchange.

•

2035 GDP-Linked Securities and 2035 GDP-Linked Securities. Long-term government treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos, issued in the international capital markets pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange, respectively.

•	2045 Quasi-Par Bonds. Peso-denominated long-term government treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

Preservation of Defenses

Nothing in this Annual Report, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the

Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Annual Report may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates

The Republic publishes most of its economic indicators and other statistics in pesos. The peso floated freely with limited intervention by the Central Bank between January 2016 and December 2017. On December 31, 2017, the exchange rate was Ps.18.774 to U.S.$1.00. In 2018, the peso depreciated 50.3% vis-à-vis the U.S. dollar. See “Recent Developments—The Argentine Economy—Overview” for a description of factors affecting the foreign exchange market since January 1, 2018. As of February 14, 2019, the peso-dollar reference exchange rate was Ps. 38.372 to U.S.$1.00.

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
Year ended December 31,
2012	4.917	4.305	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.763	8.554	9.269	13.005
2016	16.039	13.069	14.779	15.850
2017	18.830	15.174	16.567	18.774
2018
January	19.653	18.416	19.029	19.653
February	20.160	19.470	19.841	20.115
March	20.388	20.143	20.238	20.143
April	20.692	20.145	20.235	20.692
May	24.948	20.966	23.669	24.948
June	28.862	24.920	26.534	28.862
July	28.722	27.147	27.625	27.343
August	39.608	27.272	30.125	37.125
September	40.897	36.985	38.590	40.897
October	40.342	36.197	37.120	36.197
November	38.875	35.488	36.459	38.022
December	38.570	36.890	37.885	37.808
2019
January	37.933	37.035	37.407	37.035
February (through February 14)	38.372	37.197	37.751	38.372

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that are contained in this Annual Report. This information is not necessarily indicative of the Argentine economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this Annual Report.

THE REPUBLIC OF ARGENTINA

During 2018, Argentina’s economy was adversely affected by several external and internal factors that ultimately resulted in a crisis of investor confidence. In response, the Government accelerated the pace of economic reforms, and arranged support of multilateral financial institutions. The Government’s ability to steer economic recovery has been further conditioned by factors affecting domestic politics in the rundown to Argentina’s presidential elections scheduled for October 2019.

Recent Political History

In April 2018, the Argentine judicial authorities began an investigation into criminal activity which uncovered an alleged bribery and kickbacks scheme involving public contracts awarded by the Ministerio de Planficación (Ministry of Planning) during the Kirchner and Fernández de Kirchner administrations. Under the so called “Notebook Investigation,” federal courts in Argentina are currently investigating criminal activity allegedly committed by former public officials and businessmen throughout the country. To date, the court in charge of the investigation has indicted several high ranking members of the prior government, including former president Fernández de Kirchner, as well as several businessmen.

In June 2018, the Macri administration announced a 36-month precautionary Stand-By Arrangement (the “SBA”) with the International Monetary Fund (“IMF”). Further, in June 2018, President Macri announced the dissolution of the Ministry of Finance, assigning its powers and duties to the Secretary of Finance of the Ministry of Treasury, and the transfer of powers and duties relating to mining from the Ministry of Energy to the Ministry of Production. In September 2018, in furtherance of the SBA, the Macri administration announced a series of measures to decrease public sector operating expenses and to provide a strategic reorganization of the administration to develop its policies. The Government has maintained a safety net of social spending that targets the most vulnerable social sectors while implementing fiscal measures affecting both expenditures and revenues with the aim of securing a fiscal balance in 2019. The Central Bank, in turn, has tightened its monetary policies by raising interest rates and decelerating monetary growth while allowing the peso to float freely within a non-intervention zone. See “—Monetary System—Monetary Policy.” The proximate causes of Argentina’s 2018 economic crisis were associated with a drought that severely curtailed exports, an increase in international interest rates as the US increased domestic rates, and uncertainty surrounding international trade as major powers fail to reach agreement on measures designed to curtail long term imbalances. Argentina’s fiscal imbalances, its dependence on foreign revenues to cover its fiscal deficit, and material rigidities that have historically limited the ability of the economy to absorb and adapt to external factors, have added to the severity of the current crisis.

Foreign Affairs and International Organizations

G-20

Argentina chaired the G-20 for the year 2018. In the summit held in Buenos Aires on November 30 and December 1, 2018, the G-20 leaders adopted a declaration focusing on the following pillars: the future of employment, development infrastructure, a sustainable food future and gender equality. The summit also provided an opportunity to build a positive trade agenda and confirm political support among G-20 leaders for improvements to the functioning of the World Trade Organization (WTO), as well as to discuss existing global challenges and efforts to combat climate change.

MERCOSUR

In October 2018, Mr. Jair Bolsonaro was elected President of Brazil, and took office on January 1, 2019. Among the various announcements made by the new Brazilian administration, existing arrangements under the MERCOSUR agreements that call for coordinated commercial policies may be revisited.

UNASUR

On April 18, 2018, Argentina, Brazil, Colombia, Chile, Paraguay and Peru decided to discontinue their participation in the various bodies and branches of UNASUR until conditions guaranteeing the proper functioning of the organization are met and UNASUR returns to its original objectives.

THE ARGENTINE ECONOMY

Overview

During the first five months of 2018, the Argentine economy was affected by a severe drought that led to a sharp decline in agricultural production and export revenue, while world energy prices increased and global access to financing became tighter through the appreciation of the U.S dollar and an upward shift in the U.S. yield curve. These factors negatively affected the peso, which lost 34.5% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, generated market concerns regarding the Central Bank’s ability to roll-over its short–term debt and resulted in a marked increase in Argentina’s sovereign risk premium. In June 2018, the Macri administration entered into a 36-month SBA (as defined below) with the IMF and other financing agreements with multilateral organization. In spite of the SBA and the structural benchmark contemplated in the IMF program through June 2018, inflation did not abate, net international reserves continued to decrease, the current account deficit remained high and other program targets were not met. In August 2018, after the peso lost 21.3% of its value vis-à-vis the U.S. dollar over a period of 20 days, the Government requested (i) an augmentation of access under the SBA, (ii) a front-loading of access into 2018-2019 (instead of 2020-2021) and (iii) that the domestic counterpart of the access drawn under the SBA be made available to support budget needs. In furtherance of the program agreed with the IMF, the Government accelerated the pace of the economic and policy reforms contemplated in the SBA including foreign trade reforms, fiscal policy measures, energy sector reforms, measures designed to address certain socio-economic needs and measures to increase the productivity and competitiveness of the Argentine economy. See also “—Monetary System—Monetary Policy” for a description of measures implemented by the Central Bank.

Since September 2018, the peso has stabilized versus the U.S. dollar, although inflation remained high throughout December 2018, reflecting in part the on-going impact of the August 2018 depreciation of the peso on domestic prices, in spite of the Central Banks’ tight monetary policy and the Government’s measures designed to curtail expenditures, primarily through a reduction of existing subsidies to the energy and transportation sectors of the economy.

During 2018, the Macri administration promoted various measures intended to increase the productivity and competitiveness of the Argentine economy, including:

•

Regulation of the Ley de Biotecnología (Biotechnology Law). In January 2018, the Macri administration regulated the Biotechnology Law to facilitate investments, accelerate innovation and promote employment growth in the biotechnology sector. The law, sanctioned more than 10 years ago, provided for the accelerated amortization of income taxes and the early repayment of VAT refunds for the acquisition of capital goods, among other things.

•

Compre Argentino. On April 18, 2018, Congress enacted legislation relating to public procurement procedures; aimed at fostering industrial production and employment by using public procurement to develop Argentine industry, improve its production capabilities and enhance its export profile.

•

Antitrust Regime (Competition Law). On May 9, 2018, Congress amended the Competition Law to provide better options for consumers and facilitate competition among companies based on their merit, quality, prices and innovation. The amendments introduced promote greater transparency in the market and provide for the creation of an independent body, the Autoridad Nacional de la Competencia (National Competition Authority) and a leniency program, a key tool in preventing and detecting cartels. Additionally, the law aims to raise fines with clearer criteria and introduces an ex-ante merger and acquisition control regime, which includes an expeditious process for non-controversial cases.

•

Private-Public Partnerships Law. During the first half of 2018, the Government, conducted the first round of public bidding for road infrastructure projects, receiving 32 offers from 10 different consortiums. The adjudication of these projects took place during June 2018 and works began in November 2018. Awarded companies have until mid-2019 to secure financing. However, in the last months of 2018, the economic downturn experienced by the Argentine economy led to increase financing costs to these PPP projects. See “The Argentine Economy—Macri Administration: 2015-2017—Private-Public Partnerships Law.”

•

Amendment to the Labor System. On April 27, 2018, the Macri administration submitted a bill to Congress to amend labor regulations. The bill’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs. As of the date of this Annual Report, Congressional debate of the bill is pending.

•	Productive Financing Law. On May 9, 2018, Congress enacted significant amendments to the capital markets regulations. See “Monetary System—Securities Markets—Regulation of the Securities Markets.”

•

Aviation Sector Development. In July 2018, the Government authorized airlines operating in Argentina to offer flights below the previously mandated minimum fare for domestic round trip tickets purchased at least 30 days in advance. Additionally, the Comprehensive Aviation Plan (as defined below) includes infrastructure improvements in 30 Argentine airports and the incorporation of new air navigation technology and equipment for logistical operations, among other projects aimed at improving civil aviation. With the announcement of the Comprehensive Aviation Plan, more than 130 new domestic and international air routes have been added by several airlines and the frequency of certain existing flights has increased, in line with the Comprehensive Aviation Plan objective to create additional hubs and decrease dependency on the airports of the City of Buenos Aires.

Effective January 1, 2018, with the expiration of the emergency period under the Public Emergency Law (as defined below), the regulation of wellhead natural gas prices was discontinued. During the six month period ended June 30, 2018, the increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 55% of the tariff to residential end-users in the City of Buenos Aires, totaled 23% (from Ps.840/MWh on average as of December 31, 2017 to Ps.1030/MWh as of June 30, 2018 on average), while the increase in the price of natural gas for residential end-users was 24% (from Ps.78/MMBtu on average as of December 31, 2017 to Ps.96/MMBtu on average as of June 30, 2018 on average).

On May 31, 2018, Congress enacted legislation providing for the retroactive decrease of electricity, gas and water tariffs to prices of November 2017 and limiting the Government’s ability to further increase tariffs. However, on that same date, President Macri exercised his constitutional powers and vetoed the law.

In August 2018, after the steep depreciation of the peso, the Government announced a retroactive increase in energy prices, applicable from April 2018 to September 2018, to compensate energy distributors for such depreciation and eliminated certain energy subsidies for large consumers in the financial, commercial and real estate sectors. In October 2018, the Government announced that the increase in gas prices announced in August 2018 would be payable in installments by the National Treasury, to avoid the impact on consumers. Price increases in water and transportation service fees were also announced in the last quarter of 2018.

In September 2018, Argentina resumed exporting gas to Chile, reversing the trend of the last 11 years. The existence of excess capacity is the result of significant investments made in exploration and development in the Vaca Muerta region during 2017 and 2018. In the eleven month period ended November 30, 2018, gas and energy exports increased by 80.5% to U.S.$3.9 billion, compared to U.S.$2.1 billion during the same period in 2017.

During 2018, the Government transferred Ps.177.9 billion to the energy sector, compared to Ps.125.6 billion in 2017. This increase was mainly due to a depreciation of the peso vis-à-vis the U.S. dollar, as energy costs are mainly denominated in foreign currency.

Agreements with the IMF and other multilateral organizations

On June 7, 2018, the Ministry of Treasury and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA is intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects.

Further, on June 7, 2018, the Macri administration entered into a U.S.$2.5 billion financing agreement with the IADB (as defined below), a U.S.$1.75 billion financing agreement with the World Bank and a U.S.$1.4 billion financing agreement with the CAF (as defined below), in each case, to be disbursed within the 12 months following the execution of the agreement. The proceeds of these agreements are intended to finance infrastructure projects, complementing the financing provided by the SBA. On June 22, 2018 the Government made a first drawing of approximately U.S.$15 billion under the SBA.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Government and the Central Bank, the IMF’s Executive Board allowed the Government to draw the equivalent of U.S.$5.7 billion, bringing total disbursements since June 2018 to approximately U.S.$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 have increased by U.S.$18.9 billion. IMF disbursements for the remainder of 2018 were more than double compared to the original IMF-supported program, to a total of U.S.$13.4 billion (in addition to the U.S.$15 billion disbursed in June 2018). Planned disbursements in 2019 were also nearly doubled, to U.S.$22.8 billion, with U.S.$5.9 billion planned for 2020-21. The resources available in the program are no longer expected to be treated as precautionary and the Government’s request that the IMF financing be used for budget support was granted.

Fiscal Policy

On September 3, 2018, the Macri administration announced a series of measures aimed at achieving a primary fiscal balance in 2019 and a primary fiscal surplus in 2020. These include a combination of measures to reduce public sector expenditures and measures to increase public sector revenues, including the following:

•

the number of ministries was reduced from 19 to 10, to be able to provide a more targeted response to the future agenda and decrease public sector operating expenses. The Ministries of Tourism, Environment, Modernization, Energy, Labor, Agribusiness, Health and Culture, Science and Technology were transformed into secretaries under the purview of other ministries;

•	inefficient energy and transport subsidies were scaled back and to a significant extent transferred to the provinces;

•	capital expenditures by the public sector will be contained especially in sectors where greater private sector involvement is expected;

•	public sector employment will be reduced without affecting essential public services;

•	export duties on all exports were reintroduced effective January 1, 2019 and are expected to be maintained through 2020;

•	wealth taxes will be increased; and

•	the planned scaling down of the financial transaction taxes will be suspended.

Measures designed to address socio-economic needs.

On September 3, 2018, the Macri administration announced the strengthening of social programs, such as the Asignación Universal por Hijo, and the increase of assistance to institutions attending the needs of the most vulnerable members of society, to mitigate the impact of continued inflation. Further, the Macri administration announced an expansion of the Precios Cuidados (Price Watch) program, offering discounts on basic goods throughout the country, and that ANSES will recommence granting low interest loans to retirees and beneficiaries of social programs.

Financial Policy

Since April 2016, Argentina has continued settling claims with holders of Untendered Debt consistent with the terms of its February 2016 Settlement Proposal. As of December 31, 2018, the outstanding principal amount of Untendered Debt that was not subject to a settlement agreement totaled approximately U.S.$1.12 billion, of which the outstanding principal amount of foreign law governed Untendered Debt that was not subject to a settlement agreement and was not time-barred (in the Republic’s understanding) totaled approximately U.S.$506 million. See “The Argentine Economy—Macri Administration: 2015-2017—Financial Policy.”

Gross Domestic Product

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)

	As of September 30,
	2017(3)		2018(3)
Nominal GDP (in millions of pesos)(1)	Ps.	9,907,977	Ps.	13,183,986
GDP (in millions of U.S. dollars)(1)	U.S.$	617,209	U.S.$	566,022
Per capita GDP(1)	U.S.$	14,085.87	U.S.$	12,785.78
Peso / U.S. dollar exchange rate(2)		16.05		23.29

(1)	GDP figures in this table correspond to annual information and are expressed in nominal terms.
(2)	Average nominal exchange rate for the period specified.
(3)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	For the nine-month period ended September 30,
	2017(1)		2018(1)
Consumption:
Public sector consumption	Ps.	97,887	Ps.	94,966
Private consumption		544,746		545,584

Total consumption		642,632		640,550
Gross investment		144,973		147,405
Exports of goods and services		143,492		139,167
Imports of goods and services		209,754		214,111

Net exports/(imports)		(66,262)		(74,943)
Inventory provision		1,192		(4,161)
Statistical discrepancy		7,821		11,269

Real GDP	Ps.	730,356	Ps.	720,119

(1)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices)

	For the nine-month period ended September 30,
	2017(3)		2018(3)
Natural Resources and others(1)	Ps.	540		Ps.556
Durable equipment for production
Machinery and equipment:
National		22,846		21,621
Imported		40,551		43,697

Total		63,397		65,317
Transport products
National		10,052		8,797
Imported		9,377		7,866
Total		19,429		16,663
Total durable equipment for production		82,826		81,980
Construction(2)		61,607		64,869

Total gross investment	Ps.	144,973	Ps.	147,405

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	For the nine-month period ended September 30,
	2017(3)		2018(3)
Primary production:
Agriculture, livestock, game and forestry	Ps.	58,532	Ps.	47,073
Fishing		2,690		2,756
Mining and extractives (including petroleum and gas)		20,931		21,331

Total primary production		82,154		71,159
Secondary production:
Manufacturing		120,046		117,912
Construction		21,952		23,027
Electricity, gas and water		12,644		12,791

Total secondary production		154,643		153,729

Services:
Transportation, storage and communications		59,487		58,162
Trade, hotels and restaurants		104,792		103,308
Financial, real estate, business and rental services		101,126		105,136
Public administration, education, health, social and personal services		102,322		102,944
Domestic services(1)		4,199		4,178

Total services		371,924		373,728

Plus import duties less adjustment for banking service(2)		121,636		121,502

Total real GDP	Ps.	730,356	Ps.	720,119

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

During the nine-month period ended September 30, 2018, real GDP contracted by 1.4% compared to the same period in 2017. This contraction was primarily driven by a 3.0% decrease in exports of goods and services and a 3.0% decrease in public sector consumption. Total consumption decreased by 0.3% compared to the same period in 2017.

The services sector increased by 0.5% for the nine-month period ended September 30, 2018 compared to the same period in 2017 and accounted for 52% of real GDP. Within the services sector, growth was driven by financial services.

The primary production sector contracted by 13.4% during the nine-month period ended September 30, 2018 compared to the same period in 2017, primarily as a result of a the impact of the severe drought on the agriculture sector. The secondary production sector increased by 0.6% primarily driven by the manufacturing sector.

Primary Production

Agriculture, Livestock, Fisheries and Forestry

A severe drought affected a large portion of the territory dedicated to agricultural production during the 2017/2018 harvest season. In March 2018, the Government declared the state of emergency in the agriculture and livestock sectors of the provinces of Buenos Aires, Córdoba, Corrientes, Entre Ríos, Santa Fe and Santiago del Estero, which results in producers receiving certain tax benefits and deferrals on amounts owed to the Banco de la Nación Argentina under certain financings.

According to estimates published by the Ministry of Agriculture in April 2018 for the 2017/2018 season, wheat production totaled 42 million tons, an 18% decrease when compared to the 51.5 million tons projected in November 2017 for the same period, and soy production totaled 37.6 million tons, a 29% decrease when compared to the 53 million tons projected in November 2017 for the same period.

Poverty and Income Distribution

On January 24, 2018, INDEC’s assessment of its essential goods and services basket for the Greater Buenos Aires area indicated that a standard family required Ps.16,677 to gain access to the essential goods and services basket in December 2017, compared to Ps.13,156 in December 2016.

According to INDEC, in August 2018, the essential food basket for households stood at Ps.8,347.57, which increased the essential goods and services basket to Ps.20,868.9.

Employment and Labor

Unemployment and Underemployment

The unemployment rate in the second quarter of 2018 stood at 9.6%, which represents a 2.4 percentage point increase from the last quarter of 2017 according to INDEC and the activity rate (which is the percentage of employed individuals plus unemployed individuals over total population) remained stable at 46.4%. The unemployment rate in the Greater Buenos Aires metropolitan region was 10.5%, the highest in the country. The 2018 economic slowdown affected employment adversely increasing the unemployment rate to 9% as of September 30, 2018.

Wages and Labor Productivity

In August 2018, the minimum monthly wage for public and private employees was set at Ps.10,000, representing an increase of 12.9% compared to December 2017.

In 2018, the minimum income subject to income tax was Ps.28,855 for single workers and Ps.39,495 for married workers with two children.

BALANCE OF PAYMENTS

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	For the nine-month period ended September 30,
	2017		2018
Current Account	U.S.$	(22,231)	U.S.$	(25,799)
Trade of Goods and Services		(10,959)		(12,610)
Goods(1)		(3,031)		(4,131)
Credit		44,120		45,655
Debit		47,150		49,786
Services(2)		(7,928)		(8,479)
Credit		10,881		10,507
Debit		18,810		18,986
Primary Income (Earnings)		(11,660)		(14,067)
Employee Compensation		(69)		(73)
Investment Earnings		(11,590)		(13,994)
Direct Investment		(6,221)		(5,825)
Portfolio Investment		(4,172)		(6,926)
Other Investments		(1,303)		(1,562)
Reserve Assets		105		319
Secondary Income (Current Transfers)		388		877
Capital Account		132		81
Net external financial needs		(22,099)		(25,718)
Financial Account		(22,074)		(25,395)
Central Bank		8,309		(5,433)
Reserves		10,019		(5,393)
Liabilities		1,710		40
Deposit-Collecting Entities		(5,386)		(1,510)
Government		(25,310)		(29,643)
Other Sectors		314		11,192
Net Errors and Omissions		26		324
Memorandum Item
Transactions of Reserve Assets Change		10,019		(5,393)
Central Bank International Reserve Variation		10,929		(6,052)
Exchange Rate Adjustment	U.S.$	910	U.S.$	(659)

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

In the nine-month period ended September 30, 2018, the current account registered a U.S.$25.8 billion deficit, compared to the U.S.$22.3 billion deficit registered during the same period in 2017. The increase in the deficit was mainly the result of:

•

a U.S.$12.6 billion deficit in the trade of goods and services account, which represented a U.S.$1.6 billion deficit increase from the U.S.$11.0 billion deficit recorded during the same period in 2017, mainly due to a U.S.$4.1 billion deficit in the goods account in the nine-month period ended September 30, 2018 compared to a deficit of U.S.$3.0 billion during the same period in 2017; and

•

a U.S.$14.1 billion deficit in the primary income account, which represented a U.S.$2.4 billion deficit increase from the U.S.$11.7 billion deficit recorded during the same period in 2017, mainly due to a 20.7% deficit increase in investment earnings.

Trade of Goods

In January 2018, Argentina regained access to the U.S. Generalized System of Preferences, under which over 500 Argentine exports enjoy preferential tariffs. Argentina had been suspended from the system in 2012 due to its failure to comply with ICSID awards related to U.S. companies. Further, in April 2018, the U.S. agreed to exempt Argentine steel and aluminum exports to the U.S. from tariffs.

Further, in January 2018, the Macri administration reached an agreement with China on the elimination of restrictions on imports of Argentine meat.

Financial Account

In the nine-month period ended September 30, 2018, the financial account recorded net inflows of U.S.$25.4 billion, an 15.0% increase compared to the same period in 2017.

Central Bank. In the nine-month period ended September 30, 2018, the Central Bank recorded net outflows of U.S.$5.4 billion. Central Bank’s foreign currency reserves decreased by U.S.$15.4 billion compared to the same period in 2017.

Deposit-Collecting Entities. In the nine-month period ended September 30, 2018, deposit-collecting entities recorded net inflows of U.S.$1.5 billion, a decrease of U.S.$3.9 billion compared to net inflows of U.S.$5.4 billion recorded during the same period in 2017.

Government. In the nine-month period ended September 30, 2018, the non-financial public sector recorded net inflows of U.S.$29.6 billion, a U.S.$4.3 billion increase over net inflows of U.S.$25.3 billion recorded during the same period in 2017. This increase was mainly due to inflows from the sale of Bonares due 2024 and Bonares due 2025 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions and inflows from IMF disbursements under the SBA, which were partially offset by outflows in portfolio investment.

Other Sectors. In the nine-month period ended September 30, 2018, net outflows in other sectors totaled U.S.$11.2 billion, compared to net outflows of U.S.$314 million in the previous year. This increase was mainly driven by a decrease in short-term investments made in Argentina by non-residents, attributable to the appreciation of the U.S dollar and upward shift in the U.S. yield curve. See “—The Argentine Economy—Agreements with the IMF and other multilateral organizations” and “—Monetary System—Monetary Policy.”

International Reserves

As of September 30, 2018, the gross international reserve assets of the Central Bank totaled U.S.$49.0 billion, compared to U.S.$55.1 billion as of December 31, 2017. This decrease was mainly due the severe drought that led to a sharp decline in agricultural production and export revenue and significant capital outflows following the appreciation of the U.S dollar and upward shift in the U.S. yield curve, which were partially offset by IMF disbursements under the SBA and inflows from (which are accounted for as loans) entered into by the Government. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations” and “—Monetary System—Monetary Policy.”

MONETARY SYSTEM

Monetary Policy

During the first quarter of 2018, the Argentine economy continued to experience monthly inflation rates that turned the annual target of 15% announced on December 28, 2017 increasingly more difficult to meet. Ultimately, the Central Bank’s reliance on short term peso denominated Lebacs to absorb liquidity in the financial system was insufficient to curtail inflation and created a significant refinancing risk, increasing pressure on the peso as investors sought to exit the peso market. In May 2018, the Central Bank announced a series of measures (including the increase of its key interest rate to 40%) to reduce the volatility of the peso against the U.S. dollar after a 6.8% depreciation of the peso from April 25, 2018 to May 3, 2018. To mitigate growing pressure on the peso, additional measures were announced in June 2018, including (i) a 5% incremental increase in legal reserves for demand and time deposits, with certain exceptions; (ii) limits on the net foreign asset position of financial institutions (measured on a daily basis) which were reduced from 10% to 5% of their responsabilidad patrimonial computable, which is the sum of basic net worth (patrimonio neto básico) and complimentary net worth (patrimonio neto complementario); (iii) to extend liquidity of the secondary market of Letes denominated in U.S. dollars, the requirements for financial entities to acquire Letes in the secondary market were relaxed and financial entities were authorized to increase their net foreign asset position above the 5% limit described above and up to 30% of their of their responsabilidad patrimonial computable, as long as the excess is comprised of Letes; and (iv) the introduction of a new mechanism for the purchase or sale of foreign currency through a bidding process, intended to remain in effect until dysfunctional price differentiation in terms of volume or volatility abated.

Between June and August 2018, the Central Bank announced several increases to the minimum reserve requirements for demand deposits and term deposits in pesos, with the aim of controlling the money market liquidity and reducing inflation.

On August 7, 2018, the Central Bank’s board of directors created the Comité de Política Monetaria (Monetary Policy Committee, or “COPOM”), comprised of the Central Bank’s President, Vice-President and the Economic Investigations Deputy General Manager and a member of the board of directors. The Monetary Policy Committee is in charge of determining reference rates, repurchase transactions rates and the rate of securities issued by the Central Bank, among all other factors necessary to execute the monetary policy program. On that same date, the COPOM decided to replace the 7-day repo reference rate with the 7-day Leliq as the new monetary policy interest rate, fixing the rate initially at 40%, mainly due to a need to fine-tune its monetary policy instruments given an increase in inflation observed in June 2018, which reached 29.5% year-on-year after the depreciation of the peso during May and June of that year. On August 13 and August 30, 2018, the Central Bank increased its monetary policy rate to 45% and 60%, respectively, in response to the continued depreciation of the peso and its expected impact on inflation, and committed not to reduce such rate until December 2018.

On August 13, 2018, the Central Bank announced the gradual elimination of the stock of Lebacs, which amounted to approximately Ps. 1 trillion as of such date and were held in equal parts by banking entities and non-banking entities. To effect the elimination, the Central Bank announced that in each bidding process it will offer an amount of Lebacs lower than the stock maturing as of such date. Further, the Lebacs offered will only be available to non-banking entities, whilst banking entities will only be offered Nobacs and Leliqs. The elimination of the stock of Lebacs seeks to improve the efficiency of the monetary policy and promote the development of the financial system.

On October 1, 2018, the Central Bank shifted to a simpler approach which seeks to lower inflation by targeting the growth of the monetary base. In particular, the Central Bank announced that it will not increase the monetary base until June 2019, with a seasonal adjustment in December and June when demand for money is higher. This target brings about a significant monetary contraction in real terms.

The monetary target is achieved by conducting daily transactions of Leliqs with banks, while Lebacs have been practically redeemed in full. In addition, this target may be reached by adjusting minimum liquidity requirements. The interest rate on Leliqs is set by the supply and demand of liquidity, but remained above or around 60% during the last quarter of 2018. This quantity-based framework will remain in place until the nominal anchor becomes fully established and an inflation targeting regime can be successfully implemented.

The monetary target is supplemented with foreign exchange intervention and non-intervention measures. The Central Bank announced that it would not intervene in the foreign exchange market if the Peso / U.S. dollar exchange rate was between Ps.34 and Ps.44 to U.S.$1. This range was adjusted daily at a 3% monthly rate until December 2018. Beginning in January 2019, the range adjusts daily at a 2% monthly rate. If the exchange rate climbs above the non-intervention range, the Central Bank intends to sell foreign currency for up to U.S.$150 million daily. These sales will not be sterilized, thus resulting in an additional contraction of the monetary base. If the exchange rate is below the non-intervention range, the Central Bank will be able to purchase foreign currency up to U.S.$75 million daily. Only in this scenario backed by a rise in reserves may the monetary authority decide to expand the monetary base.

Within the first three months of the new scheme’s implementation, the Central Bank achieved its monetary target.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of September 30,
	2017		2018
Assets
International reserves:
Gold	Ps.	44,084	Ps.	93,938
Foreign currency		453,396		988,210
Placements of foreign currency		371,382		915,050
Other(1)		1,157		6,880

Total international reserves(2)		870,020		2,004,078

Public bonds(3)		1,199,705		2,072,230
Credits to:
Government (temporary advances)		472,230		502,730
Financial system		765		460
International organizations(4)		74,389		181,492
Other assets(5)		301,700		405,147

Total assets		2,918,808		5,166,138

Liabilities
Monetary Base:
Currency in circulation(6)		662,975		753,321
Current accounts in pesos(7)		205,130		496,336

Total monetary base		868,105		1,249,657

Deposits:
Government deposits		5,585		307,869
Other deposits		249,259		533,506

Total deposits		254,844		841,375

Obligation to international organizations		3,454		110,375
Central Bank notes:
Notes issued in foreign currency		—		—
Notes issued in pesos		1,098,058		797,675

Total Central Bank notes(8)		1,098,058		797,675
Other liabilities		614,362		1,031,592

Total liabilities		2,838,824		4,047,921

Net assets	Ps.	79,984	Ps.	1,118,217

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	50,237	U.S.$	49,003
International reserves of the central bank (in months of total imports)		8.3		7.9
Exchange rate Ps./U.S.$(9)		17.32		40.90

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks and does not include quasi-currencies.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes Lebacs and Nobacs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank.

Restrictions and Other Regulations on Foreign Exchange Transactions

Current Regulations

On January 11, 2018, the managed floating exchange market (“MLC”) was created by virtue of Decree No. 27/2018, to provide more flexibility to the foreign exchange system and promoting competition, allowing new entities to operate as currency exchange offices provided they register with the Registro de Operadores de Cambio (Exchange Operators Register).

Inflation

The table below sets forth the wholesale price index (WPI) and National CPI for the periods indicated:

	CPI	WPI
2018
January	1.8%	4.6%
February	2.4%	4.8%
March	2.3%	1.9%
April	2.7%	1.8%
May	2.1%	7.5%
June	3.7%	6.5%
July	3.1%	4.7%
August	3.9%	4.9%
September	6.5%	16.0%
October	5.4%	3.0%
November	3.2%	0.1%
December	2.6%	1.3%
2019
January	2.9%	0.6%

Securities Markets

Regulation of the Securities Markets

On May 9, 2018, Congress enacted Law No. 27,440 (the “Productive Financing Law”) for the development of national capital markets by (i) fostering the local capital market to increase financing for micro-, small- and medium sized enterprises (“MSMEs”); (ii) promoting access to housing by generating financing for mortgage loans; (iii) increasing financial instruments that favor and promote long-term savings; (iv) strengthening the regulatory powers of the Comisión Nacional de Valores (National Securities Commission, or “CNV”); and (v) stimulating the federalization of capital markets through technology.

As of December 31, 2018, the market capitalization of Argentina’s securities markets for equities was U.S.$278. billion, a 24.0% decrease compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2017, mainly as a result of a depreciation of the peso vis-à-vis the U.S. dollar. See “Defined Terms and Certain Conventions—Exchange Rates.”

MSCI Emerging Market Classification

On June 20, 2018, index provider MSCI announced that beginning in May 2019, it will reclassify Argentina as an emerging market. However, MSCI will restrict the inclusion in the index only to foreign listings of Argentinian companies, such as American Depositary Receipts (ADRs). Argentina had been downgraded to frontier market status in 2009 after the Fernández de Kirchner administration imposed capital controls.

PUBLIC SECTOR FINANCES

Fiscal Policy

In May 2018, the Ministry of the Treasury announced a reduction of the fiscal deficit target for 2018, from the budgeted 3.2% of GDP to 2.7% of GDP. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

On December 18, 2018, the Supreme Court (as defined below) ruled that the Administración Nacional de la Seguridad Social (the Argentine National Social Security Administration or “ANSES”) had incorrectly applied the the Remuneración Imponible Promedio de los Trabajadores Estables (“RIPTE”) index to calculate pension payments and should have utilized the Salarios Básicos de la Industria y la Construcción (“ISBIC”) index instead. As the result of underpayment, an estimated 12,000 pensioners are owed reparations to make up for the misapplication of indices. The Government intends to begin reparation payments in 2020.

National Public Accounts

The fiscal primary results of the Government for 2018 resulted in a primary deficit of Ps.339 billion (2.4% of GDP).

While revenues for the period increased at a rate of 30.2% (year on year), primary expenses increased at a rate of 22.4% (year on year), of which capital expenditures increased at a rate of 1.1% (year on year) and social security outlays increased at a rate of 27.6% (year on year), and the remaining primary expenditures on the whole decreased at a rate of 19.6% (year on year).

Tax Regime

On December 29, 2017, Law 27,430 was published in the Official Gazette providing for specific income tax exemptions on certain financial assets held by individuals that are Argentine residents and non-Argentine residents. Pursuant to Law 27,430, non-Argentine residents that are residents of a “cooperative jurisdiction” and whose funds originate in a “cooperative jurisdiction,” are exempt from paying income tax on (A) capital gains generated by the sale or exchange of shares or securities representing underlying shares to the extent they are (i) placed through a public offering authorized by the CNV; (ii) traded in stock markets authorized by the CNV under segments that ensure offer interference with time-price priority; or (iii) sold through a tender offer or exchange regime authorized by the CNV; and (B) interest and capital gains generated by (i) sovereign bonds issued by the federal, provincial or municipal governments or by the City of Buenos Aires (excluding LEBACs); (ii) negotiable obligations that meet the requirements set forth under Article 36 of Law No. 23,576; (iii) publicly placed debt securities issued by Argentine financial trusts; (iv) publicly placed quotas of Argentine mutual funds included under Article 1° of Law 24,083; and (v) securities issued abroad representing underlying shares issued by Argentine companies and offered publicly with the CNV’s authorization.

In general terms, if a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” interest income generated by peso-denominated securities without a currency adjustment clause that do not qualify for any exemption will be taxed at a rate of 5%, while interest income generated by peso-denominated securities with a currency adjustment clause or by foreign currency-denominated securities will be taxed at a rate of 15%. If a non-Argentine beneficiary resides in a “cooperative jurisdiction” and its funds originate in a “cooperative jurisdiction,” capital gains generated by the sale or exchange of financial assets that do not qualify for any exemption will be taxed at a rate of 5% or 15%, depending on the specific asset involved.

If a non-Argentine beneficiary is a resident of a “non-cooperative jurisdiction” or the funds used to purchase such Argentine financial assets originate in a “non-cooperative jurisdiction,” a 35% tax rate will be applied to the statutorily provided tax base for interest and/or capital gains. See “Public Sector Finances—Tax Regime.”

Further, to buttress fiscal revenue, the Government has announced a series of measures designed to increase tax revenues in 2019, including most notably (i) taxing all exports of goods and services, (ii) increasing wealth taxes, (iii) subjecting public sector employee wages to income tax, (iv) eliminating tax deductions and other similar regulations having the effect of reducing taxable income, and (v) deferring by one year the planned reduction in the financial transaction tax.

2019 Budget

On September 17, 2018, the Macri administration submitted to Congress its budget proposal for the 2019 fiscal year (the “2019 Budget”), which was approved on November 15, 2018. The 2019 Budget is the first budget since 2009 to have balanced public accounts, and contemplates a reduction in the public sector primary deficit from an estimated 2.6% of GDP in 2018 to 0% of GDP in 2019. The deficit reduction is expected to be achieved both by limiting expenses and by an increase in revenues at the federal and provincial levels. Among other things, the 2019 Budget reinforces the allocation of public revenues adopted since 2016, which allows the provinces to assume directly commitments previously defined by the central Government. The 2019 Budget contemplates that the provinces will receive 50% of the federal tax collection compared to 47% projected for 2018 and 40% received in 2015.

The table below presents a comparison of the 2019 Budget against the 2018 Budget.

	Budget Comparison (in millions of pesos)
	Budget 2018		Budget 2019		Difference
					Ps.		%
Current Revenues	Ps.	2,321,563.4	Ps	.3,622,139.6	Ps	.1,300,576.2	56.0%
Tax Revenues		1,258,433.4		2,134,302.3		875,868.9	69.6
Social Security Contributions		890,638.9		1,208,553.1		317,914.2	35.7
Non-Tax Revenues		65,904.3		88,681.2		22,776.9	34.6
Sales of Goods and Services of the Public Administration		7,625.6		7,062.2		(563.4)	(7.4)
Property Taxes		95,955.1		179,862.1		83,907.0	87.4
Current Transfers		1,265.2		2,672.6		1,407.4	111.2
Other Revenues		1,740.9		1,006.1		(734.8)	(42.2)
Operating Surplus of Public Entities		—		—		—	—

Current Expenditures		2,772,489.2		4,102,292.8		1,329,803.6	48.0
Consumption Expenditures		498,431.9		677,615.8		179,183.9	35.9
Personnel		386,004.5		530,927.7		144,923.2	37.5
Goods and services		112,427.4		146,688.1		34,260.7	30.5
Property Taxes		286,334.2		596,273.3		309,939.1	108.2
Social Security Expenditures		1,210,786.0		1,792,971.9		582,185.9	48.1
Direct Taxes		6,774.6		6,659.0		(115.6)	(1.7)
Other Losses		2,036.5		1,067.4		(969.1)	(47.6)
Current Transfers		726,976.3		951,383.5		224,407.2	30.9
Operating Deficit of Public Entities		41,149.7		76,321.9		35,172.2	85.5

Primary Result		(450,925.8)		(480,153.2)		(29,227.4)	6.5
Capital Revenues		4,275.1		99,121.5		94,846.4	2218.6
Capital Expenditures		235,152.2		215,033.1		(20,119.1)	(8.6)
Real Direct Investment		111,760.7		121,494.1		9,733.4	8.7
Capital Transfers		114,842.5		80,895.6		(33,946.9)	(29.6)
Financial Investment		8,549.0		12,643.4		4,094.4	47.9
Total Revenues		2,325,838.5		3,721,261.1		1,395,422.6	60.0

Total Expenditures		3,007,641.4		4,317,325.9		1,309,684.5	43.5

Total Primary Expenditures		2,721,450.4		3,721,261.1		999,810.7	36.7

Primary Result		(395,611.9)		—		395,611.9	(100.0)

Financial Result	Ps.	(681,802.9)	Ps.	(596,064.8)	Ps.	85,738.1	12.6%

Fiscal Relations with the Provinces

Revenue Transfers

In August 2018, the Macri administration enacted Decree No. 756/18, eliminating the Fondo Federal Solidario (Joint Federal Fund). The Joint Federal Fund was created in March 2009 for infrastructure expenditures in the provinces and municipalities and was financed by 30% of the tax revenues generated by soy exports, which were distributed among the provinces pursuant to the Co-Participation Law. To compensate the provinces for the loss in revenues, in September 2018, the Macri administration created the Programa de Asistencia Financiera a Provincias y Municipios (Federal Financial Assistance Program to Provinces and Municipalities) through which the Macri administration will transfer in total Ps.4.1 billion to all jurisdictions that signed the Fiscal Consensus (as defined below). See “Public Sector Finances—Fiscal Relations with the Provinces—Other Arrangements with the Provinces.”

PUBLIC SECTOR DEBT

Debt Owed to Financial Institutions

On June 7, 2018, the Ministry of Treasury and the IMF staff reached an understanding on the terms of a 36-month SBA for disbursements totaling approximately U.S.$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. Further, on June 7, 2018, the Macri administration entered into a U.S.$2.5 billion agreement with the IADB, a U.S.$1.75 billion financing agreement with the World Bank and a U.S.$1.4 billion financing agreement with the CAF, in each case, to be disbursed within the 12 months following the execution of the agreement. On October 26, 2018, the IMF’s Executive Board approved an augmentation of the SBA increasing total assets to approximately U.S.$57.1 billion for the duration of the program through 2021. Since June 2018, the Government has drawn approximately U.S.$20.6 billion under the SBA. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

Foreign Currency-Denominated Debt in 2018

Foreign Currency-Denominated Bonds. In 2018, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$19.3 billion, consisting of U.S. Dollar-denominated bonds maturing in 2023, 2028 and 2048 for an aggregate principal amount of U.S.$9.0 billion, Bonar Dual for an aggregate principal amount of U.S.$3.6 billion maturing in 2019 and 2020, Bonares due 2020 for an aggregate principal amount of U.S.$2.1 billion and treasury bills subscribed by the China Machinery Engineering Argentina Sociedad Anónima for an aggregate principal amount of U.S.$250.6 million. Further, in 2018, Bonares due 2024 and 2025 for an aggregate principal amount of U.S.$3.0 billion and U.S.$4.0 billion, respectively, were issued as part of certain transactions entered into by the Republic on March 28, April 19 and December 19, 2018 for a total aggregate amount of U.S.$3.4 billion, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions.

Foreign Currency-Denominated Debt Service

The following tables set forth information regarding the Republic’s projected debt service obligations on its foreign currency-denominated debt incurred in 2018 for the currencies and periods indicated:

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues Closing between January 1 and December 31, 2018(1)(2) (in millions of U.S. dollars)

	2018		2019		2020		2021
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
U.S.$ 4.625% Bonds due 2023	—	40.5	—	80.9	—	80.9	—	80.9
U.S.$ 5.875% Bonds Due 2028	—	249.7	—	249.7	—	249.7	—	249.7
U.S.$ 6.875% Bonds Due 2048	—	103.1	—	206.3	—	206.3	—	206.3
U.S.$ 8.000% Bonds Due 2020	—	—	—	170	2,120.3	85	—	—
Agreements Bonar 24(2)	—	—	497.3	239.4	2,486.8	—	—	—
Agreements Bonar 25(3)	—	171.8	1,958.1	174.8	2,060.8	59.2	—	—
Treasury Bills	—	—	—	—	250,6	—	—	—

	2022		2023		2024		2025
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
U.S.$ 4.625% Bonds due 2023	—	80.9	1,750.0	40.5	—	—	—	—
U.S.$ 5.875% Bonds Due 2028	—	249.7	—	249.7	—	249.7	—	249.7
U.S.$ 6.875% Bonds Due 2048	—	206.3	—	206.3	—	206.3	—	206.3

(1)	Preliminary figures.
(2)

Corresponds to Bonares 24 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. These agreements, for a total aggregate amount of U.S.$ 1.4 billion, are denominated in U.S. dollars, accrue interest at a 6-month LIBOR interest rate plus a spread of 550 basis points and are amortized in installments corresponding to interest and capital payments under the Bonares 24. The amount indicated in this table as capital payment to be made in 2020 corresponds to the nominal value of Bonares 24 to be canceled at the scheduled maturity of these agreements upon the Republic’s payment of U.S.$632 million.

(3)

Corresponds to Bonares 25 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. These agreements amortize in installments corresponding to interest and capital payments under the Bonares 24. A portion of these agreements (for a total aggregate amount of U.S.$ 1 billion) is denominated in U.S. dollars and accrues interest at a 6-month LIBOR interest rate plus a spread of 290 basis points, whilst the remaining portion (for a total aggregate amount of U.S.$ 1 billion) is denominated in Swiss Francs and accrues interest at a rate of 1.7%. The amounts indicated in this table as capital payment to be made in 2019 and 2020 correspond to the nominal value of Bonares 25 to be canceled at the scheduled maturity of these agreements upon the Republic’s payment of U.S.$831 million and $799 million, respectively.

Source: INDEC and Ministry of Treasury.

U.S. Dollar-Denominated Treasury Bills Program

As of December 31, 2018, U.S.$12.8 billion aggregate principal amount of Letes were outstanding, of which U.S.$9.7 billion were held by the private sector.

Local Currency-Denominated Debt in 2018

Between January 1 and December 31, 2018, the Republic issued local currency-denominated bonds for an aggregate principal amount of Ps.385.6 billion, of which Ps.490.3 million corresponded to Bontes 2019, Ps.70.5 billion corresponded to Bonares 2019, Ps.91.4 billion corresponded to Boncers 2022, Boncers 2023 and 2025, Ps.30.0 billion corresponded to Bogatos 2020, Ps.73.2 billion corresponded to Bonte 2023 and Bonte 2026, Ps.1.1 billion corresponded to Bonar 2022 and Ps.118.9 billion corresponded to Bote 2020.

Peso-Denominated Treasury Bills Program

As of December 31, 2018, Ps.505.8 billion aggregate principal amount of Letes were outstanding, of which approximately Ps.483.4 billion were held by the private sector.

Legal Proceedings

The Settlement

As of the date of this Annual Report, agreements in principle have been executed with holders of approximately 85% of the nominal amount of Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

On February 2, 2018 and February 12, 2018, the claims relating to final settlement agreements entered into by the Republic on October 27, 2017 with creditors of the Republic holding bonds with a nominal amount of approximately U.S.$92 million were dismissed. See “Public Sector Debt—Legal Proceedings—The Settlement.” On November 8, 2017, the Republic entered into a final settlement agreement with creditors of the Republic holding bonds governed by New York law with a nominal amount of approximately U.S.$2.2 million, and governed by Italian law, German law and English law with a nominal amount of approximately €6.0 million. The claims were dismissed on February 7, 2018.

As of February 19, 2019, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.3 billion, plus interest, and the satisfaction of judgments in the amount of approximately U.S.$5.3 billion. In addition, the Republic is currently reviewing executed settlement agreements in order to reconcile those agreements with claims in the District Court, for the purpose of dismissing any and all actions and/or judgments where the asserted claims have been settled.

As of the date of this Annual Report, the Republic has settled with holders of German law governed bonds for a nominal amount of €275.1 million. The Republic is currently working on defining a mechanism that would permit the settlement and cancellation of certain German law governed bonds that are held in physical form.

Individual litigation in the United States

As of February 19, 2019, 58 complaints involving bonds defaulted in 2001 with an alleged nominal amount of approximately U.S.$452 million were pending in court. In these actions, judgments for a total value of approximately U.S.$336 million have been entered involving bonds with a nominal amount of approximately U.S.$198 million.

On January 2, 2018, three individuals initiated a lawsuit against the Republic based on their purported ownership of Custody Certificates issued by the Republic under the 2001 Tax Credit Program established by Decree No. 1005/2001. The Custody Certificates are alleged to represent the principal of Republic-issued bonds governed by New York law and held in trust in Argentina, with a nominal value of approximately U.S.$35.8 million. Plaintiffs seek damages and the issuance of a pari passu injunction. On January 15, 2019, the District Court granted the Republic’s motion to dismiss, partly because the Custody Certificates did not provide for jurisdiction in the District Court. Plaintiffs filed an appeal on February 11, 2019, which remains pending as of the date of this Annual Report.

On April 24, 2018, a plaintiff filed an amended complaint seeking a money judgment for principal and interest, based on its purported ownership of U.S.$760,000 in principal of 1994 FAA bonds. Plaintiff includes claims for breach of the pari passu provision substantially similar to the claims dismissed by the District Court on December 22, 2016 in a similar case. The Republic moved to partially dismiss the complaint on June 25, 2018, and briefing was completed on July 13, 2018. On October 22, 2018, the District Court granted the Republic’s motion to dismiss, dismissing all claims that accrued more than six years before the action was commenced and all pari passu claims. On November 26, 2018, plaintiff filed an appeal, which remains pending as of the date of this Annual Report.

On September 10, 2018, the District Court granted the Republic’s motion to dismiss a complaint filed based on plaintiff’s purported ownership of bonds with a nominal amount of approximately U.S.$5.3 million governed by New York law and bonds with a nominal amount of €1.0 million governed German law. The District Court found all of plaintiff’s claims to be time-barred, rejecting plaintiff’s arguments that the Republic’s legislative enactments, financial publications, statements from public officials, or the 2010 Exchange Offer tolled the statute of limitations. On September 21, 2018, plaintiffs filed an appeal, which remains pending as of the date of this Annual Report.

On January 14, 2019, a plaintiff filed a complaint seeking approximately U.S.$83.7 million for non-payment of GDP-linked warrants while the pari passu injunction was in effect. The Republic’s response to the complaint is due by March 18, 2019.

Pari passu litigation

While plaintiffs have brought claims for breach of the pari passu clause after the pari passu injunction was lifted in April 2016, as of the date of this Annual Report, no request for pari passu injunctions or damages made after April 22, 2016 has been granted by the District Court.

In April 2018, several plaintiffs holding an aggregate nominal value of U.S.$5.44 million in Republic issued bonds filed motions seeking injunctions based on the Republic’s alleged breach of the pari passu clause. On November 6, 2018, the District Court denied the motions, holding that the Republic is no longer in breach of the pari passu clause. Plaintiffs did not file an appeal.

Class Action litigation in the United States

On May 16, 2018, the Republic paid U.S.$21.7 million to settle eight class actions and as a result the class actions were dismissed with prejudice on May 29, 2018. Another certified class action was dismissed before settlement, and as of the date of this Annual Report, plaintiffs in three remaining certified class actions have not yet sought judgments.

On January 22, 2018, a plaintiff filed a complaint in the District Court on behalf of a putative class of beneficial owners of 2005 and 2010 Exchange Bonds governed by U.S. and English law. The complaint seeks interest on overdue interest payments that were delayed while the District Court’s pari passu injunctions were in effect from 2014 to 2016. On November 2, 2018, the District Court granted the Republic’s motion to dismiss the complaint, holding that plaintiff did not have standing to bring suit, the bonds did not create a contractual obligation for interest on overdue interest, and the court did not have jurisdiction over the English-law bonds. Plaintiff did not file an appeal.

Litigation in Germany

As of January 19, 2019, final judgments have been entered for a total amount of approximately €132.5 million in principal plus interest and costs in suits brought against the Republic in Germany relating to defaulted bonds, while claims seeking approximately €2.5 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered. The Republic has continued settling cases with holders of defaulted bonds governed by German law that are not time barred on a basis consistent with the February 2016 Settlement Proposal.

Litigation in Japan

On March 26, 2018, the Tokyo District Court issued a new judgment against Argentina, and the Republic’s appeal is currently pending before the Tokyo High Court. The Republic maintains discussions with the Commissioned Companies for Bondholders relating to the implementation of its February 2016 Settlement Proposal with holders of its outstanding bonds governed by Japanese law that fall within the scope of the judgement. For these purposes, the Republic convened bondholders meetings on February 22, 2019 for each of the four series of the remaining bonds under Japanese law. In such meetings, bondholders approved, by the requisite majority, a resolution that rendered the standard option under the February 2016 Settlement Proposal binding on all holders of such series of bonds, representing an aggregate settlement amount of JPY933,000,000 for the four series. Upon the Republic’s payment of the settlement amount, all of the outstanding obligations of the Republic under such bonds will be discharged.

Litigation in Spain

On January 25, 2019, Spain’s highest court agreed to hear plaintiff’s appeal of the September 28, 2016 ruling by the Court of Appeals. The Spanish high court’s decision remains pending. See “Public Sector Debt—Legal Proceedings—Litigation in Spain.”

ICSID Arbitration

As of the date of this Annual Report, there are five final outstanding awards issued by ICSID tribunals against Argentina totaling U.S.$670.6 million, another two ICSID awards against Argentina totaling U.S.$517 million pending annulment requested by Argentina, and an additional award of U.S.$13.4 million pending annulment requested by the claimant. There are four ongoing ICSID proceedings against Argentina, with claims totaling U.S.$924.6 million. There is one additional case in which the parties agreed to suspend the proceedings pending settlement discussions, totaling U.S.$25.6 million.

All amounts described above refer to principal damages claims, excluding interest and costs.

Other Arbitration

As of the date of this Annual Report, there are three final outstanding UNCITRAL awards against Argentina for U.S.$28.5 million. As of the date of this Annual Report, there are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling U.S.$669.4 million. There is one additional case with a claim of U.S.$168.7 million in which the parties agreed to suspend the proceedings pending settlement discussions.

All amounts described above refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On July 10, 2018, the Second Circuit Court of Appeals issued a decision affirming the District Court’s decision of September 9, 2016 granting in part and denying in part the Republic’s motion to dismiss the complaint by Petersen Entities (as defined below). See “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S.” On October 31, 2018, the Republic filed a petition for a writ of certiorari. On January 7, 2019, the Supreme Court invited the Solicitor General to express the views of the United States.

PRESENTATION OF STATISTICAL AND OTHER INFORMATION

All annual information presented in this Annual Report is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this Annual Report may differ from the sum of the individual items in those tables due to rounding.

Unless otherwise stated, prices and figures are stated in current values of the currency presented, and references in this Annual Report to “pesos” and “Ps.” are to Argentine pesos, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “euros,” “€” and “EUR” are to the currency of the European Union, references to “CHF” are to Swiss francs and references to “JPY” are to Japanese yens.

Information in this Annual Report that is identified as being derived from a publication of the Republic or one of its respective agencies or instrumentalities is included as public official statements made on the authority of the Republic. Certain statistical information included in this Annual Report is preliminary and is subject to change, completion or amendment.

INDEC

Statistical information reported in this Annual Report has been derived from official publications of, and information supplied by, a number of agencies, including INDEC and the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires).

During the Fernández de Kirchner administration, INDEC—the only institution in Argentina with the statutory authority to produce official nationwide statistics—underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including CPI, GDP, unemployment and poverty data. Reports published by the IMF have stated that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including CPI and GDP data. In February 2014, INDEC released the CPINu. Although this new methodology was expected to bring inflation statistics closer to those estimated by private sources, differences between official inflation data and private estimates remained.

On January 8, 2016, President Macri declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016, pending reorganization of INDEC’s technical and administrative structure. Between January 12 and June 2, 2016, the Government issued a series of resolutions designating either the City of Buenos Aires CPI or the Province of San Luis CPI as the index to be used for calculating inflation. On June 26, 2016, INDEC began publishing the GBA CPI.

On June 29, 2016, INDEC published the “INDEC Report”, a revised calculation of GDP for 2004, which forms the basis of Argentina’s real GDP calculation for every year thereafter. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 10% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic has resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

On July 11, 2017, INDEC began publishing the National CPI, which is prepared in accordance with current international standards and classifies individual consumption by purpose, disaggregating information based on 12 factors, instead of the nine factors previously used in the preparation of the GBA CPI. The adoption of the National CPI brings Argentina’s statistical practice in line with the Organization for Economic Co-operation and Development (“OECD”) guidelines as well as the methodology followed by the statistical divisions of several international organizations, including the United Nations, World Bank, IMF, Economic Commission for Latin America and the Caribbean, and the Inter-American Development Bank ( “IADB”).

In relation to the revision and production of historical statistical information, in particular related to poverty, in its September 2016 Incidence Report on Poverty and Indigence, INDEC stated that it continued to have reservations with respect to statistical series between January 2007 and December 2015, except for any information that was restated in the relevant 2016 reports. INDEC’s reservations result from the inability to obtain adequate historical data that would allow for the completion of series left incomplete prior to the declaration of statistical emergency. Accordingly, reports on poverty and indigence levels for the missing periods and dates cannot be reconstructed primarily due to the lack of reliable data for the relevant periods and as of the relevant dates. In furtherance of the authority delegated to INDEC by Decrees No. 181/15 and 55/16, INDEC has commissioned studies to determine the adequacy of the process for obtaining data, the process for the analysis of such data, the elaboration of indicators and its publication procedures.

National Public Accounts

Historically, transfers from the Central Bank and the Fondo de Garantía de Sustentabilidad (“FGS”) to the Government were recorded as current fiscal revenue under “other non-tax revenue.” Starting in 2016 (and on a pro forma basis for 2015), the Government classifies income generated by the Central Bank and the FGS as financial revenue that does not form part of the calculation of the primary fiscal balance. See “Public Sector Finances—Introduction.”

Certain Methodologies

CER and CVS. Certain data included in this Annual Report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), or the Coeficiente de Variación Salarial (“CVS”). CERs are units of account whose value in pesos is indexed to the CPI designated to be used by the Government. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance. Adjustments and payments on the Republic’s debt indexed to the CER and CVS are not subject to restatement or revision.

Exports. Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

Imports. Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis (“CIF basis”) and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board (“FOB basis”) at a given departure location.

Inflation. The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the CPI between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI in Argentina is calculated by INDEC. In January 2016, the Macri administration declared a state of administrative emergency for the national statistical system and INDEC. See “—INDEC.”

Underemployment rate. Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

Unemployment rate. Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

Balance of Payments. Commencing June 28, 2017, the Government adopted a new methodology for the reporting of balance of payments statistics, which is based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). See “Balance of Payments—Overview.”

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about the Republic’s beliefs and expectations. These statements are based on the Republic’s current plans, estimates and projections. Therefore, undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this Annual Report identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse domestic factors, such as:

•	increases in inflation;

•	increases in domestic interest rates; and

•	exchange rate volatility, any of which could lead to lower economic growth or a decrease in Argentina’s international reserves;

•	adverse external factors, such as:

•	declines in foreign investment, which could deprive the Argentine economy of capital needed for economic growth;

•	changes in international prices (including commodity prices) and high international interest rates, either of which could increase Argentina’s current account deficit and budgetary expenditures; and

•

recession or low economic growth in Argentina’s trading partners, which could decrease exports from Argentina and the country’s international competitiveness, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	other adverse factors, such as:

•	climatic events; and

•	international or domestic hostilities and political uncertainty;

•	adverse outcomes in ongoing litigation and arbitration proceedings in several jurisdictions that may lead to new judgments and awards against Argentina.

DATA DISSEMINATION

Argentina subscribes to the Special Data Dissemination Standard (“SDDS”) of the IMF, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. The Republic, the Government nor any agents acting on behalf of the Republic or the Government in connection with this Annual Report accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this Annual Report.

SUMMARY

Selected Economic Information

(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31,
	2013		2014		2015		2016		2017
THE ECONOMY:
Real GDP (in billions of 2004 pesos)	Ps.	720.4	Ps.	702.3	Ps.	721.5	Ps.	708.3	Ps.	728.6
Rate of change from prior year		2.4%		(2.5)%		2.7%		(1.8)%		2.9%
Nominal GDP		3,348.3		4,579.1		5,954.5		8,188.8		10,555.8
Nominal GDP per capita (in thousands of U.S. dollars)	U.S.$	14.5	U.S.$	13.2	U.S.$	14.9	U.S.$	12.7	U.S.$	14.5
Inflation (as measured by INDEC)		10.9%		23.9%		n.a.		n.a.		24.8%
Inflation (as measured by the City of Buenos Aires CPI)		26.6%		38.0%		26.9%		41.0%		26.1%
Inflation (as measured by the Province of San Luis CPI)		31.9%		39.0%		31.6%		31.4%		24.3%
Unemployment rate		6.4%		6.9%		5.9%		7.6%		7.2%
Population(1)		40.1		40.1		40.1		40.1		40.1
BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	(13.1)	U.S.$	(9.2)	U.S.$	(17.6)	U.S.$	(15.1)	U.S.$	(31.6)
Of which:
Imports of goods		71.3		62.9		57.6		53.5		64.1
Exports of goods		76.0		68.4		56.8		58.0		58.6
Capital account		—		0.1		0.1		0.4		0.1
Financial account		(16.1)		(9.3)		(18.5)		(14.0)		(31.3)
Errors and omissions		(3.1)		(0.2)		(0.9)		(0.8)		(0.2)
Change in gross international reserves deposited in the Central Bank		(11.8)		1.2		(4.9)		14.3		14.6
Gross international reserves deposited in the Central Bank		30.6		31.4		25.6		38.8		55.2
PUBLIC FINANCE:
Revenues	Ps.	707.9	Ps.	997.2	Ps.	1,298.6	Ps.	1,748.9	Ps.	2,094.6
As a % of GDP		21.1%		21.8%		21.8%		21.4%		19.8%
Expenditures		730.4		1,035.8		1,403.4		1,928.8		2,355.6
As a % of GDP		21.8%		22.6%		23.6%		23.6%		22.3%
Primary fiscal balance		(22.5)		(38.6)		(104.8)		(179.9)		(261.0)
As a % of GDP		(0.7)%		(0.8)%		(1.8)%		(2.2)%		(2.5)%
Overall fiscal balance		(64.5)		(109.7)		(225.6)		(365.2)		(569.0)
As a % of GDP		(1.9)%		(2.4)%		(3.8)%		(4.5)%		(5.4)%
PUBLIC DEBT (including arrears) (in billions of U.S. dollars):
Peso-denominated debt	U.S.$	77.3	U.S.$	78.0	U.S.$	73.9	U.S.$	87.2	U.S.$	100.4
Foreign-currency denominated debt		146.2		161.3		166.8		188.3		220.6

Total gross public debt	U.S.$	223.4	U.S.$	239.3	U.S.$	240.7	U.S.$	275.4	U.S.$	320.9

Total gross debt (including arrears and Untendered Debt) as a % of GDP		43.5%		44.7%		53.5%		54.2%		57.0%

Total gross debt (including arrears and Untendered Debt) as a % of Government revenues		205.8%		205.2%		241.0%		249.6%		287.7%

(1)	In millions. Based on the census conducted in 2010. As of 2017, INDEC estimates a total population of 44.0 million.
n.a.	= not available.

Source: INDEC and Ministry of Treasury.

THE REPUBLIC OF ARGENTINA

Map of Argentina

Territory and Population

The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America and the eighth globally in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers), excluding the recently recognized extension by Argentina’s sovereign rights in the South Atlantic Ocean. See “—Foreign Affairs and International Organizations—The Malvinas Sovereignty Dispute.” and “—Foreign Affairs and International Organizations—Continental Shelf.”

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2010, the year of the most recent census, was an estimated 40.1 million. As of 2017, INDEC estimates a total population of 44.0 million. As of 2010, approximately 91.0% of the population of Argentina lived in urban areas and approximately 46.2% of the population (18.5 million people) lived in the City of Buenos Aires and the heavily populated urban area surrounding the City of Buenos Aires, known as the Greater Buenos Aires Area. During the period from 2001 to 2017, Argentina’s population grew at an estimated average annual rate of 1.1%, and as of 2010, approximately 98% of the population over the age of 15 and older was literate.

The table below sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics using the most recent year for which such comparative information is available.

Population

	Argentina		Brazil			Chile			Colombia		Mexico		Peru		United States
Per capita GNI(1)	U.S.$	11,970	U.S.$	8,840		U.S.$	13,540		U.S.$	6,310	U.S.$	9,040	U.S.$	5,950	U.S.$	56,810
Life expectancy (in years)(2)		76		75			79			74		77		75		79
Infant mortality (% of live births)(3)		1.0%		1.4%			0.7%			1.3%		1.3%		1.2%		0.6%
Adult literacy rate (% of population age 15 or older)(2)		98%		92	%(4)		96	%(5)		94%		94%		94%		n.a.

(1) Data as of 2016. Calculated using the World Bank Atlas method.
(2) Data as of 2015, unless otherwise indicated.
(3) Data as of 2016.
(4) Data as of 2014.
(5) Data as of 2013.

n.a. = not available.

Source: World Bank World Development Indicators.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province and the City of Buenos Aires has its own constitution and the people of each province elect a governor and legislators who are independent from the Government. The Government may directly intervene in the administration of the provincial governments in certain emergency situations, including, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The president and vice president are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be re-elected after one term out of office. The president oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura de Gabinete de Ministros (Office of the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The president chooses the chief of the Cabinet of Ministers, who may be removed by the vote of an absolute majority of both houses of Congress. All references in this Annual Report to the “Executive Power” are to the executive branch as described herein.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, with three for each province and three for the City of Buenos Aires. Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second-most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years. The last Senate elections were held in October 2017.

The Chamber of Deputies. The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in October 2017.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice (“Supreme Court”) which has up to five justices.

The Consejo de la Magistratura (Judicial Council) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This body oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings initiated by the Judicial Council to remove judges.

The president appoints all Supreme Court justices subject to Senate approval. All federal court judges are also appointed by the president subject to Senate approval, but they must be selected from a list of individuals submitted by the Judicial Council. Supreme Court justices and all federal court judges are subject to a mandatory retirement age of 75. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a presidential decree, candidates’ identities and certain additional information are published, and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

Following the retirement of two justices, the Supreme Court had three sitting justices as of December 2015. President Macri nominated Mr. Horacio Daniel Rosatti and Mr. Carlos Fernando Rosenkrantz to the Supreme Court. Both nominees were confirmed by the Senate in June 2016. As of the date of this Annual Report, the Supreme Court had five confirmed sitting justices. Mr. Rosenkrantz assumed as Chief Justice on October 1, 2018.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Islas Malvinas. In 1983, Raúl Alfonsín was elected president. In 1989, Raúl Alfonsín was succeeded as president by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. See “The Argentine Economy—Economic History and Background.” During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, who took office in October 1999, was unable to restore economic growth and during the second half of 2001, the deepening economic recession fueled rising social unrest.

Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001. Between December 2001 and January 2002, Congress appointed three successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Néstor Kirchner, former governor of the province of Santa Cruz, was elected and sworn in as president on May 25, 2003. President Kirchner’s term expired on December 10, 2007. His term in office was marked by economic growth, a reduction of poverty and unemployment rates and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

On October 28, 2007, Cristina E. Fernández de Kirchner, from the Frente para la Victoria (Front for Victory) faction of the Peronist Party and President Kirchner’s wife, was elected president. On October 23, 2011, President Fernández de Kirchner was re-elected for a second four-year term, which ended on December 10, 2015.

On November 22, 2015, Mauricio Macri, the candidate from the Cambiemos alliance, was elected president with 51.3% of the votes, after the first presidential run-off election in Argentine history. On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels, which resulted in an increase in the Cambiemos alliance’s representation in the National Congress by nine senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 108 of a total of 257 seats in such Chamber).

As of the date of this Annual Report, the Cambiemos alliance had the first minority bloc in the Chamber of Deputies, while the various factions of the Peronist Party together retained a majority of the Senate. The next presidential and congressional elections are scheduled for October 2019.

Political Parties

The following are Argentina’s principal national political parties:

•	Cambiemos, founded in 2015, is a coalition of several parties, including primarily:

•	Unión Propuesta Republicana (Republican Proposal Union, or “Unión PRO”);

•	Unión Cívica Radical (Radical Civic Union, or “UCR”); and

•	Coalición Cívica (Civic Coalition, or “ARI”).

•	Partido Justicialista (“PJ”), or Peronist Party, evolved from former President Juan D. Perón’s efforts in the 1940s, and includes the following factions:

•	Frente para la Victoria (Front for Victory), which changed its name to Unión Ciudadana (Citizen’s Union) for the 2017 congressional elections; and

•	Frente Peronista (Peronist Front).

•

Frente Renovador (Renewal Front, or “FR”), founded in 2013 as a split-off from the PJ. For the 2015 presidential elections, the FR and the former governor of the Province of Córdoba, Juan Manuel de la Sota, formed the Unidos por una Nueva Alternativa (“UNA”) coalition.

In addition, certain provincial political parties have important representation in Congress, including locally-based parties from Santiago del Estero, Neuquén, San Luis and Catamarca.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)			Senate(2)
	2013(6)	2015	2017	2013(6)	2015	2017
Party:
Partido Justicialista	127	98	95	38	40	33
Front for Victory/ Citizen’s Union(3)	117	81	65	31	40	8
Peronist Front/ Federal PJ(4)	10	17	30	7	—	25
Cambiemos	—	87	108	—	14	24
Radical Civic Union(5)	41	41	40	13	8	12
Unión PRO(5)	18	41	55	3	6	9
ARI/Civic Coalition/Others(5)	3	5	13	1	—	3
UNA	—	28		—	—	—
Frente Renovador(6)	16	—	20	—	—	—
Others(7)	52	44	34	17	18	15

Total	257	257	257	72	72	72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office.
(2)	Composition of the Senate as of December 31 of each year specified.
(3)	The members of this faction are included in the Partido Justicialista total. Mr. Julio de Vido, who was elected to the Chamber of Deputies in 2015, is included in the total but currently suspended.
(4)

The members of this faction are included in the Partido Justicialista total. In the Chamber of Deputies, members of this alliance include members of Bloque Justicialista, Frente de la Concordia Misionero, Córdoba Federal and Justicia por Tucumán. In the Senate, members of this alliance include members of Bloque Justicialista, Partido Justicialista, La Pampa, Justicialista Chubut and Chubut Somos Todos.

(5)

For the 2015 and 2017 elections, members of this alliance are included in the Cambiemos total. In the Chamber of Deputies, members of this alliance include members of the PRO, the ARI/Civic Coalition, the Radical Civic Union, Frente Cívico y Social por Catamarca, Partido por la Justicia Social and Salta por Todos. In the Senate, members of this alliance include members of PRO, the Radical Civic Union, Frente Cívico y Social por Catamarca, Avanzar San Luis, and Producción y Trabajo.

(6)	Members of this alliance include members of Bloque Federal Unidos por una Nueva Argentina, Chubut Somos Todos, Córdoba Trabajo y Producción and Trabajo y Dignidad.
(7)

Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces. For 2013, it also includes the Frente Amplio Progresista, a center-left coalition formed in 2011.

Source: Senate and Chamber of Deputies of Argentina.

In accordance with the political reform bill passed by Congress on December 2, 2009, elections in Argentina are subject to the following regulations:

•

Private contributions for electoral campaigns can only be made by individuals, not companies. In addition, the Government distributes 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% is distributed according to the percentage obtained by each political party in the previous election.

•

Primary elections to elect presidential and congressional candidates must be open, mandatory and simultaneous. All citizens are allowed to vote in the primary of their choosing, regardless of party affiliation.

•

To compete in national elections, candidates must obtain at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specified in the bill.

For current judicial investigations regarding campaign contributions see “Recent Developments—The Republic of Argentina—Recent Political History.”

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of several international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States (“OAS”), and a member of the following international organizations, among others:

•	the International Monetary Fund;

•	the World Bank Group;

•	the International Finance Corporation;

•	the IADB;

•	the Corporación Andina de Fomento (the Andean Promotion Corporation, or “CAF”);

•	the Fondo Financiero para el Desarrollo de la Cuenca del Plata (Financial Fund for the Development of the River Plate Basin, or “FONPLATA”);

•	the Central American Bank for Economic Integration (“CABEI”);

•	the International Fund for Agricultural Development (“IFDA”);

•	the World Trade Organization (“WTO”);

•	the International Labor Organization;

•	the Financial Action Task Force and the Financial Action Task Force on Money Laundering in South America (“GAFISUD”);

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization; and

•	the Asociación Latinoamericana de Integración (Latin American Integration Association, or “ALADI”).

G-20

Argentina has been a member of the G-20, an informal forum that promotes discussion between developed and emerging-market countries on key issues related to the global economy, since it was established in 1999. The G-20 is a key forum for international economic cooperation among its members.

Bilateral Investment Treaties (“BITs”)

Argentina is a party to 51 BITs currently in force. Following the 2001/2002 crisis and the underlying measures adopted by the Government to address the crisis, several arbitration proceedings have been brought by investors against Argentina before the International Centre for Settlement of Investment Disputes (“ICSID”), in accordance with ICSID Arbitration Rules and UNCITRAL Rules, and before the Permanent Court of Arbitration, under various BITs. As of the date of this Annual Report, most of these cases had either been decided or settled. See “Public Sector Debt—Legal Proceedings—ICSID Arbitration” and “—Other Arbitration.”

The Financial Stability Board

The Financial Stability Board (“FSB”) is an international body that monitors and makes recommendations about the global financial system. The FSB seeks to strengthen financial systems and increase the stability of international financial markets; it does so by coordinating with its members’ national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies to promote international financial stability. The FSB aims to foster a level playing field by encouraging consistent implementation of these policies across sectors and jurisdictions.

Argentina has been a member of the FSB since 2009, represented by the Central Bank. In 2015, following a review of the FSB’s structure of representation, Argentina gained a second seat in the Plenary.

G-24

Argentina has been a member of the Group of Twenty-Four since the Intergovernmental Group of Twenty-Four on International Monetary Affairs and Development (G-24) was established in 1971. The purpose of the group is to coordinate the position of developing countries on monetary and development issues, particularly issues on the agendas of the IMF Committee and the Development Committee, and to ensure increased representation and participation of developing countries in negotiations on international monetary system reform.

MERCOSUR

Argentina is a founding member of the Southern Common Market (“MERCOSUR”), established in March 1991 with Brazil, Paraguay and Uruguay as full members or the “Member States.” In July 2012, the founding members (other than Paraguay) admitted the Republic of Venezuela as a full member of MERCOSUR, and in December 2013, Paraguay acknowledged Venezuela’s status as a full member. On December 2, 2016, Venezuela’s status as a full member was temporarily suspended by the other Member States, after it was considered to have failed to implement MERCOSUR regulations in the established four-year period, in accordance with the undertakings assumed in 2012 in connection with its admission to MERCOSUR. On August 5, 2017, the founding members extended Venezuela’s suspension in furtherance of MERCOSUR’s democratic clause. In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. Upon approval, Bolivia will have a four-year period to gradually adopt MERCOSUR’s regulations.

Chile, Colombia, Ecuador, Peru, Guyana and Suriname are “Associate States” of MERCOSUR. Approximately 80% of the regional trade is free from tariffs.

Under the MERCOSUR Treaty, the founding members of MERCOSUR pledged:

(1)

to establish a common market with free movement of goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members;

(2)	to establish common external tariffs for trade with non-members, and

(3)	to adopt a common trade policy towards third countries and blocs.

With the aim of transforming the region into a customs union, in December 1994, the founding members of MERCOSUR agreed to implement a common external tariff. The common external tariff regime took effect on January 1, 1995; however, each member was allowed to exclude certain items from the regime. The exceptions period has been extended to allow Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022, and Paraguay until December 31, 2023.

MERCOSUR members have not yet fully harmonized non-tariff barriers and tariffs exceptions as well as national trade regimes in order to advance in a policy of no border controls.

MERCOSUR has created regional bodies and institutions that aim to further develop the integration process between its members, encompassing several areas such as, energy, transport, communications, education, health, social development, justice, science and technology. MERCOSUR residents also benefit from special residency and work permit regimes within the territory of members of the bloc.

Commencing December 2015, MERCOSUR reignited a largely languishing regional trade agenda by engaging in several negotiations, including (i) a trade agreement with the EU, (ii) a trade agreement with the European Free Trade Agreement (“EFTA”), (iii) a free trade agreement with Canada and (iv) a trade agreement with South Korea.

Further, negotiations have begun for updating existing agreements with India, Mexico and Peru, framework agreements have been established with a view to initiating negotiations with Morocco, Lebanon and Tunisia, draft terms of reference for a free trade agreement have been exchanged with Singapore, and informal talks are ongoing with Japan. In addition, MERCOSUR developed a formal cooperation scheme with the Pacific Alliance. See “Recent Developments—The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

UNASUR

Unión de Naciones Suramericanas (Union of South American Nations, or “UNASUR”) is a South American organization, formed in 2011 by 12 South American countries (Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay and Venezuela) to foster integration and unity among the countries and their people, with the aim of eliminating socioeconomic inequality by prioritizing political dialogue (including the “democracy clause” by which a country may be suspended from UNASUR in case of a breach or threat of breach of the democratic order or a violation of the constitutional order), social policies, education, energy, infrastructure, finance and environment. Within UNASUR, the Counsel of Economy and Finance is responsible for analyzing economic topics of regional interest such as international reserves, financial safety nets, trade and economic development. See “Recent Developments—The Republic of Argentina—Foreign Affairs and International Organizations—UNASUR” for a description of the current status of UNASUR.

Asian Infrastructure Investment Bank

In June 2017, Argentina applied to become a member country of the Asian Infrastructure Investment Bank, which has as its purpose financing energy, transport and telecommunications projects involving its members.

The Malvinas Sovereignty Dispute

Argentina reaffirms its legitimate sovereignty rights over the Malvinas, South Georgias and South Sandwich Islands and the surrounding maritime areas, which are an integral part of its national territory. Due to the fact that these territories are illegally occupied by the United Kingdom, they are subject to a sovereignty dispute, recognized by ten United Nations General Assembly (the “General Assembly”) resolutions, more than 30 resolutions of the Special Committee on Decolonization and numerous pronouncement of the OAS and other international organizations and regional and bi-regional fora. In particular, the General Assembly has recognized the existence of a sovereignty dispute between Argentina and the United Kingdom and has requested both governments to resume negotiations in order to find a peaceful solution as soon as possible.

Many regional and international organizations have reiterated the importance of Argentina and the United Kingdom complying with the provisions of Resolution 31/49 of the General Assembly, which calls upon both parties to refrain from adopting decisions that entail the introduction of unilateral modifications to the situation while the dispute resolution process recommended by the General Assembly is ongoing.

As of the date of this Annual Report, the United Kingdom had not accepted to resume negotiations towards a peaceful resolution of the sovereignty dispute.

Continental Shelf

On March 11, 2016 and on March 17, 2017, the Commission on the Limits of the Continental Shelf (the “CLCS”) unanimously approved the recommendations on the Argentine submission regarding the outer limit of its continental shelf, which comprises the seabed and subsoil of the submarine areas that extend beyond the territorial sea throughout the natural extension of the Argentine territory.

Under the 1982 United Nations Convention on the Law of the Sea (“UNCLOS”), the CLCS recommendations to coastal states on matters related to the establishment of the outer limits of their continental shelf are not binding, but the limits of the continental shelf established by a coastal state based on such recommendations are final and binding.

The CLCS recommendations have not been contested by any country. Argentina’s submission to the CLCS regarding the outer limit of its continental shelf comprised the continental, insular and Antarctic territory. The surface area within the designated limits covers approximately 0.7 million square miles.

With regard to the continental shelf of the Malvinas, Georgias del Sur and Sandwich del Sur Islands, CLCS acknowledged the existence of a sovereignty dispute. For this reason, and in compliance with UNCLOS and its rules of procedure, the CLCS did not analyze or consider the limit of the continental shelf submitted by Argentina in such area, postponing the analysis until the dispute has been resolved. The CLCS has also postponed the consideration of the Antarctic continental shelf, taking into account the special territorial status set forth by the Antarctic Treaty dated December 1, 1951 (as amended), to which Argentina is a party.

The CLCS recommendation and Argentina’s affirmation of rights over the continental shelf are expected to have a beneficial economic impact insofar as, according to Article 77 of the UNCLOS, the coastal state has sovereign rights over the continental shelf with respect to exploration and exploitation of natural resources.

THE ARGENTINE ECONOMY

Economic History and Background

Background

In the late 1800s and early 1900s, Argentina enjoyed a period of great prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy as a decline in world trade deprived the country of its main source of revenue. The Government responded to these developments with a major shift in economic policy, adopting a model of state-led capitalism and import-substitution. Accordingly, state intervention in the economy became pronounced.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

Although manufacturing had become the largest component of the economy by the mid-1970s, the country’s exports continued to be dominated by agricultural products. During this period, the Argentine economy grew continuously at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. The adoption of a crawling-peg exchange rate regime by the Central Bank induced appreciation of the peso and incurrence of external indebtedness by the public and private sectors between 1977 and 1981. Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability;

•	large subsidies of state-owned enterprises;

•	high inflation;

•	periodic depreciations of the currency;

•	an inefficient tax collection system; and

•	inefficient production.

From 1981 through 1990, the average annual real GDP contraction was 0.7%. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases in the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 876.0%. Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed and the continued high levels of state intervention in the economy inhibited its competitiveness. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the Economy. In mid-1989, the Menem administration inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. The immediate objectives of the Menem administration were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar and tied the monetary base to international reserves, limiting the Central Bank’s monetary policy tools;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and 7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.8%, despite a 2.8% contraction in 1995 largely attributable to the capital flight triggered by the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant shortcomings, including the following:

•

Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the use of monetary policy to stimulate the economy in response to downturns in economic activity.

•

Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•

Over-reliance on certain economic sectors. As a result of the real appreciation of the peso and the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

The shortcomings of the Convertibility Regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility Regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility Regime had been implemented.

Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had recorded in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 5.8%. However, the Government relied heavily on borrowings, first from external sources and ultimately from the local banking system and the newly-organized private pension funds, to finance the deficit. Beginning in the last quarter of 1997, external factors, including regional financial crises in Asia and Russia, rising U.S. interest rates and falling commodity prices, caused the capital flows to turn negative, economic activity to decline sharply, ultimately precipitating the economic crisis of 2001.

The Crisis and Beginning of Recovery: 2001 and 2002

During the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 20.3% in the last six months of 2001 and the Central Bank’s international reserves fell by 42.1% in the same period.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per-person, per-month limits on bank withdrawals (known as the corralito), effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict foreign exchange restrictions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

Massive social unrest led to the early resignation of President de la Rúa’s administration and triggered a political crisis that culminated with the election of Mr. Eduardo Duhalde as president in January 2002. Congress passed the Public Emergency and Reform Law of 2002 (the “Public Emergency Law”) which formally terminated the parity between the peso and the U.S. dollar and brought the Convertibility Regime to an end. Through the enactment of the Public Emergency Law and a series of decrees, the Duhalde administration took the following measures:

•	ratified the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•

eliminated the dual exchange rate system adopted immediately following the end of the Convertibility Regime and replaced it with a single exchange rate that allowed the value of the peso to float against other currencies, resulting in a 240.1% increase in the U.S. dollar-peso exchange rate in 2002;

•

ordered the “asymmetric” conversion into pesos (known as “pesification”) of certain U.S. dollar-denominated assets and liabilities at the following exchange rates: Ps.1.00 per U.S.$1.00 for private sector debt (individual and corporate U.S. dollar-denominated debt) with financial institutions and other creditors, Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated public sector debt instruments in the portfolios of national and provincial financial institutions’ portfolios and Ps.1.40 per U.S.$1.00 for all U.S. dollar-denominated bank deposits;

•

amended the charter of the Central Bank to allow it to print currency, make certain short-term advances to the Government and act as a lender of last resort to financial institutions experiencing liquidity difficulties; and

•	imposed further restrictions on bank withdrawals (known as the corralón) until December 2002, which effectively froze all term deposits and subjected them to mandatory restructuring.

Additionally, further restrictions on foreign exchange transactions were introduced in 2002, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002. During this period, economic activity collapsed with the largest contraction in the level of economic activity in Argentine history, fiscal revenues fell, inflation rose significantly and the financial system’s liquidity crisis worsened. In addition to the controls over the foreign exchange market, the Government imposed mandatory repatriation of export proceeds. Strict foreign exchange controls, together with a significant surplus in the country’s trade balance, ensured a supply of foreign currency to the market and resulted in the appreciation of the peso in the second half of the year.

By the middle of 2002, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements succeeded in stabilizing the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002, real GDP contraction had slowed to 6.7%, as compared to the last six months of 2001, and Argentina recorded a U.S.$5.0 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•

inflation, as measured by INDEC, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by INDEC was 40.9% and as measured by the WPI was 118.0%, which, although significant, was relatively low in comparison to the more than 240.1% depreciation of the peso against the U.S. dollar during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year compared to 2001.

To prevent the continued appreciation of the peso, the Central Bank eased certain of the foreign exchange restrictions imposed between November 2002 and January 2003. The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, also allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

By the end of 2002, the economy seemed to have bottomed out from the crisis and the recession that began in 1998. However, the recovery was set against extremely depressed levels of economic activity, similar to those of the early 1990s. In addition, the recovery was the result of a set of economic policies aimed mainly at managing the crisis, but failed to include structural reforms needed to generate sustainable long-term economic growth.

The Kirchner Administration: 2003-2007

Néstor Kirchner became president of Argentina on May 25, 2003. The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8% in 2003. This improvement was primarily a result of a growth in demand for Argentine exports, increased domestic production spurred by improved consumer and investor confidence and the substitution of imported products with domestic products. During the first year of the Kirchner administration, quasi-currencies (treasury bonds issued by the Argentine provinces during the economic crisis) were withdrawn from circulation and restrictions on bank deposits were lifted. In the same year, renewed confidence in the financial system was evidenced by a 24.0% increase in nominal terms in total bank deposits.

The Argentine economy grew continuously in 2004, 2005, 2006 and 2007 at rates of 9.0% (representing the rate of change from 2003 to 2004, calculated using data published by INDEC prior to June 29, 2016), 8.9%, 8.1% and 9.0%, respectively. During this period, the international reserves of the Central Bank increased to Ps.145.5 billion as of December 31, 2007, compared to Ps.41.4 billion as of December 31, 2003. The Kirchner administration’s fiscal and trade policies aimed to generate a fiscal surplus as well as a trade surplus. In each of 2004, 2005 and 2006, Argentina recorded a trade surplus while the Government generated fiscal surpluses primarily through increased tax collections contributed by exports. Inflationary pressures increased in 2007 and through mid-2008 as a result of growing demand and continued supply constraints.

Fernández de Kirchner’s Administration: 2008-2015

Cristina E. Fernández de Kirchner, the wife of former President Néstor Kirchner, became president of Argentina on December 10, 2007, and was reelected in 2011, extending her term in office until December 2015.

The strong economic rebound that took place in Argentina between 2003 and 2007 began to fade during the first half of 2008. President Fernández de Kirchner sought a one-year extension of the Public Emergency Law in December 2007, which empowered the administration to govern a broad range of issues without congressional approval. The Fernández de Kirchner administration continued, and over time expanded, the interventionist economic policies of the prior administration, including expansionary fiscal and monetary policies aimed at maintaining economic growth rates, as well as price controls, tariff limits, subsidies and export taxes.

In March 2008, a series of hikes in export taxes on agricultural products sparked a five-month conflict with farmers. By the third quarter of 2008, the Argentine economy began to experience a downturn that was aggravated by the escalation of the global financial crisis. In November 2008, Congress approved a law nationalizing the private pension system in Argentina, under which the assets held by private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund as part of a new public system administered by the ANSES. Argentina experienced episodes of bank deposit withdrawals and capital outflows in 2008. The Central Bank raised interest rates to limit capital outflows from Argentina just as the economic downturn set in, which, in turn, exacerbated the downturn in the economy.

By mid-2009, public finances had rapidly deteriorated, with public expenditures growing at double the pace of revenue during the first half of the year as the Government attempted to limit the effects of the recession. Private estimates of economic activity showed contractions between 2.5% and 6.0% during the first six months of 2009. The Fernández de Kirchner administration lost control of both houses of Congress in the midterm legislative elections held in June 2009.

Although economic activity began to recover during the fourth quarter of 2009 due, in large part, to growth in industrial activity, public finances continued to weaken. Extraordinary revenue, including social security contributions and public transfers from government agencies such as the Central Bank and ANSES, played a key role in supporting the 19% rise in total public sector revenue in 2009. During 2009, however, social tension continued to increase. In response to opposition and left-wing union demands, the Government announced the extension of two anti-poverty programs—a family allowance for formal sector workers earning less than a monthly threshold and income support for informal sector workers and the unemployed.

In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments. Resistance from the Central Bank’s president, Mr. Martín Redrado, to transfer Central Bank reserves for this use led to a standoff between the administration and the Central Bank, which ultimately resulted in Mr. Redrado’s resignation in January 2010 and renewed concerns over governability, political stability and debt sustainability.

Inflationary pressures rose rapidly in early 2010 as the Central Bank initiated its practice of providing financing to the Government to cover a portion of the fiscal deficit. INDEC reported that 12-month inflation had reached 9.1% in February 2010, while private surveys estimated that inflation had reached between 20 to 25% during the same period. At the same time, the economy began to show signs of recovery, as industrial output increased. The Argentine economy grew by 10.1% in 2010, reaching the highest level of growth since 2005. This growth was primarily driven by high commodity prices, a rapid rise in wages, the appreciation of the peso and higher levels of inflation, which spurred growth in construction and investments in durable equipment. Growth in private consumption was, to a significant extent, attributable to continued increases in Government subsidies and transfers during the year (including through the administration’s anti-poverty programs). In contrast, the current account deteriorated during 2010, with the current-account surplus falling from U.S.$8.2 billion in 2009 to a deficit of U.S.$1.5 billion in 2010, as the trade surplus, a key source of foreign currency, narrowed by more than 20% in 2010.

In June 2010, the Government conducted the 2010 Debt Exchange to restructure Untendered Debt, with an acceptance rate of 81%. Although approximately 92% of Argentina’s defaulted debt was restructured through its 2005 and 2010 Debt Exchanges, an aggregate principal amount of approximately U.S.$6.1 billion of Untendered Debt remained outstanding following these debt restructuring initiatives and litigation with the holdout creditors continued.

The Central Bank continued its expansionary monetary policy in 2011, particularly through its purchases of foreign currency and lending to the Treasury. The Central Bank additionally continued its sterilization efforts to support the peso through the issuance of Central Bank notes (Lebacs and Nobacs).

Shortly after her reelection in October 2011, the Fernández de Kirchner administration introduced a series of capital and foreign-exchange controls intended to increase foreign currency supply and reduce foreign currency demand. During the 12-month period ending in December 2011, capital outflows were estimated to have reached U.S.$25 billion, or nearly half of the Central Bank’s foreign reserves. As a result, demand for U.S. dollars increased, leading to an increase in the gap between the official and unofficial exchange rates.

Argentina also began to experience energy shortages in 2011, following years of very limited investment in the energy sector, as well as the electricity and natural gas tariff-freeze maintained since 2002 as part of the Government’s emergency measures. Between 2008 and 2011, subsidies to the energy and transport sectors had increased by 156% as the energy foreign trade deficit grew. The public sector recorded a deficit of Ps.30.7 billion in 2011 compared to a public-sector surplus of Ps.3.1 billion in 2010.

With the support of Congress, which came under the control of President Fernández de Kirchner’s party with the October 2011 general election, the Government continued its interventionist policies in 2012. In the wake of narrowing fiscal and external surpluses and slowing economic activity, in April 2012, the Government announced an amendment to the Central Bank’s charter, which increased its discretion in policymaking and provided it with additional tools to intervene in the financial system, including in pursuit of its new aim of promoting economic growth with social equity. In May 2012, Congress approved the administration’s bill to nationalize 51% of the shares of the country’s largest oil company, YPF S.A. (“YPF”) which was majority-owned by Spain’s Repsol S.A. (“Repsol”).

In mid-2012, new restrictions on the purchase of foreign currency were introduced. The Government’s attempts to shore up foreign reserves were primarily driven by its dual goals of accumulating U.S. dollars to service its external debt obligations and maintaining a buffer to avoid a currency run in the event of a deterioration of global market conditions or sharp slowdown of domestic economic activity.

There was a marked deceleration of economic activity in 2012, as real GDP contracted by 1.0%, compared to an expansion of 6.0% in 2011. The year was also marked by rising social unrest, with major antigovernment protests held across the country and the first 24-hour general strike since 2003, reflecting growing dissatisfaction with the sharp economic slowdown, persistent high inflation and increasingly restrictive foreign-exchange controls.

During 2012, the primary balance fell sharply to a deficit of Ps.4.4 billion –the first deficit since 1996– from a surplus of Ps.4.9 billion in 2011, as expansionary fiscal policies that relied in part on Central Bank financing failed to prevent an economic slowdown and a decrease in tax revenue growth. The overall fiscal deficit represented an estimated 2.1% of GDP in 2012.

Facing continued social unrest, in June 2013, the Fernández de Kirchner administration announced an increase in social transfers through two programs providing child allowances to households based on certain income thresholds. In an ongoing attempt to stem inflation, in June 2013, the Government announced price freezes that covered approximately 500 products (including food, beverages, cleaning products and toiletries) for an initial three-month period, which was subsequently extended through a series of price freezes into 2014. The economy experienced moderate growth in 2013, as real GDP grew 2.4% compared to the previous year. Nevertheless, the poverty rate is estimated to have increased above 20% during the same period.

In January 2014, the Central Bank allowed the peso to depreciate by a nominal 7% in one day—the largest correction to occur in a single day since the 2001-2002 crisis– as international reserves fell below U.S.$30 billion. Shortly thereafter, the Government announced an easing of certain foreign-exchange controls. In an effort to tame inflation, the Government also launched the Precios Cuidados program in January 2014, which established price controls on a broad range of basic household and other products.

In February 2014, the Government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5.8 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the ICSID.

In May 2014, the Government reached a settlement agreement with the members of the Paris Club, a group of sovereign creditors, in connection with outstanding debt owed to Paris Club members on which the Government had defaulted during the 2001-2002 economic crisis. In accordance with the terms of the agreement, the total outstanding debt will be canceled over a five-year period. See “Public Sector Debt—Debt Record—Paris Club.”

By mid-2014, INDEC data revealed that the Argentine economy was in recession. This data was based on the new methodology established by INDEC in February 2014 in response to the IMF’s censure of Argentina in 2013 for failing to provide statistics in accordance with the IMF’s articles of agreement. Although this new methodology brought INDEC’s statistics closer to those estimated by private sources, differences between official data and private estimates remained.

In June 2014, the Government was constrained by an order of the District Court ruling that it make ratable payments to holdout creditors whenever it repays holders of its bonds issued pursuant to the 2005 and 2010 Debt Exchanges (the “2005 and 2010 Exchange Bonds”). The Government was prevented, by operation of the court’s injunction, from making payments to holders of certain of its restructured bonds issued under New York law. This event prevented Argentina from regaining access to the international capital markets, thereby increasing the risk of a balance-of-payment crisis.

In August 2014, a 24-hour general strike, triggered by increasing unemployment and a fall in real wages, halted public transport and key services. A trend in declining industrial output that began in the third quarter of 2013 continued through 2014, as the country’s manufacturing, mining and utilities sectors faced an erosion of consumer and business confidence, continued high inflation and waning demand from Argentina’s biggest export market, Brazil. By October 2014, the gap between the official and unofficial foreign currency exchange rates widened to 80%. In 2014, the fiscal deficit grew continuously, as total expenditure growth outpaced revenue growth, primarily as a result of an increase in the Government’s social benefit and pension payments.

Between mid-2014 and March 2015, the premium for U.S. dollars offered in the unofficial market narrowed from approximately 80% to 55%. This premium reduction reflected the temporary boost provided by a U.S.$10.3 billion three-year currency-swap agreement between the Central Bank and the People’s Bank of China, as well as the Central Bank’s issuance of U.S. dollar-denominated local bonds. However, the Government failed to address underlying fiscal and external imbalances. During 2014, the overall fiscal deficit rose to Ps.109.7 billion, representing a 70% increase compared to 2013. In total, primary spending rose by 41.8%, with transfers to the private sector, particularly in the form of energy subsidies and social aid, driving this expansion. Real GDP contracted by 2.5% in 2014.

With global capital markets closed to Argentina since the 2001 sovereign default, a trade surplus fueled by high international commodity prices remained the main source of foreign currency reserves for the Central Bank for over a decade. However, exports were undermined in 2014 by continuing external competitiveness problems, falling commodity prices and an economic slowdown in Brazil, Argentina’s primary market for manufactured exports. In total, export earnings fell by 10% in 2014. Although imports also fell substantially, the trade surplus narrowed to U.S.$6.0 billion. Inflows of foreign currency during 2014, including through currency swap agreements entered into by the Central Bank with the People’s Bank of China, increased international reserves, leading to the first annual increase in the balance of payments since 2010.

In 2015, the Government continued to spend heavily, prioritizing fiscal expansion ahead of the general election in October. The continued growth in Government spending contributed to a modest recovery of the Argentine economy beginning in the first quarter of 2015. Despite a deceleration of inflation, monetary expansion accelerated in the first half of 2015. During 2015, the monetary supply rose by 30.2%, compared to a 20.5% increase in 2014. The difference between 2014 and 2015 reflected a change in the Central Bank’s sterilization policy: in 2014, the Central Bank sterilized Ps.94.6 billion and raised interest rates on Lebacs, whereas sterilization fell significantly to Ps.8.7 billion during 2015 as a decrease in the Lebac rate reduced investments by the financial system in Central Bank notes. In a move to boost consumption, in July 2015, the minimum wage was increased by 31.4%—the first major increase since September 2014.

By mid-2015, China had become an important trading partner (as Argentina’s second-largest export destination after Brazil) and source of foreign exchange, particularly in light of the Government’s inability to access the international capital markets. As a result, the depreciation of the renminbi led the Government to tighten foreign-exchange controls in August 2015, with a view to protecting its international reserves and avoiding a currency crisis. In an effort to avoid a depreciation of the peso before leaving office in December 2015, the Fernández de Kirchner administration further tightened foreign exchange controls and raised interest rates in November 2015.

Principal Government Policies and their Impact on Argentina’s Economy (2011-2015)

The Fernández de Kirchner administration failed to change policies that were introduced as temporary, emergency measures in response to the 2001-2002 economic crisis (including foreign exchange controls, export taxes and the freeze on electricity and natural gas tariffs). Increasing intervention by the Government in the economy through price controls and measures designed to discourage substitute imports, as well as exports of certain products, and an increased tax burden on productive activities had the effect of reversing the upward trend in the competitiveness of Argentina’s commodities exports and total manufacturing activities. At the same time, the expropriation of domestic corporations, strict capital controls and the related appreciation of the peso in real terms discouraged investment. The administration’s systematic use of expansionary monetary and fiscal policies throughout the business cycle promoted chronic high inflation. Domestic savings and the development of local capital markets were undermined by the imposition of negative real interest rates. The macroeconomic imbalances that resulted from inconsistent macroeconomic policies and the unresolved litigation with holders of Untendered Debt limited the Republic’s access to international capital markets, resulting in the Government’s growing dependence on Central Bank peso financing and the use of Central Bank foreign currency reserves to service public debt. President Fernández de Kirchner’s policies increasingly eroded confidence in the Argentine economy, which resulted in a lack of investment, capital outflows and a persistent decline in the Central Bank’s international reserves.

The principal government policies of the Fernández de Kirchner administration and their primary effects were as follows:

1.

Expansionary monetary policy and foreign exchange controls. An expansionary monetary policy and pervasive foreign exchange controls, coupled with an unwillingness to allow the peso to float freely, resulted in a real appreciation of the peso and a loss of competitiveness of Argentine production. The expansionary monetary policy fueled inflation (which grew from 9.5% in 2011 to 24.0% in 2014, as measured by INDEC, or from 23.3% in 2011 to 39.0% in 2014, as measured by the Province of San Luis CPI).

2.

Increased regulation to confront inflationary pressures. In response to accelerating inflation, the Fernández de Kirchner administration resorted to measures aimed at controlling supply, rather than reining in demand. These measures included discretionary subsidies, export restrictions and price controls. These measures created additional distortions in relative prices and deterred long-term investment in key sectors of the Argentine economy, including the energy sector.

3.

Discouraged investments. The real appreciation of the peso and foreign exchange controls adversely affected investment generally. In the energy sector, the lack of investment was exacerbated by the Government’s unwillingness to correct utility tariffs that had remained frozen for the Greater Buenos Aires Area (approximately 15 million inhabitants) since the 2001-2002 economic crisis. Argentina—once a net exporter of energy—became a net importer in 2011 with total energy imports of U.S.$6.5 billion in 2014 and U.S.$4.7 billion in 2015. The Government’s reluctance to adjust tariffs and its decision to subsidize energy consumption resulted in direct and indirect transfers to the energy sector, increasing from Ps.50.3 billion in 2011 to Ps.161.2 billion in 2015.

4.

Expanding public expenditures. Expanding expenditures by the public sector resulting from a policy of heavily subsidizing energy and transport, the increase in employment through the creation of public sector employment, a broadening of pension benefits and a significant expansion of social welfare benefits eroded the fiscal surplus created between 2003 and 2009, and resulted in rising primary fiscal deficits beginning in 2012 (0.2% of GDP), which, by December 2015, grew to 1.8% of GDP for 2015.

5.

Dependence on Central Bank financing. The Fernández de Kirchner administration relied on the Central Bank to finance a growing portion of the Government’s deficit (from a surplus of Ps.4.9 billion in 2011 to a deficit of Ps.104.8 billion in 2015). Advances to the Government further increased inflationary pressures, while the recurrent use of the Central Bank’s U.S. dollar-denominated reserves to make payment on the Government’s foreign debt caused international reserves to decline substantially. As of December 31, 2015, the Central Bank’s international reserves stood at U.S.$25.6 billion, compared to U.S.$46.4 billion as of December 31, 2011.

Macri Administration: 2015-2017

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading presidential candidates was held on November 22, 2015, resulting in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Upon assuming office, the Macri administration implemented several significant economic and policy reforms, including foreign trade and foreign exchange reforms, financial and fiscal policy measures, energy sector reforms, measures designed to address certain socio-economic needs and measures to increase the productivity and competitiveness of the Argentine economy.

Foreign trade and foreign exchange reforms

The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors of the economy, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. On February 17, 2017, the Macri administration eliminated import duties, effective as of April 1, 2017, on computers, computer parts and ancillary products (such as printers and scanners). See, however, “Recent Developments—The Argentine Economy—Macri Administration: 2015-2017—Foreign trade and foreign exchange reforms.” With respect to payments for imports of goods and services to be performed abroad, the Macri administration eliminated the restrictions on access to the foreign exchange market. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for merchandise imports that had accumulated due to the restrictions on access to foreign exchange imposed during the Fernández de Kirchner administration. The Macri administration eliminated all of the foreign exchange restrictions, including certain currency controls, imposed during the Fernández de Kirchner administration. These reforms provided greater flexibility and easier access to the foreign exchange market. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.”

Financial policy

Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of Untendered Debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding Untendered Debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions. On March 2, 2016, the District Court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Government had entered into agreements in principle on or before February 29,

2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina issued debt securities in the international capital markets for a total of U.S.$16.5 billion on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions.

Since April 2016, Argentina has continued settling claims with holders of Untendered Debt consistent with the terms of its February 2016 Settlement Proposal.

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 Settlement Proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years. “Public Sector Debt—Legal Proceedings.”

Fiscal policy

The Macri administration took steps seeking to anchor the fiscal accounts and reduce the primary fiscal deficit. The Macri administration implemented the following initiatives:

•

Pension Reform. On June 29, 2016, Congress passed a bill aimed at improving the sustainability and predictability of Argentina’s pension program, while protecting the most vulnerable individuals. See “Public Sector Finances—Social Security—Retiree Programs and Ley de Reforma Previsional (Pension Reform Law).”

•

Tax Reform. On December 27, 2017, the Argentine Congress approved a series of reforms (the “Tax Reform”) intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance. See “Public Sector Finances—Tax Regime.”

•

Fiscal Agreement. On December 22, 2017, Congress enacted law 27,429, approving the Pacto Fiscal (Fiscal Agreement), also known as the Consenso Fiscal (the “Fiscal Consensus”). This regime was built on the agreement signed on November 16, 2017 between the federal government and 23 of Argentina’s sub-sovereign jurisdictions (22 Provinces and the City of Buenos Aires) and favors sustainable growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over a five year period (2018-2022), a waiver by the 23 signatories of lawsuits against the federal government and a compensation to the province of Buenos Aires of Ps. 21.0 billion in 2018, Ps.44.0 billion in 2019 and an amount equal to Ps.44.0 billion adjusted by inflation from 2020 forward in exchange for the elimination of the recurrent federal government contributions to the Fondo del Conurbano Bonaerense (Greater Buenos Aires Area Fund). The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as the Tax Reform (as defined below), the pension system reform and the Ley de Responsabilidad Fiscal (Fiscal Responsibility Law). For a description of the Fiscal Responsibility Law see “Public Sector Finances—Fiscal Relations with the Provinces.”

Energy sector reforms

Following years of very limited investment in the energy sector, inefficiently applied subsidies and the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis despite an inflationary context, Argentina began to experience energy shortages in 2011, which in turn affected the Argentine economy. Argentina went from being a net exporter of energy in 2010 to a net importer beginning 2011 and every year since then.

In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which remained in effect until December 31, 2017 and allowed the Government to take actions designed to ensure the supply of electricity to the country, such as:

•

instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system;

•

the elimination of subsidies and the introduction of tariff updates in the electricity, natural gas and water transport and distribution services (the “Integral Tariff Review”) to encourage investment and improve services, while providing for “social” tariffs designed to address the needs of the most vulnerable groups; and

•

the creation of a program that encourages the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. Further, in August 2017, the Ministry of Energy and Mining approved a regime allowing large consumers to self-generate or purchase renewable energy directly from private generators.

As a result of these measures, (i) the Ministry of Energy adjudicated 41 new thermal power projects for an aggregate of approximately 5,000 MWh, 28 of which were in operation on December 31, 2017, and 147 projects of renewable energy from different sources for an aggregate of approximately 4,500 MWh of renewable energy in 21 provinces; (ii) gas production increased 3.4% on annual basis in the twelve months ended March 31, 2018 and the number of finished wells increased 18% during the same period, while the number of active drilling rigs increased by 25%, mostly in the Vaca Muerta reservoir; (iii) investments in the energy sector increased by 20% in 2017 when compared to 2016, to U.S.$12 billion; and (iv) renewable energy projects for a total installed capacity of 3,799.2 MWh have been awarded, including wind energy, solar energy and biomass-biogas projects.

Certain of the Government’s initial measures to introduce reforms in the energy sector were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives or instructing the Government to conduct non-binding public hearings to present proposals to increase natural gas tariffs and a path for the reduction of natural gas subsidies. After conducting such non-binding public hearings, the Ministry of Energy revised natural gas wellhead prices, which became effective as of October 2016; and revised electricity prices for the regulated distribution segment, which became effective as of November 2017.

During 2017, federal lower court injunctions also suspended end-user electricity tariff increases in the provinces of Buenos Aires and Chaco. Further, distribution tariff schedules have been challenged at a municipal or provincial level in several provinces.

During 2017, regulations were further revised by the Secretary of Energy and ENARGAS, publishing tariff increases to be implemented gradually by the natural gas distribution companies (30% as of April 1, 2017, 40% as of December 1, 2017 and the remainder 30% as of April 1, 2018), setting revised Point of Entry to the Transportation System (“PIST”) gas prices and tariffs for gas transportation and distribution throughout the country and benefiting residential users of natural gas that in any given month registered savings of 20% or higher in their natural gas consumption, compared to the same month in 2015, with a 10% discount in the price of natural gas.

With regards to tariffs for electricity transportation and distribution, tariff increases to be implemented gradually by the nationwide transmission and distribution companies (30% increase in distribution margins applicable starting on February 1, 2017, 18% starting on December 1, 2017 and another 18% increase starting on February 1, 2018) were also published. See “Recent Developments—The Argentine Economy—Measures Introduced during the Last Months of 2018—Energy Sector Reforms” for a description of recent measures adopted in response to the steep depreciation of the peso in 2018.

During 2016, the year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 228% (from Ps.95/MWh to Ps.313/MWh on average), while the increase in the price of natural gas for end-users was 98% (from Ps.21/MMBtu to Ps.41/MMBtu on average).

During 2017, the year-on-year the increase in the price of energy in the wholesale electricity market for end-users totaled 83% (from Ps.313/MWh to Ps.573/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.41/MMBtu to Ps.69/MMBtu on average).

Measures designed to address socio-economic needs

Since assuming office, President Macri announced various measures intended to alleviate the impact of adverse conditions on certain social sectors, including, (i) the eligibility of over half a million children of self-employed individuals to receive the same allowances as those provided to employed workers and annual allowances to temporary workers, including for the months they are not employed; (ii) the harmonization of Asignación Universal por Hijo (Universal Child Allowance) with local programs to permit eligibility for more than one program; (iii) up to Ps.300 (to be adjusted based on price variations) in refunds of VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance, (iv) an increase in the limit on annual income for those eligible for the Monotributo Social program; and (v) programs aimed at providing certain beneficiaries enhanced opportunities to complete their studies and gain training in a variety of fields.

Further, in December 2016, Congress approved an increase in the minimum income threshold for income tax purposes, and its automatic adjustment going forward, by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years. Due to this automatic adjustment, in 2018, the minimum income for single individuals increased to Ps.28.855 and the minimum for married individuals with children increased to Ps.39.495.

In addition, on December 14, 2016, Congress approved Law No. 27,345, which among other measures, declared a social emergency until December 31, 2019.

On March 23, 2017, the Government announced the implementation of a program aimed at increasing home equity loans to middle-income sectors by state-owned banks (Banco de la Nación Argentina, Banco Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires). Financing will be made available for home equity loans having maturities of up to 30 years with interest rates equal to Unidades de Valor Adquisitivo (UVAs). See “Recent Developments—The Argentine Economy—Measures Introduced during the Last Months of 2018” for a description of measures taken with regard to fiscal policy in furtherance of socio-economic needs.

Measures to Increase Productivity, Competitiveness and Transparency

Since assuming office, President Macri announced various measures intended to increase the productivity, competitiveness and transparency of the Argentine economy, including:

•

Aviation Sector Development. On September 21, 2016, the Government announced its “Plan Integral” (“Comprehensive Aviation Plan”) construction program, which is intended to boost the development of the civil aviation sector and includes investments of more than Ps.22.0 billion over the 2017-2020 period.

•

Promotion of productive activity. In October 2016, through the issuance of regulations supplementing the Ley Pyme (SME Act), tax benefits for small- and medium sized enterprises (“SMEs”) were introduced, including (i) the elimination of the notional minimum income tax for SMEs; (ii) SMEs’ ability to deduct taxes paid on financial transactions from income tax payments, defer monthly VAT payments for 90 days and deduct 10% of their investments from their income tax payments; and (iii) VAT returns from investments for SMEs, in the form of a tax credit bond, to be used for tax paying purposes.

•

Private-Public Partnerships Law. On November 16, 2016, Congress approved the Private-Public Partnerships’ Law, which provides for a special regime for infrastructure projects by private investors in partnership with the public sector. See “—Role of the State in the Economy—Private Public Partnerships.”

•

Entrepreneurship Law. In April 2017, Congress enacted the Ley de Emprendedores (Entrepreneurship Law), easing the procedures for the establishment of certain corporations, granting financial benefits to stakeholders, and providing for 0% interest loans to enhance productive activates.

•

Program for Labor Integration in Business. On May 3, 2017, the Government announced the Program for Labor Integration in Business (PIL), which provides for financial incentives for companies that employ beneficiaries of certain social (labor) programs, by covering a portion of the employee’s salary. The measure is aimed at increasing registered employment.

•

Ley de Responsabilidad Penal Empresaria (Corporate Criminal Liability Law). On November 8, 2017, Congress enacted a bill providing for the criminal liability of corporate entities for criminal offenses against public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this bill may be subject to various sanctions, including, fines ranging from two to five times the amount of improperly obtained benefits or the complete suspension of its activities for up to ten years. In addition, the bill extends the criminal liability under the Argentine Criminal Code to cases of bribery committed outside Argentina by Argentine citizens or companies domiciled in Argentina.

Gross Domestic Product

GDP is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 2004 prices, as revised in the INDEC Report. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 12% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation.

The information set forth below in this section has been derived from statistics included in the INDEC Report.

The following table sets forth the evolution of nominal GDP and per capita GDP for the periods specified, at current prices.

Evolution of Nominal GDP and Per Capita GDP

(at current prices)

	2013		2014		2015		2016(3)		2017(3)
Nominal GDP (in millions of pesos)(1)	Ps.	3,348,308	Ps.	4,579,086	Ps.	5,954,511	Ps.	8,188,749	Ps.	10,555,846
GDP (in millions of U.S. dollars)(1)	U.S.$	611,129	U.S.$	564,009	U.S.$	642,416	U.S.$	554,064	U.S.$	637,178
Per capita GDP(1)	U.S.$	14,481	U.S.$	13,218	U.S.$	14,894	U.S.$	12,711	U.S.$	14,467
Peso / U.S. dollar exchange rate(2)		5.48		8.12		9.27		14.78		16.57

(1)	GDP figures in this table are expressed in nominal terms.
(2)	Average nominal exchange rate for the period specified.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	2013		2014		2015		2016(1)		2017(1)
Consumption:
Public sector consumption	Ps.	87,916	Ps.	90,505	Ps.	96,792	Ps.	97,065	Ps.	99,165
Private consumption		525,675		502,764		521,146		515,774		533,721

Total consumption		613,591		593,270		617,938		612,839		632,886
Gross investment		146,057		136,190		140,905		134,022		148,703
Exports of goods and services		149,447		139,017		135,156		142,310		142,912
Imports of goods and services		190,183		168,350		176,281		186,377		214,333

Net exports/(imports)		(40,735)		(29,333)		(41,125)		(44,068)		(71,421)
Inventory provision		1,495		2,179		3,769		643		11,184
Statistical discrepancy		—		—		—		4,901		7,205

Real GDP	Ps.	720,407	Ps.	702,306	Ps.	721,487	Ps.	708,338	Ps.	728,557

(1)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	2013	2014	2015	2016(1)	2017(1)
Consumption:
Public sector consumption	12.2%	12.9%	13.4%	13.7%	13.6%
Private consumption	73.0	71.6	72.2	72.8	73.3

Total consumption	85.2	84.5	85.6	86.5	86.9
Gross investment	20.3	19.4	19.5	18.9	20.4
Exports of goods and services	20.7	19.8	18.7	20.1	19.6
Imports of goods and services	26.4	24.0	24.4	26.3	29.4

Net exports/(imports)	(5.7)	(4.2)	(5.7)	(6.2)	(9.8)
Inventory provision	0.2	0.3	0.5	0.1	1.5
Statistical discrepancy	—	—	—	0.7	1.0

Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Evolution of Real GDP by Expenditure

(% change from previous year, at constant 2004 prices)

	2013	2014	2015	2016(1)	2017(1)
Consumption:
Public sector consumption	5.3%	2.9%	6.9%	0.3%	2.2%
Private consumption	3.6	(4.4)	3.7	(1.0)	3.5

Total consumption	3.9	(3.3)	4.2	(0.8)	3.3
Gross investment	2.3	(6.8)	3.5	(4.9)	11.0
Exports of goods and services	(3.5)	(7.0)	(2.8)	5.3	0.4
Imports of goods and services	3.9	(11.5)	4.7	5.7	15.0

Net exports/(imports)	(44.6)	28.0	(40.2)	7.2	62.1
Inventory provision	185.5	45.7	72.9	(82.9)	1,638.6
Statistical discrepancy	—	—	—	—	47.0

Real GDP	2.4%	(2.5)%	2.7%	(1.8)%	2.9%

(1)	Preliminary data.

Source: INDEC and Ministry of Treasury.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment

(in millions of pesos, at constant 2004 prices)

	2013	2014	2015	2016(3)	2017(3)
Natural Resources and others(1)	Ps.528	Ps.529	Ps.537	Ps.529	Ps.547
Durable equipment for production
Machinery and equipment:
National	23,926	21,605	23,108	22,876	24,208
Imported	35,173	33,804	35,554	35,075	41,852

Total	59,099	55,408	58,662	57,951	66,059
Transport products
National	13,521	10,273	10,698	10,530	10,053
Imported	7,479	6,160	5,724	8,229	9,067

Total	21,000	16,433	16,422	18,759	19,121
Total durable equipment for production	80,099	71,841	75,084	76,710	85,180
Construction(2)	65,429	63,819	65,284	7,806	62,976

Total gross investment	Ps.146,057	Ps.136,190	Ps.140,905	Ps.134,022	Ps.148,703

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Composition of Gross Investment

(as % of total Gross Investment, at constant 2004 prices)

	2013	2014	2015	2016(3)	2017(3)
Natural Resources and others(1)	0.4%	0.4%	0.4%	0.4%	0.4%
Durable equipment for production
Machinery and equipment:
National	16.4	15.9	16.4	17.1	16.3
Imported	24.1	24.8	25.2	26.2	28.1

Total	40.5	40.7	41.6	43.2	44.4

Transport products
National	9.3	7.5	7.6	7.9	6.8
Imported	5.1	4.5	4.1	6.1	6.1

Total	14.4	12.1	11.7	14.0	12.9
Total durable equipment for production	54.8	52.8	53.3	57.2	57.3
Construction(2)	44.8	46.9	46.3	5.8	42.4

Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Evolution of Gross Investment

(% change from previous year, at constant 2004 prices)

	2013	2014	2015	2016(3)	2017(3)
Natural Resources and others(1)	6.7%	0.2%	1.4%	(1.4)%	3.4%
Durable equipment for production
Machinery and equipment:
National	5.4	(9.7)	7.0	(1.0)	5.8
Imported	(3.5)	(3.9)	5.2	(1.3)	19.3

Total	(0.1)	(6.2)	5.9	(1.2)	14.0

Transport products
National	7.8	(24.0)	4.1	(1.6)	(4.5)
Imported	33.5	(17.6)	(7.1)	43.8	10.2

Total	15.7	(21.7)	(0.1)	14.2	1.9
Total durable equipment for production	3.6	(10.3)	4.5	2.2	11.0
Construction(2)	0.8	(2.5)	2.3	(88.0)	706.8

Total gross investment	2.3%	(6.8)%	3.5%	(4.9)%	11.0%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	2013	2014	2015	2016(3)	2017(3)
Primary production:
Agriculture, livestock and game	Ps.46,058	Ps.47,565	Ps.51,282	Ps.48,649	Ps.50,492
Fishing	2,157	2,184	2,239	2,236	2,556
Forestry, logging and related services	1,511	1,520	1,614	1,749	1,751
Mining and extractives (including petroleum and gas)	22,405	22,755	23,130	21,862	21,112

Total primary production	72,131	74,024	78,266	74,496	75,911
Secondary production:
Manufacturing	130,926	124,309	125,261	118,748	122,348
Construction	22,346	21,895	22,554	20,029	22,084
Electricity, gas and water	11,718	11,949	12,477	12,640	12,500

Total secondary production	164,990	158,152	160,292	151.417	156,932

Services:
Transportation, storage and communications	53,754	54,168	55,811	57,685	59,248
Trade, hotels and restaurants	109,311	102,447	105,842	103,764	106,115
Financial, real estate, business and rental services	98,924	97,803	99,428	98,481	102,087
Public administration, education, health, social and personal services	94,638	96,264	99,027	100,932	102,044
Domestic services(1)	4,247	4,259	4,275	4,244	4,199

Total services	360,875	354,941	364,382	365,106	373,693

Plus import duties less adjustment for banking service(2)	122,412	115,189	118,547	117,318	122,020

Total real GDP	Ps.720,407	Ps.702,306	Ps.721,487	Ps.708,338	Ps.728,557

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	2013	2014	2015	2016(3)	2017(3)
Primary production:
Agriculture, livestock and game	6.4%	6.8%	7.1%	6.9%	6.9%
Fishing	0.3	0.3	0.3	0.3	0.4
Forestry, logging and related services	0.2	0.2	0.2	0.2	0.2
Mining and extractives (including petroleum and gas)	3.1	3.2	3.2	3.1	2.9

Total primary production	10.0%	10.5%	10.8%	10.5%	10.4%

Secondary production:
Manufacturing	18.2	17.7	17.4	16.8	16.8%
Construction	3.1	3.1	3.1	2.8	3.0
Electricity, gas and water	1.6	1.7	1.7	1.8	1.7

Total secondary production	22.9%	22.5%	22.2%	21.4%	21.5%

Services:
Transportation, storage and communication	7.5	7.7	7.7	8.1	8.1
Trade, hotels and restaurants	15.2	14.6	14.7	14.6	14.6
Financial, real estate, business and rental services	13.7	13.9	13.8	13.9	14.0
Public administration, education, health, social and personal services	13.1	13.7	13.7	14.2	14.0
Domestic services(1)	0.6	0.6	0.6	0.6	0.6

Total services	50.1%	50.5%	50.5%	51.5%	51.3%

Plus import duties less adjustment for banking service(2)	17.0	16.4	16.4	16.6	16.7

Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

In 2013, real GDP increased by 2.4%. Growth was primarily driven by domestic demand, which offset a weak demand for Argentine exports. Total consumption grew 3.9%, fueled by a 5.3% increase in public sector consumption and a 3.6% increase in private consumption as well as a 2.3% in growth investment. The services sector increased by 1.9% and accounted for 50.1% of real GDP for 2013. Within the services sector, financial services experienced the highest growth. As compared to 2012, the primary production sector increased by 6.1%, primarily as a result of an increase in agriculture, livestock, fisheries and forestry, while the secondary production sector increased by 1.2%, primarily as a result of a 1.5% increase in manufacturing.

In 2014, real GDP decreased by 2.5%. Economic contraction was driven by a decrease in exports, growing uncertainty in the financial sector and foreign exchange market volatility. Gross investment decreased by 6.8%, exports of goods and services decreased by 7.0% and total consumption decreased by 3.3%. The services sector decreased by 1.6% and accounted for 50.5% of real GDP in 2014. Within the services sector, public administration services, however, experienced growth. As compared to 2013, the secondary production sector decreased by 4.1%, primarily as a result of a 5.1% decrease in manufacturing, while the primary production sector increased by 2.6%, primarily as a result of 3.1% growth in agriculture, livestock, fisheries and forestry.

In 2015, real GDP increased by 2.7%. Growth was fueled by total consumption, which increased 4.2% driven by a 6.9% increase in public sector consumption and a 3.7% increase in private sector consumption, and a 3.5% increase in gross investment. The services sector increased by 2.7% and accounted for 50.5% of real GDP for 2015. Within the services sector, public administration experienced the highest rate of growth. As compared to 2014, the primary production sector increased by 5.7% and the secondary production sector increased by 1.4%.

In 2016, real GDP decreased by 1.8%. This contraction was the result of a 4.9% decrease in gross investment and a 0.8% decrease in total consumption, while imports of goods and services increased 5.7%. The secondary production sector, primary production sector and the services sector all contracted, as compared to 2015. The secondary production sector decreased by 5.5%, the primary production sector decreased by 4.8% and the services sector increased by 0.2%, with the transportation, storage and communication sector as well as the public administration, education, health, social and personal services, showing positive growth and partially mitigating the contraction of the economy.

In 2017, real GDP increased by 2.9%. Growth was fueled by an 11.0% increase in gross investment and a 3.3% increase in total consumption. The services sector grew 2.4%, with the wholesale and retail trade services as well as real estate, business and rental services leading the growth, while public administration, education, health social and personal services grew at a slower pace accounting for 14.0% of real GDP in 2017 compared to 14.2% of real GDP in 2016. As compared to 2016, the secondary production sector increased by 3.6% and the primary production sector increased by 1.9%.

The following table sets forth Argentina’s real GDP growth by sector for the periods specified.

Real GDP Growth by Sector

(% change from previous year, at constant 2004 prices)

	2013	2014	2015	2016(3)	2017(3)
Primary production:
Agriculture, livestock and game	11.1%	3.3%	7.8%	(5.1)%	3.8%
Fishing	22.9	1.2	2.5	(0.1)	14.3
Forestry, logging and related services	7.0	0.6	6.2	8.3	0.1
Mining and extractives (including petroleum and gas)	(4.0)	1.6	1.6	(5.5)	(3.4)

Total primary production	6.1	2.6	5.7	(4.8)	1.9

Secondary production:
Manufacturing	1.5	(5.1)	0.8	(5.2)	3.0
Construction	(0.1)	(2.0)	3.0	(11.2)	10.3
Electricity, gas and water	0.5	2.0	4.4	1.3	(1.1)

Total secondary production	1.2	(4.1)	1.4	(5.5)	3.6

Services:
Transportation, storage and communication	2.4	0.8	3.0	3.4	2.7
Trade, hotels and restaurants	2.2	(6.3)	3.3	(2.0)	2.3
Financial, real estate, business and rental services	1.3	(1.1)	1.7	(1.0)	3.7
Public administration, education, health, social and personal services	1.9	1.7	2.9	1.9	1.1
Domestic services(1)	2.2	0.3	0.4	(0.7)	(1.1)

Total services	1.9	(1.6)	2.7	0.2	2.4

Plus import duties less adjustment for banking service(2)	3.4	(5.9)	2.9	(1.0)	4.0

Total real GDP	2.4%	(2.5)%	2.7%	(1.8)%	2.9%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)

The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

(3)	Preliminary data.
Source:	INDEC and Ministry of Treasury.

Primary Production

In 2013, the total primary sector production increased by 6.1% compared to 2012, mainly driven by an 11.1% increase in agriculture, livestock and game. In 2014, the total primary sector production increased by 2.6% compared to 2013, mainly driven by a 3.3% increase in agriculture, livestock and game. In 2015, the total primary sector production increased by 5.7% compared to 2014, mainly driven by a 7.8% increase in agriculture, livestock and game. In 2016, the total primary sector production decreased by 4.8% compared to 2015, mainly driven by a 5.1% decrease in agriculture, livestock and game. In 2017, the total primary sector production increased by 1.9% compared to 2016, mainly driven by a 4.1% increase in agriculture, livestock and game.

Agriculture, Livestock and Game

Argentina relies on its domestic supply for virtually all agricultural and livestock products, and is a major exporter of primary products, including cereals, grains, meat and fish. Crop production consists primarily of soy, corn and wheat. During the 2016 to 2017 season, soy, corn, and wheat production represented 40.2%, 36.2% and 13.5% of total agricultural production, respectively. During 2013, 2014, 2015, 2016 and 2017, Argentina’s agriculture, livestock and game sector accounted for 6.4%, 6.8%, 7.1%, 6.9% and 6.9% of real GDP, respectively.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a small part of the economy, accounting for 3.1%, 3.2% 3.2% 3.1% and 2.9% of real GDP in 2013, 2014, 2015, 2016 and 2017, respectively.

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Latin America, based on 2017 production, according to the 2018 edition of the BP Statistical Review of World Energy, published in June 2018. Since its expropriation of 51% of the shares of YPF, the Government has controlled YPF, which, as of December 31, 2017, held interests in 110 oil and gas fields in Argentina. YPF, in association with private partners, is also engaged in projects relating to the exploration and development of unconventional resources, including shale oil and gas, primarily in the Vaca Muerta formation located in the provinces of Neuquén and Río Negro. See “Role of the State in the Economy—Oil and Gas Industry,” “—Economic History and Background—Fernández de Kirchner’s Administration: 2008-2015,” “—Economic History and Background—Principal Government Policies and their Impact on Argentina’s Economy (2011-2015)” and “—Macri Administration: 2015-2017.”

Argentina’s oil and gas industry and the energy sector became the target of intense regulation during the Kirchner and Fernández de Kirchner administrations, including price controls, export restrictions and other measures that maintained local prices below international price levels. Those same policies, when international oil prices dropped, resulted in subsidies being paid to oil producers to support domestic prices. These measures are in the process of being dismantled by the Macri administration. See “—Role of the State in the Economy—Oil and Gas Industry.”

Secondary Production

Manufacturing

Argentina’s manufacturing sector primarily consists of the production of food and beverages, chemical products and substances, common metals, rubber and plastic products, motor vehicles, trailers and semi-trailers and apparel. The 2001-2002 economic crisis that severely affected Argentina—with GDP contracting 10.9% in 2002—had a significant adverse effect on this sector. The adoption of import-substitution policies commencing in 2002 contributed to the growth of this sector by 4.8% on average each year. Between 2003 and 2008, growth was also fueled by growth of manufactured products, which became competitive due to the effects of the depreciation of the peso and investments aimed at stimulating production. The manufacturing of industrial products, such as chemical products, planes and ships, and agricultural products, such as crops and livestock, also contributed to exports during this period. In 2017, the manufacturing sector accounted for 16.8% of real GDP.

In 2013, the manufacturing sector grew by 1.5% compared to 2012. This increase was primarily driven by:

•	a 5.2% increase in chemical products and substances, accounting for 45.7% of the total expansion in the manufacturing sector in 2013;

•	an 8.4% increase in the production of motor vehicles, trailers, and semi-trailers, accounting for 29.5% of the total expansion in the manufacturing sector in 2013; and

•	an 8.0% increase in non-metallic minerals, accounting for 22.2% of the total expansion in the manufacturing sector in 2013.

This increase was partially offset by a 5.0% decrease in the metal products sector.

During 2014, the manufacturing sector contracted by 5.1% compared to 2013. This decrease was primarily driven by:

•	a 20.6% decrease in the production of motor vehicles, trailers, and semi-trailers, accounting for 22.9% of the total contraction in the manufacturing sector in 2014;

•	a 12.3% decrease in the production of machinery and equipment, accounting for 15.3% of the total expansion in the manufacturing sector in 2014; and

•	a 13.6% decrease in metal products, accounting for 11.9% of the total expansion in the manufacturing sector in 2014.

During 2015, the manufacturing sector increased by 0.8% compared to 2014. This increase was primarily driven by:

•	a 3.9% increase in food and beverages;

•	a 7.0% increase in rubber and plastic products; and

•	a 10.6% increase in furniture.

This increase was partially offset by a 12.0% decrease in common metals production and a 10.1% decrease in motor vehicles, trailers, and semi-trailers.

During 2016, the manufacturing sector contracted by 5.2% compared to 2015. This decrease was primarily driven by:

•	an 8.6% decrease in common metals;

•	a 14.1% decrease in motor vehicles, trailers and semi-trailers;

•	a 2.4% decrease in food and beverages; and

•	an 11.7% decrease in wearing apparel.

All manufacturing sectors experienced a decrease in their production, except for publishing and media.

During 2017, the manufacturing sector grew by 3.0% compared to 2016. This increase was primarily driven by:

•	a 14.0% increase in common metals;

•	a 15.6% increase in machinery and equipment;

•	a 13.4% increase in metal products, excluding machinery and equipment; and

•	an 11.1% increase in motor vehicles, trailers and semi-trailers.

Construction

The Argentine economy shows a strong correlation between the evolution of real GDP and the construction sector, which primarily consists of residential projects. The construction sector accounted for 3.0% of real GDP in 2017.

In 2013, the level of activity in the construction sector decreased by 0.1% compared to 2012. In 2013, the construction sector accounted for 3.1% of real GDP.

In 2014, the level of activity in the construction sector decreased by 2.0% compared to 2013, primarily due to unemployment in both the private and public sectors. In 2014, the construction sector accounted for 3.1% of real GDP.

In 2015, the level of activity in the construction sector increased by 3.0% compared to 2014, primarily due to an increase in private sector projects, which was partially offset by a decrease in public sector projects and construction activity in the hydrocarbons sector. In 2015, the construction sector accounted for 3.1% of real GDP.

In 2016, the level of activity in the construction sector decreased by 11.2% compared to 2015. In 2016, the construction sector accounted for 2.8% of real GDP.

In 2017, the level of activity in the construction sector increased by 10.3% compared to 2016. In 2017, the construction sector accounted for 3.0% of real GDP.

Electricity, Gas and Water

Electricity in Argentina is primarily produced from combined cycle (which uses both gas and steam turbines to produce electricity) and hydroelectric sources, with supplemental generation from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 1.7% of real GDP in 2017.

Electricity production increased by 3.2%, 1.1%, 3.0% and 1.0% in 2013, 2014, 2015 and 2016, respectively, and decreased by 1.1% in 2017, in each case as compared to the previous year. Between 2013 and 2017, Argentina relied in part on fuel imports to meet excess consumption needs. The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	2013	2014	2015	2016	2017
Production of electricity sector
Combined cycle	51,661	51,032	52,565	41,342	61,043
Hydroelectric	40,330	40,660	39,840	26,882	39,584
Other(1)	37,829	38,123	41,142	66,906	35,093

Imports(2)	342	1,390	1,655	1,470	734

Total generation	129,820	131,205	135,202	136,600	136,454

Demand by economic sector
Industrial	38,907	39,028	39,334	37,503	38,246
Residential	50,389	51,444	55,424	57,067	56,024
Commercial	35,938	35,995	37,351	38,541	38,161

Total demand	125,234	126,467	132,110	133,111	132,431

(1)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(2)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.
n.a.	= not available.
Source:	INDEC and Ministry of Treasury.

In December 2015, President Macri declared a state of emergency with respect to the national electrical system which remained in effect through December 31, 2017. The state of emergency allowed the Government to take actions designed to guarantee the supply of electricity to the country including measures to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration announced the elimination of some energy subsidies and a substantial increase in electricity rates. For more information, see “—Economic History and Background—Macri Administration: 2015-2017” and “—Role of the State in the Economy—Oil and Gas Industry.”

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

	2013		2014		2015		2016		2017
Total FOB exports (in millions of U.S. dollars)	U.S.$	75,928	U.S.$	68,440	U.S.$	56,809	U.S.$	57,930	U.S.$	58,449
Fuel and energy (in millions of U.S. dollars)		5,562		4,950		2,252		2,035		2,415
As a % of total FOB exports		7.3%		7.2%		4.0%		3.5%		4.1%
Change from previous year		(5.2)%		(9.9)%		(17.0)%		2.0%		0.9%

Total CIF imports (in millions of U.S. dollars)	U.S.$	71,293	U.S.$	62,899	U.S.$	57,594	U.S.$	53,505	U.S.$	63,971
Fuel and energy (in millions of U.S. dollars)		12,464		11,420		6,952		4,912		5,687
As a % of total CIF imports		17.5%		18.2%		12.1%		9.2%		8.9%
Change from previous year		9.6%		(11.8)%		(8.4)%		(7.1)%		19.6%

Net (imports) exports of fuel and energy (in millions of U.S. dollars)	U.S.$	(6,902)	U.S.$	(6,470)	U.S.$	(4,700)	U.S.$	(2,877)	U.S.$	(3,272)

Source: INDEC and Ministry of Treasury.

In 2017, imports of fuel and energy increased by 13.7% compared to 2016. This increase was mainly due an increase in international energy prices which more than offset the reduction in volume of imports achieved through the recent energy sector reforms. See “Recent Developments—Measures Introduced during the Last Months of 2018—Energy Sector Reforms.”

Evolution of Exports and Imports of Fuel and Energy

(% change in volume from previous year)

	2013	2014	2015	2016	2017
Change in volume of exports	(21.4)%	(5.8)%	(16.9)%	2.3%	(7.3)%
Change in volume of imports	29.0%	(5.5)%	(2.9)%	4.9%	(3.0)%

Source: INDEC and Ministry of Treasury.

Services

The services sector represents the largest portion of the Argentine economy, accounting for 50.1% of real GDP in 2013, 50.5% in 2014, 50.5% in 2015, 51.5% in 2016 and 51.3% in 2017.

The following tables set forth the composition and growth of the services sector for the periods specified.

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	2013	2014	2015	2016(2)	2017(2)
Wholesale and retail trade and repairs	Ps.98,339	Ps.91,605	Ps.94,850	Ps.92,570	Ps.94,718
Transportation, storage and communication services	53,754	54,168	55,811	57,685	59,248
Real estate, business and rental services	71,328	70,964	72,248	72,161	74,400
Education, Social and health services	45,905	46,957	48,480	49,651	50,414
Financial services	27,596	26,839	27,180	26,320	27,687
Other community, social and personal services	18,611	18,253	18,326	18,228	18,452
Public administration	30,121	31,055	32,220	33,053	33,178
Hotels and restaurants	10,972	10,842	10,992	11,194	11,397
Domestic Services(1)	4,247	4,259	4,275	4,244	4,199

Total	Ps.360,875	Ps.354,941	Ps.364,382	Ps.365,106	Ps.373.693

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private chauffeurs.
(2)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Growth of Services Sector

(% change from prior year, at constant 2004 prices)

	2013	2014	2015	2016(2)	2017(2)
Wholesale and retail trade and repairs	2.5%	(6.8)%	3.5%	(2.4)%	2.3%
Transportation, storage and communication services	2.4	0.8	3.0	3.4	2.7
Real estate, business and rental services	0.7	(0.5)	1.8	(0.1)	3.1
Education, Social and health services	2.8	2.3	3.2	2.4	1.5
Financial services	2.8	(2.7)	1.3	(3.2)	5.2
Other community, social and personal services	(1.4)	(1.9)	0.4	(0.5)	1.2
Public administration	2.6	3.1	3.8	2.6	0.4
Hotels and restaurants	—	(1.2)	1.4	1.8	1.8
Domestic services(1)	2.2	0.3	0.4	(0.7)	(1.1)

Total	1.9%	(1.6)%	2.7%	0.2%	2.4%

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private chauffeurs.
(2)	Preliminary data.

Source: INDEC and Ministry of Treasury.

Between 2013 and 2017, the services sector grew by 3.6%, with a contraction in 2014 (1.6%). This increase was primarily driven by growth in transportation, storage, and communication services, which increased by 10.2%, education and social and health services, which increased by 9.8%, and real estate, business and rental services, which increased by 4.4% during this period.

In 2013, the services sector grew by 1.9%. This increase resulted from growth in each sub-sector other than community, social and personal services and hotels and restaurants, with particular growth in education and social and health services, public administration and wholesale and retail trade and repairs.

In 2014, the services sector contracted by 1.6% compared to 2013. This decrease was primarily driven by the contraction of wholesale and retail trade and repairs.

In 2015, the services sector grew by 2.7% compared to 2014. This growth was primarily driven by the increase in wholesale and retail trade and repairs and real estate, business and rental services.

In 2016, the services sector grew by 0.2% compared to 2015. While transportation, storage and communication service grew by 3.4% and public administration service grew by 2.6%, growth in those segments was partly offset by a 2.4% decrease in wholesale and retail trade and repair services and a 3.2% decrease in financial services. In 2016, the services sector accounted for 51.5% of real GDP.

In 2017, the services sector grew by 2.4% compared to 2016. This increase was primarily driven by a 2.3% increase in wholesale and retail trade and repairs services, as well as a 3.1% increase in real estate, business and rental services, and was partly offset by a 1.1% decrease in domestic services. In 2017, the services sector accounted for 51.3% of real GDP.

Telecommunications

The telecommunications sector has grown since 2001. Much of this growth has resulted from a substantial increase in the use of mobile communications, which have become increasingly common in Argentina as more affordable cellular phone plans have become available and consumers’ purchasing power has improved.

In October 2009, the Argentine Congress passed the Audiovisual Communication Services Law No. 26,522 (the “LSCA”) to replace the general legal framework under which the audiovisual media industry had operated in Argentina for approximately three decades. This law, which imposed restrictions on the ownership of licenses, was challenged by private companies operating in the audiovisual media industry on several grounds, including its encroachment on constitutional rights. On October 29, 2013, the Supreme Court of Argentina upheld the constitutionality of the LSCA.

On December 16, 2014, Congress passed Law No. 27,078 (the “Digital Argentina Act”), which partially repealed the existing National Telecommunications Law No. 19,798 and conditioned the effectiveness of Decree No. 764/00 (which had deregulated the telecommunications market) on certain new regulations. The most significant change to the former National Telecommunications system was the creation of a new public service referred to as “Public and Strategic Infrastructure Use and Access Service for and among Providers.” By characterizing this activity as a public service, providers (including audiovisual communication service providers) could be required to grant other “Information and Communication Technologies” (or “TIC,” the term used to refer to telecommunication services under the Digital Argentina Act) service providers access to network elements, related resources or services for such other TIC service providers to render their own services. Network and infrastructure owners could be required to grant network access to competitors that had not made investments in their own infrastructure.

Until December 2015, the Argentine media industry was governed by the LSCA and the Digital Argentina Act, and subject to the oversight of two different enforcement agencies: (a) in the case of the audiovisual media industry, by the LSCA and its federal enforcement authority (the “AFSCA”), and (b) in the case of the telecommunications industry, by the Digital Argentina Act and its federal enforcement authority (the “AFTIC”).

On December 29, 2015, the Macri administration issued Decree No. 267/2015 (the “New Media Decree”) with a view to gradually converging the audiovisual media and telecommunications industries under the same regulatory framework. Among other things, the New Media Decree (i) creates a new National Communications Agency (“Enacom”), a self-governing decentralized entity under the Ministry of Communications (placed under the purview of the Ministry of Modernization in 2017), which replaces AFSCA and AFTIC as the authorities empowered to enforce the LSCA and the Digital Argentina Act; (ii) repeals and amends several provisions of the LSCA, including mandatory divestment requirements; and (iii) eliminates the restriction on providers offering open broadcasting television services and subscription television services in the same area.

On January 2, 2017, the Macri administration adopted rules accelerating convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the enhancement of broadband internet access throughout the national territory.

Role of the State in the Economy

State-Owned Entities

The Government carries out certain functions and commercial activities through state-owned and state-controlled enterprises, including the following:

•	Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), the country’s largest airline, and its affiliate Austral Líneas Aéreas Cielos del Sur S.A. (“Austral”);

•	Banco de la Nación Argentina, the national bank of Argentina;

•	Banco de Inversión y Comercio Exterior S.A. (“BICE”);

•	Agua y Saneamientos Argentinos S.A. (“AYSA”), which provides essential services of potable water and sanitation;

•	Correo Oficial de la República Argentina (“Correo Argentino”), the national postal service;

•	Energía Argentina S.A. (“ENARSA”), a state-owned energy company;

•	Operadora Ferroviaria S.E., the national railway company; and

•	YPF, a state-controlled energy company.

State Involvement in the Economy

Following the crisis of 2001 to 2002, the Government reversed a number of measures implemented during the 1990s to deregulate the economy and reduce government intervention. Through November 2015, the Government re-introduced several state controls, most notably the following:

•

the absorption and replacement of the former private pension system for a public “pay as you go” pension system, as well as the transfer of all resources previously administered by the private pension funds, including significant equity interests in a wide range of listed companies, to the FGS to be administered by the ANSES;

•	direct involvement in the oil and gas industry through the creation of ENARSA, the enactment of the Hydrocarbons Law (defined below) and the expropriation of 51% of the shares of YPF;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of concessions for certain public services (including several railway lines and water services);

•	restrictions on capital transfers and other monetary transactions (see “Monetary System—Regulation of the Financial Sector”);

•	continued price controls on transportation and agricultural and energy products (see “— Gross Domestic Product—Primary Production”);

•	export tariffs on agricultural products (see “Balance of Payments— Current Account—Trade Regulation”);

•	subsidies to the energy and transportation sectors; and

•	export regulations (see “Balance of Payments—Trade Regulation”).

Expropriation Measures

During the Fernández de Kirchner administration, the Government adopted a series of expropriation and nationalization measures. In December 2008, Congress approved a law declaring that the shares of Aerolíneas Argentinas, Austral and their subsidiaries, Optar S.A., Jet Paq S.A. and Aerohandling S.A. were “of public interest” and therefore subject to expropriation in accordance with Law No. 21,499 (the “Argentine Expropriation Law”). Under the valuation guidelines established in the Argentine Expropriation Law, the Tribunal de Tasaciones de la Nación (National Valuation Tribunal), estimated that these entities had an aggregate negative value approximately ranging between U.S.$602.0 million and U.S.$872.0 million. For a discussion of related arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Oil and Gas Industry

In response to declining output in the oil and gas sector between 2002 and 2006, the Government adopted measures intended to allow producers to increase internal supply and meet export commitments. These measures included initially tax incentives, access to areas for further hydrocarbon exploration and extraction and improved distribution and transport systems. The Government additionally imposed price controls on hydrocarbon products such as gas and oil, while subsidizing the oil and gas sector in order to compensate producers for their losses stemming from the price controls and ensure adequate supply in the Argentine domestic market. Transfers to the energy sector totaled, Ps.95.4 billion in 2013, Ps.213.7 billion in 2014 and Ps.161.2 billion in 2015, Ps.235.5 billion in 2016 and Ps.125.6 billion in 2017. The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

	2012	2013	2014	2015	2016
Crude oil(1)	374,289	370,374	380,028	380,730	344,525
Natural gas(2)	315,508	328,260	332,217	350,483	336,526

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.
n.a.	= not available.

Source: Ministry of Energy and Mining.

In 2012, the Government took a series of measures to increase state regulation and involvement in the oil and gas industry. These measures include steps to expropriate a controlling stake of YPF, the country’s largest oil and gas company.

In April 2012, the Government decreed the removal of directors and senior officers of YPF, which was controlled by the Spanish group Repsol, and submitted a bill to Congress to expropriate shares held by Repsol representing 51% of the shares of YPF and of the gas distribution company, YPF GAS S.A. Initially in 2012, Congress declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. As approved by Congress, 51% of the shares expropriated from Repsol are held by the Government and the remaining 49% have been allocated to the oil producing provinces of Argentina. In February 2014, the Government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5.8 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Congress in April 2014, settled the claim filed by Repsol with the ICSID. See “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S.”

In August 2013, YPF and Chevron agreed to jointly exploit the unconventional hydrocarbons located in approximately 100 oil wells in the province of Neuquén. Additionally, YPF and the province of Neuquén agreed to extend YPF’s concession in the province for 35 years.

In July 2012, pursuant to the Hydrocarbons Law, the Government created a planning and coordination commission for the sector (the “Hydrocarbons Commission”). The Hydrocarbons Commission had the power to publish reference prices for crude oil and natural gas, monitor prices charged by private oil and gas companies and supervise investment in the oil sector. In December 2015, the Macri administration dissolved the Hydrocarbons Commission, transferring its functions and authority to the Ministry of Energy and Mining. Decisions adopted in the past by the Hydrocarbons Commission remain valid until reversed or modified by the Ministry of Energy and Mining. The Ministry is carrying out a comprehensive review of the former Hydrocarbon Commission’s rules regarding registration and disclosure requirements applicable to companies operating in the oil and gas sector.

Concessions

During the 1990s, state-owned entities were partially privatized through Government concessions. The sectors of the economy in which the largest number of concessions were granted included communications, highway and road construction, transportation, and oil and gas exploration and production.

After the devaluation of the peso, in February 2002, the Duhalde administration instructed the Ministry of the Economy to renegotiate public services concession contracts through the authority of a newly formed commission for the renegotiation of contracts for public works and services (the “Concession Commission”). The Concession Commission was authorized to renegotiate concession contracts and establish new tariff structures for the public services involved, the improvement of those services and the increase in their security and profits. During the first phase of the renegotiations, out of the 61 total public service concession entities, 58 were required to present reports to the Concession Commission to allow it to evaluate the status of each concession. The three remaining public service concessions, Correo Argentino, Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked. Following the formation of the Concession Commission, the Government revoked four additional concessions.

During the period between the formation of the Concession Commission and December 10, 2015, few renegotiations of concession contracts were successfully completed and implemented, and tariff structures for public services remained generally unmodified other than certain adjustments to reflect increases in labor and operational costs. Although some agreements providing for tariff increases were reached in connection with electricity concessions and most gas distribution concessions, the implementation of such increases were deferred. To offset a portion of the losses incurred by concession companies due to the lack of tariff revenues, the Fernández de Kirchner administration transferred cash subsidies to companies to cover operating expenses and assumed the debt of electricity companies relating to unpaid energy purchases.

Arbitration proceedings relating to public utilities and other previously privatized public services were brought before the ICSID by foreign entities that had invested in Argentine utilities during the 1990s. For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Private-Public Partnerships

In November 2016, Congress enacted legislation establishing a new private-public partnership (“PPP”) system, which the Government regulated in February 2017 declaring all PPP projects of “national interest.”

The new PPP system allows private investors, public entities, provinces, municipalities and the City of Buenos Aires to request Government approval for infrastructure projects. If approved, the initiator is granted a preferential right in the public bidding process launched in connection with such project. The new PPP system is intended to foster the direct or indirect involvement of SMEs, national corporations and national workforce, and requires that at least 33% of all goods and services involved in the projects to be of national origin. See “Recent Developments—The Argentine Economy—Measures Introduced during the First Months of 2018—Measures to increase productivity, competitiveness and transparency—Private-Public Partnerships Law” for a description of the impact of 2018 developments on the PPP program.

Employment and Labor

Unemployment and Underemployment

INDEC prepares a series of indices used to measure the social, demographic and economic characteristics of the Argentine population based on data generally collected in the Permanent Household Survey (Encuesta Permanente de Hogares, or “EPH”). Please see “Presentation of Statistical and Other Information—INDEC” for important information regarding the reliability of INDEC data.

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Fourth quarter of 2013	Fourth quarter of 2014	Third quarter of 2015(*)	Fourth quarter of 2016	Fourth quarter of 2017
Greater Buenos Aires Area:
Labor force rate(2)	47.3%	46.5%	46.1%	47.0%	47.9%
Employment rate(3)	44.3	43.2	43.4	43.0	43.8
Unemployment rate(4)	6.5	7.2	6.0	8.5	8.4
Underemployment rate(5)	8.1	10.0	9.7	11.7	10.6
Major interior cities:(1)
Labor force rate(2)	43.8	43.9	43.4	43.4	44.7
Employment rate(3)	41.1	41.0	40.9	40.7	42.1
Unemployment rate(4)	6.3	6.6	5.7	6.4	5.7
Underemployment rate (5)	7.4	8.0	7.5	8.5	9.7
Total urban:
Labor force rate(2)	45.6	45.2	44.8	45.3	46.4
Employment rate(3)	42.7	42.1	42.2	41.9	43.0
Unemployment rate(4)	6.4	6.9	5.9	7.6	7.2
Underemployment rate(5)	7.8%	9.1%	8.6%	10.3%	10.2%

(1)

Figures are based on 31 major cities. The current methodology to measure EPH is applied to every major city except Rawson, Trelew, San Nicolás, Villa Constitución, Concordia, Gran Paraná, Gran Mendoza, Gran Resistencia, Gran San Juan, La Rioja, Santiago del Estero, La Banda, which are not covered under the new methodology due to resource constraints in such cities.

(2)	The labor force consists of the sum of the employed population and the population that is unemployed but actively seeking employment.
(3)

Employed population as a percentage of the labor force. To be considered employed, a person above the minimum age requirement must have worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement .

(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(*)	Data for the fourth quarter of 2015 is not available.

Source: INDEC and Ministry of Treasury.

The Informal Economy

Argentina has an informal economy composed primarily of employees not registered with Argentina’s social security system but working in legitimate businesses. Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

A second and more modest segment of Argentina’s informal sector consists of economic activities that take place outside the formal economy or deviate from official norms for economic transactions. These include small businesses, usually those owned by individuals and families, which produce and exchange legal goods and services but may not have the appropriate business permits, report their tax liability, comply with labor regulations or have legal guarantees in place for suppliers and end users. As of the fourth quarter of 2017, INDEC estimates that the informal economy accounted for 34.2% of the total labor force compared to 33.5% as of the fourth quarter of 2013.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)

(% of total)

	Fourth quarter of 2013	Fourth quarter of 2014	Third quarter of 2015(*)	Fourth quarter of 2016	Fourth quarter of 2017
Formal	66.5%	65.7%	66.9%	66.4%	65.8%
Informal	33.5	34.3	33.1	33.6	34.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.

Source: INDEC and Ministry of Treasury.

(*)	Data for the fourth quarter of 2015 is not available.

The following table sets forth employment figures by sector for the periods specified.

Employment

(% by sector)(1)

	2013	2014	2015	2016
Primary production:
Agriculture, livestock, fisheries and forestry	5.7%	5.7%	5.6%	5.5%
Mining and extractives (including petroleum and gas)	1.3	1.3	1.4	1.3

Total primary production	6.9	7.0	6.9	6.8

Secondary production:
Manufacturing	20.2	19.9	19.6	19.3
Construction	6.9	6.8	7.1	6.5
Electricity, gas and water	1.0	1.0	1.1	1.1

Total secondary production	28.0	27.8	27.8	26.9

Trade	18.0	18.0	17.9	18.3
Services	47.1	47.2	47.4	47.9

Total	100.0%	100.0%	100.0%	100.0%

(1)	Annual average for each year indicated.

Source: INDEC and Ministry of Treasury.

Labor Regulation

During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process. The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to account for prevailing economic conditions, including through the removal of regulations requiring long-term employment contracts and severance payments. However, in response to the global financial crisis that began in 2008, the Government enacted a series of policies designed to protect employment in certain sectors deemed to be vital to the Argentine economy. In doing so, the Government took steps to reverse many of the reforms enacted in the 1990s. See “Recent Developments—The Argentine Economy—Measures Introduced during the First Months of 2018—Measures to increase productivity, competitiveness and transparency.”

Labor unions in Argentina continue to exercise significant influence in the collective bargaining process. Both local and federal unions have staged various strikes in recent years to protest for salary increases. Strikes and demonstrations tend to have brief but significant impacts on transportation, and succeed in bringing production in various sectors of the economy to a temporary halt, in most cases for periods of only a few days.

Wages and Labor Productivity

The Ministry of Employment and Social Security, through the Wage Council, sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation. The minimum monthly wage for public and private employees was increased by 25.2% in 2013, 27.4% in 2014, 31.4% in 2015, 32.8% in 2016 and 25.4% in 2017, in each case as compared to the previous year.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage

(in current pesos)

As of December 31,	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)		Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2013	3,035	1,692		1.8
2014	3,867	n.a.	(2)	n.a.	(2)
2015	5,079	n.a.	(2)	n.a.	(2)
2016	6,748	n.a.	(2)	n.a.	(2)
2017	8,460	14,931		0.6

(1)

Average cost of a basket of essential goods and services for a “reference” family used to measure the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

(2)	INDEC did not publish this information in 2014, 2015 and 2016.

n.a. = not available.

Source: Ministry of Employment and Social Security and Ministry of Treasury.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

Nominal Wage

	(% change from prior year)
	Private Sector		Public Sector	Total
	Formal	Informal
December 2013	25.2%	27.7%	26.2%	25.9%
December 2014	31.5	40.0	33.9	33.7
December 2015	30.1	n.a.	33.6	n.a.
December 2016	33.0	n.a.	32.6	32.9
December 2017	27.3%	31.5%	24.9%	27.4%

Source: Ministry of Treasury, based on information provided by INDEC.

In December 2016, Congress approved automatic adjustments to the minimum income subject to income tax by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

Poverty and Income Distribution

On September 22, 2016, INDEC resumed publication of its essential goods and services basket assessment for the Greater Buenos Aires area, which it had discontinued publishing in 2014.

In the second half of 2016, 21.5% of the population and 30.3% of households lived below the poverty line and 4.5% of the households and 6.1% of the population lived below the extreme poverty line.

In the second half of 2017, 17.9% of Argentina’s households and 25.7% of the population stood below the poverty line, while 3.5% of the households and 4.8% of the population stood below the extreme poverty line.

Until 2001, assessments of national poverty levels were based primarily on figures for the Greater Buenos Aires Area. Between 2001 and 2012, the Government collected poverty statistics for urban centers in addition to the Greater Buenos Aires Area. Additionally, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis through 2012. During this period, the Encuesta Permanente de Hogares (Permanent Household Survey) collected data on a continual basis. The survey used four observation points, resulting in the gathering of quarterly data, with a view to providing information relating to the workforce in each relevant area. Until it discontinued publication of poverty data, the Government also provided quarterly information relating to poverty. INDEC discontinued the publication of poverty data for the years 2013, 2014 and 2015.

Poverty estimates depend on the relevant methodologies used to calculate poverty levels. There are a number of differences between the methods used by Argentina through 2012 and the methods used by other countries, including other MERCOSUR members. In particular, poverty estimates depend, in part, on inflation estimates. Because estimates regarding inflation in Argentina have differed in material ways, poverty estimates may also differ significantly. The Government relied on INDEC’s data relating to poverty, which has differed materially from poverty data published by other sources. See “Presentation of Statistical and Other Information—INDEC” for important information regarding the reliability of this data.

The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education. The method in use by Argentina in 2011 and 2012 for measuring poverty was adopted early in the 1990s. The prices of the basket were initially valued in 1985 and the monetary value of the items were updated on a monthly basis by applying the changes in consumer prices for the Greater Buenos Aires Area. This measurement only accounted for the metropolitan area of Buenos Aires until 2001, when a change in methodology expanded it to the rest of the country.

The following table sets forth the poverty levels in Argentina:

Poverty(1)

(% of population)

Second half of	Households	Population
2013	n.a.	n.a.
2014	n.a.	n.a.
2015	n.a.	n.a.
2016	21.5	30.3
2017	17.9%	25.7%

(1)

The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 who earned less than Ps.5,908.8 per month during April 2018 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps.18,258.1 per month during April 2018 lived below the poverty line.

n.a. = not available.

Source: INDEC and Ministry of Treasury.

From 2013 to 2017, the top 10% and 20% of the population in Argentina, in terms of annual income, increased their contribution to the total national income by 2.3 percentage points, respectively. During the same period, the bottom 40% of the population decreased its contribution to the total national income by 0.9 percentage points. In the fourth quarter of 2017, the top 10% of the population in Argentina accounted for 30.4% of total national income, the top 20% of the population accounted for 46.9% of total national income and the bottom 40% of the population accounted for 14.7% of the total national income. The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution

(% of total national income)

	Fourth quarter of		Second quarter of	Fourth quarter of
Income group	2013	2014	2015	2016	2017
Lowest 40%	15.6%	15.1%	15.7%	14.7%	14.7%
Next 20%	16.1	15.8	16.2	15.5	15.2
Next 20%	23.6	23.4	23.7	23.1	23.2
Highest 20%	44.6	45.6	44.4	46.7	46.9
Highest 10%	28.1%	29.1%	28.2%	30.3%	30.4%

Source: INDEC and Ministry of Treasury.

The Government has taken measures to address growing poverty and unemployment in Argentina, although the impact of these measures on poverty has not yet been accurately measured given the lack of official data between 2013 and 2015. In 2017, expenditures allocated to measures designed to alleviate poverty represented, in the aggregate, 8.2% of current expenses and 1.7% of nominal GDP, and include several increases in social security payments to workers under the Plan Jefes y Jefas de Hogar (Heads of Households Program), the extension of Programa de Empleo Comunitario (Community Employment Program), several programs promoting practical education and employment training and providing working tools to unemployed beneficiaries of different social programs, a pregnancy allowance, measures to provide access to health insurance benefits and the pension system for self-employed individuals, and the extension of the Programa de Crédito Argentino para la Vivienda Única Familiar (Credit Program for Family Living), among other measures.

Environment

Beginning in 2002, Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures require industrial companies to meet more stringent safety standards.

In 2002, Argentina enacted the Ley General de Medioambiente (General Environment Law), ratifying the formation of the Consejo Federal de Medioambiente (Federal Environmental Council), responsible for the creation of a comprehensive environmental policy, the coordination of regional and national programs and strategies for environmental management, the formulation of policies for the sustainable use of environmental resources, the promotion of economic development and growth planning, the supervision of and conduct environmental impact studies, the establishment of environmental standards, and for carrying out comparative studies and managing the international financing of environmental projects. In addition, as a member of the Kyoto Protocol, Argentina has implemented various regulations aimed at curbing greenhouse gas emissions.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement relating to persistent organic contaminants;

•

the Proyecto de Desarrollo Sustentable de la Cuenca Matanza – Riachuelo (Cuenca Matanza – Riachuelo Sustainable Development Program) earmarks a portion of its funds for use in purchasing computing equipment to strengthen the Autoridad de Cuenca Matanza Riachuelo (Cuenca Matanza Riachuelo Authority) under the supervision of the Secretaría de Ambiente y Desarrollo Sustentable de la Jefatura de Gabinete de Ministros (Department for Environmental and Sustainable Development of the Cabinet of Ministers). In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza – Riachuelo Sustainable Development Program for a total cost of approximately U.S.$1 billion;

•

Proyecto Nacional para la Gestión Integral de los Residuos Sólidos Urbanos (National Project for the Management of Urban Solid Waste) is the first national project aimed at implementing solutions to waste problems through sustainable measures. The project provides technical and financial assistance for the development of infrastructure and related systems as an incentive for provinces and municipalities to develop their own plans and comprehensive management systems;

•	Unidad de Medio Ambiente (Environmental Unit) supports sustainable industrial development in Argentina by promoting environmental factors as a means of improving efficiency and competitiveness; and

•

El Fondo integral para el Desarrollo Regional (FONDER) finances the development of productive activities and services focused on the needs of MSMEs and sectors with the aim of promoting job creation, increasing exports and developing local markets.

Access to Public Information Act

On September 14, 2016, Congress passed Law No. 27,275, granting public access to certain information of, among others, the Government, the attorney general’s office, the Judiciary Council, Congress, the Central Bank, entities owned by the Argentine state, institutions or funds administered by the Government and business organizations or trusts that have received public funds.

BALANCE OF PAYMENTS

Overview

Commencing June 28, 2017, the Republic began reporting balance of payments statistics pursuant to a new methodology based on the classification criteria set forth in the sixth edition of the Balance of Payments and International Investment Position Manual of the International Monetary Fund (IMF). In its June 28, 2017 publication of balance of payments statistics, INDEC restated the information published for the periods from 2006 to 2016 to include newly available information prepared in accordance with its new methodology and in order to maintain consistency with the external sector data published by the Central Bank.

Balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Argentina’s balance of payments is comprised of three accounts:

•

the current account, a broad measure of the country’s international trade, shows primary income and secondary income (current transfers for goods and investment income) between residents and non-residents;

•	the capital account, which shows credit and debit entries for non-produced, non-financial assets as well as capital transfers between residents and non-residents; and

•	the financial account, which registers net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The Republic’s balance of payments registered a deficit in the current account in each of the years from 2013 to 2017, which was financed, mainly, with borrowings recorded in the financial account.

In 2017, the Republic’s current account registered a deficit of U.S.$31.6 billion. This deficit was primarily due to a U.S.$16.4 billion deficit in the primary income account, which represented a U.S.$4.2 billion deficit increase from the U.S.$12.2 billion deficit recorded in 2016 and a U.S.$15.6 billion deficit in the trade of goods and services account, which represented a U.S.$11.6 billion deficit increase from the U.S.$4.0 billion deficit recorded in 2016.

In 2017, the Republic’s capital account registered a U.S.$139 million surplus, representing a U.S.$227 decrease from the U.S.$366 million surplus recorded in 2016, mainly due to a reduction in capital transfers to financial entities, non-financial entities and households.

In 2017, the Republic’s financial account registered net inflows of U.S.$31.3 billion, primarily due to a U.S.$8.3 billion increase in net liabilities incurred in the direct investment account, which increased from a U.S.$3.3 billion inflow in 2016 to a U.S.$11.5 billion inflow in 2017, and a U.S.$5.4 billion increase in net liabilities incurred in the portfolio investment account, which increased from U.S.$36.1 billion inflow in 2016 to U.S.$41.4 billion inflow in 2017. This net inflow increase was partially offset by a U.S.$9.8 billion increase in net acquisition of financial assets registered in the other investments account, from U.S.$2.7 billion in 2016 to U.S.$12.5 billion in 2017.

The following table sets forth information on the Republic’s balance of payments for the periods specified.

Balance of Payments

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Current account	U.S.$	(13,124)	U.S.$	(9,179)	U.S.$	(17,622)	U.S.$	(15,105)	U.S.$	(31,598)
Trade of Goods and Services		(694)		900		(6,600)		(4,035)		(15,611)
Goods(1)		4,635		5,541		(785)		4,416		(5,462)
Credit		75,928		68,440		56,809		57,960		58,639
Debit		71,293		62,899		57,594		53,544		64,101
Services(2)		(5,329)		(4,641)		(5,815)		(8,452)		(10,149)
Credit		13,680		13,396		13,214		13,425		14,752
Debit		19,009		18,038		19,029		21,876		24,901
Primary Income (Earnings)		(13,165)		(11,614)		(12,105)		(12,192)		(16,388)
Employee Compensation		(65)		(34)		26		(94)		(88)
Investment Earnings		(13,099)		(11,580)		(12,130)		(12,098)		(16,299)
Direct Investment		(8,979)		(7,300)		(8,145)		(7,166)		(8,682)
Portfolio Investments		(2,773)		(2,939)		(2,687)		(3,505)		(5,981)
Other Investments		(1,385)		(1,359)		(1,322)		(1,487)		(1,767)
Reserve Assets		37		17		24		61		130
Secondary Income (Current Transfers)		734		1,535		1,083		1,123		401
Capital Account		33		57		52		366		139
Net external financial needs		(13,091)		(9,122)		(17,570)		(14,739)		(31,459)
Financial Account		(16,165)		(9,321)		(18,498)		(13,964)		(31,273)
Central Bank		(9,824)		(2,005)		(12,486)		14,918		9,425
Reserves		(11,824)		1,195		(4,906)		14,311		14,556
Liabilities		(2,000)		3,200		7,580		(607)		5,131
Deposit-Collecting Entities		(1,038)		(815)		(1,493)		1,532		(6,068)
Government		(1,059)		(7,114)		1,000		(29,628)		(33,935)
Other Sectors		(4,244)		613		(5,518)		(785)		(695)
Net Errors and Omissions		(3,074)		(198)		(928)		775		186
Memorandum Item
Transactions of Reserve Assets Change		(11,824)		1,195		(4,906)		14,311		14,556
Central Bank International Reserve Variation		(12,690)		807		(5,844)		13,745		15,747
Exchange Rate Adjustment	U.S.$	(866)	U.S.$	(388)	U.S.$	(938)	U.S.$	(566)	U.S.$	1,191

(1)	Goods are calculated on a FOB basis.
(2)	Includes import and export freight and insurance.

Current Account

The Republic’s current account is comprised of the merchandise trade balance, primary income (compensation of personnel and revenue from investment) and secondary income (current transfers). The current account registered deficits for each year between 2013 and 2017.

The most important drivers of the current account deficits between 2013 and 2017 were:

•

a decline in commodity prices in the 2013-2015 period. In 2013, the trade deficit was mostly due to a decrease in the price and volume of Argentine exports and an increase in the price and volume of Argentine imports. In 2014, however, the decline in imports exceeded the decrease in exports. In 2015, the trade deficit was mostly due to a decrease in prices of Argentine exports and, to a lesser extent, to the deterioration of export volumes. In 2016, the continued decrease in the price of raw materials was more than offset by an increase in exports measured by volume compared to 2015. In 2016, the decrease in imports was driven by a decrease in import prices, which was partly offset by an increase in imported volumes. In 2017, the trade deficit was mostly due to an increase in import prices and volumes and a decrease in the volume of exports, which was partly offset by an increase in export prices;

•	outflows due to interest and dividend payments; and

•	outflows due to increasing demand by residents for services by non-residents, mainly related to freight and passenger transportation, tourism and royalties.

In 2013, the current account registered a U.S.$13.1 billion deficit, compared to the U.S.$2.1 billion deficit registered in 2012. This increase in the deficit was mainly the result of a reversal in the trade balance of goods and services, from a U.S.$10.9 billion surplus in 2012 to a U.S.$0.7 billion deficit in 2013, which was partially offset by a decrease in the primary income compared to 2012. Imports of goods increased by 9.6%, while exports of goods decreased by 5.2%, resulting in a lower balance in the trade of goods account compared to 2012.

In 2014, the current account registered a U.S.$9.2 billion deficit, compared to the U.S.$13.1 billion deficit registered in 2013. This decrease in the deficit was mainly the result of a decrease in the deficit of the primary income account, a modest trade surplus in the goods and services account and a surplus increase in the secondary income account.

In 2015, the current account registered a U.S.$17.6 billion deficit, compared to the U.S.$9.2 billion deficit registered in 2014. The increase in the deficit was mainly the result of a decrease in the trade of goods and services account surplus and an increase in the deficit of the primary income account compared to 2014. An 8.4% decrease in imports of goods was outweighed by a 17.0% decrease in exports of goods, resulting in a trade of goods balance deficit compared to 2014.

In 2016, the current account registered a U.S.$15.1 billion deficit, compared to the U.S.$17.6 billion deficit registered in 2015. The decrease in the deficit was mainly the result of a decrease in the trade of goods and services deficit. Imports of goods decreased by 7.0%, while exports of goods increased by 2.0%, resulting in a trade of goods surplus compared to a trade of goods deficit in 2015. This trade of goods surplus was partially offset by a 45.3% deficit increase in trade of services.

In 2017, the current account registered a U.S.$31.6 billion deficit, compared to the U.S.$15.1 billion deficit registered in 2016. The increase in the deficit was mainly the result of:

•

a U.S.$15.6 billion deficit in the trade of goods and services account, which represented a U.S.$11.6 billion deficit increase from the U.S.$4.0 billion deficit recorded in 2016, mainly due to a U.S.$5.5 billion deficit in the goods account in 2017 compared to a surplus of U.S.$4.4 billion in 2016; and

•

a U.S.$16.4 billion deficit in the primary income account, which represented a U.S.$4.2 billion deficit increase from the U.S.$12.2 billion deficit recorded in 2016, mainly due to a 34.7% deficit increase in investment earnings.

Trade of Goods

Exports

In 2013, exports of goods totaled U.S.$75.9 billion, representing a 5.0% decrease as compared to 2012, primarily due to a 3.7% decrease in export volumes and a 1.4% decrease in prices.

In 2013:

•	exports of primary products decreased by 6.7%. This decrease resulted from an 8.6% reduction in volumes exported, which was partially offset by a 2.1% increase in prices;

•	exports of manufactured goods of agricultural origin increased by 0.8%. This increase resulted from a 1.3% rise in prices and a 0.5% decrease in volumes;

•	exports of manufactured goods of industrial origin decreased by 5.7%. This reduction resulted from a 0.6% decrease in volumes exported and a 5.2% decrease in prices; and

•	exports of fuel and energy decreased by 20.3%. This reduction resulted from a 21.4% decrease in volumes and a 1.4% increase in prices.

In 2014, exports of goods totaled U.S.$68.4 billion, representing a 9.9% decrease as compared to 2013, primarily due to a 7.7% reduction in export volumes and a 2.4% decrease in prices.

In 2014:

•	exports of primary products decreased by 20.0%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 11.7% and volumes exported decreased by 9.4%;

•	exports of manufactured goods of agricultural origin decreased by 2.2%. This decrease resulted from a reduction in both volumes and prices. Volumes exported decreased by 1.5% and prices fell by 0.8%;

•	exports of manufactured goods of industrial origin decreased by 11.0%. This decrease resulted from a 12.2% reduction in volumes exported, which was partially offset by a 1.5% increase in prices; and

•	exports of fuel and energy decreased by 11.0%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 5.7% and volumes exported decreased by 5.8%.

In 2015, exports of goods totaled U.S.$56.8 billion, representing a 17.0% decrease as compared to 2014, primarily due to a 1.7% reduction in export volumes and a 15.6% decrease in prices.

In 2015:

•	exports of primary products decreased by 6.5%. This decrease resulted from an 18.5% fall in prices and a 14.8% increase in volumes exported;

•

exports of manufactured goods of agricultural origin decreased by 11.8%. This decrease resulted primarily from a 20.0% fall in prices, which was partially offset by a10.3% increase in volumes exported;

•	exports of manufactured goods of industrial origin decreased by 21.3%. This decrease resulted from a 2.6% fall in prices and a 19.3% reduction in volumes exported; and

•	exports of fuel and energy decreased by 54.5%. This decrease resulted from a 45.4% fall in prices and a 16.9% reduction in volumes exported.

In 2016, exports of goods totaled U.S.$58.0 billion, representing a 2.0% increase as compared to 2015, primarily due to a 6.8% increase in export volumes, which was partially offset by a 4.5% decrease in prices.

In 2016:

•	exports of primary products increased by 18.0%. This increase resulted from a 22.9% increase in volume, which was partially offset by a 3.9% decrease in prices;

•

exports of manufactured goods of agricultural origin increased slightly by 0.3%. This increase resulted primarily from a 4.4% increase in volumes exported, which was offset by a 4.0% decrease in prices;

•	exports of manufactured goods of industrial origin decreased by 6.4%. This decrease resulted from a 4.1% fall in prices and a 2.3% reduction in volumes exported; and

•	exports of fuel and energy decreased by 8.8%. This decrease resulted from an 10.9% fall in prices, which was partially offset by a 2.7% increase in volumes exported.

In 2017, exports of goods totaled U.S.$58.6 billion, representing a 1.2% increase as compared to 2016, primarily due to a 1.4% increase in prices, which was partially offset by a 0.2% decrease in export volumes.

In 2017:

•	exports of primary products decreased by 5.6%. This decrease resulted from a 5.0% decrease in volume and a 0.6% decrease in prices;

•	exports of manufactured goods of agricultural origin decreased by 3.4%. This decrease resulted from a 3.3% decrease in volumes exported and a 0.1% decrease in prices;

•	exports of manufactured goods of industrial origin increased by 11.7%. This increase resulted from a 1.7% rise in prices and a 9.7% increase in volumes exported; and

•	exports of fuel increased by 21.1%. This increase resulted from a 29.9% rise in prices, which was partially offset by a 6.8% decrease in volumes exported.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods. In 2017, 63.9% of all exports were agricultural products (either primary or processed). In 2017, exports of citrus products to Brazil were resumed after their suspension in 2009, and exports of lemon were resumed to the United States after a 16 year suspension, and commenced to Mexico. Agreements intended to facilitate the import of agricultural products were reached with Japan.

The following tables set forth information on Argentina’s export products for the periods specified.

Exports by Groups of Products(1)

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Primary products:
Cereal	U.S.$	8,312	U.S.$	5,237	U.S.$	4,842	U.S.$	6,976	U.S.$	6,969
Seeds and oilseeds		4,616		4,211		4,746		3,840		3,152
Copper		1,360		1,250		713		987		747
Fruits		1,071		966		783		914		786
Fish and raw seafood		1,182		1,256		1,182		1,422		1,706
Vegetables		451		507		461		725		736
Tobacco		325		265		195		374		306
Honey		213		204		164		169		184
Others		234		317		216		287		228

Total		17,764		14,214		13,301		15,694		14,813

Manufactured goods of agricultural origin:
Residues(2)		12,028		12,845		10,651		10,787		9,828
Oils and fats		5,182		4,316		4,703		4,968		4,860
Meat		2,008		1,935		1,444		1,542		1,939
Vegetable Products		1,287		1,021		1,115		1,168		1,160
Dairy food		1,450		1,309		862		637		586
Grain mill products		904		1,026		871		755		765
Drinks, alcoholic beverages and vinegar		987		939		929		927		917
Hides and skins		958		1,044		861		746		746
Others		2,198		1,985		1,853		1,832		1,761

Total		27,002		26,420		23,288		23,362		22,562

Manufactured goods of industrial origin:
Transport equipment		10,098		8,345		5,992		5,013		5,785
Chemicals		4,909		4,982		4,152		4,494		4,391
Basic metals		2,542		2,263		1,344		1,267		1,734
Stones and precious metals		2,054		2,068		2,509		2,238		2,518
Machines and equipment		2,277		1,882		1,376		1,275		1,385
Plastics		1,287		1,293		950		975		998
Maritime, fluvial and air transport vehicles		576		313		290		342		583
Paper, cardboard, and printed publications		486		449		387		333		388
Rubber and its manufactures		373		339		229		253		298
Others		1,034		889		720		616		689

Total		25,635		22,823		17,949		16,806		18,768

Fuel and energy:
Fuel		5,562		4,950		2,245		1,994		2,477
Energy		—		—		1		54		—

Total		5,562		4,950		2,246		2,048		2,477

Total exports	U.S.$	75,963	U.S.$	68,407	U.S.$	56,784	U.S.$	57,909	U.S.$	58,621

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of Treasury.

Exports by Groups of Products(1)

(as % of total exports)

	2013	2014	2015	2016	2017
Primary products:
Cereal	10.9%	7.7%	8.5%	12.0%	11.9%
Seeds and oilseeds	6.1	6.2	8.4	6.6	5.4
Copper	1.8	1.8	1.3	1.7	1.3
Fruits	1.4	1.4	1.4	1.6	1.3
Fish and raw seafood	1.6	1.8	2.1	2.5	2.9
Vegetables	0.6	0.7	0.8	1.3	1.3
Tobacco	0.4	0.4	0.3	0.6	0.5
Honey	0.3	0.3	0.3	0.3	0.3
Others	0.3	0.5	0.4	0.5	0.4

Total	23.4%	20.8%	23.4%	27.1%	25.3%

Manufactured goods of agricultural origin:
Residues(2)	15.8%	18.8%	18.8%	18.6%	16.8%
Oils and fats	6.8	6.3	8.3	8.6	8.3
Meat	2.6	2.8	2.5	2.7	3.3
Vegetable Products	1.7	1.5	2.0	2.0	2.0
Dairy food	1.9	1.9	1.5	1.1	1.0
Grain mill products	1.2	1.5	1.5	1.3	1.3
Drinks, alcoholic beverages and vinegar	1.3	1.4	1.6	1.6	1.6
Hides and skins	1.3	1.5	1.5	1.3	1.3
Others	2.9	2.9	3.3	3.2	3.0

Total	35.5%	38.6%	41.0%	40.3%	38.5%

Manufactured goods of industrial origin:
Transport equipment	13.3%	12.2%	10.6%	8.7%	9.9%
Chemicals	6.5	7.3	7.3	7.8	7.5
Basic metals	3.3	3.3	2.4	2.2	3.0
Stones and precious metals	2.7	3.0	4.4	3.9	4.3
Machines and equipment	3.0	2.8	2.4	2.2	2.4
Plastics	1.7	1.9	1.7	1.7	1.7
Maritime, fluvial and air transport vehicles	0.8	0.5	0.5	0.6	1.0
Paper, cardboard, and printed publications	0.6	0.7	0.7	0.6	0.7
Rubber and its manufactures	0.5	0.5	0.4	0.4	0.5
Others	1.4	1.3	1.3	1.1	1.2

Total	33.7%	33.4%	31.6%	29.0%	32.0%

Fuel and energy:
Fuel	7.3%	7.2%	4.0%	3.4%	4.2%
Energy	—	—	—	0.1%	—

Total	7.3	7.2	4.0	3.5	4.2%

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of Treasury.

Imports

In 2013, imports of goods increased by 9.5% to U.S.$74.4 billion from U.S.$68.0 billion in 2012. Intermediate and capital goods represented 42.0% of total imports. Imports of fuel and energy increased by 36.5% and imports of motor vehicles for passengers increased by 31.8%.

In 2014, imports of goods decreased by 11.7% to U.S.$65.7 billion from U.S.$74.4 billion in 2013. Intermediate and capital goods represented 46.8% of total imports. Imports of motor vehicles for passengers decreased by 49.4%, imports of spare parts and accessories for capital goods decreased by 17.6% and imports of consumption goods decreased by 10.1%.

In 2015, imports of goods decreased by 8.4% to U.S.$60.2 billion from U.S.$65.7 billion in 2014. Intermediate and capital goods represented 50.1% of total imports. Imports of fuel and energy decreased by 39.1% and imports of motor vehicles for passengers decreased by 6.2%, while imports of spare parts and accessories for capital goods decreased by 2.9% and imports of consumption goods increased by 2.0%, in each case in terms of their U.S. dollar value.

In 2016, imports of goods decreased by 7.2% to U.S.$55.9 billion from U.S.$60.2 billion in 2015. Intermediate and capital goods represented 49.4% of total imports. Imports of fuel and energy decreased by 29.2% and imports of motor vehicles for passengers increased by 33.3%, while imports of spare parts and accessories for capital goods decreased by 11.4% and imports of consumption goods increased by 8.5%, in each case in terms of their U.S. dollar value.

In 2017, imports of goods increased by 19.8% to U.S.$66.9 billion from U.S.$55.9 billion in 2016. Intermediate and capital goods represented 48.9% of total imports. Imports of fuel and energy increased by 17.9% and imports of motor vehicles for passengers increased by 40.9%, while imports of spare parts and accessories for capital goods increased by 14.3% and imports of consumption goods increased by 20.9%, in each case in terms of their U.S. dollar value.

The following tables set forth information on Argentina’s import products grouped by economic uses for the periods specified.

Imports by Economic Uses(1)

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Capital goods	U.S.$	11,773	U.S.$	11,977	U.S.$	12,034	U.S.$	12,122	U.S.$	14,907
Intermediate goods		19,514		18,766		18,104		15,483		17,837
Fuel and energy		12,464		11,420		6,854		4,856		5,723
Parts and accessories of capital goods		15,958		13,142		12,761		11,308		12,922
Consumption goods		7,440		6,685		6,820		7,399		8,945
Motor vehicles for passengers		7,063		3,574		3,353		4,468		6,297
Others		229		249		276		216		299

Total	U.S.$	74,442	U.S.$	65,735	U.S.$	60,203	U.S.$	55,852	U.S.$	66,930

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

The following tables set forth information on Argentina’s import products grouped by principal characteristics for the periods specified.

Imports by Groups of Products(1)

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Machines, instruments and electric materials	U.S.$	18,808	U.S.$	16,795	U.S.$	17,081	U.S.$	15,419	U.S.$	18,561
Transport equipment		15,040		10,395		9,867		11,520		14,825
Industrial products		10,108		9,802		9,457		8,485		9,070
Mineral products		13,056		12,099		7,348		5,137		6,184
Plastic, rubber and manufactures		4,207		3,742		3,649		3,187		3,485
Common metals and manufactures		3,643		3,432		3,534		2,628		3,573
Optical instruments, medical-surgical precision equipment, watches and music equipment		1,762		1,699		1,909		1,683		1,884
Textiles and manufactures		1,524		1,385		1,437		1,465		1,562
Wood pulp, paper and paperboard		1,218		1,111		1,179		1,047		1,126
Commodities and other products		1,042		905		915		1,031		1,233
Feeding products, beverages and tobacco		944		897		875		923		1,116
Products of vegetable origin		623		618		645		977		1,501
Stone manufactures, plaster and cement, asbestos, mica, ceramic and glass		568		543		604		580		679
Footwear, umbrellas, artificial flowers and others		488		417		477		612		697
Live animals and products of animal origin		198		173		168		243		294
Other products		1,213		1,214		1,059		916		1,140

Total imports	U.S.$	74,442	U.S.$	65,229	U.S.$	60,203	U.S.$	55,852	U.S.$	66,930

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

Source: INDEC and Ministry of Treasury.

Imports by Groups of Products(1)

(as % of total imports)

	2013	2014	2015	2016	2017
Machines, instruments and electric materials	25.3%	25.7%	28.4%	27.6%	27.7%
Transport equipment	20.2	15.9	16.4	20.6	22.1
Industrial products	13.6	15.0	15.7	15.2	13.6
Mineral products	17.5	18.5	12.2	9.2	9.2
Plastic, rubber and manufactures	5.7	5.7	6.1	5.7	5.2
Common metals and manufactures	4.9	5.3	5.9	4.7	5.3
Optical instruments, medical-surgical precision equipment, watches and music equipment	2.4	2.6	3.2	3.0	2.8
Textiles and manufactures	2.0	2.1	2.4	2.6	2.3
Wood pulp, paper and paperboard	1.6	1.7	2.0	1.9	1.7
Commodities and other products	1.4	1.4	1.5	1.8	1.8
Feeding products, beverages and tobacco	1.3	1.4	1.5	1.7	1.7
Products of vegetable origin	0.8	0.9	1.1	1.7	2.2
Stone manufactures, plaster, cement, asbestos, mica, ceramic and glass	0.8	0.8	1.0	1.0	1.0
Footwear, umbrellas, artificial flowers and others	0.7	0.6	0.8	1.1	1.0
Live animals and products of animal origin	0.3	0.3	0.3	0.4	0.4
Other products	1.6	1.9	1.8	1.6	1.7

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis. Data set forth in this table differs from the data presented in the tables titled “Balance of Payments” because the latter was calculated on a FOB basis.

Source: INDEC and Ministry of Treasury.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import substitution policies with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy. Following the collapse of the Convertibility Regime in 2002, the Government introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods (including by discouraging exports) and protect local industries.

In 2012, a complaint was submitted to the dispute settlement body of the WTO challenging Argentina’s use of non-trade barriers and certain practices of the Government with respect to imports. The dispute related to two primary measures: (i) the requirement for importers to file a non-automatic import license in the form of a DJAI and (ii) the imposition of trade-related requirements mandating foreign companies to limit their imports, offset their imports with equivalent exports and increase the local content of products made within Argentina as a condition to import into Argentina or to obtain certain benefits. The WTO dispute settlement body found that such practices violated international trade rules. Argentina was given until December 31, 2015, to comply with the WTO’s ruling. On January 14, 2016, Argentina notified the dispute settlement body of the WTO that it had repealed the disputed measures. On January 18, 2016, the European Union and Argentina informed the dispute settlement body that they had reached an agreement relating to the procedures to facilitate the resolution of the dispute and reduce the scope for future procedural disputes, and the complaint was withdrawn.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil. Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentine exports for the periods specified.

Geographic Distribution of Exports(1)

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Brazil	U.S.$	15,949	U.S.$	13,883	U.S.$	10,098	U.S.$	9,039	U.S.$	9,307
China		5,837		4,792		5,387		4,669		4,592
United States		4,182		4,082		3,435		4,491		4,517
Chile		3,825		2,794		2,406		2,307		2,622
Venezuela		2,157		1,987		1,370		707		245
Spain		1,669		1,694		1,364		1,648		1,504
Germany		1,637		1,537		1,344		1,272		1,165
Uruguay		1,845		1,650		1,331		1,162		1,218
Canada		1,703		1,656		1,292		1,148		1,332
Netherlands		1,913		1,575		1,214		1,183		1,392
Peru		1,421		1,114		720		821		1,073
Rest of ALADI(2)		5,361		4,548		3,476		3,511		3,674
Rest of EU		4,619		4,896		4,326		4,496		4,641
Association of Southeast Asian Nations		5,097		5,180		4,583		5,803		5,059
Middle East		3,648		3,179		2,249		2,261		2,493
Rest of Asia		4,367		3,855		3,936		4,561		4,106
Rest of world(3)		8,617		8,119		7,327		8,112		8,547
Indeterminate destination(4)		2,116		1,863		926		688		897

Total	U.S.$	75,963	U.S.$	68,404	U.S.$	56,784	U.S.$	57,879	U.S.$	58,384

Memorandum items:
MERCOSUR(5)	U.S.$	21,250	U.S.$	18,735	U.S.$	13,854	U.S.$	11,891	U.S.$	11,909
ALADI	U.S.$	30,558	U.S.$	25,976	U.S.$	19,401	U.S.$	17,547	U.S.$	18,139

(1)	Measured on a FOB basis.
(2)	As of December 31, 2017, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Panama, Uruguay and Venezuela.
(3)	Includes exports from all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of December 31, 2017, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

Geographic Distribution of Exports(1)

(as % of total exports)

	2013	2014	2015	2016	2017
Brazil	21.0%	20.3%	17.8%	15.6%	15.9%
China	7.7	7.0	9.5	8.1	7.9
United States	5.5	6.0	6.0	7.8	7.7
Chile	5.0	4.1	4.2	4.0	4.5
Venezuela	2.8	2.9	2.4	1.2	0.4
Spain	2.2	2.5	2.4	2.8	2.6
Germany	2.2	2.2	2.4	2.2	2.0
Uruguay	2.4	2.4	2.3	2.0	2.1
Canada	2.2	2.4	2.3	2.0	2.3
Netherlands	2.5	2.3	2.1	2.0	2.4
Peru	1.9	1.6	1.3	1.4	1.8
Rest of ALADI(2)	7.1	6.6	6.1	6.1	6.3
Rest of EU	6.1	7.2	7.6	7.8	7.9
Association of Southeast Asian Nations	6.7	7.6	8.1	10.0	8.7
Middle East	4.8	4.6	4.0	3.9	4.3
Rest of Asia	5.7	5.6	6.9	7.9	7.0
Rest of world(3)	11.3	11.9	12.9	14.0	14.6
Indeterminate destination(4)	2.8	2.7	1.6	1.2	1.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(5)	28.0%	27.4%	24.4%	20.5%	20.4%
ALADI	40.2%	38.0%	34.2%	30.3%	31.1%

(1)	Measured on a FOB basis.
(2)	As of December 31, 2017, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes exports from all other countries.
(4)	Includes exports for which the destination could not be identified.
(5)

As of December 31, 2017, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina— Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports(1)

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Brazil	U.S.$	19,321	U.S.$	14,474	U.S.$	13,138	U.S.$	13,682	U.S.$	17,988
China		11,341		10,811		11,861		10,489		12,329
United States		8,069		9,107		7,937		6,985		7,635
Germany		3,892		3,533		3,129		3,054		3,229
Mexico		2,161		1,647		1,828		1,785		2,081
France		1,740		1,423		1,453		1,553		1,345
Italy		1,666		1,638		1,376		1,436		1,675
Japan		1,521		1,376		1,222		953		1,057
Spain		1,371		1,078		960		921		1,452
Chile		970		824		718		685		856
Netherlands		1,075		782		456		429		490
Rest of ALADI(2)		4,830		4,191		3,014		2,769		3,603
Rest of EU		3,451		2,897		2,692		2,605		3,336
Association of Southeast Asian Nations		2,268		2,017		2,032		2,336		2,820
Middle East		1,291		1,059		537		781		798
Rest of Asia		2,639		2,158		2,392		2,079		2,180
Rest of world(3)		6,185		6,015		4,933		2,944		3,470
Indeterminate origin(4)		651		706		525		425		555

Total(5)	U.S.$	74,442	U.S.$	65,736	U.S.$	60,203	U.S.$	55,911	U.S.$	66,899

Memorandum items:
MERCOSUR(6)	U.S.$	20,397	U.S.$	15,471	U.S.$	14,024	U.S.$	14,895	U.S.$	19,605
ALADI	U.S.$	27,282	U.S.$	21,136	U.S.$	18,698	U.S.$	18,921	U.S.$	24,528

(1)	Measured on a CIF basis.
(2)	As of December 31, 2017, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated less frequently than the data presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.

(6)

As of December 31, 2017, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

Geographic Distribution of Imports(1)

(as % of total imports)

	2013	2014	2015	2016	2017
Brazil	26.0%	22.0%	21.8%	24.5%	26.9%
China	15.2	16.4	19.7	18.8	18.4
United States	10.8	13.9	13.2	12.5	11.4
Germany	5.2	5.4	5.2	5.5	4.8
Mexico	2.9	2.5	3.0	3.2	3.1
France	2.3	2.2	2.4	2.8	2.0
Italy	2.2	2.5	2.3	2.6	2.5
Japan	2.0	2.1	2.0	1.7	1.6
Spain	1.8	1.6	1.6	1.6	2.2
Chile	1.3	1.3	1.2	1.2	1.3
Netherlands	1.4	1.2	0.8	0.8	0.7
Rest of ALADI(2)	6.5	6.4	5.0	5.0	5.4
Rest of EU	4.6	4.4	4.5	4.7	5.0
Association of Southeast Asian Nations	3.0	3.1	3.4	4.2	4.2
Middle East	1.7	1.6	0.9	1.4	1.2
Rest of Asia	3.5	3.3	4.0	3.7	3.3
Rest of world(3)	8.3	9.2	8.2	5.3	5.2
Indeterminate origin(4)	0.9	1.1	0.9	0.8	0.8

Total(5)	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(6)	27.4%	23.5%	23.3%	26.6%	29.3%
ALADI	36.6%	32.3%	31.1%	33.8%	36.7%

(1)	Measured on a CIF basis.
(2)	As of December 31, 2017, ALADI comprised the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Includes imports from all other countries.
(4)	Includes imports for which the origin could not be identified.
(5)

Data set forth in this table is updated less frequently than the data presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

(6)

As of December 31, 2017, MERCOSUR comprised the following countries: Argentina, Brazil, Paraguay, Uruguay and Venezuela. For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of Treasury.

Trade with MERCOSUR Countries

Framework

In addition to Argentina, the MERCOSUR Member States include Brazil, Paraguay, Uruguay and, commencing in 2012, Venezuela. Since December 2016, Venezuela’s status as a full member has been suspended by the other Member States. See “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.” In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the national congresses of Brazil, Paraguay and Bolivia. MERCOSUR’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy. See, however, “The Republic of Argentina—Foreign Affairs and International Organizations.”

Trade

Trade among MERCOSUR Member States increased significantly in the 10 years leading up to 2010, but has decreased ever since. During 2014, intra-regional commerce represented 13.1% of all MERCOSUR commerce, the lowest level since 2006. This decline has occurred in the context of deteriorating external and internal economic conditions. This negative performance has been a widespread phenomenon affecting all Member States.

Argentina’s trade with MERCOSUR Member States reached U.S.$31.5 billion in 2017, representing 25.2% of Argentina’s total trade. Argentine exports to the other MERCOSUR Member States amounted U.S.$11.9 billion, equivalent to 20.4% of Argentina’s total global exports, while imports from MERCOSUR amounted to

U.S.$19.6 billion, equivalent to 29.3% of Argentina’s total imports. Argentina registered a U.S.$7.7 billion trade deficit with MERCOSUR in 2017, as compared to U.S.$3.0 billion deficit in 2016, primarily due to a U.S.$4.0 billion increase in the trade deficit with Brazil and a U.S.$409 million decrease in the trade surplus with Venezuela.

Brazil

Brazil is Argentina’s primary export market and source of imports. Manufactured goods of industrial origin account for approximately 80% of commerce between the countries. In 2017, the main imports from Brazil included intermediate goods, which totaled U.S.$4.8 billion, and motor vehicles which totaled U.S.$4.9 billion. Main exports to Brazil in 2017 were manufactured goods of industrial origin, which totaled U.S.$6.1 billion, followed by primary products, which totaled U.S.$1.6 billion. In 2017, Argentina’s trade deficit with Brazil was U.S.$8.5 billion, as compared to a deficit of U.S.$4.6 billion in 2016, primarily as a result of a 31.35% increase in total imports from Brazil, whilst total exports to Brazil increased only 3.2%.

The increase in imports from Brazil in 2017 as compared to 2016 was driven by a 40.1% increase in imports of capital goods and a 43.3% increase in imports of motor vehicles.

The increase in exports to Brazil in 2017 as compared to 2016 was mainly the result of a 6.9% increase in exports of manufactured goods of industrial origin and a 26.2% increase in fuel and energy exports. See “Recent Developments—The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

China

China is one of Argentina’s main trade partners. Imports from China include mainly chemical products, machinery and electronic devices, motorcycles and engines with small cylinder volumes, and toys. Exports to China include mainly agricultural commodities, such as wheat, soy and corn.

In 2017, imports from China included mainly capital goods, which totaled U.S.$3.9 billion, and spare parts and accessories, which totaled U.S.$3.0 billion. Exports to China in 2017 were mainly primary products for U.S.$2.8 billion, followed by manufactured products of agricultural origin, which totaled U.S.$0.8 billion. In 2017, Argentina’s trade deficit with China was U.S.$8.0 billion, as compared to U.S.$6.0 billion in 2016, primarily as a result of a 2.1% decrease in total exports to China and a 17.6% increase in total imports from China.

The increase in imports from China in 2017 as compared to 2016 was mainly the result of an increase in imports of capital and consumption goods.

The decrease in exports to China in 2017 as compared to 2016 was primarily due to a 12.3% decrease in exports of primary products.

United States

Historically, the United States has been one of Argentina’s most important trade partners. Manufactured goods constitute a significant share of Argentine exports to the United States, while capital and intermediate goods constitute a significant share of Argentina’s imports from the United States.

In 2017, imports from the United States included mainly intermediate goods, which totaled U.S.$2.2 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$2.1 billion. Exports to the United States for the same period were mainly manufactured products of industrial origin, which totaled U.S.$2.7 billion, followed by manufactured products of agricultural origin, which totaled U.S.$0.9 billion. In 2017, Argentina’s trade deficit with the United States was U.S.$3.1 billion, as compared to a deficit of U.S.$2.5 billion in 2016, mainly due to a 9.1% increase in total imports from the United States, whilst total exports to the United States increased only 0.4%.

The increase in imports from the United States in 2017 as compared to 2016 was mainly the result of a 12.5% increase in imports of capital goods and an 18.4% increase in imports of fuel.

The increase in exports to the United States in 2017 as compared to 2016 was primarily due to a 15.0% increase in exports of primary products. This increase was partially offset by a 5.9% decrease in fuel and energy exports and a 2.8% decrease in exports of manufactured goods of agricultural origin.

Trade of Services

The services trade balance records the amount of services (including financial services, but excluding payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of services that non-residents purchase in Argentina. For instance, a deficit in service trade indicates that the value of services purchased by Argentine residents outside Argentina exceeds the value of services purchased in Argentina by non-residents. Argentina’s services account also factors in partially in Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with export and import transactions.

The main components of Argentina’s services trade balance in 2017 were:

•	the transportation account, which recorded net outflows that increased to U.S.$3.3 billion in 2017, as compared to net outflows of U.S.$2.5 billion in 2016; and

•	the tourism account, which recorded net outflows that increased to U.S.$6.0 billion in 2017, from U.S.$4.7 billion in 2016.

The aggregate deficit recorded by these sectors was partially offset by a U.S.$1.5 billion net inflow recorded by professional, technical and business services in 2017 compared to a U.S.$1.3 billion net inflow recorded in 2016.

In 2013, net outflows recorded by the trade of services account increased by U.S.$1.2 billion to U.S.$5.3 billion, as a result of the increase in outflows on account of services, which exceeded the increase in inflows on account of such services. Specifically, the increase in net outflows recorded by the trade of services account in 2013 was due to:

•	a 27.5% increase in net outflows in the tourism account, from U.S.$1.1 billion in 2012 to U.S.$1.4 billion in 2013; and

•	a 27.1% decrease in net inflows in the professional, technical, business services account, from U.S.$1.6 billion in 2012 to U.S.$1.2 billion in 2013.

In 2014, net outflows recorded by the trade of services account decreased by U.S.$0.7 billion to U.S.$4.6 billion, as outflows on account of services decreased more than inflows on account of services. Specifically, the decrease in net outflows recorded by trade of services account in 2014 was due to:

•	a 32.6% decrease in net outflows in the transportation account, from U.S.$2.5 billion in 2013 to U.S.$1.7 billion in 2014; and

•	a 27.3% decrease in net outflows in the tourism account, from U.S.$1.4 billion in 2013 to U.S.$1.0 billion in 2014.

These decreases in net outflows were partially offset by a 13.5% decrease in net inflows in the professional, technical and business services account, from U.S.$1.2 million in 2013 to U.S.$1.0 million in 2014.

In 2015, net outflows recorded by the trade of services account increased by U.S.$1.2 billion to U.S.$5.8 billion, as a result of an increase in outflows on account of services that exceeded the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2015 was due to:

•	a 26.2% increase in net outflows in the transportation account, from U.S.$1.7 billion in 2014 to U.S.$2.2 billion in 2015; and

•	a 100.9% increase in net outflows in the tourism account, from U.S.$1.0 billion in 2014 to U.S.$2.1 billion in 2015.

These increases in net outflows were partially offset by a 4.8% increase in net inflows in the professional, technical, business services account, from U.S.$1.0 billion in 2014 to U.S.$1.1 billion in 2015.

In 2016, net outflows recorded by the trade of services account increased by U.S.$2.6 billion to U.S.$8.5 billion, as a result of an increase in net outflows on account of services that was exacerbated by a decrease in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2016 was due to:

•	a 17.8% increase in net outflows in the transportation account, from U.S.$2.2 billion in 2015 to U.S.$2.5 billion in 2016; and

•	a 129.4% increase in net outflows in the tourism account, from U.S.$2.1 billion in 2015 to U.S.$4.7 billion in 2016.

In 2017, net outflows recorded by the trade of services account increased by U.S.$1.7 billion to U.S.$10.1 billion, as a result of an increase in outflows on account of services, which was higher than the increase in inflows on account of services. Specifically, the increase in net outflows recorded by the trade of services account in 2017 was due to:

•	a 28.4% increase in net outflows in the transportation account, from U.S.$2.5 billion in 2016 to U.S.$3.3 billion in 2017; and

•	a 27.3% increase in net outflows in the tourism account, from U.S.$4.7 billion in 2016 to U.S.$6.0 billion in 2017.

The table below sets forth the net results of Argentina’s services trade for the periods specified.

Services

(in millions of U.S. dollars, at current prices)

	2013		2014		2015		2016		2017
Transportation:
Freight	U.S.$	(1,867)	U.S.$	(1,699)	U.S.$	(1,600)	U.S.$	(1,456)	U.S.$	(1,909)
Passenger		(1,814)		(1,169)		(1,852)		(2,095)		(2,341)
Other		1,158		1,194		1,319		1,035		1,011
Total transportation		(2,535)		(1,708)		(2,155)		(2,539)		(3,259)
Tourism		(1,408)		(1,023)		(2,055)		(4,713)		(6,000)
Royalties		(2,149)		(1,925)		(2,016)		(1,940)		(2,089)
Professional, technical, business services		1,187		1,027		1,076		1,313		1,507
Others(1)		(424)		(1,012)		(665)		(574)		(308)

Total services	U.S.$	(5,329)	U.S.$	(4,641)	U.S.$	(5,815)	U.S.$	(8,452)	U.S.$	(10,149)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.

Source: INDEC and Ministry of Treasury.

Tourism

In 2013, the tourism sector registered U.S.$1.4 billion in net outflows compared to U.S.$1.1 billion in net outflows in 2012. This increase in net outflows was primarily due to a 9.8% decrease in inflows related to non-residents traveling to Argentina, which was partially offset by a 3.0% decrease in outflows related to residents traveling abroad.

In 2014, the tourism sector registered U.S.$1.0 billion in net outflows compared to U.S.$1.4 billion in net outflows in 2013. This decrease in net outflows was primarily due to a 9.6% increase in inflows related to non-residents traveling to Argentina while outflows related to residents traveling abroad increased by 0.9% only.

In 2015, the tourism sector registered U.S.$2.1 billion net outflows compared to U.S.$1.0 billion in net outflows in 2014. This increase in net outflows was primarily due to a 16.7% increase in outflows related to residents traveling abroad and a 0.7% decrease in inflows related to non-residents traveling to Argentina.

In 2016, the tourism sector registered U.S.$4.7 billion in net outflows compared to U.S.$2.1 billion in net outflows in 2015. This increase in net outflows was primarily due to a 38.6% increase in outflows related to residents traveling abroad and a 0.8% increase in inflows related to non-residents traveling to Argentina.

In 2017, the tourism sector registered U.S.$6.0 billion in net outflows compared to U.S.$4.7 billion in net outflows in 2016. This increase in net outflows was primarily due to a 17.5% increase in outflows related to residents traveling abroad, which exceeded an 8.2% increase in inflows related to non-residents traveling to Argentina.

The following table sets forth tourism information for the dates specified.

Tourism Statistics

	2013	2014	2015	2016	2017
Income from tourism (in millions of U.S.$)	4,525	4,960	4,927	4,967	5,375
Expenses from tourism (in millions of U.S.$)	5,932	5,983	6,982	9,679	11,375
Balance (in millions of U.S.$)	(1,408)	(1,023)	(2,055)	(4,713)	(6,000)

Source: INDEC and Ministry of Treasury.

Primary income

The primary income account records amounts payable and receivable between residents and non-residents in return for receiving or providing temporary use of labor, financial resources and non-produced non-financial assets, including, among other things, compensation of personnel and investment income (comprised of revenues obtained or paid for direct investment, portfolio investment, other investments and reserve assets).

In 2013, the primary income deficit decreased by 4.3% to U.S.$13.2 billion, primarily due to a 6.6% decrease in net income outflows from direct investment compared to 2012.

In 2014, the primary income deficit decreased by 11.8% to U.S.$11.6 billion, primarily due to an 18.7% decrease in net dividend outflows from direct investment, partially offset by a 6.0% increase in portfolio investment outflows compared to 2013. The deficit in net reinvested earnings decreased by 23.9% in 2014.

In 2015, the primary income deficit increased by 4.2% to U.S.$12.1 billion, primarily due to an 11.6% increase in net outflows from direct investment. The increase in net outflows from direct investment was due to higher payments to non-residents from direct investment compared to 2014. The net portfolio investment outflows decreased by 8.6% compared to 2014.

In 2016, the primary income deficit stood at U.S.$12.2 billion. The net portfolio investment outflows increased by 30.4%, and was partially offset by a decrease in net outflows from employee compensation compared to 2015. The net outflow from direct investment decreased by 12.0%.

In 2017, the primary income net outflows increased by 34.4% to U.S.$16.4 billion, primarily due to a 70.6% increase in net portfolio investment outflows and an increase in net outflows from direct investment compared to 2016.

	2013	2014	2015	2016	2017
Primary Income (earnings)	(13,165)	(11,614)	(12,105)	(12,192)	(16,388)
Credit	2,427	2,562	2,359	2,825	3,999
Employee Compensation	178	171	216	79	92
Investment Income	2,249	2,391	2,144	2,746	3,907
Direct Investment	818	814	647	700	1,020
Portfolio Investment	1,012	1,086	1,070	1,358	1,966
Other Investment	382	473	401	627	791
Reserve Assets	37	17	24	61	130
Debit	15,592	14,176	14,464	15,037	20,395
Employee Compensation	243	205	190	173	180
Investment Income	15,348	13,970	14,274	14,844	20,206
Direct Investment	9,796	8,114	8,793	7,866	9,701
Portfolio Investment	3,785	4,024	3,758	4,864	7,947
Other Investment	1,767	1,832	1,724	2,114	2,559

Capital Account

The capital account records the capital transfers between residents and non-residents of Argentina and the acquisition and disposal of non-produced, non-financial assets.

As required by the balance of payments reporting methodology adopted by INDEC in 2017 in accordance with the IMF recommendations, the capital account is presented separately from the financial account.

The capital account registered surpluses for each year from 2013 to 2017.

In 2013, the capital account recorded U.S.$33.4 million net inflows, decreasing 30.2% from the capital account U.S.$47.9 million net inflows recorded in 2012. This decrease was mainly due to a decrease in non-produced, non-financial assets inflows.

In 2014, the capital account recorded U.S.$56.8 million net inflows, a 70.0% increase over the capital account U.S.$33.4 net inflows recorded in 2013. This increase was mainly due to the increase in net capital transfers arising from debt forgiveness by non-residents to resident financial and non-financial entities, households and non-profit institutions.

In 2015, the capital account recorded U.S.$51.9 million net inflows, an 8.6% decrease from the capital account U.S.$56.8 million net inflows recorded in 2014. This decrease was mainly due to a reduction in capital transfers.

In 2016, the capital account recorded U.S.$365.8 million net inflows, a 604.4% increase from the capital account U.S.$51.9 million net inflows recorded in 2015. This increase was mainly due to the increase in debt forgiveness to financial and non-financial entities, households and non-profit institutions.

In 2017, the capital account recorded U.S.$138.7 million net inflows, a 62.1% decrease from the capital account U.S.$365.8 million net inflows recorded in 2016. This decrease was mainly due to a reduction in capital transfers to financial entities, non-financial entities and households.

Financial Account

The financial account records the net acquisition and disposal of financial assets and liabilities between residents and non-residents.

The financial account includes direct investment flows, portfolio investment, financial derivatives (other than foreign currency reserves), other investments and reserve assets (monetary gold, special drawing rights, reserve position in the IMF and other reserve assets). The reserves of the Central Bank make up part of the financial account. Distributable income generated in Argentina by foreign-owned assets that are not distributed, whether by determination of the owner or as a result a of regulatory impediments (such as controls on remittances), is treated as an inflow in the year generated and not remitted for the purpose of the financial account.

In 2013, the financial account recorded net inflows of U.S.$16.2 billion, a 479.8% increase in net liabilities compared to 2012.

Central Bank. In 2013, the Central Bank had repayments of U.S.$2.0 billion in loans to multilateral credit agencies. Central Bank foreign currency reserves declined by U.S.$8.5 billion to U.S.$11.8 billion, mainly due to public debt services payments in foreign currencies.

Deposit-Collecting Entities. In 2013, deposit-collecting entities recorded net inflows of $1.0 billion, a 348.7% increase over the net inflows recorded by deposit-collecting entities in 2012. This increase is primarily attributable to an increase in the use of credit lines extended by non-resident lenders which was partially offset by a reduction in direct investments inflows and an increase in credit lines extended to non-resident.

Government. In 2013, the non-financial public sector recorded net inflows of U.S.$1.1 billion, compared to net outflows of U.S.$2.1 billion recorded in 2012. This was mainly due to a decrease in payments under derivative financial instruments to non-resident entities.

Other Sectors. In 2013, other sectors recorded net inflows of U.S.$4.2 billion compared to net inflows of U.S.$3.3 billion in 2012. The net acquisition of assets decreased compared to 2012 due to a decrease in the formation of external assets caused by a decrease in foreign currency exchanges and deposits. This decrease was partially offset by a decrease in net liabilities due to repayment of loans from non-resident lenders.

In 2014, the financial account recorded net inflows of U.S.$9.3 billion, a 42.3% decrease compared to 2013.

Central Bank. In 2014, the Central Bank recorded net inflows of U.S.$2.0 billion, mainly due to U.S.$3.2 billion in borrowings from non-resident lenders and a currency swap with the People’s Bank of China. Central Bank foreign currency reserves increased by U.S.$13.0 billion to U.S.$1.2 billion.

Deposit-Collecting Entities. In 2014, deposit-collecting entities recorded net inflows of U.S.$814.9 million, a decrease of 21.5% over net inflows recorded by deposit-collecting entities in 2013, mainly due to a decrease in non-resident deposits and an increase in credit lines from non-resident institutions.

Government. In 2014, the non-financial public sector recorded net inflows of U.S.$7.1 billion, a U.S.$6.0 billion increase over the net inflows of U.S.$1.1 billion recorded in the previous year. This increase was mainly due to an increase in loans from multilateral, bilateral, and other credit agencies.

Other Sectors. In 2014, net outflows in other sectors decreased to U.S.$612.7 million compared to net inflows of U.S.$4.2 billion in the previous year. This variation was primarily attributable to a 50.6% decrease in direct investment by non-residents and decreased inflows from commercial financing.

In 2015, the financial account recorded net inflows of U.S.$18.5 billion, a 98.5% increase compared to 2014.

Central Bank. In 2015, the Central Bank recorded net inflows of U.S.$12.5 billion, mainly due to U.S.$7.6 billion in borrowings from non-resident lenders. Central Bank foreign currency reserves decreased by U.S.$4.9 billion, which was attributable to a decrease in other reserve assets (including currencies and deposits, rights over assets of monetary authorities and other entities, securities, financial derivatives and other rights over assets), as a result of a reduction in the amount of foreign currency inflows from the agricultural sector due to speculation of a future depreciation of the peso and a potential reduction in export duties, as well as variations in foreign currency valuations.

Deposit-Collecting Entities. In 2015, deposit-collecting entities recorded net inflows of U.S.$1.5 billion, an 83.3% increase over the net inflows recorded by deposit-collecting entities in 2014. This increase is primarily attributable to an increase in direct investment inflows and an increase in the use of credit lines extended by non-resident lenders.

Government. In 2015, the non-financial public sector recorded net outflows of U.S.$1.0 billion, a U.S.$8.1 billion decrease over net inflows of U.S.$7.1 billion recorded in the previous year. This increase was mainly due to a reduction in loans from multilateral, bilateral and other credit agencies and a decrease in portfolio investments.

Other Sectors. In 2015, net inflows in other sectors totaled U.S.$5.5 billion, compared to net outflows of U.S.$612.7 million in the previous year. This variation was mainly due to an increase in direct investment by non-residents and increased inflows from commercial financing, which were partially offset by the acquisition of foreign assets by residents, mainly foreign currency and deposits.

In 2016, the financial account recorded net inflows of U.S.$14.0 billion, a 24.5% decrease compared to 2015.

Central Bank. In 2016, the Central Bank recorded net outflows of U.S.$14.9 billion, mainly due to inflows from the sale of Treasury bills and short and long term bond issuances totaling U.S.$480.0 million in the aggregate, which were partially offset by debt repayments totaling U.S.$1.1 billion in the aggregate. Central Bank’s foreign currency reserves increased by U.S.$14.3 billion.

Deposit-Collecting Entities. In 2016, deposit-collecting entities recorded net outflows of U.S.$1.5 billion, compared to net inflows of U.S.$1.5 billion recorded in 2015. The net outflows were primarily attributable to an increase in the acquisition of foreign assets (foreign currency holdings and deposits) by residents.

Government. In 2016, the non-financial public sector recorded net inflows of U.S.$29.6 billion, compared to net outflows of U.S.$1.0 billion recorded in 2015. These net inflows were mainly due to the sale of debt securities in the international capital markets totaling U.S.$31.2 billion, the proceeds of which were partially used for the repayment of outstanding debt.

Other Sectors. In 2016, net outflows in other sectors decreased to U.S.$785 million, compared to net inflows of U.S.$5.5 billion in the previous year. This decrease was mainly driven by a U.S.$12.1 billion decrease in investments made in Argentina by non-residents, attributable to distribution of accumulated non-remitted earnings due to the elimination of foreign exchange restrictions that had been retained in Argentina in prior years, which curtailed remittances to foreign shareholders.

In 2017, the financial account recorded net inflows of U.S.$31.3 billion, an 124.0% increase compared to 2016.

Central Bank. In 2017, the Central Bank recorded net inflows of U.S.$9.4 billion, mainly due to inflows from the sale of Treasury bills and short and long term bond issuances totaling U.S.$5.1 billion in the aggregate. Central Bank’s foreign currency reserves increased by U.S.$14.6 billion.

Deposit-Collecting Entities. In 2017, deposit-collecting entities recorded net inflows of U.S.$6.1 billion, an increase of U.S.$7.6 billion compared to net outflows of U.S.$1.5 million recorded in 2016. This increase in net inflows was primarily attributable to an increase in the acquisition of foreign assets (foreign currency holdings and deposits) by residents.

Government. In 2017, the non-financial public sector recorded net inflows of U.S.$33.9 billion, a U.S.$4.3 billion increase over net inflows of U.S.$29.6 billion recorded in the previous year. This increase was mainly due to inflows from the sale of Bonares due 2024 pursuant to certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such transactions, which were partially offset by outflows in portfolio investment.

Other Sectors. In 2017, net inflows in other sectors totaled U.S.$695 million, compared to net inflows of U.S.$785 million in the previous year.

Foreign Investment

Foreign Investment Regulation

With the aim of increasing capital inflows, the Government and the Central Bank eliminated all of the restrictions affecting the balance of payments transactions. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.”

Evolution of Portfolio and Direct Investment

The following table sets forth information on portfolio investment, direct investment and other investment in the Argentine economy for the periods indicated.

Flows of Portfolio, Direct and Other Investment

(in millions of U.S. dollars)

	2013	2014	2015	2016	2017
Financial account	(16,165)	(9,321)	(18,498)	(13,964)	(31,273)
Direct Investment	(8,932)	(3,145)	(10,884)	(1,474)	(10,361)
Net acquisition of financial assets (debt with foreign entities)	890	1,921	875	1,787	1,156
Net liabilities incurred (debt with foreign entities)	9,822	5,065	11,759	3,260	11,517
Portfolio investment	(433)	2,339	(437)	(35,255)	(35,922)
Net acquisition of financial assets	497	(25)	93	798	5,502
Net liabilities incurred	929	(2,365)	530	36,053	41,424
Net financial derivatives	(32)	(168)	(25)	222	(96)
Other Investment	5,056	(9,542)	(2,246)	8,232	550
Net acquisition of financial assets	3,893	1,422	8,814	2,689	12,506
Net liability issuance	(1,163)	10,964	11,060	(5,542)	11,956
Foreign currency reserves	(11,824)	1,195	(4,906)	14,311	14,556

Source: INDEC and Ministry of Treasury.

Foreign Direct Investment

Direct investment in Argentina increased significantly in the 1990s following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net direct investment in Argentina peaked in 1999 with the completion of the privatization of YPF, a process that had started in 1992. Commencing in 2002, the macro-economic policies and the expropriation of private companies, including 51% of the shares of YPF in 2012, resulted in a significant decline in capital inflows from direct investment.

In 2013, net inflows from direct investment decreased by 37.4% to U.S.$8.9 billion, as compared to U.S.$14.3 billion in 2012. This decrease was mainly driven by a U.S.$5.5 billion decrease in investments made in Argentina by non-residents, partially offset by a U.S.$165 million decrease in offshore investments by Argentine residents.

In 2014, net inflows from direct investment decreased by 64.8% to U.S.$3.1 billion, as compared to U.S.$8.9 billion in 2013. This decrease was mainly driven by a U.S.$4.8 billion decrease in investments made in Argentina by non-residents, and a U.S.$1.0 billion increase in offshore investments by Argentine residents.

In 2015, net inflows from direct investment increased by U.S.$7.7 billion to U.S.$10.9 billion, as compared to U.S.$3.1 billion in 2014. This increase was mainly driven by a U.S.$6.7 billion increase in investments made in Argentina by non-residents and a U.S.$1.0 billion decrease in offshore investments by Argentine residents.

In 2016, net inflows from direct investment decreased by U.S.$9.4 billion to U.S.$1.5 billion, as compared to U.S.$10.9 billion in 2015. This decrease was mainly driven by a U.S.$8.5 billion decrease in investments made in Argentina by non-residents, attributable to distribution of accumulated non-remitted earnings due to the elimination of foreign exchange restrictions that had been retained in Argentina in prior years, which curtailed remittances to foreign shareholders.    This decrease was partially offset by a U.S.$911 million increase in offshore investments by residents of Argentina.

In 2017, net inflows from direct investment increased by U.S.$8.9 billion to U.S.$10.4 billion, as compared to U.S.$1.5 billion in 2016. This increase was mainly driven by an increase in the reinvestment of accumulated earnings.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2013, net inflows from portfolio investment totaled U.S.$433 million compared to U.S.$150 million of net outflows in 2012, mainly due to the issuance of debt securities by the non-financial private sector and other financial institutions, which was partially offset by a 203.4% growth in the acquisition of debt securities in the international market by the non-financial private sector and other financial institutions, from U.S.$119.0 million in 2012 to U.S.$361.0 million in 2013. Net inflows from derivative financial instruments increased by U.S.$2.9 billion, from U.S.$2.9 billion net outflows in 2012 to U.S.$32 million net inflows in 2013.

In 2014, net outflows from portfolio investment totaled U.S.$2.3 billion compared to U.S.$433 million of net inflows in 2013, mainly due to the cancellation of debt by the Government totaling U.S.$2.8 billion in the aggregate. Net inflows from derivative financial instruments increased by U.S.$136 million, from U.S.$32 million net inflows in 2013 to U.S.$168 million net inflows in 2014.

In 2015, net inflows from portfolio investment totaled U.S.$437 million compared to U.S.$2.3 billion of net outflows in 2014, mainly due to the purchase of debt securities by the non-financial private sector and other financial institutions totaling U.S.$1.8 billion in the aggregate and to a decrease in debt repayments by the Government, from U.S.$2.8 billion in 2014 to U.S.$1.6 billion in 2015. Net inflows from derivative financial instruments decreased by U.S.$143 million, from U.S.$168 million net inflows in 2014 to U.S.$25 million net inflows in 2015.

In 2016, net inflows from portfolio investment totaled U.S.$35.3 billion compared to U.S.$437 million of net inflows in 2015, mainly due to the issuance of debt by the Government totaling U.S.$31.2 million in the aggregate and to a reduced participation in external capital and investment funds by the non-financial private sector and other financial entities. Net outflows from derivative financial instruments totaled U.S.$222 million, compared to U.S.$25 million net inflows in 2015.

In 2017, net inflows from portfolio investment totaled U.S.$35.9 billion compared to U.S.$35.3 billion of net inflows in 2016, mainly due to the issuance of debt by the Government totaling U.S.$28.4 billion in the aggregate and the issuance of debt by the Central Bank, financial entities and other sectors. Net inflows from derivative financial instruments totaled U.S.$96 million, compared to U.S.$222 million net outflows in 2016.

Other Investment

Other investment includes data on other assets and liabilities of the non-financial public sector (Government), the non-financial private sector and other financial entities (Other Sectors), the financial sector (Deposit-Collecting Entities) and the Central Bank, and are classified under:

•	other equity investments;

•	coins and deposits;

•	loans;

•	insurance, pensions and standardized mechanisms for guarantees;

•	commercial credits and advances; and

•	other accounts payable/receivable.

In 2013, other investment recorded net outflows of U.S.$5.1 billion. During this period, offshore investments by Argentine residents decreased to U.S.$3.9 billion from U.S.$9.7 billion in 2012 and investments by non-residents in Argentina also decreased, resulting in U.S.$1.2 billion outflows in 2013 compared to U.S.$2.0 billion outflows in 2012.

In 2014, other investment recorded net inflows of U.S.$9.5 billion. During this period, offshore investments by Argentine residents decreased to U.S.$1.4 billion from U.S.$3.9 billion in 2013 and investments by non-residents in Argentina totaled U.S.$11.0 billion in 2014 compared to outflows of U.S.$1.2 billion in 2013.

In 2015, other investments recorded net inflows of U.S.$2.2 billion. During this period, offshore investments by Argentine residents increased to U.S.$8.8 billion from U.S.$1.4 billion in 2014, while investments by non-residents in Argentina increased slightly, resulting in U.S.$11.1 billion inflows in 2015 compared to U.S.$11.0 billion inflows in 2014.

In 2016, other investments recorded net outflows of U.S.$8.2 billion. During this period, offshore investments by Argentine residents decreased to U.S.$2.7 billion from U.S.$8.8 billion in 2015 and investments by non-residents in Argentina totaled outflows of U.S.$5.5 billion in 2016 compared to U.S.$11.1 billion inflows in 2015.

In 2017, other investments recorded net outflows of U.S.$550.3 million. During this period, offshore investments by Argentine residents increased to U.S.$12.5 billion from U.S.$2.7 billion in 2016 and investments by non-residents in Argentina totaled U.S.$12.0 billion in inflows in 2017 compared to U.S.$5.5 billion outflows in 2016.

International Reserves

As of December 31, 2017, the Central Bank’s international reserves totaled U.S.$55.1 billion, 40.1% higher than December 31, 2016, of which U.S.$33.0 billion were foreign currency, U.S.$20.0 billion were placements in foreign currency, U.S.$2.3 billion were gold and was observed a reduction of U.S.$0.3 billion in other reserve assets. See “Recent Developments—Balance of Payments—International Reserves.”

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (“Financial Institutions Law”).

The Central Bank is governed by a ten-member board of directors, which is headed by the president of the Central Bank. The president of the Central Bank and the members of the board of directors are appointed by the president and confirmed by the Senate. They serve for fixed terms of six years, may be reappointed and may be removed by the president only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

Under the Central Bank’s charter, as most recently amended in 2012, the Central Bank, among other things:

•	must promote monetary and financial stability, employment and economic growth with social equity;

•	is empowered to regulate interest rates and regulate and steer lending activities;

•	must hold and manage the international reserves, including gold and foreign currency;

•	must implement the exchange rate policy in accordance with applicable legislation;

•

must act as financial agent of the Government and contribute to the proper functioning of capital markets, regulate any activity connected with the financial system and foreign exchange transactions and protect the rights of consumers of financial services; and

•	may grant the Government exceptional advances in an amount up to the equivalent of 10% of the revenues collected by the Government in the preceding 12-month period.

See “Recent Developments—Monetary System—Monetary Policy.”

Monetary Policy

Background

From 1991 through 2001, Argentina’s monetary policy was governed by the Convertibility Law of 1991, which pegged the peso to the U.S. dollar at a one-to-one exchange rate and required the Central Bank to maintain international monetary reserves at least equal to the monetary base (consisting of domestic currency in circulation and financial institutions’ peso-denominated deposits with the Central Bank). During the Convertibility Regime, the peso appreciated in real terms and the Central Bank did not have the necessary tools to react to the external shocks that affected the Argentine economy, such as the Mexico Crisis in 1995 and the Asian Crisis in 1997. In addition, commencing in 1995 the Argentine Government increased its reliance on the international capital markets to finance its operations, creating additional demand for foreign exchange reserves at the pegged rate. By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable. On January 6, 2002, Congress enacted the Public Emergency Law, effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish exchange rates.

In 2002, Mr. Alfonso Prat-Gay was appointed president of the Central Bank. During his tenure (which ended in 2004), the Central Bank implemented a series of measures designed to restore monetary stability and bolster the international reserves of the Central Bank. These measures included the elimination of the quasi-currencies issued by several provinces during the 2001-2002 crisis, the recapitalization of several financial institutions that were affected by the decree mandating asymmetric pesification of their balance sheets in 2002, the adoption of inflation targets intended to limit the impact of an acceleration of economic growth, an increase in the Central Bank’s international reserves, the expansion of the financial system’s lending activities and the encouragement of capital market transactions as a source of financing economic growth.

During the last quarter of 2004, the Central Bank began accumulating international monetary reserves and implemented various measures to manage the increasing monetary base.

During the second half of 2007, in response to tightening credit markets, the Central Bank intervened in the foreign exchange market to manage increasing volatility in the exchange rate, provided liquidity to local banks and expanded the monetary base.

Starting in the second half of 2008, in response to the global financial crisis, the Central Bank intervened to avoid a significant depreciation of the peso and to provide additional liquidity to the market. The Central Bank’s actions included, among other measures, managing the yields on repo loans, auctioning put options on Lebacs and Nobacs and reducing the minimum reserve requirements in foreign currency for financial institutions. These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks.

In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments. Resistance from the Central Bank’s president, Mr. Martín Redrado, who succeeded Mr. Prat-Gay in 2004, to transfer Central Bank reserves for this use led to a standoff between the administration and the Central Bank, which ultimately resulted in Mr. Redrado’s resignation in January 2010 and renewed concerns over governability, political stability and debt sustainability. Ms. Mercedes Marcó del Pont was appointed president of the Central Bank and her tenure, which ended with her resignation on November 18, 2013, was marked by monetary policies designed to accommodate the fiscal needs of the Government, as well as the decision to promote economic growth by expanding domestic demand at the expense of monetary stability.

On February 18, 2010, President Fernández de Kirchner created the Council for the Coordination of Monetary, Financial and Exchange Rate Policies (the “Council”). The Council was chaired by the Minister of Economy and Public Finances and included two additional members of the Ministry of Treasury (the Secretary of Economic Policy and the Secretary of Finance), as well as three members of the Central Bank (the president, the vice-president and one additional member of the board of the Central Bank).

Following the amendment of the Central Bank’s charter in 2012, the Central Bank adopted various monetary policy initiatives and provided continued financing to the Government. As pressure on the peso began to develop, the Central Bank effectively implemented a multiple exchange rate regime that was favorable to exports, discouraged imports but favored overseas tourism by Argentine residents, contributing to the continued erosion of the Central Bank’s international monetary reserves.

Following Ms. Marcó del Pont’s resignation on November 18, 2013, President Fernández de Kirchner appointed Mr. Juan Carlos Fábrega as president of the Central Bank. During Mr. Fábrega’s administration, which ended on October 10, 2014, attempts were made to restore monetary stability that were short-lived. Foreign exchange policy, however, remained within the purview of the Ministry of Finance, giving rise to inconsistent monetary and foreign exchange policies.

On February 2, 2014, President Fernández de Kirchner appointed the then acting chairman of the CNV, Mr. Alejandro Vanoli, as president of the Central Bank. During 2014 and 2015, the Central Bank continued to finance the Government’s fiscal deficit. The Central Bank reinforced limitations on access to foreign exchange, which resulted in the continued depletion of international monetary reserves, which decreased from U.S.$31.4 billion as of December 31, 2014, to U.S.$25.6 billion as of December 31, 2015. In November 2015, the Central Bank sold 180-day future dollar contracts at rates that were inconsistent with international market rates to allay increasing fears of a significant depreciation of the peso.

As of December 2015, the Central Bank adopted, among others, the following series of measures intended to correct distortions that resulted from policies implemented under the Fernandez de Kirchner administration:

•

Foreign exchange market: The peso was allowed to float, dismantling the unofficial multiple exchange rate regime, foreign exchange transfers for current transactions were again permitted. A program to bring current payments due an account of imports was approved, and the Central Bank swapped a renminbi position into U.S dollars to further bolster its international monetary reserves.

•	Inflation: The Central Bank announced its decision to implement a long-term monetary policy based on inflation targeting, and to rely on short-term interest notes as its primary monetary policy tool.

•	International Reserves: A swap of non-transferable notes of the Government into marketable securities allowed the Central Bank to strengthen its balance sheet and improve its reserves position.

Between 2016 and through 2017, the Central Bank implemented the following measures:

•	Increased competitiveness of the financial industry:

•	it eliminated caps on lending and deposit interest rates;

•	it implemented measures aimed at directing idle funds towards productive activities;

•	it promoted competition in the financial intermediation industry by allowing employees to open payment of wages accounts without involving the employer in the process;

•

it relaxed requirements for opening new bank branches, allowing financial entities to expand into regions that have had less access to financial services. Authorized the creation of mobile branches and automatic terminals; and

•	it provided for the creation of free savings accounts, debit cards, transfers in ATMs or via home-banking, aimed at easing access to financial services.

•

Increased coverage of financial industry: it introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. See “—Inflation—National Statistical System’s State of Emergency”;

•

Enhanced oversight: it implemented regulations and oversight activities in line with international standards, achieving the highest standards under the Basel regulations III (Regulatory Consistency Assessment Programme – RCAP), it adjusted certain capital requirements to the Basel standards; and it established stricter limits for entities borrowing from provincial and municipal governments;

•

Inflation: Beginning in January 2017, the Central Bank implemented a formal scheme of inflation targeting using the 7-day repo reference rate as the anchor of its inflation targeting regime. The Central Bank determined a “rates corridor,” defined by the spread between active and passive repo reference rates, from which it derived the monetary policy rate; and

•	Foreign exchange market: it eliminated the remaining restrictions on foreign exchange and generally simplified foreign exchange regulations.

The Central Bank’s Policy Objectives for 2018

On December 28, 2017, the Central Bank announced a series of policy objectives for 2018, which included:

•	reducing inflation rates;

•	coordinating monetary policy and fiscal policy to focus on making the inflation goals consistent with the transfers made from the Central Bank to the Treasury during the period of fiscal convergence;

•	accumulating reserves;

•	increasing access to banking and financial intermediation services;

•	increasing transparency; and

•	adopting prudent international standards.

For a description of the measures taken by the Banco Central in 2018, see “Recent Developments—Monetary System.”

Monetary Policy

The Central Bank’s monetary policy from December 15, 2015 through December 28, 2017 was based on the following guidelines:

•

use of short-term interest rates as the principal tool to implement monetary policy, which in 2017 were based on the spread between the bid and ask rate of the 7-day repurchase agreements (pases) reference rate. The Central Bank determined the rate on a weekly basis. Once the interest rate was set, monetary aggregates were expected to adjust according to liquidity needs;

•	all changes in liquidity amounts that are not accompanied by a change in liquidity demand will be absorbed by the Central Bank, relying on the following instruments:

•	repurchase agreements (pases);

•	purchases and sales of securities; and

•	Central Bank bills and Central Bank notes auctions; and

•

with respect to the foreign exchange and international reserves policy, maintaining a managed floating exchange rate regime to limit exchange rate volatility and thereby limit the impact of any internal or external shocks to the Argentine economy.

For a description of the monetary policy measures taken by the Banco Central since January 1, 2018, see “Recent Developments—Monetary System—Monetary Policy.”

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of December 31,
	2013		2014		2015		2016		2017
Assets
International reserves:
Gold	Ps.	15,575	Ps.	20,138	Ps.	27,401	Ps.	33,313	Ps.	39,060
Foreign currency		14,473		84,015		144,744		368,453		521,075
Placements of foreign currency		168,967		164,106		159,791		207,294		394,445
Other(1)		439		339		518		5,479		54

Total international reserves(2)		199,454		268,597		332,453		614,538		954,635

Public bonds(3)		301,778		481,558		867,621		1,098,212		1,205,212
Credits to:
Government (temporary advances)		182,600		251,450		331,850		382,230		472,230
Financial system		4,664		4,596		2,998		1,439		719
International organizations(4)		15,743		30,137		46,971		65,469		75,725
Other assets(5)		18,653		74,626		225,963		276,400		273,786

Total assets		722,891		1,110,963		1,807,856		2,438,342		2,982,307

Liabilities
Monetary Base:
Currency in circulation(6)		289,208		358,752		478,777		594,616		724,056
Current accounts in pesos(7)		87,988		103,812		145,113		227,049		223,047

Total monetary base		377,197		462,564		623,890		821,664		947,103

Deposits:
Government deposits		12,166		35,316		5,078		18,726		19,974
Other deposits		69,592		75,229		171,937		246,759		253,710

Total deposits		81,758		110,545		177,016		265,485		273,683

Obligation to international organizations		4,599		5,839		8,223		9,887		3,584
Central Bank notes:
Notes issued in foreign currency		—		5,680		31,273		—
Notes issued in pesos		110,547		276,456		385,619		698,425		1,179,920

Total Central Bank notes(8)		110,547		282,135		416,892		698,425		1,179,920
Other liabilities		41,524		141,564		404,491		508,259		550,013

Total liabilities		615,624		1,002,648		1,630,510		2,303,720		2,954,302

Net assets	Ps.	107,268	Ps.	108,315	Ps.	177,346	Ps.	134,623	Ps.	28,005

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	30,600	U.S.$	31,408	U.S.$	25,563	U.S.$	38,772	U.S.$	55,163
International reserves of the central bank (in months of total imports)		4.1		4.8		4.1		6.4		9.1
Exchange rate Ps./U.S.$(9)		6.52		8.55		13.01		15.85		17.31

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks and does not include quasi-currencies.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes Lebacs and Nobacs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:	Central Bank.

In 2017, notes issued in pesos by the Central Bank increased to Ps.1.2 trillion from Ps. 0.7 trillion in 2016, mainly due to an increase in the issuance of Lebacs, which the Central Bank sought to use as a monetary policy tool to reduce inflation, as well as to acquire foreign assets to increase its international reserves, in particular, after the Macri administration eliminated foreign exchange controls in place during the Fernández de Kirchner administration. See “Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions.”

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.

Additionally, the Central Bank employs the following bi-monetary aggregates to measure the level of liquidity in the economy:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits and foreign currency-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits and foreign currency-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign currency-denominated deposits.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates

(in millions of Pesos)

	As of December 31,
	2013		2014		2015		2016		2017
Currency in circulation(1)	Ps.	289,208	Ps.	358,752	Ps.	478,777	Ps.	594,616	Ps.	786,712
M1		496,728		640,870		804,666		1,033,908		1,243,334
M2		662,411		859,921		1,133,787		1,662,509		2,151,280
M3		999,888		1,283,153		1,761,355		2,422,522		3,105,535
Monetary base		377,197		462,564		623,890		821,664		1,001,113

(1)	Does not include cash in vaults at banks or quasi-currencies.
Source:	Central Bank.

Liquidity Aggregates

(% change from previous period)

	As of December 31,
	2013	2014	2015	2016	2017
Currency in circulation(1)	22.0%	24.0%	33.5%	24.2%	32.3%
M1	24.9	29.0	25.6	28.5	20.3
M2	25.0	29.8	31.8	46.6	29.4
M3	25.5	28.3	37.3	37.5	28.2
Monetary base	22.7%	22.6%	34.9%	31.7%	21.8%

(1)	Does not include cash in vaults at banks or quasi-currencies.
Source:	Central Bank.

Growth of the monetary base between 2013 and 2015 was driven primarily by the Central Bank’s continued financing of the Government, which over time dwarfed the contractive effect of the Central Bank’s practice of purchasing of foreign exchange sustained through 2007. In 2016, the variation in the monetary base was mainly a result of purchases of foreign currency. In 2017, the increase in the monetary base was fueled by the purchase of foreign currency and the continued financing of the Government. Such increase in the monetary base was partially offset by the sale of Lebac and the use of repurchase transactions.

Foreign Exchange and International Reserves

Foreign Exchange

Beginning in February 2002, the peso was allowed to float against other currencies. After several years of fluctuations in the nominal exchange rate, the peso lost approximately 12.5% of its value against the U.S. dollar in 2012. Despite increased Central Bank intervention and measures to limit Argentine residents’ access to foreign currency, the peso depreciated by 24.6% and 23.8% against the U.S. dollar in 2013 and 2014, respectively. In December 2015, the Macri administration eliminated a significant portion of the foreign exchange restrictions and the Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. Immediately after a significant portion of the foreign exchange controls were lifted on December 16, 2015, the peso depreciated by approximately 28.8%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to U.S.$1.00 on December 17, 2015. In 2016 and 2017, the Central Bank has allowed the peso to freely float against other currencies with Central Bank intervention limited to measures designed to ensure the orderly operation of the foreign exchange market. See “Recent Developments—Monetary Policy.”

While the Central Bank is empowered to intervene in the foreign exchange market in response to external shocks in 2015, it announced the adoption of an inflation targeting regime and its intention to relinquish the use of foreign exchange rates as a tool to combat inflation.

The following table sets forth the peso’s exchange rate against the U.S. dollar for the periods indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2013	5.48	6.52
2014	8.12	8.55
2015	9.27	13.01
2016	14.78	15.85
2017	16.57	18.77

(1)	The exchange rate used is the “reference exchange rate.”

Source: Central Bank.

The average nominal exchange rate in 2013 was Ps.5.48 per U.S.$1.00, while in 2014 the average nominal exchange rate increased to Ps.8.12 per U.S.$1.00. As of December 31, 2014, the exchange rate increased to Ps.8.55 per U.S.$1.00, from Ps.6.52 as of December 31, 2013. As of December 31, 2015, the exchange rate stood at Ps.13.01 per U.S.$1.00, compared to Ps.8.55 as of December 31, 2014. As of December 31, 2016, the exchange rate stood at Ps.15.85 per U.S.$1.00, compared to Ps.13.01 as of December 31, 2015. As of December 31, 2017, the exchange rate stood at Ps.18.77 per U.S.$1.00, compared to Ps.15.85 as of December 31, 2016. See “Recent Developments—The Argentine Economy—Overview” for a description of factors affecting the exchange rate in 2018. As of February 8, 2019, the exchange rate stood at Ps.37.86 per U.S.$1.00 compared to Ps.18.77 as of December 31, 2017.

International Reserves

As of December 31, 2013, the Central Bank’s international reserves totaled U.S.$30.6 billion, 29.3% lower than the previous year, of which U.S.$25.9 billion were foreign currency deposits, U.S.$2.4 billion were foreign currency and U.S.$2.2 billion were gold.

As of December 31, 2014, the Central Bank’s international reserves totaled U.S.$31.4 billion, 2.6% higher than the previous year, of which U.S.$19.2 billion were foreign currency deposits, U.S.$9.82 billion were foreign currency and U.S.$2.4 billion were gold.

As of December 31, 2015, the Central Bank’s international reserves totaled U.S.$25.6 billion, 18.6% lower than the previous year, of which U.S.$12.3 billion were foreign currency deposits, U.S.$11.1 billion were foreign currency and U.S.$2.1 billion were gold.

As of December 31, 2016, the Central Bank’s international reserves totaled U.S.$38.8 billion, 51.7% higher than the previous year, of which U.S.$13.1 billion were foreign currency deposits, U.S.$23.2 billion were foreign currency and U.S.$2.1 billion were gold.

As of December 31, 2017, the Central Bank’s international reserves totaled U.S.$55.2 billion, 42.3% higher than the previous year, of which U.S.$ 22.8 billion were foreign currency deposits, U.S.$ 30.1 billion were foreign currency and U.S.$2.3 billion were gold. See “Recent Developments—The Argentine Economy—Agreements with the IMF and other multilateral organizations” and “Recent Developments—Monetary Policy.”

From 2011 to 2015, the Central Bank made loans to the Government for payments to private debt holders through the Fondo de Desendeudamiento Argentino (Repayment Fund), which was established in 2010, and to make payments to multilateral agencies. In exchange, the Central Bank received 10-year U.S. dollar-denominated non-transferable Treasury notes. In December 2015, a portion of the non-transferable Treasury notes were exchanged for marketable securities of the Republic (Bonares 22, Bonares 25 and Bonares 27).

Restrictions and Other Regulations on Foreign Exchange Transactions

Exchange Controls

In response to the deterioration of the Argentine economy and financial system in 2001, the inability of the Republic to service its public external indebtedness and the decreased level of deposits in the financial system, the Government issued Decree No. 1,570/2001 on December 3, 2001, which established certain monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited in banks and restrictions on the transfer of funds abroad, subject to certain exceptions.

In addition to the above measures, on February 8, 2002, the Government and the Central Bank made certain transfers of funds abroad to service principal and/or interest payments on foreign indebtedness subject to prior authorization. From 2011 until the Macri administration took office in December 2015, the Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. In 2012, the Government adopted an import procedure under which any import of products required the pre-approval of local authorities in the form of a Declaración Jurada Anticipada de Importación (Advance Sworn Import Declaration, or “DJAI”). The DJAI was a precondition for the importer to gain access to the foreign exchange market to pay for imported products, which was, in effect, a material barrier to the import of goods into Argentina, as any alternative method of payment significantly increased the costs of such transactions.

Together with the regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, the measures taken by the Fernández de Kirchner administration significantly curtailed access to the Mercado Único y Libre de Cambio (the “MULC”). In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

Current Regulations

Following an initial set of measures adopted in December 2015 with the aim of increasing capital inflows, the Government and the Central Bank introduced additional measures to eliminate restrictions affecting the balance of payment transactions. In this regard, in August 2016, the Central Bank materially eased access to the MULC. On December 30, 2016, the Central Bank further relaxed foreign exchange controls by eliminating the mandatory repatriation of proceeds from export services. On January 4, 2017, the Ministry of Treasury eliminated the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market generated by certain foreign indebtedness and (ii) any capital inflows by non-residents. On January 20, 2017, the Secretary of Commerce increased the term within which the proceeds from the export of goods must be transferred and settled through the foreign exchange market from five to ten years.

Effective July 1, 2017, the Central Bank eliminated most of the remaining foreign exchange restrictions:

(i) Argentine residents and non-Argentine residents, were given free access to the Mercado Libre de Cambio (the “MLC”), which replaced the MULC.

(ii) foreign exchange transactions were simplified, requiring customers to provide only a tax identification number or their Documento Nacional Identidad (National Identification Document, or DNI) number. Transactions do not need to be formalized through a sales contract and do not need a concept code;

(iii) automatic crediting in local accounts of inbound transfers;

(iv) financial and foreign exchange entities were authorized to freely determine the level and use of their general foreign exchange positions;

(v) holding periods delaying the execution of foreign exchange transactions were eliminated;

(vi) financial and foreign exchange entities may voluntarily provide information on retail exchange rates offered in the City of Buenos Aires, which will be posted on the Argentine Central Bank’s website; and

(vii) authorization was given to apply export proceeds directly to cancel a wider range of financings.

In November 2017, the Macri administration eliminated the obligation of Argentine residents to repatriate export proceeds. Reporting obligations, applicable to Argentine residents only, are for statistical purposes.

As of December 2017, all foreign exchange restrictions imposed since 2011 had been eliminated.

Inflation

National Statistical System’s State of Emergency

On January 8, 2016, President Macri declared a state of administrative emergency for the national statistical system and INDEC until December 31, 2016. See “Presentation of Statistical and Other Information—INDEC.”

Prices are affected by numerous factors, including levels of supply and demand, rates of economic growth, monetary policy and commodity prices. From 2011 to 2015, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private investment), which applied upward pressure on the demand for goods and services.

Using monthly CPINu figures, the annual change in CPINu as of December 2014 was 24%, mainly due to increases in healthcare (29%), transport and communication (28%) and leisure, home equipment and maintenance (27%). The 28.3% increase in the WPI during 2014 was driven by an increase in the prices of domestic products and a 27.7% increase in the prices of imported products.

INDEC did not publish complete CPI or WPI information for 2015. During 2015, the City of Buenos Aires CPI was 26.9% and the Province of San Luis CPI was 31.6%. During 2016, the City of Buenos Aires CPI was 41.0% and the Province of San Luis CPI was 31.4%. During 2017, the City of Buenos Aires CPI was 26.1% and the Province of San Luis CPI was 24.3%.

On June 26, 2016, INDEC began publishing the GBA CPI. From April to December 2016, the GBA CPI stood at 16.9% and from January to June 2017, the GBA CPI stood at 12.0%.

On July 11, 2017, INDEC reinitiated the publication of the National CPI, covering the period from January 2017 onwards. In 2017, the National CPI totaled 24.8%. See “Presentation of Statistical and Other Information—INDEC.”

The following table sets forth inflation rates as measured by the City of Buenos Aires CPI and San Luis CPI for the periods specified.

Inflation(1)

Evolution of the annual rate of change in the City of Buenos Aires CPI and San Luis CPI

(% change from previous year)

	City of Buenos Aires CPI	Province of San Luis CPI
2013	26.6%	31.9%
2014	38.0	39.0
2015	26.9	31.6
2016	41.0	31.4
2017	26.1%	24.3%

(1)	Annual figures reflect accumulated annual inflation.

Source: Provincial Directorate of Statistics and Census of San Luis and General Directorate of Statistics and Census of the City of Buenos Aires.

The following table sets forth inflation rates as measured by INDEC under the different methodologies described above for the periods specified.

Inflation(1)

Evolution of the annual rate of change in the CPI

(% change from previous period, unless otherwise specified)

	CPI
	CPINu	GBA CPI	National CPI
2014	24.0%	n.a.	n.a.
January	3.7	n.a.	n.a.
February	3.4	n.a.	n.a.
March	2.6	n.a.	n.a.
April	1.8	n.a.	n.a.
May	1.4	n.a.	n.a.
June	1.3	n.a.	n.a.
July	1.4	n.a.	n.a.
August	1.3	n.a.	n.a.
September	1.4	n.a.	n.a.
October	1.2	n.a.	n.a.
November	1.1	n.a.	n.a.
December	1.0	n.a.	n.a.
2015	n.a.	n.a.	n.a.
January	1.1	n.a.	n.a.
February	0.9	n.a.	n.a.
March	1.3	n.a.	n.a.
April	1.1	n.a.	n.a.
May	1.0	n.a.	n.a.
June	1.0	n.a.	n.a.
July	1.3	n.a.	n.a.
August	1.2	n.a.	n.a.
September	1.2	n.a.	n.a.
October	n.a.	n.a.	n.a.
November(1)	n.a.	n.a.	n.a.
December(1)	n.a.	n.a.	n.a.
2016	n.a.	n.a.	n.a.
January	n.a.	n.a.	n.a.
February	n.a.	n.a.	n.a.
March	n.a.	n.a.	n.a.
April	n.a.	n.a.	n.a.
May	n.a.	4.2	n.a.
June	n.a.	3.1	n.a.
July	n.a.	2.0	n.a.
August	n.a.	0.2	n.a.
September	n.a.	1.1	n.a.
October	n.a.	2.4	n.a.
November	n.a.	1.6	n.a.
December	n.a.	1.2	n.a.
2017	n.a.	25.0	24.8
January	n.a.	1.3	1.6
February	n.a.	2.5	2.1
March	n.a.	2.4	2.4
April	n.a.	2.6	2.7
May	n.a.	1.3	1.4
June	n.a.	1.4	1.2
July	n.a.	1.7	1.7
August	n.a.	1.5	1.4
September	n.a.	2.0	1.9
October	n.a.	1.3	1.5
November	n.a.	1.2	1.4
December	n.a.	3.4	3.1

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.

n.a. = not available.

Source: INDEC.

The following table sets forth WPI rates for the periods specified:

Inflation(1)

Evolution of the annual rate of change in the WPI

(% change from previous period, unless otherwise specified)

2013	14.8%
2014	28.3
January	5.0
February	5.1
March	2.4
April	1.7
May	3.6
June	1.5
July	1.3
August	1.6
September	3.3
October	1.2
November	0.9
December	1.0
2015	n.a.
January	0.2
February	0.2
March	1.0
April	1.7
May	1.5
June	1.3
July	1.4
August	2.9
September	1.4
October	0.9
November	n.a.
December	n.a
2016	34.5
January	9.0
February	5.0
March	2.4
April	1.5
May	3.6
June	2.9
July	2.7
August	0.4
September	0.4
October	0.6
November	1.1
December	0.8
2017	18.8
January	1.5
February	1.7
March	0.4
April	0.5
May	0.9
June	1.9
July	2.6
August	1.9
September	1.0
October	1.5
November	1.5
December	1.6%

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.

n.a. = not available.

Source: INDEC.

In 2016, the Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. In April 2016, the Central Bank by means of Communication “A” 5945 (as amended and restated by Communication “A” 6069) introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016. The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government by means of Law No. 27,271, introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina. The value of UVIs is adjusted on a monthly basis, based on the “Índice de la Construcción para el Gran Buenos Aires” published by INDEC. Further, it implemented measures aimed at reducing the use of cash to settle transactions and increase electronic means of payment; and it simplified procedures for mortgage loans.

Regulation of the Financial Sector

The Central Bank regulates the financial sector. The Central Bank has the authority to set minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations in accordance with the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendence of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

In 2011, the Central Bank published a roadmap for the implementation of Basel III. Since then, the Central Bank has taken steps to adopt these regulations with the aim of identifying risks relating to liquidity shortages in systemically important domestic financial institutions, and to begin implementing the comprehensive set of reform measures under Basel III. Having implemented the majority of its short-term commitments under Basel III, the next step in the Central Bank’s plan is to conform certain regulations applicable to the financial sector to Basel III standards and introduce certain complementary measures, including tools to monitor the liquidity of the banking sector. Currently, the Central Bank monitors financial institutions’ compliance with established indicators and publishes such results in a financial stability report, which is published every six-months.

During the first half of 2016, the Basel Committee on Capital Adequacy of the Bank of International Settlement carried out a periodic review of Argentina’s adoption of international standards relating to the regulation of capital and bank liquidity. The primary purpose of this review was to ensure consistent application of these standards among all Basel Committee members. In October 2017 and 2018, the Basel Committee on Banking Supervision published reports reflecting Argentina’s progress in the adoption of these standards. Further, in November 2018, the Bank of International Settlement published a report describing progress with regards to the adoption of such standards, evaluating the integrity and consistency of the regulation with respect to the standards and analyzing the results of the regulations.

Composition of the Financial Sector

As of December 31, 2017, there were 77 financial institutions operating in Argentina as compared to 82 in 2013. The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2013	2014	2015	2016	2017
State-owned banks(1)	12	12	13	13	13
Private banks	54	53	49	50	49
Financial entities other than banks	15	15	15	14	14
Credit Institutions (Cajas de Crédito)	1	1	1	1	1

Total	82	81	78	78	77

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2013	2014	2015	2016	2017
National institutions(1)	53	52	52	52	52
Foreign-owned institutions(2)	29	29	26	26	25

Total	82	81	78	78	77

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

Assets and Liabilities of the Financial System

Net assets of the financial system have grown continuously in nominal terms since 2013. Deposits have increased, with 2017 year-end total deposits having increased 225.1% as compared to 2013 year-end total deposits.

In 2010, the Central Bank created the Programa de Financiamiento Productivo del Bicentenario (Bicentennial Productive Financing Program or “BPFP”) to stimulate the industrial sector. Through the BPFP, the Central Bank provided long-term secured funding to financial institutions, which, in turn, reduced borrowing costs for companies. Under the BPFP, each financial entity pays a 9% nominal annual rate on funds borrowed, while the total financial cost for the ultimate borrower is set at a 9.9% nominal annual rate. The BPFP finances programs designed to increase productivity, competitiveness and employment, encourage import substitution and promote domestic company exports. As of December 31, 2014, a total of Ps.8.2 billion of borrowings had been approved under the BPFP, of which approximately Ps.6.6 billion had been disbursed as of December 31, 2015. BPFP financing has primarily been utilized by the manufacturing sector, followed by the services and primary sectors. Beginning in 2016, the Central Bank stopped publishing information related to the BPFP.

During 2012, the Central Bank launched the Credit Line for Productive Investments Program (or “CLPIP”) to increase local production and encourage investments. The regulation governing this program (Communication A 5319 issued by the Central Bank) required any “major” financial institution accounting for 1% or more of total banking deposits operating as a financial agent of the Republic, a province, the City of Buenos Aires and/or other municipalities to lend at least 5% of its private-sector deposits to companies operating in the domestic productive sector. Loans extended under the CLPIP had a term of a least 36 months with annual interest capped at 15.01%, and at least half of these loans must be granted to MSMEs. The initial program was extended several times until December 2015.

In 2016, the CLPIP was replaced with the Credit Line for Productive Financing and Financial Inclusion Program. To qualify, financial institutions were required to maintain at least 15.5% of private non-financial sector deposits in pesos during the second half of 2016. This line of credit was extended during the first half of 2017, increasing to 18% the minimum requirement of private non-financial deposits in pesos. In December 2018, the Central Bank eliminated this line of credit.

Further, in 2017, the Central Bank increased the number of alternatives for the use of foreign currency deposits, in an attempt to reduce the financial costs and increase average life of available credit. These measures sought to improve pre-export financing of the private sector. In addition, in 2017, the Central Bank further promoted bank funding by introducing stimulated lines of credits, UVA-adjustable negotiable obligations by reducing minimum reserve requirements over deposits.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of December 31,
	2013		2014		2015		2016		2017
State-owned banks:(1)
Assets	Ps.	430,439	Ps.	592,575	Ps.	752,960	Ps.	1,154,748	Ps.	1,327,376
Liabilities		387,754		531,406		667,561		1,040,432		1,189,633

Net		42,685		61,168		85,399		114,316		137,744
Private banks:
Assets		553,831		728,045		1,071,357		1,450,303		2,072,541
Liabilities		478,792		625,877		935,641		1,274,597		1,818,018

Net		75,039		102,168		135,716		175,706		254,523
Financial entities other than banks:
Assets		20,506		19,929		22,998		40,621		68,866
Liabilities		16,541		15,052		17,250		33,436		59,936

Net		3,965		4,877		5,748		7,185		8,930
Total assets and liabilities:
Assets		1,004,775		1,340,548		1,847,314		2,645,672		3,468,783
Liabilities		883,086		1,172,335		1,620,451		2,348,465		3,067,587

Total net	Ps.	121,689	Ps.	168,213	Ps.	226,863	Ps.	297,207	Ps.	401,196

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from the previous period)

	As of December 31,
	2013	2014	2015	2016	2017
State-owned banks:(1)
Assets	26.3%	37.7%	27.1%	53.4%	14.9%
Liabilities	25.3	37.0	25.6	55.9	14.3

Net	36.5	43.3	39.6	33.9	20.5
Private banks:
Assets	27.9	31.5	47.2	35.4	42.9
Liabilities	27.1	30.7	49.5	36.2	42.6

Net	33.5	36.2	32.8	29.5	44.9
Financial entities other than banks:
Assets	26.3	(2.8)	15.4	76.6	69.5
Liabilities	28.1	(9.0)	14.6	93.8	79.3

Net	19.2	23.0	17.9	25.0	24.3
Total assets and liabilities:
Assets	27.2	33.4	37.8	43.2	31.1
Liabilities	26.3	32.8	38.2	44.9	30.6

Total net	34.0%	38.2%	34.9%	31.0%	35.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Assets

From 2013 to 2017, total assets of the financial system increased in nominal terms by 27.2% to Ps.1,004.8 billion in 2013, 33.4% to Ps.1,340.5 billion in 2014, 37.8% to Ps.1,847.3 billion in 2015, 43.2% to Ps.2,645.7 billion in 2016 and 31.1% to Ps.3,468.8 billion in 2017.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2013		2014		2015		2016		2017
State-owned banks(1)	Ps.	205,780	Ps.	241,043	Ps.	320,582	Ps.	359,248	Ps.	559,421
Private banks		326,707		392,023		546,389		742,390		1,071,810
Financial entities other than banks		17,736		16,140		19,074		35,315		59,983

Total	Ps.	550,223	Ps.	649,206	Ps.	886,046	Ps.	1,136,954	Ps.	1,691,214

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of December 31,
	2013	2014	2015	2016	2017
State-owned banks(1)	37.4%	37.1%	36.2%	31.6%	33.1%
Private banks	59.4	60.4	61.7	65.3	63.4
Financial entities other than banks	3.2	2.5	2.2	3.1	3.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of December 31,
	2013		2014		2015		2016		2017
Non-financial public sector	Ps.	48,438	Ps.	51,470	Ps.	75,254	Ps.	52,825	Ps.	37,738
Financial sector (public and private)		13,049		10,729		13,199		26,426		44,306
Non-financial private sector		501,853		604,062		819,174		1,085,655		1,655,049
Provisions for doubtful accounts		(13,117)		(17,054)		(21,581)		(27,953)		(45,879)

Total	Ps.	550,223	Ps.	649,206	Ps.	886,046	Ps.	1,136,954	Ps.	1,691,214

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(% change from the previous period)

	As of December 31,
	2013	2014	2015	2016	2017
Non-financial public sector	21.2%	6.3%	46.2%	(29.8)%	(28.6)%
Financial sector (public and private)	26.7	(17.8)	23.0	100.2	67.7
Non-financial private sector	30.8	20.4	35.6	32.5	52.4
Provisions for doubtful accounts	36.7	30.0	26.5	29.5	64.1

Total	29.7%	18.0%	36.5%	28.3%	48.7%

Source:	Central Bank.

During 2013, peso-denominated loans to the private and public sectors increased by 33.2% to Ps.498.2 billion, and U.S. dollar-denominated loans to the private and public sectors decreased by 33.4% to U.S.$3.7 billion, as compared to 2012. Peso-denominated personal loans also increased by 31.2% during this period due to an expansion in all categories as compared to 2012.

During 2014, peso-denominated loans to the private and public sectors increased 18.6% as compared to 2013. U.S. dollar-denominated loans to the private and public sector decreased 9.8%, from U.S.$3.7 billion in 2013 to U.S.$3.3 billion in 2014 and peso-denominated loans to the private sector increased 20.3%, from Ps.457.0 billion in 2013 to Ps.549.6 billion in 2014.

During 2015, peso-denominated loans to the private and public sectors increased by 38.4% as compared to 2014. U.S. dollar-denominated loans to the private and public sector decreased by 11.9%, from U.S.$3.3 billion in 2014 to U.S.$2.9 billion in 2015 and peso-denominated loans to the private sector increased by 37.4%, from Ps.549.8 billion in 2014 to Ps.755.4 billion in 2015.

During 2016, peso-denominated loans to the private and public sectors increased by 14.0% as compared to 2015. U.S. dollar-denominated loans to the private and public sector increased by 214.5%, from U.S.$2.9 billion in 2015 to U.S.$9.2 billion in 2016 and peso-denominated loans to the private sector increased by 17.4%, from Ps.755.4 billion in 2015 to Ps.886.6 billion in 2016.

During 2017, peso-denominated loans to the private and public sectors increased by 41.8% as compared to 2016. U.S. dollar-denominated loans to the private and public sector increased by 60.9%, from U.S.$9.2 billion in 2016 to U.S.$ 14.8 billion in 2017 and peso-denominated loans to the private sector increased by 45.9%, from Ps.886.6 billion in 2016 to Ps.1.293 billion in 2017.

Risk classification remained stable from 2013 through 2017, with practically no loans being classified as irrecoverable throughout the period.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of December 31, 2017)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	97.7%	97.3%	92.8%	83.6%	97.3%
Potentially problematic:
Under observation and inadequate payment(2)	0.9	1.0	3.1	4.8	1.0
Under negotiation or restructuring(3)	0.5	0.7	1.6	3.5	0.6
Problematic(4)	0.5	0.8	1.9	5.3	0.7
Insolvent(5)	0.5	0.3	0.6	2.7	0.3
Irrecoverable(6)	—	—	—	—	—

Total	100%	100%	100%	100%	100%

(1)

Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)

Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)

Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(4)

Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(5)

Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(6)

Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 100% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes national, provincial and municipal banks.

Source: Central Bank.

Liabilities

From 2013 to 2017, total liabilities of the financial system increased by 26.3% to Ps.883.1 billion in 2013, 32.8% to Ps.1,172.3 billion in 2014, 38.2% to Ps.1,620.5 billion in 2015, 44.9% to Ps.2,348.5 billion in 2016 and 30.6% to Ps.3,067.6 billion in 2017.

Deposits

During 2013, total deposits in Argentina’s banking system increased by 26.3% to Ps.752.4 billion as of December 31, 2013. Non-financial public sector deposits increased by 23.6% as of December 31, 2013. Deposits by the non-financial private sector increased by 27.4%, due to a 21.4% increase in demand deposits, a 27.0% increase in deposits in savings accounts and a 31.1% increase in term deposits as of December 31, 2013.

Broken down by currency and sector, deposits were as follows as of December 31, 2013:

•	total peso-denominated deposits increased by 27.2% to Ps.667.7 billion compared to the same date in 2012;

•	peso-denominated deposits by the non-financial public sector increased by 20.1% to Ps.183.2 billion compared to the same date in 2012;

•	peso-denominated deposits by the non-financial private sector increased by 30.1% to Ps.484.5 billion compared to the same date in 2012; and

•	total dollar-denominated deposits decreased by 12.0% to U.S.$8.3 billion compared to the same date in 2012.

During 2014, total deposits in Argentina’s banking system increased by 30.2% to Ps.979.4 billion as of December 31, 2014. Non-financial public sector deposits increased by 26.5% as of December 31, 2014. Deposits by the non-financial private sector increased by 31.5%, due to a 32.7% increase in demand deposits, a 36.2% increase in deposits in savings accounts and a 27.7% increase in term deposits as of December 31, 2014.

Broken down by currency, deposits were as follows as of December 31, 2014:

•	total peso-denominated deposits increased by 25.8% to Ps.840.1 billion compared to the same date in 2013;

•	peso-denominated deposits by the non-financial public sector increased by 17.6% to Ps.215.4 billion compared to the same date in 2013;

•	peso-denominated deposits by the non-financial private sector increased by 28.9% to Ps.624.7 billion compared to the same date in 2013; and

•	total dollar-denominated deposits increased by 6.4% to U.S.$8.8 billion, compared to the same date in 2013.

During 2015, total deposits in Argentina’s banking system increased by 38.4% to Ps.1,355.4 billion as of December 31, 2015. Non-financial public sector deposits increased by 13.3% as of December 31, 2015. Deposits by the non-financial private sector increased by 47.4%, due to a 24.9% increase in demand deposits, a 48.5% increase in deposits in savings accounts and a 60.6% increase in term deposits as of December 31, 2015.

Broken down by currency, deposits were as follows as of December 31, 2015:

•	total peso-denominated deposits increased by 37.1% to Ps.1,151.7 billion compared to the same date in 2014;

•	peso-denominated deposits by the non-financial public sector increased by 22.6% to Ps.264.1 billion compared to the same date in 2014;

•	peso-denominated deposits by the non-financial private sector increased by 42.1% to Ps.887.6 billion compared to the same date in 2014; and

•	total dollar-denominated deposits increased by 20.4% to U.S.$10.6 billion, compared to the same date in 2014.

During 2016, total deposits in Argentina’s banking system increased by 45.3% to Ps.1,969.0 billion as of December 31, 2016. Non-financial public sector deposits increased by 51.8% as of December 31, 2016. Deposits by the non-financial private sector increased 43.2%, due to a 38.3% increase in demand deposits, a 64.9% increase in deposits in savings accounts and a 14.5% increase in term deposits as of December 31, 2016.

Broken down by currency, deposits were as follows as of December 31, 2016:

•	total peso-denominated deposits increased by 21.3% to Ps.1,397.5 billion compared to the same date in 2015;

•	peso-denominated deposits by the non-financial public sector increased by 15.3% to Ps.304.4 billion compared to the same date in 2015;

•	peso-denominated deposits by the non-financial private sector increased by 23.1% to Ps.1,093 billion compared to the same date in 2015; and

•	total dollar-denominated deposits increased by 131.3% to U.S.$24.5 billion, compared to the same date in 2015.

During 2017, total deposits in Argentina’s banking system increased by 24.2% to Ps.2.446,0 billion as of December 31, 2017. Non-financial public sector deposits increased by 3.6% as of December 31, 2017. Deposits by the non-financial private sector increased 30.2%, due to a 70.2% increase in deposits in savings accounts , a 24.7% increase in term deposits and a 13.0% increase in demand deposits as of December 31, 2017.

Broken down by currency, deposits were as follows as of December 31, 2017:

•	total peso-denominated deposits increased by 25.0% to Ps.1,746.2 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial public sector increased by 21.0% to Ps.368.3 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial private sector increased by 26.1% to Ps.1,377.9 billion compared to the same date in 2016; and

•	total dollar-denominated deposits increased by 24.9% to U.S.$30.6 billion, compared to the same date in 2016.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2013	2014	2015	2016	2017
State-owned banks(1)	Ps. 349,722	Ps. 466,142	Ps. 607,504	Ps. 919,438	Ps. 1,062,980
Private banks	400,108	509,774	744,606	1,044,548	1,374,885
Financial entities other than banks	2,592	3,471	3,242	5,042	8,133

Total	Ps. 752,422	Ps. 979,387	Ps. 1,355,353	Ps. 1,969,029	Ps. 2,445,998

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of December 31,
	2013	2014	2015	2016	2017
State-owned banks(1)	46.5%	47.6%	44.8%	46.7%	43.5%
Private banks	53.2	52.1	54.9	53.0	56.2
Financial entities other than banks	0.3	0.4	0.2	0.3	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of December 31,
	2013	2014	2015	2016	2017
Non-financial public sector	Ps. 203,214	Ps. 256,996	Ps. 291,104	Ps. 441,890	Ps. 457,957
Financial sector (public and private)	1,123	1,747	1,659	5,451	6,053
Non-financial private sector	548,086	720,645	1,062,590	1,521,687	1,981,988
Demand deposits	133,246	176,858	220,829	305,445	345,060
Savings accounts	148,992	202,931	301,304	496,770	845,595
Term deposits	248,789	317,742	510,385	584,603	728,811
Others	17,058	23,113	30,072	134,869	62,522

Total deposits	Ps. 752,422	Ps. 979,388	Ps. 1,355,353	Ps. 1,969,029	Ps. 2,445,998

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(% change from the previous period)

	As of December 31,
	2013	2014	2015	2016	2017
Non-financial public sector	23.6%	26.5%	13.3%	51.8%	3.6%
Financial sector (public and private)	15.4	55.6	(5.1)	228.7	11.0
Non-financial private sector	27.4	31.5	47.4	43.2	30.2
Demand deposits	21.4	32.7	24.9	38.3	13.0
Savings accounts	27.0	36.2	48.5	64.9	70.2
Term deposits	31.1	27.7	60.6	14.5	24.7
Others	27.2	35.5	30.1	348.5	(53.6)

Total deposits	26.3%	30.2%	38.4%	45.3%	24.2%

Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of December 31, 2017, the annual average interbank rate on peso-denominated loans was 25.4% (as compared to 29.1% as of December 31, 2016). The overdraft current account rate decreased from 31.2% as of December 31, 2016 to 26.4% as of December 31, 2017. The annual average dollar-denominated interbank rate increased from 2.21% as of December 31, 2016 to 2.6% as of December 31, 2017.

As of December 31, 2017, nominal annual interest rates on peso-denominated personal loans increased to 39.9% from 39.1% as of December 31, 2016 and the average interest rates on peso-denominated mortgage loans decreased from 19.7% as of December 31, 2016 to 18.6% as of December 31, 2017.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	2013	2014	2015	2016	2017
Domestic currency:
Interbank(1)	13.2%	17.9%	21.9%	29.1%	25.4%
Overdraft Current Account(2)	17.2	23.9	24.9	31.2	26.4
Foreign currency:
Interbank(1)	2.3%	1.0%	3.2%	2.2%	2.6%

(1)	Average interbank rate.
(2)	Average interest rate on current account peso-denominated overdrafts.

Source: Central Bank.

Interest Rates on Deposits

The average nominal annual interest rate on peso-denominated term deposits increased from 12.1% in 2012 to 14.8% in 2013. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.60% in 2012 to 0.61% in 2013. The peso BADLAR rate for private banks increased from 15.4% in December 2012 to 20.2% in December 2013.

The average nominal annual interest rate on peso-denominated term deposits increased from 14.8% in 2013 to 20.8% in 2014. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.61% in 2013 to 1.05% in 2014. The peso BADLAR rate for private banks decreased from 20.2% in December 2013 to 20.0% in December 2014.

The average nominal annual interest rate on peso-denominated term deposits increased from 20.8% in 2014 to 21.7% in 2015. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.05% in 2014 to 1.8% in 2015. The peso BADLAR rate for private banks increased from 20.0% in December 2014 to 27.5% in December 2015.

The average nominal annual interest rate on peso-denominated term deposits increased from 21.7% in 2015 to 24.4% in 2016. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.8% in 2015 to 0.9% in 2016. The peso BADLAR rate for private banks decreased from 27.5% in December 2015 to 20.0% in December 2016.

The average nominal annual interest rate on peso-denominated term deposits decreased from 24.4% in 2016 to 19.1% in 2017. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 0.9% in 2016 to 0.5% in 2017. The peso BADLAR rate for private banks increased from 20.0% in December 2016 to 23.2% in December 2017.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits and Lebacs

(nominal annual interest rate)

	2013	2014	2015	2016	2017
Domestic currency:
Savings deposits	0.2%	0.2%	0.2%	0.2%	0.3%
Term deposits(1)	14.8	20.8	21.7	24.4	19.1
Average deposit rate(2)	10.2	14.3	14.7	16.1	11.9
Lebac(3)	15.7	27.7	28.8	30.0	32.6
Foreign currency:
Savings deposits	0.1	—	—	—	—
Term deposits(1)	0.61	1.05	1.8	0.9	0.5
Average deposit rate(2)	0.4	0.7	1.2	0.4	0.2
Lebac(3)	n.a.	2.8%	3.4%	1.4%	n.a.

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Weighted average annual rate for all term Lebac.

n.a. = not available.

Source: Central Bank.

See “Recent Developments—Monetary System—Monetary Policy.”

Securities Markets

In the Argentine securities market, Government bonds dominate trading activities, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity.

Regulation of the Securities Markets

The Argentine securities markets are regulated by the CNV and the stock markets. The CNV supervises all agents that carry out transactions in Argentina’s public securities markets, including brokers, public companies, mutual funds and clearinghouses, and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities.

On December 29, 2016, the CNV authorized Bolsas y Mercados Argentinos (“ByMA”) as a market for the listing of securities through a public offering approval. The ByMA began its activities on May 23, 2017 and, subsequently, all listing of notes on the MERVAL were automatically transferred to ByMA. Currently, the primary markets are the ByMA and the Mercado Abierto Electrónico (“MAE”).

In the first half of the 1990s, changes to the legal framework provided for the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, as well as futures and options. This period was characterized by relatively low levels of regulation of the Argentine securities market and limited enforcement. In November 2013, Congress approved the Capital Markets Law No. 26, 831, which empowered the CNV to strengthen disclosure and regulatory standards for the Argentine securities market. The new standards were introduced through changes to the CNV’s rules implemented under Resolution 622/2013. On May 9, 2018, Congress enacted the Productive Financing Law providing for the development of national capital markets. See “Recent Developments—Monetary System—Securities Market—Regulation of the Securities Market.”

As of December 31, 2013, the market capitalization of Argentina’s securities markets for equities was U.S.$514.9 billion, a 9% increase compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2012.

As of December 31, 2014, the market capitalization of Argentina’s securities markets for equities was U.S.$455.2 billion, a 12% decrease compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2013, mainly as a result of changes in the exchange rate.

As of December 31, 2015, the market capitalization of Argentina’s securities markets for equities was U.S.$253.2 billion, a 44.4% decrease compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2014, mainly as a result of changes in the exchange rate.

As of December 31, 2016, the market capitalization of Argentina’s securities markets for equities was U.S.$284.7 billion, a 12.4% increase compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2015, mainly as a result of changes in the exchange rate.

As of December 31, 2017, the market capitalization of Argentina’s securities markets for equities was U.S.$366.3 billion, a 28.7% increase compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2016, mainly as a result of an increase in the prices of equity securities. For a description of market capitalization of Argentina’s securities markets for equities in 2018, see “Recent Developments—Monetary System—Securities Market—Regulation of the Securities Market.”

Mutual Funds and the FGS

From 2005 to 2008, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Sistema Solidario de Reparto (Argentine Integrated Pension System), structured as a “pay as you go” system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. The Fund holds a wide range of financial assets, including without limitation public sector securities, shares of corporations, fixed and floating rate instruments, bonds, mutual funds, securities representing debt issued under trusts and mortgage bonds. As of December 2017, the Fund was valued at Ps.1,202.6 billion. Securities and obligaciones negociables (bonds) continued to be the FGS’s most important investments, representing 77.4% of the total value of the Fund.

Total Assets of the FGS

	2013	2014	2015	2016	2017
Assets (in billions of pesos)	Ps.329.5	Ps.472.2	Ps.664.0	Ps.875.4	Ps.1,202.6
Percentage increase from previous year	34.6%	43.3%	40.6%	31.8%	37.4%

Source: FGS.

FGS Special Lending and Other Programs

During 2014, the FGS established the Programa de Respaldo a Estudiantes de Argentina (Argentine Student Support Program or “Progresar”). The main goal of this program is to improve the conditions of at-risk families through improved access to education. The program aims to support youth between the ages of 18 and 24, with the main objectives of assuring their completion of secondary or higher education and offering training or internships at various workplaces.

On June 29, 2016, Congress enacted legislation approving the Historical Reparations Program for Retirees and Pensioners. The main aspects of this Program, which was designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Program granted retroactive compensation to retirees in an aggregate amount of more than Ps.47.0 billion and involves expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The statute provides that assets held by the FGS, including equity interests, may be sold over time to if necessary to finance this Program.

Government Bonds

In terms of trading volume, the Argentine bond market is dominated by Government securities. The total traded amount of public bonds reached U.S.$47.9 billion in 2013, U.S.$58.0 billion in 2014, U.S.$56.4 billion in 2015, U.S.$70.4 billion in 2016 and U.S.$126 billion in 2017.

For a description of the types of domestic bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds can be issued in registered form and may be denominated in local or foreign currency. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards, set the rules that corporate issuers must follow to list equity securities on those markets.

In 2013, equity total trading volume increased by 57.1% to U.S.$3.3 billion from U.S.$2.1 billion in 2012, and the number of listed companies remained stable at 97 listed companies. In 2014, equity total trading volume increased by 45.4% to U.S.$4.8 billion. In 2015, equity total trading volume increased by 4.2% to U.S.$5.0 billion. In 2016, equity total trading volume decreased by 9.7% to U.S.$4.5 billion. In 2017, equity total trading volume increased by 58.7% to U.S.$7.1 billion.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the dates specified.

Market Capitalization and Traded Amount

on the Buenos Aires Stock Exchange

(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2013		2014		2015		2016		2017
Market capitalization (in billions of U.S. Dollars)	U.S.$	514.9	U.S.$	455.2	U.S.$	253.2	U.S.$	284.7	U.S.$	366.3
Average daily traded amount		276.6		317.6		331.6		365.9		624.6
Shares		13.4		8.8		20.6		18.1		28.6
Corporate bonds		8.8		12.0		7.7		8.8		18.5
Public bonds		196.9		240.2		230.4		285.3		504.3
Others(1)		57.5		56.6		72.8		53.7		73.2
Total traded amount(2)		67,098		76,587		80,887.3		90,328.6		155,317
Shares		3,286		4,776		4,976.6		4,495.4		7,133
Corporate bonds		2,181		2,918		1,871.5		2,179.7		4,579
Public bonds		47,909		58,054		56,403.5		70,416.9		125,988
Others(1)	U.S.$	13,722	U.S.$	10,839	U.S.$	17,635.7	U.S.$	13,236.6	U.S.$	17,618

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.

Source: Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities. These entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of national, provincial and municipal administrations, state-owned enterprises, certain public agencies and special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the BICE and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector, excluding the non-financial municipal sector.

The Central Administration comprises the executive, legislative and judicial branches of the Government, including the public ministries. National decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos (“AFIP”) with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the ANSES, which is a self-governing entity, the Armed Forces Pension Fund and the Federal Police Pension Fund. As of the date of this Annual Report, ten provinces and the City of Buenos Aires had transferred their social security obligations to ANSES. See “—Social Security.” These former provincial obligations are currently managed by ANSES.

The national public accounts reflect the consolidated results of the non-financial national public sector. Transfers from the Central Bank and the FGS to the Government, however, were included in the Government’s current fiscal revenues through December 31, 2015. Starting in 2016 (and on a pro-forma basis for 2014 and 2015) the Macri administration has decided to present transfers to the Government from the Central Bank and the FGS separately below the primary fiscal balance. The Government also presented, as a separate line item under the heading of primary expenditures, the aggregate amount of obligations with suppliers that were not timely honored and deferred to a subsequent fiscal year.

Argentina’s provincial and local authorities are independent from the Government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces. See “—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below and throughout this Annual Report, the non-financial national public sector is referred to as the “Government.” Additionally, we refer to the fiscal balance of the non-financial national public sector as the “primary fiscal balance.” This primary fiscal balance does not reflect the issuance of Bocones, a debt instrument issued by the Government to discharge a portion of its payment obligations (e.g., with suppliers) or interest payments. The overall balance of the non-financial national public sector includes interest payments unless otherwise specified.

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. As of December 2017, the Fund was valued at Ps.1,202.6 billion.

Decree N. 2,103/08 requires that the proceeds of the FGS shall be invested in the acquisition of financial assets that include, among other instruments, public bonds or local securities of recognized solvency. ANSES prioritizes investments that mitigate the financial impact that economic and social trends have on the public pension system, act as a reserve fund providing an appropriate investment of any public pension system surpluses, contribute to preserve the value and profitability of FGS’s resources and the sustainable development of the public pension system and address any shortfalls in such system’s or ANSES’s financing.

The FGS has decision making bodies and control bodies. The Executive Director of ANSES manages the FGS with the assistance of an Executive Committee (composed of the Secretary of Finance, Treasury and Economic Policy of the Ministry of Treasury). The Deputy Director of Operations of the FGS is the Executive Secretary of the Executive Committee and also its Operating Manager. Decisions are taken by simple majority, although the Executive Director of ANSES has veto rights. In addition to the Council of the FGS (which includes representatives of workers, retirees, businessmen, legislators, the cabinet of ministers and of the ANSES), the activities of the FGS are audited by a Join Congressional Commission for Control of Funds, the Audit of the FGS, the General Audit of the Nation and the Office of the Ombudsman of the Nation.

National Public Accounts

In March 2016, the Macri administration adopted a new methodology intended to increase transparency in the reporting of fiscal results. The main modifications introduced in the new presentation of fiscal results consist of excluding transfers from the Central Bank and FGS to the Government from total fiscal revenues and excluding intra-public sector interest payments on public debt made by the Government from total primary expenditures.

Amounts in the discussion of fiscal results below are those set forth in the immediately following tables, with the exception of references to revenues from social security taxes, value-added taxes (“VAT”), income taxes, taxes on goods and services and taxes on fuel, each of which relate to data set forth in the table titled “Composition of Tax Revenues” presented in “—Tax Regime,” which include revenues (and transfers) “co-participated” with the provinces (see “—Fiscal Relations with the Provinces”) and pension contributions mandated by the Argentine Integrated Pension System.

Data for years prior to 2015 has not been revised to reflect the new methodology adopted by the Macri administration. The analysis below employs data for 2013, 2014 and 2015, which includes property income and data for 2016 and 2017, which excludes property income and BCRA and FGS transfers to the Government from total current fiscal revenues. 2015 data is also presented under the new methodology for comparative purposes.

Evolution of Fiscal Results: 2013 to 2017

From 2013 to 2017, the Government recorded deficits in both the primary fiscal balance and the overall balance, which primarily resulted from an increase in Government expenditures, including through the funding of social programs and increases in social security benefits. Expenditures grew during this period, as the Government significantly increased social security payments, public benefits and transfers to the provinces.

National Public Accounts

(in millions of pesos)

	2013 - Old methodology	2014 - Old methodology	2015 - Old methodology	2015 - New methodology(1)	2016 - New methodology(1)	2017 - New methodology(1)
Fiscal revenue
Current revenue:
National Administration taxes(2)	Ps. 404,461	Ps. 563,416	Ps. 708,801	Ps. 708,801	Ps. 976,663	Ps. 1,117,613
Social security tax(2)	229,890	300,889	419,419	419,419	558,087	727,254
Net operating result from state-owned enterprises	(10,025)	(26,012)	(24,627)	(24.627)	(44,011)	(46,641)
Other non-tax revenue(3)	83,504	158,489	194,516	99,345	94,116	150,446
Capital revenue(4)	59	426	457	457	443	2,770

Total fiscal revenues(5)	Ps. 707,889	Ps. 997,208	Ps. 1,298,566	Ps. 1,203,395	Ps. 1,585,298	Ps. 1,951,442

Primary expenditures(6)
Current expenditures:
National Administration wages	101,643	143,182	199,066	199,066	266,831	333,193
Goods and services	35,760	51,289	69,469	69,469	79,327	104,349
Social security(7)	272,066	363,385	535,697	535,697	734,717	1,022,541
Transfers to provinces	14,605	18,333	27,614	27,614	73,589	82,660
Other transfers(8)	183,748	284,304	374,174	374,174	573,125	599,858
Other expenditures	31,799	44,008	36,456	61,082	19,188	5,049
Capital expenditures	90,747	131,268	160,887	160,887	182,045	207,934

Total primary expenditures	730,368	1,035,769	1,403,363	1,427,990	1,928,823	2,355,584

Primary fiscal balance	Ps. (22,479)	Ps. (38,562)	Ps. (104,797)	Ps. (224,595)	Ps. (343,526)	Ps. (404,142)
Interest payments(9)	(41,998)	(71,158)	(120,840)	(79,166)	(131,260)	(224,907)
Privatization proceeds	—	—	—	—	—	—

Overall balance of non-financial public sector	Ps. (64,477)	Ps. (109,720)	Ps. (225,637)	Ps. (303.761)	Ps. (474,786)	Ps. (629,050)

(1)

Calculated based on the new methodology and not comparable with data for 2013, 2014 and 2015 presented under the old methodology. “Other non-tax revenues” excludes transfers from the Central Bank and the FGS and “Interest Payments” excludes intra-public sector interest payments.

(2)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” table and thus reflects updated information.

(3)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank and the FGS (in the old methodology), current transfers and other transfers.
(4)	Excludes revenues from privatization.
(5)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(6)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. See the table below titled “National Public Accounts (New Presentation)” for a description of the treatment of Bocones under the new presentation. The amount of such Bocones issued in 2013, 2014, 2015, 2016 and 2017 was Ps.1.6 billion, Ps.1.3 billion, Ps.1.6 billion, Ps.0.59 billion and Ps.1.1 billion, respectively.

(7)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(8)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), under the Heads of Households Program and to state-owned companies.
(9)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.

Source: Ministry of Treasury.

National Public Accounts

(% of Nominal GDP)

	2013(8)	2014(8)	2015(8)	2016 New Methodology(9)	2017 New Methodology(9)
Fiscal revenue
Current revenue:
National Administration taxes(1)	12.1%	12.3%	11.9%	11.9%	10.6%
Social security tax(1)	6.9	6.6	7.0	6.8	6.9
Net operating result from state-owned enterprises	(0.3)	(0.6)	(0.4)	(0.5)	(0.4)
Other non-tax revenue(2)	2.5	3.5	3.3	1.1	1.4
Capital revenue(3)	—	—	—	—	—
Total fiscal revenues(4)	21.1	21.8	21.8	19.4	18.5
Primary expenditures(5)
Current expenditures:
National Administration wages	3.0	3.1	3.3	3.3	3.2
Goods and services	1.1	1.1	1.2	1.0	1.0
Social security(6)	8.1	7.9	9.0	9.0	9.7
Transfers to provinces	0.4	0.4	0.5	0.9	0.8
Other transfers(7)	5.5	6.2	6.3	7.0	5.7
Other expenditures	0.9	1.0	0.6	0.2	—
Capital expenditures	2.7	2.9	2.7	2.2	2.0

Total primary expenditures	21.8	22.6	23.6	23.6	22.3

Primary fiscal balance	(0.7)	(0.8)	(1.8)	(4.2)	(3.8)
Interest payments(8)	1.3	1.6	2.0	1.6	2.1
Privatization proceeds	—	—	—	—	—

Overall balance of non-financial public sector	(1.9)%	(2.4)%	(3.8)%	(5.8)%	(6.0)%

(1)

Data set forth in this table differs from the data presented in the tables titled “Composition of Tax Revenues” because it excludes revenues (and transfers) co-participated with the provinces and because it is published after the data set forth in the “Composition of Tax Revenues” table and thus reflects updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank and the FGS (in the old methodology), current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)

The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. See the table below titled “National Public Accounts (New Presentation)” for a description of the treatment of Bocones under the new presentation. The amount of such Bocones issued in 2013, 2014, 2015, 2016 and 2017 was Ps.1.6 billion, Ps.1.3 billion, Ps.1.6 billion, Ps.0.59 billion and Ps.1.1 billion, respectively

(6)

Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from the data presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(7)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(8)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
(9)

Calculated based on the new methodology and not comparable with the previous years. “Other non-tax revenues” excludes transfers from the Central Bank and the FGS and “Interest Payments” excludes intra-public sector interest payments.

Source: Ministry of Treasury.

In 2013, the primary fiscal balance recorded a deficit of 0.7% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 1.9% of GDP. In 2014, the primary balance recorded a deficit of 0.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 2.4% of nominal GDP. In 2015, the primary fiscal balance recorded a deficit of 1.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 3.8% of nominal GDP. Based on the new methodology, in 2016, the primary balance recorded a deficit of 4.2% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 5.8% of nominal GDP. Based on the new methodology, in 2017, the primary balance recorded a deficit of 3.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 6.0% of nominal GDP.

Fiscal Result of 2013 Compared to Fiscal Results of 2012

Primary fiscal balance. The primary fiscal deficit increased from Ps.4.4 billion in 2012 to Ps.22.5 billion in 2013. While total revenues increased by 30.2% in 2013, primary expenditures increased by 33.2%. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2013.

Fiscal revenues. In 2013, fiscal revenues increased by 30.2% to Ps.707.9 from Ps.543.8 billion in 2012. This increase was mainly driven by social security taxes, VAT, income tax, taxes on foreign trade and other non-tax revenues, which accounted for approximately 91.4% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 33.8% of the total increase;
•

an increase in other non-tax revenues, which accounted for approximately 22.7% of the total increase, primarily driven by increase in profits generated by the Argentine Integrated Pension System and a 316.7% increase in the transfer of profits from the Central Bank;

•	an increase in revenues from VAT, which accounted for approximately 18.7% of the total increase;

•	an increase in revenues from income tax, which accounted for approximately 14.8% of the total increase; and

•	an increase in revenues from taxes on foreign trade, which accounted for approximately 1.5% of the total increase.

Primary expenditures. In 2013, primary expenditures (excluding interest payments) of the national public sector increased by 33.2% from Ps.548.2 billion in 2012 to Ps.730.4 billion in 2013. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 37.0% of the overall increase, increased by 33.0%, from Ps.204.6 billion in 2012 to Ps.272.1 billion in 2013, mainly as a result of successive increases in pension income. In 2013, minimum pension income increased by an average of 31.8%;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 22.0% of the overall increase, increased by 27.9%, from Ps.143.6 billion in 2012 to Ps.183.7 billion in 2013. This increase was mainly due to the raise in subsidies to the electricity and energy sectors. The increase in other transfers was also driven by the increase in outlays to universities and social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance programs;

•

capital expenditures, which accounted for approximately 15.9% of the overall increase, increased by 46.9% from Ps.61.8 billion in 2012 to Ps.90.7 billion in 2013. This increase was primarily due to an increase in transfers to provinces for infrastructure projects through the Fondo Federal Solidario (Joint Federal Fund) (see “—Fiscal Relations with the Provinces—Revenue Transfers”) and direct Government investment, principally for housing projects under the Plan Más Cerca, Más Municipio, Mejor País, Más Patria program and financial assistance to railway service companies for the improvement and renewal of railway infrastructure; and

•

National Administration wages, which accounted for approximately 12.4% of the total increase, increased by 28.4% from Ps.79.1 billion in 2012 to Ps.101.6 billion in 2013, primarily as a result of two successive increases in the salaries of public employees during 2013, which increased by an average of 23.5%, and a 4.4% increase in the number of national public sector employees from 379,338 as of December 30, 2012 to 396,138 as of December 30, 2013.

Overall fiscal balance. Due to a higher increase in primary expenditures than revenues during 2013, the overall fiscal of the non-financial public sector deficit increased from Ps.55.6 billion in 2012 to Ps.64.5 billion in 2013.

Fiscal Result of 2014 Compared to Fiscal Results of 2013

Primary fiscal balance. The primary deficit increased from Ps.22.5 billion in 2013 to Ps.38.6 billion in 2014. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2014. While total revenues increased by 40.9% in 2014, primary expenditures increased by 41.8%, resulting in a larger primary deficit.

Fiscal revenues. In 2014, fiscal revenues increased by 40.9% to Ps.997.2 billion from Ps.707.9 billion in 2013. This increase was mainly driven by social security taxes, VAT, income tax, taxes on foreign trade and other non-tax revenue, which accounted for approximately 93.5% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 24.6% of the total increase;

•

an increase in other non-tax revenues, which accounted for approximately 26.0% of the total increase, primarily driven by an increase in the transfer of profits from the Central Bank from Ps.32.2 billion in 2013 to Ps.78.4 billion in 2014, and an increase in profits generated by the Argentine Integrated Pension System;

•	an increase in revenues from income tax, which accounted for approximately 15.6% of the total increase;

•	an increase in revenues from VAT, which accounted for approximately 15.3% of the total increase; and

•

an increase in revenues from taxes on foreign trade, which accounted for approximately 11.9% of the total change increase, mainly due to nominal peso-U.S. dollar exchange rate depreciation, which was partially offset by a decrease in taxes biodiesel exports, as a result of the impact of decreased oil and fuel commodity prices on the variable tax rate.

Primary expenditures. In 2014, primary expenditures (excluding interest payments) of the national public sector increased by 41.8% from Ps.730.4 billion in 2013 to Ps.1,035.8 billion in 2014. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 32.9% of the overall increase, increased by 54.7%, from Ps.183.7 billion in 2013 to Ps.284.3 billion in 2014. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•

social security outlays, which accounted for approximately 29.9% of the overall increase, increased by 33.6%, from Ps.272.1 billion in 2013 to Ps.363.4 billion in 2014, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2014, pensions increased by an average of 30.5%, including as a result of the Government’s extension of the social security system in September 2014 to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but have not contributed to the system for the required number of years. This extension applied to the self-employed and those subject to the monotributo (self-employment tax) system;

•

National Administration wages, which accounted for approximately 13.6% of the total increase, increased by 40.9% from Ps.101.6 billion in 2013 to Ps.143.2 billion in 2014, primarily as a result of the periodic adjustment to the salaries of public employees during 2014, which increased by an average of 35.8% in the aggregate, and a 3.8% increase in the number of national public sector employees from 396,138 as of December 31, 2013 to 411,045 as of December 31, 2014; and

•

capital expenditures, which accounted for approximately 13.3% of the overall increase, increased by 44.7% from Ps.90.7 billion in 2013 to Ps.131.3 billion in 2014. This increase was primarily due to an increase in direct Government investment and transfers to the provinces and the City of Buenos Aires, principally for the construction and maintenance of roads, as well the purchase of equipment for investments in railway and other infrastructure projects and, to a lesser extent, the Programa de Estímulo a la Inyección Excedente de Gas Natural (Natural Gas Stimulus Plan), investments in electricity generation projects, the development of housing infrastructure through the Techo Digno program, mortgage lending through the PRO.CRE.AR Bicentenario program and the development of economic and social infrastructure in the provinces and municipalities through the Joint Federal Fund (see “—Fiscal Relations with the Provinces—Revenue Transfers”).

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps. 109.7 billion in 2014, compared to a deficit of Ps.64.5 billion in 2013.

Fiscal Result of 2015 Compared to Fiscal Results of 2014

Primary fiscal balance. The primary fiscal deficit increased from Ps.38.6 billion in 2014 to Ps.104.8 billion in 2015. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2015. While total revenues increased by 30.2% in 2015, primary expenditures increased by 35.5%, resulting in a larger primary deficit.

Fiscal revenues. In 2015, fiscal revenues increased by 30.2% to Ps.1,299 billion from Ps.997.2 billion in 2014. This increase was mainly driven by social security taxes, VAT, income tax, taxes on fuel, financial transactions and other non-tax revenue, which accounted for approximately 96.8% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 37.7% of the total increase;

•

an increase in other non-tax revenues, which accounted for approximately 11.4% of the total increase, primarily driven by an increase in profits generated by the Argentine Integrated Pension System and managed by the FGS;

•	an increase in revenues from income tax, which accounted for approximately 19.7% of the total increase;

•

an increase in revenues from VAT, which accounted for approximately 19.3% of the total increase; and an increase in revenues from taxes on foreign trade, mainly due to an increase in imports tax contribution, which was partially offset by a decrease in export tax revenues.

Primary expenditures. In 2015, primary expenditures (excluding interest payments) of the national public sector increased by 35.5% from Ps.1,035.8 billion in 2014 to Ps.1,403.4 billion in 2015. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 24.4% of the overall increase, increased by 31.6%, from Ps.284.3 billion in 2014 to Ps.374.2 billion in 2015. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•

social security outlays, which accounted for approximately 46.9% of the overall increase, increased by 47.4%, from Ps.363.4 billion in 2014 to Ps.535.7 billion in 2015, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2015, pensions increased by an average of 33.0%;

•	National Administration wages, which accounted for approximately 15.2% of the total increase, increased by 39.0% from Ps.143.2 billion in 2014 to Ps.199.1 billion in 2015; and

•

capital expenditures, which accounted for approximately 8.1% of the overall increase, increased by 22.6% from Ps.131.3 billion in 2014 to Ps.160.9 billion in 2015. This increase was primarily due to capital expenditures in energy, transport and housing infrastructure.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.225.6 billion in 2015, compared to a deficit of Ps.109.7 billion in 2014.

Fiscal Result of 2016 Compared to Fiscal Results of 2015

In March 2016, the Macri administration adopted a new methodology for the reporting of fiscal results. For that reason, fiscal results for 2016 are not directly comparable to fiscal results for 2015 calculated using the prior methodology. Therefore, the analysis set forth below is based on fiscal results for 2015 presented on the basis of the new methodology for comparative purposes, which are not comparable to data available for 2014 and prior years.

Primary fiscal balance. The primary fiscal deficit recorded for 2016 was Ps.343.5 billion, compared to a deficit of Ps.224.6 billion for 2015 (calculated pursuant the new methodology). Total fiscal revenues increased by 34.5% in 2016, and primary expenditures (excluding interest payments) increased by 37.4%.

Fiscal revenues. In 2016, fiscal revenues increased by 31.7% to Ps.1,585.3 billion from Ps.1,203.4 billion in 2015 (calculated pursuant to the new methodology). This increase was mainly driven by an increase in revenues generated by other taxes, including fines related with the Tax Amnesty Law (as defined below), social security taxes, VAT, tax on financial transactions, import taxes and income tax.

Primary expenditures. In 2016, primary expenditures (excluding interest payments) of the national public sector increased by 35.1% to Ps.1,928.8 billion in 2016 from Ps.1,428.0 billion in 2015 (calculated pursuant to the new methodology). This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 37.9% of the overall increase in expenditure, increased by 37.2% to Ps.734.7 billion in 2016 from Ps.535.7 billion in 2015 (calculated pursuant to the new methodology), mainly as a result of an increase in the number of retirees and successive increases in pension payments;

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 37.9% of the overall increase, increased by 53.2% to Ps.573.1 billion in 2016 from Ps.374.2 billion in 2015 (calculated pursuant to the new methodology). This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, and transfers to local transportation providers and the “Acciones de Sustentabilidad de Suministro de Energía Eléctrica” Program. Since March 2016, family allowances to self-employed and temporary workers have been extended. This measure is available to 514,000 children and their families; and

•

national administration wages, which accounted for approximately 12.9% of the total increase, increased by 34.0% to Ps.266.8 billion in 2016 from Ps.199.1 billion in 2015 (calculated pursuant to the new methodology).

•	capital expenditures, increased from Ps.160.9 billion in 2015 (calculated pursuant to the new methodology) to Ps.182.0 billion in 2016.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.474.8 billion in 2016, compared to a deficit of Ps.303.8 billion in 2015 (calculated pursuant to the new methodology).

Fiscal Result of 2017 Compared to Fiscal Results of 2016

Primary fiscal balance. The primary fiscal deficit recorded for 2017 was Ps.404.1 billion, compared to a deficit of Ps.343.5 billion for 2016. Total revenues increased by 23.1% in 2017, while primary expenditures (excluding interest payments) increased by 22.1%.

Fiscal revenues. In 2017, fiscal revenues increased by 23.1% to Ps.1,951.4 billion from Ps.1,585.3 billion in 2016. This increase was mainly driven by an increase in revenues generated by VAT, social security taxes and income tax.

Primary expenditures. In 2017, primary expenditures (excluding interest payments) of the national public sector increased by 22.1% to Ps.2,355.6 billion in 2017 from Ps.1,928.8 billion in 2016. This increase was mainly due to the following factors:

•

social security outlays, which accounted for approximately 67.4% of the overall increase in expenditures, increased by 39.2%, from Ps.734.7 billion in 2016 to Ps.1,022.5 billion in 2017, mainly as a result of increases in pension payments, pursuant to Law No. 26.417 (which also affects non-contributory pensions);

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 6.3% of the overall increase, increased by 4.7%, from Ps.573.1 billion in 2016 to Ps.599.9 billion in 2017. This increase was mainly due to an increase in certain subsidies, in particular, subsidies to the transport sector. During 2017, transfers to the energy sector decreased by 39.9% as compared to the previous year. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, transfers to universities and the Plan Nacional de Inversiones Hidrocarburíferas (National Plan for Hydrocarbon Investments) designed to stimulate the production and export of gas and oil; and

•

national administration wages, which accounted for approximately 15.6% of the total increase, increased by 24.9% from Ps.266.8 billion in 2016 to Ps.333.2 billion in 2017. Capital expenditures, increased from Ps.182.0 billion in 2016 to Ps.207.9 billion in 2017.

Overall fiscal balance. The overall fiscal balance of the non-financial public sector recorded a deficit of Ps.629.1 billion in 2017, compared to a deficit of Ps.474.8 billion in 2016.

Tax Regime

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Treasury is responsible for the collection of federal fiscal revenues. The Ministry of Treasury carries out this task mainly through the AFIP.

On December 27, 2017, the Argentine Congress approved the Tax Reform, which is intended to eliminate certain loopholes and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance.

These reforms will gradually come into effect over the next five years. The fiscal cost of the reform was estimated at 0.3% of GDP. The reforms form part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit), foster employment and diminish poverty on a sustainable basis. The main aspects of the Tax Reform are the following:

•

Interest and capital gains obtained by Argentine tax residents (individuals and undivided estates located in Argentina) derived from the sale or disposition of bonds issued by the federal government, the provinces and municipalities and the City of Buenos Aires will be subject to income tax at a rate of (a) 5%, in the case of peso-denominated securities that do not include an indexation clause, and (b) 15%, in the case of peso-denominated securities with an indexation clause or foreign currency-denominated securities; gains realized by Argentine tax residents (individuals and undivided estates located in Argentina) from the sale of equity securities on a stock exchange will remain exempt, subject to compliance with certain requirements.

•

Holders of debt securities issued by the federal government, the provinces and municipalities and the City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in or channel their funds through non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. Lebacs were excluded from the exemptions applicable to non-Argentine residents. See “Recent Developments—Public Sector Finances—Tax Regime.”

•

Corporate income tax will be gradually reduced to 30% for 2018, and to 25% for fiscal years thereafter. Withholding taxes will be assessed on certain dividends or distributed profits bringing the total effective tax rate on corporate profits to 35%.

The Tax Reform also provided for other amendments to the social security contributions regime, tax administrative procedures law, criminal tax law, tax on liquid fuels and excise taxes.

Further, on December 29, 2017, the 10% tax on mid-range vehicles (price ranging from Ps.380,000 and Ps.900,000) was eliminated but the 20% tax on high-end vehicles (priced above Ps.900,000) was maintained.

Data set forth in this section differs from the data presented in “—National Public Accounts” section because this data includes revenues (and transfers) “co-participated” with the provinces. See “—Fiscal Relations with the Provinces”.

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital;

•	taxes on fuel; and

•	other taxes on goods and services (such as consumption taxes and tax on financial transactions).

Traditionally, the Government derived most of its revenue from VAT, social security contributions and income taxes.

Tax revenues for the year ended December 31, 2017 totaled Ps.2,622 billion, an increase of 25.0% as compared to 2016. The increase was primarily the result of:

•	an increase in economic activity and imports;

•	revenues from fines related to the Tax Amnesty Law;

•	an increase in nominal wages of the public and private sectors;

•	an increase in prices of products and services; and

•	continued improvements in tax collection mechanisms.

During 2017:

•

increased economic activity and consumption resulted in a 31.2% increase in VAT revenues, as compared to 2016, further enhanced by the elimination of the 5% tax abatement on credit and debit card payments, in each case. The increase in VAT revenues was partially offset by increased VAT returns to grain producers and exporters;

•	revenues from taxes on financial transactions increased by 31.3%, mainly as a result of an increase in banking transactions;

•	social security taxes increased by 31.9%, mainly driven by an increase in taxable wages and an increase in the ceiling on accounts payable on account of social security contributions;

•	income tax revenues increased by 28.2%, primarily due to larger income tax advances and payments made by companies and individuals;

•

duties on foreign trade increased by 8.6%. Import tax revenues increased by 25.3%, mainly as a result of increases in imports and in the nominal exchange rate, which was partially offset by a reduction in fees applied to imports of information and communication technologies and products while export taxes revenues decreased by 7.5% as a result of the elimination of export taxes for certain producers or the reduction of the export tax rate for others; and

•	revenues related to the application of the second phase of Tax Amnesty Law contributed approximately Ps.46.1 billion of additional non-recurring tax revenues during 2017.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues

(in millions of pesos)

	2013	2014	2015	2016(3)	2017(3)
VAT	Ps.249,006	Ps.331,203	Ps.433,076	Ps.583,217	Ps.765,336
Tax on Financial Transactions	57,249	77,651	98,736	133,721	172,838
Social security taxes(1)	236,072	307,656	415,410	555,320	733,527
Taxes on income	185,688	269,809	384,536	436,927	555,023
Corporate income tax	99,346	132,178	185,725	235,866	294,546
Personal income tax	79,803	125,503	188,218	174,248	234,117
Other	6,539	12,128	10,593	26,814	26,360
Import and export taxes	79,940	115,283	113,053	130,080	141,373
Taxes on capital	10,471	14,575	18,538	19,976	22,786
Taxes on fuel	31,010	44,490	56,478	75,664	102,846
Other taxes on goods and services	21,347	29,020	40,291	59,908	87,765
Other	3,110	5,599	6,931	117,594	56,676

Tax regularization	(1,313)	1,340	1,306	110,721	46,131
Other	4,423	4,260	5,624	6,873	10,544
Gross tax revenues(2)	873,893	1,195,287	1,567,050	2,112,408	2,646,993
Tax refunds	(5,394)	(11,215)	(8,831)	(14,983)	(24,953)

Net tax revenues	Ps.868,499	Ps.1,184,072	Ps.1,558,219	Ps.2,097,425	Ps.2,622,040

(1)	Revenues for 2013, 2014, 2015, 2016 and 2017 include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.
Source:	Ministry of Treasury.

Composition of Tax Revenues

(% of total Government fiscal revenues)

	2013	2014	2015	2016(3)	2017(3)
VAT	28.7%	28.0%	27.8%	27.8%	29.2%
Tax on Financial Transaction	6.5	6.5	6.3	6.3	6.6
Social security taxes(1)	27.2	26.0	26.7	26.5	28.0
Taxes on income	21.1	22.6	24.5	20.6	21.2
Corporate income tax	11.2	11.0	11.8	11.1	11.2
Personal income tax	9.1	10.6	12.0	8.3	8.9
Other	0.8	1.0	0.7	1.2	1.0
Import and export taxes	9.2	9.7	7.3	6.2	5.4
Taxes on capital	1.2	1.2	1.2	1.0	0.9
Taxes on fuel	3.6	3.8	3.6	3.6	3.9
Other taxes on goods and services(2)	2.5	2.5	2.6	2.9	3.3
Other	0.4	0.5	0.4	5.6	2.2

Tax regularization	(0.2)	0.1	0.1	5.3	1.8
Other	0.5	0.4	0.4	0.3	0.4
Gross tax revenues(2)	100.6	100.9	100.6	100.7	101.0
Tax refunds	(0.6)	(0.9)	(0.6)	(0.7)	(1.0)

Net tax revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Revenues for 2013, 2014, 2015, 2016 and 2017 include pension contributions resulting from the Argentine Integrated Pension System.
(2)

Gross tax revenues include certain tax revenues that are collected in a given year and later refunded, such as VAT and income tax, which are refundable in certain circumstances. These refunds are deducted from gross tax revenues to calculate net tax revenues.

(3)	Preliminary data.
Source:	Ministry of Treasury.

The information below is a brief description of the principal taxes levied by the Government as of December 2017, except for social security taxes. For a description of social security taxes see “—Social Security.”

Value Added Tax

VAT is levied on sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the provider of the service is registered as a VAT taxable person. VAT is also applied on imports of consumer products.

As of December 31, 2017, the general VAT rate was 21.0%. An increased rate of 27.0% applies to the provision of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

The Government also levies certain taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	16–75
Alcoholic beverages	8–20
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4–8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	10
Electronic products	11
Cars, engines and motorcycles	10–20
Services
Insurances	0.1–23
Satellite and Cell phones (mobile phones)	4

Source:	Ministry of Treasury.

Taxes on Financial Transactions

The tax on financial transactions was introduced in 2001 as an exceptional measure and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds and other cash transfers. The tax on financial transactions was originally scheduled to expire in December 2002, but Congress extended the expiration date on several consecutive occasions. As a result, the tax on credits and debits from checking accounts will remain in force until December 31, 2022. Proceeds of this tax have been earmarked to the social security system/pension payments.

Taxes on Mobile Phones

Since 2010, the Government has collected a tax on mobile phones, which is recorded as “other taxes.” This tax is equal to 1% of customer payments to cell phone companies (net of VAT). In December 2017, the Government enacted legislation increasing the tax on mobile phones to 5% of customer payments to cell phone companies (net of VAT).

Taxes on Income

Argentine residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to income tax on Argentine sourced income.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations), is exempt from income tax. The Government has exempted or created special incentives (in the form of tax breaks) for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are three categories of taxes on income in Argentina:

•

Impuesto a las ganancias (income tax). Individuals that are Argentine residents for income tax purposes are taxed on their worldwide income at a rate that ranges from 9% to 35%. A 15% rate applies to net gains derived from trade of securities. Capital gains arising from sales of certain securities, through certain markets, are exempt for Argentine resident individuals. All business entities instead are taxed on their worldwide net income at a flat rate of 35%. Non-resident individuals and entities are taxed on Argentine sourced income at a rate of 35%.

•

Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on lotteries and gaming proceeds). The rate of this tax is 31% and it is levied on 90% of the net amount of gains from lotteries and games.

•

Impuesto a la Ganancia Mínima Presunta (notional minimum income tax) Subject to certain exceptions, such as stock and other equity interests in entities subject to income tax, a 1% tax is levied on the value of certain assets held by businesses and individuals at the end of each fiscal year in excess of minimum threshold. In the case of companies, amounts paid on account of income tax are deductible from this tax to avoid double taxation. The minimum income tax rate supplements the income tax rate. The fiscal obligation in each year is set at the higher of both taxes. However, if the minimum income tax exceeds income tax, the excess can be credited against future income tax payment obligations for up to ten years. The notional minimum income tax on companies has been abrogated for tax periods initiated after January 1, 2019.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import taxes. Import taxes are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or per unit (expressed as a fixed amount per unit), or a combination of both. Rates for import taxes range from 0% to 35%. Imports of capital goods that are not produced in Argentina are taxed at a 2% rate, while those produced in Argentina are subject to, in general, a 14% rate. Certain products, such as textiles, footwear and toys are taxed at a special rate. Export taxes were introduced in 2002. Export taxes became an important source of revenue for the Government beginning in 2003, primarily as a result of the high international prices for commodities and the depreciation of the peso, which during the initial years increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos. Domestic inflation and the real appreciation of the peso eroded the competitiveness of Argentine exports.

Set forth below are certain export tax rates that were in effect as of December 31, 2017.

•	exports of crude oil and fuels:

•	if the international price per barrel of crude oil and fuel is less than U.S.$71.00, the applicable export tax is 1%; and

•	if international price per barrel of crude oil and fuel is higher than U.S.$71.00, the export tax is calculated according to the following formula:

where D is export tax, PI is international price and VC is “price cut” (maximum net amount after taxes that an exporter can be paid; as of December 31, 2017, the “price cut” stood at U.S.$70.00 per barrel);

•	5% on exports of metal waste;

•	5%-10% on exports of hides and skins;

•	5%-10% on exports of natural cork;

•	20% on exports of paper and cardboard for recycling;

•	27% on exports of soy oils and other products derived from soy;

•	30% on exports of oilseeds from soy; and

•	100% on exports of natural gas.

In 2013, export taxes on agricultural products represented 36.3% of total export taxes, export taxes on food and beverages represented 35.2% of total export taxes, and export taxes on fuel products represented 14.0% of total export taxes.

In 2014, export taxes on food and beverages represented 39.3% of total export taxes, export taxes on agricultural products represented 36.2% of total export taxes and export taxes on fuel products represented 10.7% of total export taxes.

In 2015, export taxes on food and beverages represented 40.6% of total export taxes, export taxes on agricultural products represented 43.90% of total export taxes and export taxes on fuel products represented 2.3% of total export taxes.

In 2016, export taxes on food and beverages represented 55.2% of total export taxes, export taxes on agricultural products represented 41.7% of total export taxes and export taxes on fuel products represented 1.5% of total export taxes.

In 2017, export taxes on food and beverages represented 57.2% of total export taxes, export taxes on agricultural products represented 42.2% of total export taxes and export taxes on fuel products represented 0.1% of total export taxes.

Import and export tax revenues increased by 8.6%, from Ps.130.2 billion in 2016 to Ps.141.4 billion in 2017. Export tax revenues decreased by 7.5% in 2017 as compared to 2016, mainly due to a decrease in exports of soybeans and products derived from soy and a change in the composition of export products resulting in an increase in the export of products with a lower export tax rate and a decrease of export products with a higher tax rate. Import tax revenues increased by 25.3% due to an increase in imports (in volume and prices denominated in pesos due to the depreciation of the peso).

See “Recent Developments— Public Sector Finances—Measures Introduced during the Last Months of 2018.”

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions and a tax on the sales of real estate.

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas. Through 2017, the tax on the sale of liquid fuels was generally levied on importers, refineries and distributors and ranged from 17.1% to 63% of the net sales price depending on the type of fuel.

Tax Enforcement

Argentina historically had a low rate of tax collection. The Government has taken steps to improve its level of tax collection since 2003, when the Plan Antievasión (Anti-evasion Program) was approved by Congress. Recent initiatives introduced by the Government to improve tax collection include the following:

Double taxation and tax cooperation agreements

Argentina has signed cooperation agreements with numerous countries (including in recent years Uruguay (2012), the United Arab Emirates (2016), Switzerland (2016), Brazil (2017) and Panama (2017)); to promote international cooperation in tax matters through the exchange of information and increase the transparency of cross-border commercial transactions. These agreements provide for the sharing of tax information in documentary form and, in certain circumstances, allow representatives of a country’s competent authority to conduct interviews and examine records in the territory of a counterparty. In other cases, these agreements provide for mutual assistance in customs procedures.

Argentina is also a party to the 1988 Convention on Mutual Administrative Assistance in Tax Matters and to the 2014 Multilateral Competent Authority Agreement promoted by the OECD.

In December 2016, Argentina and the United States signed a tax information agreement that seeks to combat tax evasion and promote transparency.

Argentina is also a party to double taxation agreements with numerous countries. On October 11, 2016, Argentina and Chile’s double taxation treaty entered into force, after Argentina notified Chile that its internal requirements had been satisfied.

Tax Amnesty Law

In July 2016, the Régimen de Sinceramiento Fiscal (the “Tax Amnesty Law”) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allowed Argentine tax residents holding funds or assets located in Argentina or abroad that had not been reported to the Argentine tax authorities to (i) report such assets (until October 31, 2016, in the case of cash, and until March 31, 2017, in the case of other property), without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. A special tax was applicable on the value of the undeclared cash and assets, unless adherent taxpayers subscribed certain investment securities. Among other aspects, the regime also provided benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. To date, 20 out of 23 Argentine provinces have adhered to the referred regime. Corrientes, Chubut and Formosa, are the only Provinces that have not adhered to the Tax Amnesty Law.

Through April 3, 2017, U.S.$116.8 billion in cash holdings, real estate and securities had been repatriated and a total of Ps.148.6 billion had been collected as tax revenues by the Government.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s expenditures for the periods specified, calculated using an accrual method, which records revenues and expenditures in the period in which they are accrued, regardless of the period in which payments are received or made. This method differs from the cash-basis used to calculate national public accounts. See “—Introduction.”

Composition of National Administration’s Expenditures(1)

(% of Nominal GDP)

	2013	2014	2015	2016	2017
General administration	1.0%	1.0%	1.0%	1.2%	1.3%
Defense and security	1.2	1.3	1.3	1.3	1.2
Justice	0.4	0.4	0.4	0.4	0.4
Social programs	13.4	13.4	14.5	14.6	15.1
Social security(2)	9.4	9.3	10.3	10.8	11.3
Culture, education, science and technology	1.9	1.9	2.0	1.9	1.9
Health	0.9	0.9	0.9	0.9	0.9
Housing	0.8	0.9	0.8	0.5	0.4
Social welfare	0.4	0.4	0.4	0.4	0.5
Labor	0.1	0.1	0.1	0.1	0.1
Public expenditures on economic infrastructure and services	5.1	6.8	5.0	4.7	3.2
Public debt service(3)	1.3	1.9	1.8	3.7	3.1

Total	22.4%	24.8%	24.0%	26.0%	24.3%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, a portion of which was settled on April 22, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.
Source:	Ministry of Treasury.

Composition of National Public Expenditures(1)

(% of total Government expenditures)

	2013	2014	2015	2016	2017
General administration	4.4%	3.9%	4.2%	4.8%	5.2%
Defense and security	5.5	5.4	5.5	5.0	5.0
Justice	1.6	1.4	1.6	1.5	1.7
Social programs	59.8	54.1	60.2	56.1	62.2
Social security(2)	41.9	37.5	42.7	41.4	46.6
Culture, education, science and technology	8.5	7.7	8.4	7.3	7.8
Health	3.8	3.5	3.9	3.5	3.7
Housing	3.5	3.4	3.2	2.1	1.7
Social welfare	1.7	1.7	1.5	1.4	2.0
Labor	0.5	0.4	0.4	0.3	0.4
Public expenditures on economic infrastructure and services	22.7	27.5	20.8	18.2	13.2
Public debt service(3)	6.0	7.7	7.7	14.4	12.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

The accrued amounts contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration, such as state-owned enterprises and fiduciary funds. Data also exclude interest accrued on Untendered Debt, a portion of which was settled on April 22, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity, excluding penalty or default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

(2)	Amounts presented under “Social security” in this table differ from the data presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.
Source:	Ministry of Treasury.

Expenditures for social programs, investments in public infrastructure and services and public debt service represented the largest portion of Government’s expenditures, accounting on average for 88.7% of total Government expenditures from 2013 through 2017.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs. From 2013 to 2017, social programs expenditures accounted on average for 58.5% of annual National Administration expenditures, of which social security payments alone accounted on average for 42.0%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current law, 6% of the Government’s annual budget must be allocated to education, science and technology.

Public Infrastructure and Services

The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

For more information see “—Infrastructure Development.”

On November 16, 2016, Congress enacted legislation establishing a new PPP system, and on February 20, 2017, the Macri administration issued the main implementing regulations in February 2017. See “The Argentine Economy—Macri Administration: 2015-2017—Measures to Increase Productivity, Competitiveness and Transparency—Private Public Partnerships.”

On December 21, 2016, the Supreme Court of Argentina suspended the construction at the “Presidente Néstor Kirchner” and “Governor Jorge Cepernic” dams in the province of Santa Cruz. The Supreme Court found that the legally mandated environmental impact assessment and public hearing regarding the projects had not been conducted and conditioned the continuation of the works to the completion of those procedures. During 2017, these projects were redefined and adapted to the findings of the environmental impact report resulting from a public hearing held by Congress, as mandated by the Supreme Court meetings.

Public Debt Service

The Government has only recorded interest paid on performing debt. The data discussed below does not include interest accrued on Untendered Debt, a portion of which was settled in April 2016 and in subsequent transactions thereafter. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. In settling outstanding disputes with holdout creditors, the Government took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. For information regarding the Government’s Settlement Proposal to settle claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.” Interest paid on the debt securities issued since April 2016 (the net proceeds of which were applied in whole or in part to settle claims under Untendered Debt) are reflected under Public Debt Service. In 2013, interest payments as a percentage of total expenditures decreased to 6.0%, and also decreased by 6.7% in nominal terms, primarily due to the fact that no payments under the GDP-Linked Securities were due. In 2014, interest payments as a percentage of total expenditures increased to 7.7%, and increased by 94.2% in nominal terms, mainly due to higher interest payments for Bonares, Discount Bonds and interest payments on debt owed to multilateral agencies. In 2015, interest payments as a percentage of total expenditures remained stable at 7.7%, and increased by 26.0% in nominal terms, mainly due to payments on Bonares, Discount Bonds and Treasury notes. In 2016, interest payments as a percentage of total expenditures increased to 14.5%, and increased by 180% in nominal terms, mainly due to interest payments on Bonares, Discount Bonds and Treasury notes and interest accrued on securities issued since April 2016, in part to settle claims under Untendered Debt. Interest payments as a percentage of total expenditures decreased from 14.4% in 2016 to 12.7% in 2017, but increased by 5.8% in nominal terms, mainly due to payments under Birads, Bontes and Treasury notes. See “Public Sector Debt—Foreign Currency-Denominated Debt—Performing Foreign Currency-Denominated Debt Service.”

Defense and Security

From 2013 to 2015, Government expenditures in defense and security remained relatively stable, representing 5.5% of total expenditures in 2013, 5.4% of total expenditures in 2014 and 5.5% of total expenditures in 2015. For each of 2016 and 2017, Government expenditures in defense and security represented 5.0% of total expenditures.

General Administration Expenses

In 2013, general administration expenses as a percentage of total government expenditures stood at 4.4%, but increased by 38.7% in nominal terms as compared to 2012.

In 2014, general administration expenses as a percentage of total government expenditures decreased from 4.4% in 2013 to 3.9% in 2014, but increased by 33.0% in nominal terms as compared to 2013. This decrease was mainly driven by a slower pace of growth of general administration expenses in 2014 as compared to other government expenditures.

In 2015, general administration expenses as a percentage of total government expenditures increased from 3.9% in 2014 to 4.2%, and increased by 36.4% in nominal terms as compared to 2014.

In 2016, general administration expenses as a percentage of total government expenditures increased from 4.2% in 2015 to 4.8% in 2016, and increased by 50.5% in nominal terms as compared to 2015.

In 2017, general administration expenses as a percentage of total government expenditures increased from 4.8% in 2016 to 5.2% in 2017, and increased by 32.1% in nominal terms as compared to 2016.

In June 2018, the Macri administration entered into a 36-month standby Agreement with the IMF. See “Recent Developments—The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

Infrastructure Development

The following table sets forth the composition of the Government’s expenditure (including subsidiaries) in infrastructure development for the years indicated.

Composition of Public Expenditures

(% of total expenditures)

	2013	2014	2015	2016	2017
Public expenditures on economic infrastructure	22.7%	27.5%	20.8%	18.2%	13.2%
Energy, fuels and mining	12.7	18.8	12.2	11.0	6.0
Communications	1.1	0.8	0.8	0.4	0.4
Transport	7.4	6.6	6.2	5.5	5.6
Ecology and environment	0.3	0.3	0.2	0.2	0.3
Agriculture	0.6	0.5	0.5	0.4	0.5
Industry	0.3	0.3	0.4	0.5	0.4
Trade, tourism and other services	0.3%	0.2%	0.3%	0.1%	0.1%

Source:	Ministry of Treasury.

Composition of Public Expenditures

(% of GDP)

	2013	2014	2015	2016	2017
Public expenditures on economic infrastructure	5.1%	6.8%	6.5%	8.5%	7.4%
Energy, fuels and mining	2.6	4.7	3.8	5.1	3.4
Communications	0.2	0.2	0.3	0.2	0.2
Transport	1.6	1.6	1.9	2.5	3.1
Ecology and environment	—	0.1	0.1	0.1	0.2
Agriculture	0.1	0.1	0.2	0.2	0.3
Industry	0.1	0.1	0.1	0.2	0.2
Trade, tourism and other services	0.1%	—	0.1%	0.1%	0.1%

Source:	INDEC and Ministry of Treasury.

Since 2016, the government has shifted the emphasis of expenditures in infrastructure developments away from subsidies driven policies to investment driven policies. Subsidies for energy consumptions have been reduced while significant reforms were introduced to enhance private sector investment in the energy sector. See “Recent Developments—The Argentine Economy—Measures Introduced during the First Months of 2018—Energy Sector Reforms” Similarly, the Government has reduced subsidies to the transportation sector but increased the overall investment through construction of infrastructure dedicated to transportation such as airports and railway improvements. See “Recent Developments—The Argentine Economy—Measures Introduced during the First Months of 2018—Measures to increase productivity, competitiveness and transparency.”

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years. Although the budget is prepared on a tri-annual basis, Congress only approves the budget for the following year. Once a budget is approved, the Government can transfer the allocated amounts to the various agencies and to the provinces and the City of Buenos Aires on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to cover operating expenses.

The 2018 budget was approved on December 27, 2017.

The table below presents a comparison of the 2018 budget against the 2017 results.

	Budget Comparison (in millions of pesos)
	Actual 2017	Budget 2018	Difference
			Ps.	%
Current Revenues	Ps.1,950,284.6	Ps.2,321,563.4	Ps.371,278.8	19.0%
Tax Revenues	1,098,862.7	1,258,433.4	159,570.7	14.5
Social Security Contributions	729,005.5	890,638.9	161,633.4	22.2
Non-Tax Revenues	52,832.6	65,904.3	13,071.7	24.7
Sales of Goods and Services of the Public Administration	7,358.1	7,625.6	267.5	3.6
Property Taxes	56,876.0	95,955.1	39,079.1	68.7
Current Transfers	3,691.0	1,265.2	(2,425.8)	(65.7)
Other Revenues	1,658.7	1,740.9	82.2	5.0
Operating Surplus of Public Entities	—	—	—	—

Current Expenditures	2,394,864.0	2,772,489.2	377,625.2	15.8
Consumption Expenditures	445,795.4	498,431.9	52,636.5	11.8
Personnel	332,656.7	386,004.5	53,347.8	16.0
Goods and services	113,138.7	112,427.4	(711.3)	(0.6)
Property Taxes	224,318.1	286,334.2	62,016.1	27.6
Social Security Expenditures	992,858.9	1,210,786.0	217,927.1	21.9
Direct Taxes	6,165.8	6,774.6	608.8	9.9
Other Losses	1,400.5	2,036.5	636.0	45.4
Current Transfers	673,031.0	726,976.3	53,945.3	8.0
Operating Deficit of Public Entities	51,294.3	41,149.7	(10,144.6)	(19.8)

Primary Result	(444,579.4)	(450,925.8)	(6,346.4)	1.4
Capital Revenues	4,276.4	4,275.1	(1.3)	—
Capital Expenditures	193,464.5	235,152.2	41,687.7	21.5
Real Direct Investment	90,159.2	111,760.7	21,601.5	24.0
Capital Transfers	98,617.2	114,842.5	16,225.3	16.5
Financial Investment	4,688.1	8,549.0	3,860.9	82.4
Total Revenues	1,954,561.0	2,325,838.5	371,277.5	19.0
Total Expenditures	2,588,328.5	3,007,641.4	419,312.9	16.2
Total Primary Expenditures	2,364,022.2	2,721,450.4	357,428.2	15.1
Primary Result	(409,461.2)	(395,611.9)	(13,849.3)	(3.4)
Financial Result	Ps.(633,767.5)	Ps.(681,802.9)	Ps.(48,035.4)	7.6%

The 2018 budget projected a primary fiscal deficit of 3.2% of GDP for 2018. This projected fiscal deficit represents a decrease from the 3.9% of GDP fiscal deficit recorded in 2017, primarily as a result of deceleration in the rate of growth of current expenditures compared to current revenues. The proceeds of financings in the international capital markets contemplated by the Republic for 2018 have been and are expected to be applied to cover a part of the Republic’s payment obligations due in such year.

The 2018 budget continued with the expansion of social programs promoted by the Macri administration to meet the needs of vulnerable segments of society, including the following:

•

Childhood Programs: The 2018 budget allocated funds for (i) the continued implementation of the Plan Nacional de Primera Infancia (National Plan for Early Childhood), which establishes several projects with the goal of guaranteeing children access to health, education and stimulation, including Primeros Años (Early Years), Aprendiendo en Casa (Learning at Home) and Espacios de Primera Infancia (Spaces of Early Childhood); (ii) the expansion of the Child Allowance Program, targeting children who, in spite of meeting the requirements, still do not benefit from this program; and (iii) the expansion of family allowances.

•

Poverty Reduction Efforts: The 2018 budget provided for the continued support of (i) income-transfer programs, such as Argentina Trabaja, Ellas Hacen and Progresar, which are means designed to combat poverty; (ii) the Programa Empalme, which allows workers to temporarily maintain their social benefits, which become part of their salary when they find formal employment, encouraging employment and reducing labor costs; and (iii) the launch of the Salario Social Complementario, a program that provides a monthly stimulus to entrepreneurs and employees of community enterprises to promote their initiatives, such that they can become a sustainable source of income.

•

Access to Government Services: The 2018 budget allocated transfers for the El Estado en tu Barrio initiative, a program dedicated to easing access to Government services. Since 2016, this program has completed approximately one million transactions. The 2018 budget also allocates funds to develop and expand the Cobertura Universal de Salud (Universal Health Insurance Coverage Plan) seeking to: (i) improve access to essential health services by the population, (ii) improve the efficiency of the health system, optimize and integrate the different sub-sectors to reduce segmentation and fragmentation, and (iii) ensure high quality standards in health services.

Overall, a 21.9% increase in social security expenditures was budgeted for 2018, compared to 2017.

The 2018 budget designated funding for investments in various infrastructure projects, including a projects related to a national water plan, a national transportation plan relating to roads, rail cargo, ports and waterways infrastructure and urban public transport, a national housing and habitat plan, energy sector projects and education infrastructure projects.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collection. The provinces rely on revenue transfers from the Government, primarily through the Co-Participation Regime (as defined below). See “—Revenue Transfers.” Under the Co-participation Regime, the provinces delegate to the Government their constitutional authority to collect certain taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2013 to 2017, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged 15.6% of nominal GDP, while the provinces (including the City of Buenos Aires), on average, collected annual revenues of approximately 14.9% of nominal GDP (including co-participation amounts). The following table sets forth a summary of the changes in the aggregate fiscal results at the provincial level for the periods specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(in millions of pesos)(1)

	As of December 31,
	2013		2014		2015		2016		2017
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	175,468	Ps.	241,076	Ps.	314,666	Ps.	434,624	Ps.	591,467
National taxes:
Co-participation		175,827		240,385		329,946		458,030		629,567
Other national taxes		45,794		63,566		85,463		105,109		125,058

Total national taxes		221,620		303,951		415,408		563,139.4		754,624.9

Total administration taxes		397,089		545,027		730,074		997,763.0		1,346,092.2
Other non-tax revenue		27,283		39,878		45,432		58,453		72,277
Sale of goods and services of the public administration		2,816		4,102		4,991		7,863		10,313
Property taxes		1,873		3,225		4,153		11,426		21,854
Current transfers		21,983		37,251		48,897		95,162		135,469

Total current revenues		451,043		629,483		833,547		1,170,666.2		1,586,006.2
Capital revenue		29,456		41,981		53,308		60,317		74,447

Total revenues		480,499.7		671,463.4		886,854.6		1,230,982.7		1,660,453.0

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		255,621		351,760		500,574		691,635		880,821
Consumer goods		12,043		16,733		23,369		30,226		38,279
Services		32,958		44,945		66,636		83,990		118,282

Total consumption expenditures		300,622		413,438		590,579		805,851.0		1,037,381.7
Interest payments		7,464		11,590		15,853		32,296		45,638
Current transfers		115,478		158,025		211,961		311,018		405,987

Total current expenditures		423,564		583,054		818,393		1,149,165.7		1,489,007.0
Capital expenditures
Direct investment		50,211		67,342		93,338		114,678		190,199
Capital transfers		11,220		18,754		22,292		32,528		38,211
Financial investment		5,303		6,154		9,100		15,596		25,929

Total capital expenditures		66,734		92,251		124,729		162,802.1		254,339.7

Total expenditures		490,299		675,305		943,122		1,311,967.8		1,743,346.7

Fiscal balance	Ps.	(9,799)	Ps.	(3,841)	Ps.	(56,267)	Ps.	(80,985.1)	Ps.	(82,893.7)

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Treasury.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified, in percentage terms.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(% change from the previous year)(1)

	As of December 31,
	2013	2014	2015	2016	2017
Revenues
Current revenues:
Administration taxes:
Provincial taxes	44.8%	37.4%	30.5%	38.1%	36.1%
National taxes:
Co-participation	30.2	36.7	37.3	38.8	37.5
Other national taxes	30.2	38.8	34.4	23.0	19.0
Total national taxes	30.2	37.1	36.7	35.6	34.0

Total administration taxes	36.2	37.3	34.0	36.7	34.9

Other non-tax revenue	25.3	46.2	13.9	28.7	23.7
Sale of goods and services of the public administration	12.1	45.7	21.7	57.5	31.2
Property taxes	77.7	72.2	28.8	175.2	91.3
Current transfers	7.0	69.4	31.3	94.6	42.4

Total current revenues	33.7	39.6	32.4	40.4	35.5
Capital revenue	40.7	42.5	27.0	13.1	23.4

Total revenues	34.1	39.7	32.1	38.8	34.9

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	28.8	37.6	42.3	38.2	27.4
Consumer goods	30.3	38.9	39.7	29.3	26.6
Services	28.5	36.4	48.3	26.0	40.8

Total consumption expenditures	28.8	37.5	42.8	36.5	28.7
Interest payments	31.3	55.3	36.8	103.7	41.3
Current transfers	31.9	36.8	34.1	46.7	30.5

Total current expenditures	29.7	37.7	40.4	40.4	29.6
Capital expenditures
Direct investment	45.1	34.1	38.6	22.9	65.9
Capital transfers	42.4	67.1	18.9	45.9	17.5
Financial investment	52.1	16.1	47.9	71.4	66.3

Total capital expenditures	45.2	38.2	35.2	30.5	56.2

Total expenditures	31.6	37.7	39.7	39.1	32.9

Fiscal balance	(31.3)%	(60.8)%	1,364.9%	43.9%	2.4%

(1)	Amounts calculated using the accrual method.
Source:	Ministry of Treasury.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP)(1)

	As of December 31,
	2013	2014	2015	2016	2017
Revenues
Current revenues:
Administration taxes:
Provincial taxes	5.2%	5.3%	5.3%	5.3%	5.6%
National taxes:
Co-participation	5.3	5.2	5.5	5.6	6.0
Other national taxes	1.4	1.4	1.4	1.3	1.2

Total national taxes	6.6	6.6	7.0	6.9	7.1

Total administration taxes	11.9	11.9	12.3	12.2	12.8
Other non-tax revenue	0.8	0.9	0.8	0.7	0.7
Sale of goods and services of the public administration	0.1	0.1	0.1	0.1	0.1
Property taxes	0.1	0.1	0.1	0.1	0.2
Current transfers	0.7	0.8	0.8	1.2	1.3

Total current revenues	13.5	13.7	14.0	14.3	15.0
Capital revenue	0.9	0.9	0.9	0.7	0.7

Total revenues	14.4	14.7	14.9	15.0	15.7

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	7.6	7.7	8.4	8.4	8.3
Consumer goods	0.4	0.4	0.4	0.4	0.4
Services	1.0	1.0	1.1	1.0	1.1

Total consumption expenditures	9.0	9.0	9.9	9.8	9.8

Interest payments	0.2	0.3	0.3	0.4	0.4
Current transfers	3.4	3.5	3.6	3.8	3.8

Total current expenditures	12.7	12.7	13.7	14.0	14.1

Capital expenditures
Direct investment	1.5	1.5	1.6	1.4	1.8
Capital transfers	0.3	0.4	0.4	0.4	0.4
Financial investment	0.2	0.1	0.2	0.2	0.2

Total capital expenditures	2.0	2.0	2.1	2.0	2.4

Total expenditures	14.6	14.7	15.8	16.0	16.5

Fiscal balance	(0.3)%	(0.1)%	(0.9)%	(1.0)%	(0.8)%

(1)	Amounts calculated using the accrual method.
Source:	INDEC and Ministry of Treasury.

Revenue Transfers

Currently, revenue transfers between the Government and the provinces take place under the Co-Participation Regime and several other special revenue-distribution arrangements. The 1988 Co-Participation Law as amended in 2002 (the “Co-Participation Law”) governs the current co-participation regime (the “Co-Participation Regime). Originally intended as a temporary measure, the Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces and the City of Buenos Aires have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified. The Comisión Federal de Impuestos (Federal Tax Commission), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the Co-Participation Regime.

Until December 31, 2017, after effecting the deductions based on the special distribution arrangements described below, the Co-Participation Law required the Government to transfer to a federal co-participation fund 64.0% of income tax revenues (net of Ps.580 million, as described below), 89.0% of value-added tax revenues, 100.0% of revenues from the notional minimum income tax and 93.7% of revenues from the personal assets tax, 30.0% of the revenues generated by the tax on financial transactions and the revenues from excise tax and other minor taxes. As of January 1, 2018, the Fiscal Consensus eliminated the 64.0% cap on income tax revenues subject to automatic distribution under the Co-Participation Regime. As a consequence of this elimination, commencing in 2018, 100% of the income tax revenues form part of the co-participation fund and must be distributed in accordance with the Co-Participation Regime. In addition, the Fiscal Consensus establishes that 100.0% of revenues generated by the tax on financial transactions will be allocated to ANSES, excluding the prior 30.0% of this revenues from the federal Co-Participation Regime.

The special distribution arrangements in place through December 31, 2017 in addition to the federal Co-Participation Regime include the following:

•	VAT. 11% of VAT revenues were distributed as follows: 6.27% to the Provinces and City of Buenos Aires and the remaining 93.73% to ANSES;

•

Income tax. after deducting Ps.580 million revenues distributed to ANSES, Aportes del Tesoro Nacional (National Treasury Contributions, or “ATN”) and the provinces, special distribution arrangements provide that 36.0% of the remaining income tax revenues are distributed as follows:

•	20% are distributed to ANSES;

•	the lesser of 10% and Ps.650 million are distributed to the province of Buenos Aires (any revenues exceeding Ps.650 million up to the 10% limit are distributed among the rest of the provinces);

•	4% are distributed among all provinces other than the Province of Buenos Aires; and

•

2% are distributed to the Aportes del Tesoro Nacional fund (the “ATN Fund”), created on 1998 to correct provincial fiscal imbalances or grant emergency aid to the provinces by making transfers from the Government to an affected province.

•	Taxes on personal goods. After deducting Ps.250,000 to INCUCAI, 6.27% are allocated to the provinces and the City of Buenos Aires;

•

Taxes on fuels. Revenue from most taxes on fuels were allocated to ANSES, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda (National Housing Fund). Beginning in 2018, revenues from tax on gasoil have been allocated to the PPP system.

•

Monotributo (self-employment tax). Revenue from the self-employment tax is divided into a tax component and a social security component. The tax component is allocated: 70% to ANSES system and 30% as provided in the Co-Participation Law. The social security component is entirely allocated to ANSES.

Agreement for a New Federalism

Before the Fiscal Consensus, a 1992 agreement among the Government, the provinces and the City of Buenos Aires permitted the Government to withhold 15% of total tax revenues subject to the Co-Participation Regime to fund ANSES. This 15% withholding was extended annually and finally enacted in 2006 under Article 76 of Law No. 26,078, Presupuesto de Gastos y Recursos de la Administración Nacional para el Ejercicio 2006 (the “2006 National Budget Law”). In November 2015, the Supreme Court of Argentina declared that withholding unconstitutional as applied to the provinces of Córdoba, San Luis and Santa Fe, and ordered the Government to return the funds that had been withheld from these provinces since 2006, plus accrued interest.

In 2016, the Macri administration reached agreements with all provinces, other than Córdoba, San Luis and Santa Fe, (which had the benefit of the Supreme Court rulings) for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law (the Programa Acuerdo para el Nuevo Federalismo or “Agreement for a New Federalism”). The Agreement for a New Federalism entitled the provinces to gradually recover their share of the 15% previously withheld by the Government, subject to certain conditions. A special financing facility through ANSES provided the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year during a five year period thereafter. The Government reached separate agreements with Córdoba, San Luis and Santa Fe regarding the terms of the payments to those provinces ordered by the Supreme Court.

Other Arrangements with the Provinces

Since the late 1990s, the Government entered into different arrangements with the provinces to regularize their fiscal situation. Under these arrangements, the Government provides financial assistance to the provinces in various forms and subject to various conditions. Some of these programs are highlighted below.

Bogars. Between 2002 and 2004, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring. These bonds (subject to indexation via CER) were issued by the Provincial Development Fund in an aggregate principal amount of Ps.21.7 billion, and their payment is secured through a Government guarantee. The Government’s guarantee is, in turn, secured through a pledge of the province’s share of revenues from the tax on financial transactions and co-participation taxes. In practice, the Government deducted payments due by the Provinces under the Bogar from transfers of co-participation taxes to the provinces. As of December 31, 2012, Ps.35.6 billion, or 94.6%, of Bogar had been refinanced under the program established in 2010 to refinance the debt owed by the Provinces to the Government. The increase in the amount outstanding since the first refinancing, in December, 2012, was due to the CER indexation adjustments.

Fiscal Responsibility Law. The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces and the City of Buenos Aires, that approved it. To date, 21 of 23 provinces have approved the Fiscal Responsibility Law. This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•

the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•

the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (other than in connection with expenditures for the promotion of economic activity, employment and social assistance). Any province in breach of this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of Treasury to incur debt or issue guarantees; and

•	the Ministry of Treasury must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the Federal Co-Participation Regime.

Since 2009, Congress has approved amendments to the Fiscal Responsibility Law to grant flexibility to the fiscal regulation. This increased flexibility refers both to public expenditure growth and to the level of financial results. In addition, the provinces may not incur debt service obligations in excess of 15% of current provincial revenues net of co-participation transfers to the municipal governments during the relevant year. These amendments have sought to aid provincial governments in addressing their fiscal deficits.

On October 25, 2016, the then Minister of the Treasury and Public Finance along with all provincial ministers of finance announced the inclusion of certain amendments to the Fiscal Responsibility Law in the Government’s 2017 budget. The amendments sought to reduce the overall public sector deficit in 2017, enhance transparency in provincial public accounts and restrain public spending by capping public spending increases in 2017 at the growth rate of nominal GDP.

On August 17, 2017, the Consejo Federal de Responsabilidad Fiscal (Fiscal Responsibility Council), composed of the ministers of economy and/or finance of the City of Buenos Aires and all provinces (excluding San Luis, which elected not to participate), approved the Fiscal Consensus, establishing rules designed to enhance sound public finance practices at the national and provincial levels and ensure that each jurisdiction maintains control over its expenses, such as capping increases in public expenditures for any given period at the inflation rate for that period, and capping increases in overall public employment at the rate of population growth. The Fiscal Consensus also limits tax increases, especially on taxes on labor and production and the financing of labor and production, in order to foster economic growth at the national and regional level. On December 22, 2017, Congress approved the Fiscal Consensus as an amendment to the Fiscal Responsibility Law, setting guidelines to enhance the solvency of national and provincial public sector accounts with the aim of reducing the overall public sector deficit. As of the date of this Annual Report, all of the provincial legislatures (except for the legislatures of La Pampa and San Luis) and the legislature of the City of Buenos Aires had approved the Fiscal Consensus.

Social Security

Nationalization of the Pension Funds System

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. See “—Introduction.”

Social Security Framework

ANSES is a self-governing entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

A significant portion of ANSES’s investments portfolio includes Government debt.

Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and the City of Buenos Aires. The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits for retirees and for eligible individuals:

•

Prestación básica universal (Basic pension). ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•

Prestación compensatoria (Compensatory pension). ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time during which contributions were made.

•

Prestación adicional por permanencia (Additional pension). Recipients of the basic pension and compensatory pension also receive an additional pension. The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•	Retiro por invalidez (Disability retirement). Allowance granted to disabled individuals under the age of 65.

•	Jubilación por edad avanzada (Pension for the elderly). Allowance granted to individuals over the age of 70 who do not qualify for a basic retirement pension.

•

Pensión por fallecimiento (Death pension). Allowance granted to certain dependents of a deceased retiree, if at the time of the retiree’s death, such dependents were unable to work due to a disability.

•

Universal Child Allowance: ANSES provides a monthly pension child per under the age of 18 and per disabled child (with no age limit) of workers in the informal sector of the economy, employees with income below the minimum monthly wage and the unemployed.

•	Asignación Universal por Embarazo (Universal Pregnancy Allowance). ANSES provides a monthly allowance to pregnant women, who have no medical insurance, from the twelfth week of pregnancy.

In September 2014, the Government extended the social security system to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but had not contributed to the system for the required number of years. This extension contributed to the 30.5% average increase in pensions during 2014. See “The Argentine Economy—Economic History and Background—Macri Administration: 2015-2017.”

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•

the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service. Heads of Households program beneficiaries may opt for a new plan called Más y Mejor Empleo (More and Better Jobs), as well as the Seguro de Capacitación y Empleo (Training and Employment Insurance) and the Programa Familias por la Inclusión Social (Families for Social Inclusion Program).

Currently, the national social security system is funded primarily through the following taxes:

•	payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business);

•

mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•

the monotributo (self-employment tax) system applicable to self-employed individuals (under which amounts are determined on an individual basis according to assumed income ranges for various lines of work).

Other fiscal revenues allocated to cover costs of ANSES through include the following:

•	Ps.120 million from income tax revenues plus an additional 20% of income tax revenues in excess of Ps.580 million;

•	11% of VAT revenues, which in 2017 wre allocated as follows: 6.27% to Provinces and City of Buenos Aires and the remaining 93.73% to ANSES;

•	100% of revenues from taxes on diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the monotributo (self-employment tax); and

•	100% of revenues from the emergency tax on cigarettes and the internal tax on gasoline-powered vehicles.

Commencing in 2018, ANSES receives 100% of the tax on financing transactions.

Evolution of Social Security Revenues and Expenditures

From 2013 to 2017, the social security system balance from a Ps.20.1 billion surplus in 2013 to a Ps.83.7 billion deficit in 2017. This change was primarily due to a 297.1% net increase in social security payments, primarily due to an increase in the number of beneficiaries and the automatic increase in benefit amounts mandated by Law No. 26,417 (the “Social Security Mobility Law”), which was enacted in October 2008 to address the mobility of public social security regimes. This law guarantees a minimum pension, which is adjusted semi-annually by reference to changes in both the wage index published by INDEC and tax revenues. See “Recent Developments—Public Sector Finances—Fiscal Policy” for information on a Supreme Court ruling of December 2018 affecting social security expenditures.

Social security revenues. In 2013, social security revenues increased by 31.3% as compared to 2012 from Ps.179.8 billion in 2012 to Ps.236.1 billion, primarily as a result of an increase in nominal wages and the number of registered workers. In 2014, social security revenues increased by 30.3% as compared to 2013 from Ps.236.1 billion in 2013 to Ps.307.7 billion. In 2015, social security revenues increased by 35.0% as compared to 2014 from Ps.307.7 billion to Ps.415.4 billion. In 2016, social security revenues increased by 33.9% as compared to 2015 from Ps.415.4 billion to Ps.556.1 billion, mainly driven by an increased taxable wages as compared to 2015, and changes in legislation, including the increase of the maximum taxable base for the calculation of contributions. In 2017, social security revenues increased by 31.9% as compared to 2016 from Ps.556.1 billion to Ps.733.5 billion, mainly driven by an increase in taxable wages as compared to 2016.

Social security expenditures. In 2013, social security expenditures increased by 33.1% to Ps.314.8 billion. In 2014, social security expenditures increased by 35.1% to Ps.425.3 billion. In 2015, social security expenditures increased by 43.8% to Ps.611.5 billion. In 2016, social security expenditures increased by 44.5% to Ps.883.1 billion. In 2017, social security expenditures increased by 35.4% to Ps.1.195,7 billion.

Retiree Programs and Ley de Reforma Previsional (Pension Reform Law)

On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guaranteed a basic income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners entitled retirees to claim retroactive compensation in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to pay for this program. See “—Nationalization of the Pension Funds System.”

On December 28, 2017, Congress passed the Pension Reform Law, which seeks to improve the sustainability and predictability of Argentina’s pension program. To that effect, the basic formula for the periodic adjustment of retirements, pensions and the Asignación Universal por Hijo (Universal Child Allowance) was modified effective March 2018 to provide for quarterly adjustments based on a formula that combines the registered inflation for the period (which weighs 70% in the formula) with the Remuneración Imponible Promedio de los Trabajadores Estables (RIPTE), an index published by the Ministry of Labor that measures the salary increases of state employees (which weighs 30% in the formula). The Pension Reform Law also guaranteed a one-time supplemental payment in 2018 to beneficiaries of the Prestación Básica Universal (Universal Basic Benefit) who have established 30 or more years of service with effective contributions, to ensure that the beneficiary’s pension received in 2018 totals eighty-two percent (82%) of the value of the Minimum Living Wage.

The Pension Reform Law also deferred statutory mandatory retirement age from the age of 65 to 70 (for men) and from 60 to 70 (for women). This deferral does not extend to employees who satisfied the applicable legal requirement to request pension benefits before turning 70. Public sector employees are also excluded from this regime.

President Macri decreed one-time distributions to certain categories of recipients of pensions and other welfare payments to mitigate the impact of the Pension Reform Law for those beneficiaries.

PUBLIC SECTOR DEBT

Overview

Unless otherwise specified, all amounts of the Republic’s outstanding securities included in this section “Public Debt” were calculated as of December 31, 2017.

The Republic’s total gross public debt consists of foreign currency-denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government. Except where indicated, foreign currency-denominated debt and peso-denominated debt is comprised of performing and non-performing debt (including Untendered Debt). Untendered Debt has been defined to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2017 plus compensatory or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than time-barred interest), as well as default interest. The Republic is not paying time-barred claims on principal or interest, and the Settlement Proposal is not available for claims on principal or interest that are time-barred. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

As of December 31, 2017, nominal claims on account of Untendered Debt (including solely for this purpose claims that the Republic considers time-barred), as registered in the public accounts of the Ministry of Treasury, totaled approximately U.S.$2.9 billion.

The Republic’s total gross public debt, including Untendered Debt, for the years 2013 through 2017, was:

•	U.S.$223.4 billion, as of December 31, 2013;

•	U.S.$239.3 billion, as of December 31, 2014;

•	U.S.$240.7 billion, as of December 31, 2015;

•	U.S.$275.4 billion, as of December 31, 2016; and

•	U.S.$320.9 billion, as of December 31, 2017.

A significant portion of the Untendered Debt that remained outstanding in December 31, 2015 was subject to legal proceedings in courts of various international jurisdictions and monetary judgments against the Republic have been entered in many proceedings. Monetary judgments generally include penalty interest and interest on interest depending on the applicable legislation of each jurisdiction. As of December 31, 2015, Untendered Debt, as registered in the public accounts of the Ministry of Treasury, totaled U.S.$6.1 billion of past due principal amounts and principal that had not become due, but excluding past due interest, penalty interest and interest on interest. A significant portion of the Untendered Debt outstanding as of December 31, 2015 has been settled since, on the basis of the Republic’s Settlement Proposal.

As of December 31, 2017, the Republic’s total gross public debt was U.S.$320.9 billion. Peso-denominated debt totaled Ps.1,884.3 billion (U.S.$100.4 billion), representing 31.3% of the Republic’s total gross public debt, of which 8.0% corresponded to CER-index linked debt. Foreign currency-denominated debt totaled U.S.$220.6 billion, representing 68.7% of the Republic’s total gross public debt.

As of December 31, 2017, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	48.6% of total gross public debt, or U.S.$155.8 billion, primarily consisted of Public Debt held by National Public Sector Agencies;

•	42.2% of total gross public debt, or U.S.$135.5 billion, was Public Debt held by private sector creditors; and

•	9.2% of total gross public debt, or U.S.$29.6 billion, primarily consisted of Public Debt held by other creditors.

As of December 31, 2017, total gross public debt (excluding non-performing debt and Untendered Debt) by type of instrument was as follows: 69.8%, or U.S.$221.9 billion, in bonds; 18.8%, or U.S.$59.7 billion in temporary advances from the Central Bank and Treasury notes; 9.3%, or U.S.$29.6 billion, in loans from multilateral and bilateral lenders; 1.7% or U.S.$5.5 billion, in loans from commercial banks and suppliers; and 0.4%, or U.S.$1.1 billion, in National Guaranteed Loans.

As of December 31, 2017, non-performing debt (excluding Untendered Debt) totaled U.S.$107.4 million, or less than 0.1% of total gross public debt, of which U.S.$60.5 million represented non-performing debt not yet due and U.S.$47.0 million corresponded to non-performing debt subject to restructuring or in arrears.

Between 2011 and 2015, the Government borrowed against freely available international reserves from the Central Bank to fund the repayment of public debt. Through a 2010 emergency decree, the Argentine Debt Repayment Fund was established to fund the repayment of debt held by private creditors. Additionally, the Central Bank advanced funds to service debt with international financial institutions and bilateral official sector creditors. For each amount borrowed, the Central Bank received a non-transferrable 10-year Treasury note.

The following table shows the amounts borrowed from the Central Bank specifically to fund the repayment of public debt for the periods indicated.

	Government Borrowing from the Central Bank(1) (in billions of U.S. dollars)
	2013		2014		2015		2016	2017
Payments to Official Sector	U.S.$	2.3	U.S.$	3.0		—	—	—
Debt Repayment Fund		7.1		7.9		10.6	—	—

Total	U.S.$	9.4	U.S.$	10.9	U.S.$	10.6	—	—

(1)	Temporary advances in local currency by the Central Bank to the Government are not included.

Source: Ministry of Finance.

Debt Record

Introduction

From time to time, the Republic has carried out debt restructuring transactions in accordance with Section 65 of Law No. 24,156 and other applicable legislation. During the past 26 years, the Republic has entered into three restructurings of external and domestic debt in default: the Brady Plan, the 2005 Debt Exchange and the 2010 Debt Exchange. In 2001, in an effort to avoid a default, the Republic conducted a major voluntary exchange, referred to as the “Mega Canje,” of existing Government bonds for new bonds with longer maturities. However, the debt exchange provided only temporary relief and failed to contain the surge in the Government’s borrowing costs. In 2014, the Republic reached a settlement agreement with the members of the Paris Club, a group of official sector creditors, in connection with outstanding debt owed to Paris Club members on which the Republic had defaulted during the 2001-2002 economic crisis.

Paris Club

The Republic restructured debt due to members of the Paris Club, a group of sovereign creditors, through five separate agreements in 1985, 1987, 1989, 1991 and 1992. During the debt crisis that began in 2001, the Republic defaulted on its outstanding debt owed to Paris Club members. As of April 30, 2014, the total outstanding debt owed to members of the Paris Club amounted to U.S.$9,690 million, which consisted of U.S.$4,955 million in principal, U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest. On May 29, 2014, the Republic reached a settlement agreement with the Paris Club to cancel the total outstanding debt in five years. Under the terms of the settlement agreement, the Republic made an initial principal payment of U.S.$650 million in July 2014 and an additional principal payment of U.S.$500 million in May 2015, in each case together with accrued and unpaid interest. The outstanding balance accrues interest at a rate of 3.00% per annum.

For further discussion of debt owed to Paris Club lenders, see “—Debt Record—Paris Club.”

Commercial Banks

In 1985 and 1987, the Republic negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring: “new money bonds” and “alternative participation instruments,” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan

In April 1992, the Republic announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96.0% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of the Republic’s foreign debt.

Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or “FRBs,” and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.3 billion of interest in arrears.

The Republic serviced the Brady Bonds until its default in 2001. Approximately 95.7% of the then outstanding U.S. dollar-denominated Brady Bonds and 81.3% of the then-outstanding euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2017:

•

U.S.$30.5 million (including interest accrued at contractual rates but excluding penalty interest) of par Brady Bonds that had not been tendered in the 2005 and 2010 Debt Exchanges or pursuant to settlement agreements since 2016 remained outstanding and consisted of: (i) U.S.$12.6 million of past due principal amounts and principal that had not become due and (ii) U.S.$17.9 million of past due interest amounts;

•

U.S.$14.5 million (including interest accrued at contractual rates but excluding penalty interest) of discount Brady Bonds that had not been tendered in the 2005 and 2010 Debt Exchanges or pursuant to settlement agreements since 2016 remained outstanding and consisted of: (i) U.S.$7.1 million of past due principal amounts and principal that had not become due and (ii) U.S.$7.4 million of past due interest amounts; and

•

U.S.$36.2 million (including interest accrued at contractual rates but excluding penalty interest) of FRBs that had not been tendered in the 2005 and 2010 Debt Exchanges or pursuant to settlement agreements since 2016 remained outstanding and consisted of: (i) U.S.$26.6 million of past due principal amounts and principal that had not become due and (ii) U.S.$9.58 million of past due interest amounts.

Principal payments and a portion of interest payments on the par and discount Brady Bonds are secured by collateral. For a description of these security arrangements, see “—Debt Record—Secured or Guaranteed Debt.”

2001 Debt Crisis

On December 24, 2001, the Government (under the temporary administration of President Rodríguez Saá) declared a moratorium on a substantial portion of the Republic’s public debt. President Duhalde, his successor, endorsed the moratorium when he took office some days later. The Public Emergency Law, enacted on January 6, 2002 (which has been extended until December 31, 2019), authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure the Republic’s public debt.

On February 6, 2002, the Government officially suspended payments on the Republic’s public debt and authorized the Ministry of Treasury to undertake a restructuring of these obligations. Subsequently, the Government issued various measures refining the scope of the suspension of debt payments. As a result of these measures, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued after the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

2005 Debt Exchange

On January 14, 2005, the Republic invited holders of 152 different series of securities on which it had defaulted in 2001 to exchange their defaulted debt for 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities. The aggregate eligible amount of securities that were eligible to participate in the exchange (including principal of the eligible securities plus accrued but unpaid interest accumulated through December 2001) was approximately U.S.$81.8 billion. The aggregate eligible amount of securities tendered in the 2005 Debt Exchange was (in each case together with past due interest) approximately U.S.$62.3 billion, representing 76.2% of the aggregate eligible amount of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the 2005 Debt Exchange were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2038 Par Bonds due December 31, 2038;

•	the 2033 Discount Bonds due December 31, 2033;

•	the 2045 Quasi-Par Bonds due December 31, 2045; and

•	the 2035 GDP-Linked Securities with a notional amount of GDP-linked securities expiring no later than December 15, 2035.

Until December 31, 2014, participants in the 2005 Debt Exchange had the right to participate in any future offer by the Republic to repurchase, exchange or amend any of the Untendered Debt.

Mandatory repurchase clauses require the Republic to allocate defined amounts to the repurchase of bonds issued in the 2005 Debt Exchange and certain other indebtedness. In addition, the Republic is required to repurchase bonds issued in the 2005 Debt Exchange if the Republic’s GDP exceeds a pre-established threshold.

The terms of the securities issued in the 2005 Debt Exchange were as follows.

The 2038 Par Bonds:

•	were issued in an aggregate principal amount of U.S.$15.0 billion;

•	mature in 2038; and

•

bear interest at fixed rates rising from 1.33% to 5.25% (for 2038 Par Bonds denominated in U.S. dollars), from 1.20% to 4.74% (for 2038 Par Bonds denominated in euros), from 0.24% to 0.94% (for 2038 Par Bonds denominated in Japanese yen), and from 0.63% to 2.48% (for 2038 Par Bonds denominated in pesos).

The 2033 Discount Bonds:

•	were issued in an aggregate principal amount of U.S.$11.9 billion;

•	mature in 2033; and

•

bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds denominated in euros), 4.33% (for 2033 Discount Bonds denominated in Japanese yen), and 5.83% (for 2033 Discount Bonds denominated in pesos).

The 2045 Quasi-Par Bonds:

•	were issued in an aggregate principal amount of Ps.24.3 billion (approximately U.S.$8.3 billion);

•	mature in 2045; and

•	bear interest at a fixed rate of 3.31%.

The 2035 GDP-Linked Securities:

•	were issued in a notional amount of approximately U.S.$62.3 billion;

•	were issued originally as a single unit with the underlying 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds;

•	expire no later than December 15, 2035; and

•

provide for payments in respect of any given reference year only if a number of conditions are met relating to the performance of the Republic’s GDP in such year; the total amount to be paid during the life of the 2035 GDP-Linked Securities, per unit of 2035 GDP-Linked Security, cannot exceed 0.48 minus payments made under 2035 GDP-Linked Securities issued in the 2005 Debt Exchange through 2010, measured per unit of currency.

The outstanding principal amount of all 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds denominated in pesos is adjusted for inflation based on the CER, a unit of account whose value in pesos is indexed to consumer price inflation in Argentina, as measured by changes in the CPI. See “Presentation of Statistical and Other Information—Certain Methodologies.”

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

2010 Debt Exchange

On April 30, 2010, the Republic launched an invitation to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment (the “April Invitation”).

Holders of eligible securities who participated in either the April Invitation or in the offer conducted by the Republic in Japan concurrently with the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2033 Discount Bonds (2010) due December 2033 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2038 Par Bonds (2010) due December 2038 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2017 Globals due 2017 and denominated in U.S. dollars; and

•	the 2035 GDP-Linked Securities (2010) expiring no later than December 2035 and denominated in U.S. dollars, euros, Japanese yen and pesos.

In December 2010, the Republic launched a reopening of the April Invitation in the domestic market (the “December Invitation”). The December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The terms of the securities issued in the 2010 Debt Exchange were as follows:

The 2038 Par Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$2.0 billion;

•	mature in 2038; and

•

bear interest at fixed rates rising from 2.50% to 5.25% (for 2038 Par Bonds (2010) denominated in U.S. dollars), from 2.26% to 4.74% (for 2038 Par Bonds (2010) denominated in euros), from 0.45% to 0.94% (for 2038 Par Bonds (2010) denominated in Japanese yen) and from 1.18% to 2.48% (for 2038 Par Bonds (2010) denominated in pesos).

The 2033 Discount Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$3.4 billion;

•	mature in 2033; and

•

bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds (2010) denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds (2010) denominated in euros), 4.33% (for 2033 Discount Bonds (2010) denominated in Japanese yen) and 5.83% (for 2033 Discount Bonds (2010) denominated in pesos).

The 2017 Globals:

•	were issued in an aggregate principal amount of approximately U.S.$950 million;

•	mature in 2017; and

•	bear interest at a fixed rate of 8.75%.

The 2035 GDP-Linked Securities (2010):

•	were issued in a notional amount of approximately U.S.$12.2 billion;

•	expire no later than December 15, 2035; and

•

provide for payments in respect of any given reference year only if a number of conditions relating to the performance of the Republic’s GDP in such year are met; the total amount to be paid during the life of the 2035 GDP-Linked Securities (2010), per unit of 2035 GDP-Linked Security (2010), cannot exceed 0.48 minus payments made under 2035 GDP-Linked Securities issued in the 2005 Debt Exchange through 2010, measured per unit of currency.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, totaled approximately U.S.$12.4 billion, representing approximately 66.2% of the aggregate eligible amount of eligible securities.

Brady Bond Invitation

During December 2010, the Republic announced an invitation to the holders of the Brady Bonds, or the “Brady Invitation,” to tender their Brady Bonds in exchange for a combination of 2033 Discount Bonds (2010), 2017 Globals, 2035 GDP-linked Securities (2010) and cash payment. The Brady Invitation was, however, subject to the requirement that the Court of Appeals affirm the lower court’s ruling allowing the release, liquidation and transfer to the tendering holders of the proceeds of the collateral securing the tendered Brady Bonds. On July 20, 2011, the Court of Appeals reversed the lower court. As a result, on August 5, 2011, the Republic cancelled the Brady Invitation without accepting any tenders. All tenders under the Brady Invitation were automatically deemed rejected.

The Pari Passu Litigation and the Settlement Proposal

Following the Republic’s default on its debt at the end of 2001, certain of its creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. For additional information regarding litigation in the United States, including the pari passu litigation and the Republic’s Settlement Proposal to settle claims on the Untendered Debt, See “Recent Developments—Public Sector Debt—Legal Proceedings—Pari passu litigation” and “—Legal Proceedings.”

Indirect Debt

The Government guarantees—in part or in full—principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of December 31, 2017, the Government guaranteed third-party obligations for an aggregate amount of U.S.$7.1 billion (including past due principal and interest) as compared to U.S.$2.9 billion as of December 31, 2016, consisting of the following obligations:

•	U.S.$1.4 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer;

•	U.S.$5.7 billion in debt owed by public sector entities other than the Government (such as Banco de la Nación Argentina); and

•	U.S.$11.0 million in debt of private sector entities; none of these debts were secured by assets of the Republic.

Secured or Guaranteed Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. A description of these security arrangements follows:

National Guaranteed Loans. These peso-denominated loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the Co-Participation Law). As of December 31, 2017, the outstanding principal amount of National Guaranteed Loans was approximately U.S.$1.1 billion.

Brady Bonds. The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstaltfür Wiederaufbau (Germany’s development bank). The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2017, the value of the collateral was U.S.$217.0 million. A portion of the interest payable on Brady Bonds was also collateralized.

Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued unsecured bonds maturing in 2008 (instead of 30-year Brady Bonds) to Spanish banks. These bonds were guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001. In 2014, the Government settled on all amounts owed to the Spanish government for a total payment of U.S.$93.7 million, and reached an agreement on a payment schedule. As December 31, 2017, the amount outstanding owed to the Spanish government totaled U.S.$56.4.

Evolution of Public Debt

From 2013 through 2017, the Republic’s total gross public debt (including Untendered Debt) increased by 43.6% from U.S.$223.4 billion as of December 31, 2013 to U.S.$320.9 as of December 31, 2017, mainly as a result of issuances exceeding amortization payments, inflation adjustments of certain outstanding bonds and compounding interest. These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

As of December 31, 2017, foreign currency-denominated debt totaled U.S.$220.6 billion and represented 68.7% of total gross public debt compared to U.S.$188.3 billion and 68.4% of total gross public debt as of December 31, 2016. The increase in absolute terms in foreign currency-denominated debt as of December 31, 2017 as compared to December 31, 2016 was mainly due to the issuance of Treasury bills for U.S.$17.1 billion, Birads for U.S.$9.8 billion, Bonares for U.S.$4.3 billion, Biraes for U.S.$3.3 billion) and Birafs for U.S.$410.6 billion.

From 2013 to 2015, the Republic had limited access to international capital markets and as a result, most of the new debt incurred in this period represented domestic debt issued in pesos and U.S. dollars. Moreover, during this period, a substantial portion of the domestic debt issued by the Government was held by other public sector entities. As of December 31, 2017, 48.6% of the Republic’s total public debt was held by public sector entities, and 24.9% of the Republic’s total foreign currency-denominated debt was held by public sector entities as of December 31, 2017.

The following table sets forth information on the Republic’s total gross public debt as of the dates indicated.

Total Gross Public Debt(1)

(in millions of U.S. dollars)

	2013		2014		2015		2016		2017
Peso-denominated Debt:(2)
Performing	U.S.$	77,152	U.S.$	77,876	U.S.$	73,819	U.S.$	87,068	U.S.$	100,274
Non-performing principal arrears		5		4		3		3		3
Untendered Debt(5)		112		107		81		90		92
Total peso-denominated debt		77,269		77,987		73,903		87,161		100,368
As a % of total gross public debt		34.6%		32.6%		30.7%		31.6%		31.3%
Foreign currency-denominated debt:(4)
Performing		119,330		143,763		148,780		179,806		217,677
Non-performing debt not yet due(3)		213		60		60		60		60
Non-performing principal arrears		4,901		36		33		32		35
Non-performing interest arrears		1,030		9		8		8		9
Non-performing compensatory interest		3,504		—		—		—		—
Untendered Debt(5)		17,193		17,472		17,881		8,378		2,785
Total foreign currency-denominated debt		146,170		161,339		166,762		188,285		220,566
As a % of total gross public debt		65.4%		67.4%		69.3%		68.4%		68.7%
Total gross public debt (including arrears)(6)		223,439		239,326		240,665		275,446		320,935
Collateral and other credits		(7,136)		(1,734)		(1,891)		(1,818)		(1,853)
Total public debt less collateral and other credits (including arrears)	U.S.$	216,303	U.S.$	237,592	U.S.$	238,774	U.S.$	273,628	U.S.$	319,082
Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		43.5%		44.7%		52.6%		53.3%		57.1%
Total gross public debt (including arrears) as a % of annual Government revenues		205.8%		205.2%		241.0%		249.6%		287.7%
Exchange rate(8)		6.52		8.55		13.01		15.85		18.77
CER(8)		3.52		4.38		5.04		6.84		8.38

(1)	Total debt was calculated using the exchange rate at the end of each period.
(2)

Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, Bogars (except for 2014, 2015, 2016 and 2017), temporary advances from the Central Bank, Treasury notes, Treasury bills, commercial-bank debt, promissory notes and others). Includes debt instruments initially issued in U.S. dollars but converted into pesos. For a list of these instruments, see “—Debt Record.” Beginning in 2014, Bogars are not included in the total gross public debt.

(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, Treasury notes, Treasury bills, commercial-bank debt and others).
(5)

Includes claims on principal and/or interest that the Republic considers time-barred. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

(6)	Includes Untendered Debt, collateral and other credits representing an obligation from the main obligor to reimburse the Republic for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.
Source:	INDEC and Ministry of Treasury.

In 2013, the Republic’s total gross public debt increased by 3.0% to U.S.$223.4 billion (43.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$41.6 billion in peso-denominated debt;

•	the issuance of U.S.$15.4 billion in foreign currency-denominated debt; and

•	compounding of U.S.$1.1 billion in interest.

These factors were partially offset by principal payments that totaled U.S.$33.8 billion, exchange rate fluctuations that reduced debt by U.S.$13.3 billion and CER linked debt adjustments of U.S.$5.7 billion.

In 2014, the Republic’s total gross public debt increased by 7.1% to U.S.$239.3 billion (44.7% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$57.0 billion in peso-denominated debt;

•	the issuance of U.S.$36.9 billion in foreign currency-denominated debt; and

•	compounding of U.S.$0.03 billion in interest.

These factors were partially offset by principal payments that totaled U.S.$52.8 billion, exchange rate fluctuations that reduced debt by U.S.$15.3 billion, inflation adjustments of U.S.$1.2 billion and a methodological adjustment that excluded obligations due between 2018 and 2020 under Bogar by a total of U.S.$5.6 billion.

In 2015, the Republic’s total gross public debt increased by 0.6% to U.S.$240.7 billion (53.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$61.8 billion in peso-denominated debt; and

•	the issuance of U.S.$33.8 billion in foreign currency-denominated debt.

These factors were partially offset by principal payments that totaled U.S.$62.6 billion, exchange rate fluctuations that reduced debt by U.S.$26.9 billion and CER linked debt adjustments of U.S.$5.1 billion.

In 2016, the Republic’s total gross public debt increased by 14.5% to U.S.$275.4 billion (54.2% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$52.5 billion in peso-denominated debt;

•	the issuance of U.S.$44.8 billion in foreign currency-denominated debt; and

•	CER linked debt adjustments of U.S.$1.9 billion.

These factors were partially offset by principal payments that totaled U.S.$44.5 billion and exchange rate fluctuations that reduced debt by U.S.$10.4 billion.

In 2017, the Republic’s total gross public debt increased by 16.5% to U.S.$320.9 billion (57.1% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$69.4 billion in peso-denominated debt; and

•	the issuance of U.S.$75.1 billion in foreign currency-denominated debt.

These factors were partially offset by principal payments that totaled U.S.$83.9 billion and exchange rate fluctuations that reduced debt by U.S.$10.1 billion.

The following table sets forth information on intra-public sector issuances between January 1, 2013 and December 31, 2017, which provided new financing to the Treasury.

Intra-Public Sector Issuances(1)

(in millions of U.S. dollars)

	For the year ended December 31,
	2013		2014		2015		2016		2017
Temporary advances(2)	U.S.$	24,567	U.S.$	28,068	U.S.$	32,181	U.S.$	21,233	U.S.$	25,153
Peso-denominated debt		24,567		28,068		32,181		21,233		25,153
Foreign currency-denominated debt		—		—		—		—		—
Treasury notes		1,143		5,293		6,437		11,598		8,964
Peso-denominated debt(3)		548		4,672		5,796		10,879		8,964
Foreign currency-denominated debt (4)		595		621		641		718		—
Bontes										5,648
Peso-denominated debt(5)		—		—		—		—		5,648
Foreign currency-denominated debt
Boncers								643		4,038
Peso-denominated debt(6)		—		—		—		643		4,038
Foreign currency-denominated debt
Bonares		7,411		3,437		2,527		945		1,615
Peso-denominated debt(7)		7,411		2,537		1,070		945		1,585
Foreign currency-denominated debt(8)		—		900		1,456		—		29
Promissory notes		—		—		1,140		1,028		1,125
Peso-denominated debt(9)		—		—		1,140		1,028		1,125
Foreign currency-denominated debt		—		—		—		—		—
Botapos		—		—		—		—		1,096
Peso-denominated debt(10)		—		—		—		—		1,096
Foreign currency-denominated debt		—		—		—		—		—
Treasury bills		—		—		—		12,054		655
Peso-denominated debt(11)		—		—		—		—		115
Foreign currency-denominated debt(11)		—		—		—		12,054		540
Nontransferable notes Central Bank		9,425		10,940		10,640		376		—
Peso-denominated debt		—		—		—		—		—
Foreign currency-denominated debt(13)		9,425		10,940		10,640		376		—
Loans from BNA		3,668		2,307		3,506		—		—
Peso-denominated debt(14)		3,668		2,307		3,506		—		—
Foreign currency-denominated debt		—		—		—		—		—
Bonads		—		347		2,157		—		—
Peso-denominated debt(15)		—		347		2,157		—		—
Foreign currency-denominated debt		—		—		—		—		—
Bonacs		—		—		457		—		—
Peso-denominated debt(16)		—		—		457		—		—
Foreign currency-denominated debt		—		—		—		—		—

Total Argentine securities issued	U.S.$	46,213	U.S.$	50,391	U.S.$	59,045	U.S.$	47,877	U.S.$	48,295

(1)

The figures in the table show the amount in U.S. dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table. The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in U.S. dollars of such financings between January 1 and December 31 for each of the years in the period 2013 to 2017. The exchange rate used is that of the issue date.

(2)	Financing from the Central Bank.
(3)	Treasury notes with an interest rate ranging from 0% to 18.5% and maturity dates between February 13, 2013 and December 26, 2018.
(4)	Treasury notes with an interest rate ranging from 0% to 5% and maturity dates between February 4, 2013 and March 26, 2018.
(5)	Bontes with an interest rate of BADLAR plus 100 basis point and maturing August 8, 2019.
(6)	Boncers with an interest rate ranging from 2.25% to 4.25% and maturity dates between April 28, 2020 and July 22, 2021.
(7)	Bonares with an interest rate ranging from BADLAR plus 200 basis points to BADLAR plus 325 basis points and maturity dates between March 18, 2016 and April 3, 2022.
(8)	Bonares with a fixed interest rates ranging from 7% to 9% and maturity dates between April 17, 2017 and April 18, 2037.
(9)	Promissory notes with maturity dates between March 3, 2016, March 20, 2016 and March 20, 2018.
(10)	Botapos with an interest rate equal to the tasa de política monetaria (monetary policy rate) and maturing on June 21, 2020.
(11)	Treasury bills with zero rate and maturing on March 16, 2018.

(12)	Treasury bills with zero rate and maturity dates between February 23, 2018 and December 14, 2018.
(13)

Includes nontransferable notes issued to the Central Bank. The applicable rate of these notes is the lesser of LIBOR minus 1% and the yield of international reserves and maturity dates between January 3, 2016 and April 29, 2026.

(14)

These loans bear interest at an annual floating rate equal to BADLAR plus 100 basis points. Principal amortized in 24 consecutive monthly installments starting on the fifth business day of January 2013, 2014, 2015 and 2016, or the fifth business day of the month following 6 months of disbursement to be met, and thereafter on the fifth business day of each month.

(15)	Bonads with a fixed interest rate ranging from 0.75% to 2.50% and maturing on February 22, 2017 and June 4, 2018.
(16)	Bonacs with a floating interest rate (Lebacs and others) and maturing on March 31, 2016 and September 30, 2016.
Source:	Ministry of Treasury.

Debt by Interest Rate

The following tables set forth information on the Republic’s total gross public debt by type of interest rates.

Total Gross Public Debt by Type of Interest Rate(1)

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
Fixed rate(2)	U.S.$	117,307	U.S.$	116,627	U.S.$	127,611	U.S.$	154,438	U.S.$	172,553
Floating rate		76,032		89,627		85,427		85,659		94,644
BADLAR.		18,478		21,378		18,574		15,078		16,175
LIBOR		9,226		9,668		9,910		11,641		14,443
LIBOR minus 1%(3)		42,907		53,847		48,388		48,687		48,687
Floating IADB Rate		398		556		299		387		549
Others(4)		5,023		4,178		8,256		9,866		14,790
Zero rate(5)		30,100		33,072		27,626		35,349		53,738

Total gross public debt	U.S.$	223,439	U.S.$	239,326	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935

(1)	Includes past due principal and interest (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$24.1 billion as of December 31, 2017.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025 and 2026), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the lower of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank and promissory notes. As of December 31, 2017, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.2 billion and the amount of promissory notes in foreign currency was U.S.$84.4 million. As of December 31, 2016, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$24.1 billion and the amount of promissory notes in foreign currency was U.S.$123 million. As of December 31, 2015, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.5 billion and the amount of promissory notes in foreign currency was U.S.$249 million. As of December 31, 2014, the amount of temporary advances from the Central Bank was U.S.$29.4 billion and the amount of promissory notes in foreign currency was U.S.$385 million. As of December 31, 2013, the amount of temporary advances from the Central Bank was U.S.$28.0 billion and the amount of promissory notes in foreign currency was U.S.$130 million.

Source:	Ministry of Treasury.

Total Gross Public Debt by Type of Interest Rate(1)

(% of total gross public debt)

	As of December 31,
	2013	2014	2015	2016	2017
Fixed rate(2)	52.5%	48.7%	53.0%	56.1%	53.8%
Floating rate	34.0	37.4	35.5	31.1	29.5
BADLAR	8.3	8.9	7.7	5.5	5.0
LIBOR	4.1	4.0	4.1	4.2	4.5
LIBOR minus 1%(3)	19.2	22.5	20.1	17.7	15.2
Floating IADB Rate	0.2	0.2	0.1	0.1	0.2
Others(4)	2.2	1.7	3.4	3.6	4.6
Zero rate(5)	13.5	13.8	11.5	12.8	16.7

Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past due principal and interest (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)

Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$24.1 billion as of December 31, 2017.

(3)

Nontransferable notes issued to the Central Bank (Central Bank 2016, 2020, 2021, 2022, 2023, 2024, 2025 and 2026), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Includes savings accounts interest rate and others.
(5)

Includes temporary advances from the Central Bank and promissory notes. As of December 31, 2017, the amount of temporary advances from the Central Bank was U.S.$25.2 billion and the amount of promissory notes in foreign currency was U.S.$84.4 million. As of December 31, 2016, the amount of temporary advances from the Central Bank was U.S.$24.1 billion and the amount of promissory notes in foreign currency was U.S.$123 million. As of December 31, 2015, the amount of temporary advances from the Central Bank was U.S.$25.5 billion and the amount of promissory notes in foreign currency was U.S.$249 million. As of December 31, 2014, the amount of temporary advances from the Central Bank was U.S.$29.4 billion and the amount of promissory notes in foreign currency was U.S.$385 million. As of December 31, 2013, the amount of temporary advances from the Central Bank was U.S.$28.0 billion and the amount of promissory notes in foreign currency was U.S.$130 million.

Source: INDEC and Ministry of Treasury.

As of December 31, 2017, the composition of the public debt (excluding Untendered Debt) by interest rate included:

•

fixed rate peso-denominated debt, such as 2045 Quasi-Par Bonds, 2033 Discount Bonds, Boncers 2020, Bontes 2021, Bontes 2026, Boncers 2021, Boncers 2019, Bontes 2023, Bontes 2018, Bonads 2018, National Guaranteed Loans, 2038 Par Bonds, Treasury notes, Bocones and others;

•

fixed rate foreign currency-denominated debt, such as Bonares XXIV, 2033 Discount Bonds , 2038 Par Bonds, Birads 2026, Bonares XXVII, Bonars XXV, Birads 2021, Bonares XXII, Birads 2027, Bonares XVIII, Birads 2022 and others, bilateral debt, multilateral debt and Treasury notes;

•	zero rate peso-denominated debt, such as temporary advances from the Central Bank, Treasury notes and promissory notes;

•	zero rate foreign currency-denominated debt, such as promissory notes, Treasury notes, multilateral debt and Treasury bills guaranteed by the Central Bank;

•

floating rate peso-denominated debt, such as Treasury notes, Botapos 2020, Bontes Pesos 2019, Bonares Pesos 2022, Bonares Pesos 2019, Bonares Pesos 2020, Bonares Pesos 2018, and others, promissory notes Pesos 2019, Bocones, loans from Banco de la Nación Argentina, and all debt issued at BADLAR, savings, Lebacs or term deposit interest rates; and

•

floating rate foreign currency-denominated debt, such as LIBOR rate instruments including loans from multilateral organizations and bilateral debt, nontransferable issued to the Central Bank (Central Bank 2021, 2022, 2023, 2024, and 2025, in compensation for advances applied to cancel the debt with private creditors, multilateral organizations and bilateral lenders), and nontransferable issued to the Central Bank for an increase in the Republic of Argentina’s quota in the IMF, a portion of the bilateral debt and IADB rate loans.

Maturity Profile

For purposes of its debt maturity profile, the Republic divides its debt into three categories: short-term debt, medium- and long-term debt, arrears and Untendered Debt. Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding. Compensatory and default interest and Untendered Debt are also included in the total amount of debt outstanding.

The following tables set forth the Republic’s total public debt by term as of the dates indicated.

Total Gross Public Debt by Term

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
Short-term(1)	U.S.$	19,517	U.S.$	22,160	U.S.$	18,808	U.S.$	37,049	U.S.$	39,537
Medium-term and long-term(2)		177,177		199,539		203,852		229,887		278,474
Arrears:
Principal		4,906		40		36		35		38
Interest		1,030		9		8		8		9
Compensatory Interest(3)		3,504		—		—		—		—

Total arrears		9,440		49		44		43		47

Untendered Debt(4)		17,305		17,578		17,962		8,468		2,877

Total gross public debt(5)	U.S.$	223,439	U.S.$	239,326	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

Total Gross Public Debt by Term

(% of total gross public debt)

	As of December 31,
	2013	2014	2015	2016	2017
Short-term(1)	8.7%	9.3%	7.8%	13.5%	12.3%
Medium-term and long-term(2)	79.3	83.4	84.7	83.5	86.8
Arrears:	—	—	—	—	—
Principal	2.2	—	—	—	—
Interest	0.5	—	—	—	—
Compensatory Interest(3)	1.6	—	—	—	—

Total arrears	4.2	—	—	—	—

Untendered Debt(4)	7.7	7.3	7.5	3.1	0.9

Total gross public debt(5)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Includes claims on principal and/or interest that the Republic considers time-barred.
(5)	Amounts include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

The Republic’s short-term debt increased to 12.3% of total gross public debt as of December 31, 2017 from 8.7% as of December 31, 2013, primarily due to the issuance of Treasury bills for an aggregate amount of U.S.$14.0 billion and Treasury notes for an aggregate amount of U.S.$7.3 billion in 2017.

In 2017, the Republic’s short-term debt increased by 6.7% to U.S.$39.5 billion from U.S.$37.0 billion in 2016, primarily due to an increase in Treasury bills from U.S.$8.1 billion in 2016 to U.S.$14.0 billion in 2017.

The Republic’s medium- and long-term debt increased in relative terms to 86.8% of total gross public debt as of December 31, 2017 compared to 79.3% of total gross public debt as of December 31, 2013, and increased in absolute terms by U.S.$101.3 billion to U.S.$278.5 billion as of December 31, 2017 from U.S.$177.2 billion as of December 31, 2013, primarily due to issuances exceeding amortization payments, inflation adjustment of certain outstanding bonds, and compounding interest. These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

Distribution of Total Gross Public Debt by Type of Creditor and Term

The following tables set forth information relating to the Republic’s performing and non-performing public debt (including Untendered Debt) by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
Inter-American Development Bank	U.S.$	10,994	U.S.$	11,341	U.S.$	11,207	U.S.$	11,422	U.S.$	11,778
World Bank		6,122		6,007		5,852		6,048		6,328
Corporación Andina de Fomento		2,191		2,419		2,590		2,641		3,039
FONPLATA		53		53		82		81		115
European Investment Bank		9		5		—		—		—
International Fund for the Development of Agriculture		25		32		38		39		45
Central American Bank for Economic Integration		—		—		—		—		3
The OPEC Fund for International Development		—		—		—		—		20
Total multilateral debt		19,394		19,857		19,768		20,230		21,327
Paris Club		—		8,124		7,272		5,859		5,296
Bilateral debt		383		901		1,911		1,986		2,984
Total bilateral debt		383		9,026		9,183		7,845		8,280

Total official debt		19,777		28,883		28,952		28,075		29,607

Bonds:
Peso-denominated bonds		32,618		34,332		34,512		43,798		56,592
Foreign currency-denominated bonds		95,942		111,711		117,952		140,902		165,334

Total bonds		128,559		146,043		152,463		184,700		221,926

Treasury bills:
Peso-denominated bills		—		—		—		—		—
Foreign currency-denominated bills		—		—		—		—		6,068
Total Treasury bills		—		—		—		—		6,068
Temporary advances from the Central Bank		10,750		11,547		9,746		9,347		10,182
Treasury notes		1,471		4,427		5,504		2,455		522
Commercial banks		4,580		3,123		3,126		1,069		2,434
National Guaranteed Loans		3,035		2,877		2,076		1,845		1,139
Bogars		5,571		—		—		—		—
Guaranteed Debt
Promissory notes		1,971		1,483		998		898		797
Guarantees (Avales)		1,252		1,095		927		1,438		1,239
Guaranteed Treasury notes		—		—		—		—		4,499

Total Guaranteed Debt		3,223		2,578		1,925		2,336		6,535

Total medium-term and long-term debt		176,965		199,478		203,791		229,826		278,414

Short-term debt:
Treasury bills
Peso-denominated bills		—		—		—		—		2,906
Foreign currency-denominated bills		—		—		—		8,145		11,080
Total Treasury bills		—		—		—		8,145		13,986
Treasury notes		2,208		4,305		2,183		13,101		9,515
Temporary advances from the Central Bank		17,252		17,855		15,771		14,768		14,972
Promissory notes		56		—		854		1,305		1,065
Total short-term debt		19,517		22,160		18,808		37,049		39,537

Total performing debt		196,481		221,639		222,599		266,875		317,951

Non-performing debt(1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2)		152		—		—		—		—

	As of December 31,
	2013		2014		2015		2016		2017
Suppliers		—		—		—		—		—
Commercial banks		60		60		60		60		60

Total non-performing debt not yet due		213		60		60		60		60

Non-performing principal and interest arrears:
Paris Club		3,074		—		—		—		—
Other bilateral debt		2,182		—		—		—		—
Commercial banks		667		38		34		32		36
Suppliers		13		11		10		11		11
Compensatory interest		3,504		—		—		—		—

Total non-performing principal and interest arrears		9,440		49		44		43		47

Total non-performing debt		9,653		109		104		103		107

Untendered Debt(3)		17,305		17,578		17,962		8,468		2,877

Total gross public debt including arrears(4)	U.S.$	223,439	U.S.$	239,326	U.S.$	240,665	U.S.$	275,446	U.S.$	320,935

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Includes claims on principal and/or interest that the Republic considers time-barred.
(4)	Figures include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

Total Gross Performing and Non-Performing Public Debt by Creditor

(as a % of total gross public debt)

	As of December 31,
	2013	2014	2015	2016	2017
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
Inter-American Development Bank	4.9%	4.7%	4.7%	4.1%	3.7%
World Bank	2.7	2.5	2.4	2.2	2.0
Corporación Andina de Fomento	1.0	1.0	1.1	1.0	0.9
FONPLATA	—	—	—	—	—
European Investment Bank	—	—	—	—	—
International Fund for the Development of Agriculture	—	—	—	—	—
Central American Bank for Economic Integration					—
The OPEC Fund for International Development	—	—	—	—	—
Total multilateral debt	8.7	8.3	8.2	7.3	6.6
Paris Club	—	3.4	3.0	2.1	1.7
Bilateral debt	0.2	0.4	0.8	0.7	0.9

Total bilateral debt	0.2	3.8	3.8	2.8	2.6

Total official debt	8.9	12.1	12.0	10.2	9.2

Bonds:
Peso-denominated bonds	14.6	14.3	14.3	15.9	17.6
Foreign currency-denominated bonds	42.9	46.7	49.0	51.2	51.5

Total Bonds	57.5	61.0	63.4	67.1	69.1

Treasury Bills:
Peso-denominated bills	—	—	—	—	—
Foreign currency-denominated bills	—	—	—	—	1.9
Total Treasury Bills	—	—	—	—	1.9
Temporary advances from the Central Bank	4.8	4.8	4.0	3.4	3.2
Treasury notes	0.7	1.8	2.3	0.9	0.2
Commercial banks	2.0	1.3	1.3	0.4	0.8
National Guaranteed Loans	1.4	1.2	0.9	0.7	0.4
Bogars	2.5	—	—	—	—
Guaranteed Debt
Promissory notes	0.9	0.6	0.4	0.3	0.2
Guarantees (Avales)	0.6	0.5	0.4	0.5	0.4
Guaranteed Treasury notes	—	—	—	—	1.4
Total Guaranteed Debt	1.4	1.1	0.8	0.8	2.0

Total medium-term and long-term debt	79.2	83.4	84.7	83.4	86.8

Short-term debt:
Treasury bills:
Peso-denominated bills	—	—	—	—	0.9
Foreign currency-denominated bills	—	—	—	3.0	3.5
Total Treasury bills	—	—	—	3.0	4.4
Treasury notes	1.0	1.8	0.9	4.8	3.0
Temporary advances from the Central Bank	7.7	7.5	6.6	5.4	4.7
Promissory notes	—	—	0.4	0.4	0.3
Total short term debt	8.7	9.3	7.8	13.5	12.3

Total performing debt	87.9	92.6	92.5	96.9	99.1

Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2)	0.1	—	—	—	—
Suppliers	—	—	—	—	—
Commercial banks	—	—	—	—	—

Total non-performing debt not yet due	0.1	—	—	—	—

Non-performing principal and interest arrears:
Paris Club	1.4	—	—	—	—
Other bilateral debt	1.0	—	—	—	—
Commercial banks	0.3	—	—	—	—

	As of December 31,
	2013	2014	2015	2016	2017
Suppliers	—	—	—	—	—
Compensatory interest	1.6	—	—	—	—
Total non-performing principal and interest arrears	4.2	—	—	—	—

Total non-performing debt	4.3	0.1	—	—	—

Untendered Debt(3)	7.7	7.3	7.5	3.1	0.9

Total gross public debt(4)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Includes claims on principal and/or interest that the Republic considers time-barred.
(4)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of Treasury.

Performing Debt

Medium-term and long-term debt

Medium-term and long-term debt decreased in relative terms to 87.6% of total performing debt as of December 31, 2017 from 90.1% as of December 31, 2013, but increased by U.S.$101.4 billion in absolute terms to U.S.$278.4 billion as of December 31, 2017 from U.S.$177.0 billion as of December 31, 2013, as a result of issuances of new bonds, the Paris Club settlement agreement and inflation adjustments of certain outstanding bonds. This increase was partially offset by exchange rate fluctuations (the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars and the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars).

Short-term debt

Short-term debt increased in relative terms to 12.4% of total performing debt as of December 31, 2017 from 9.9% as of December 31, 2013, and increase by U.S.$20 billion in absolute terms to U.S.$39.5 billion as of December 31, 2017 from U.S.$19.5 billion as of December 31, 2013, primarily as a result of increases in the amount of Treasury bills, Treasury notes and promissory notes issued. This increase was partially offset by a decrease in temporary advances from the Central Bank.

Non-Performing Debt (excluding Untendered Debt)

Non-Performing Debt (excluding Untendered Debt) decreased in relative terms to less than 0.1% of total gross public debt as of December 31, 2017, from 4.3% as of December 31, 2013, and decreased by U.S.$9.5 billion in absolute terms to U.S.$ 107 million as of December 31, 2017 from U.S.$9.7 billion as of December 31, 2013.

Changes in Total Gross Performing Public Debt by Creditor in 2017

Multilateral debt decreased in relative terms to 6.6% of the Republic’s total gross public debt as of December 31, 2017 from 7.3% as of December 31, 2016, but increased by U.S.$1.1 billion in absolute terms to U.S.$21.3 billion as of December 31, 2017 from U.S.$20.2 billion as of December 31, 2016, primarily as a result of disbursements exceeding amortization payments.

Bilateral debt decreased in relative terms to 2.6% of the Republic’s total gross public debt as of December 31, 2017 from 2.8% as of December 31, 2016, and increased by U.S.$435.7 million in absolute terms to U.S.$8.3 billion as of December 31, 2017 from U.S.$7.8 billion as of December 31, 2016.

Bond debt increased in relative terms to 69.1% of the Republic’s total gross public debt as of December 31, 2017 from 67.1% as of December 31, 2016, and increased by U.S.$37.2 billion in absolute terms to U.S.$221.9 billion as of December 31, 2017, from U.S.$184.7 billion as of December 31, 2016. This increase resulted primarily from the issuance of Birads, Biraes, Birafs, Bonares, Boncers, Bontes and Botapos, an increase in debt amounts due to CER adjustments and compounding interest, which was partially offset by amortization payments and exchange rate fluctuations (the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars).

In 2017, the Government began issuing medium-term and long-term Treasury bills. As of December 31, 2017, medium-term and long-term Treasury bills totaled 1.9% of total performing debt or U.S.$6.1 billion in absolute terms.

Temporary advances from the Central Bank decreased in relative terms to 7.8% of the Republic’s total gross public debt as of December 31, 2017, from 8.8% as of December 31, 2016, but increased by U.S.$1.0 billion in absolute terms to U.S.$25.2 billion as of December 31, 2017 from U.S.$24.1 billion as of December 31, 2016.

Medium-term and long-term Treasury notes debt decreased in relative terms to 0.2% of the Republic’s total gross public debt as of December 31, 2017 from 0.9% as of December 31, 2016, and decreased by U.S.$1.9 billion in absolute terms to U.S.$0.5 billion as of December 31, 2017 from U.S.$2.5 billion as of December 31, 2016.

Commercial bank debt increased in relative terms to 0.8% of the Republic’s total gross public debt as of December 31, 2017 from 0.4% as of December 31, 2016, and increased by U.S.$1.4 billion in absolute terms to U.S.$2.4 billion as of December 31, 2017 from U.S.$1.1 billion as of December 31, 2016.

National Guaranteed Loans decreased in relative terms to 0.4% of the Republic’s total gross public debt as of December 31, 2017 from 0.7% as of December 31, 2016, and decreased by U.S.$705.4 million in absolute terms to U.S.$1.1 billion as of December 31, 2017 from U.S.$1.8 billion as of December 31, 2016.

Guaranteed debt increased in relative terms to 2.0% of the Republic’s total gross public debt as of December 31, 2017 from 0.8% as of December 31, 2016, and increased by U.S.$4.2 billion in absolute terms to U.S.$6.5 billion as of December 31, 2017 from U.S.$2.3 billion as of December 31, 2016.

Short-term Treasury bills increased in relative terms to 4.4% of the Republic’s total gross public debt as of December 31, 2017 from 3.0% as of December 31, 2016, and increased by U.S.$5.9 billion in absolute terms to U.S.$14.0 billion as of December 31, 2017 from U.S.$8.1 billion as of December 31, 2016

Short-term Treasury notes decreased in relative terms to 3.0% of the Republic’s total gross public debt as of December 31, 2017 from 4.8% as of December 31, 2016, and decreased by U.S.$3.6 billion in absolute terms to U.S.$9.5 billion as of December 31, 2017 from U.S.$13.1 billion as of December 31, 2016.

Short-term debt decreased in relative terms to 12.3% of the Republic’s total gross public debt as of December 31, 2017 from 13.5% as of December 31, 2016, but increased by U.S.$2.5 billion in absolute terms to U.S.$39.5 billion as of December 31, 2017 from U.S.$37.0 billion as of December 31, 2016.

Foreign Currency-Denominated Debt

The following tables set forth information regarding the Republic’s total foreign currency-denominated debt, including past due principal and interest and compensatory and default interest, as of the dates indicated.

Foreign Currency-Denominated Public Debt by Instrument(1)

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
Performing debt	U.S.$	119,330	U.S.$	143,763	U.S.$	148,780	U.S.$	179,806	U.S.$	217,677
Non-transferable notes to the Central Bank 2016, 2020, 2021, 2022, 2023, 2024 and 2025, 2026		42,907		53,847		48,388		48,687		48,687
Bonar		11,176		16,526		35,418		36,890		46,589
Birad								19,250		29,000
Multilateral debt		19,394		19,857		19,768		20,230		21,327
Treasury bills										17,148
2033 Discount Bonds		13,739		14,970		14,585		14,483		15,008
2038 Par Bonds		13,645		12,790		12,167		11,975		12,719
Bilateral debt		383		9,026		9,183		7,845		8,284
Birae								2,632		6,298
2033 Discount Bonds (2010)		5,175		4,733		4,404		4,316		4,708
2038 Par Bonds (2010)		2,154		1,915		1,737		1,690		1,901
Biraf										411
Promissory notes		663		385		249		123		84
Commercial banks		2		1		1		1		25
Bontes										4
Bocones		3		3		3		3		3
Treasury notes		1,695		1,687		699		9,545		—
2017 Globals		966		966		966		966		—
Baade		220		249		272		—		—
Boden		5,945		5,700		—		—		—
Other		1,264		1,107		939		1,172		5,481
Non-performing debt		9,648		105		101		100		105
Non-performing debt not yet due		213		60		60		60		60
Non-performing debt arrears		5,931		44		41		40		44
Compensatory Interest		3,504		—		—		—		—
Untendered debt(2)		17,193		17,472		17,881		8,378		2,785

Total foreign currency-denominated debt	U.S.$	146,170	U.S.$	161,339	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566

(1)	Includes performing and non-performing debt (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Includes claims on principal and/or interest that the Republic considers time-barred.

Source: Ministry of Treasury.

Gross Foreign Currency-Denominated Public Debt(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2013		2014		2015		2016		2017
Foreign currency-denominated debt	U.S.$	146,170	U.S.$	161,339	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566
As a % of GDP		23.9		28.6		26.0		34.0		34.6
As a % of Government revenues		113.1		131.4		119.0		159.1		174.5
As a % of exports		163.1		197.1		238.2		266.2		303.7
As a % of international reserves		477.7		513.1		652.4		479.0		400.6
As a % of total gross public debt		65.4%		67.4%		69.3%		68.4%		68.7%

(1)	Includes performing and non-performing (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”

Source: INDEC and Ministry of Treasury.

Foreign Currency-Denominated Debt in 2017

In 2017, the Republic’s foreign currency-denominated debt increased to U.S.$220.6 billion, a 17.1% increase compared to December 31, 2016, consisting of U.S. Dollar-denominated bonds maturing between 2022 and 2117 for an aggregate principal amount of U.S.$9.75 billion, BONARs of several series maturing between 2020 and 2037 for an aggregate principal amount of U.S.$16.6 billion, CHF 400 million Bonds due 2020 and Euro-denominated bonds maturing between 2023 and 2047 for an aggregate principal amount of €2.75 billion. Of the U.S.$16.6 billion BONARs issued, U.S.$12.0 billion BONARs due 2024 were issued as part of certain transactions for a total aggregate amount of U.S.$7 billion entered into by the Republic granting the Republic the right to cause the cancellation of such BONARs upon the payment by the Republic of the amounts specified under such transactions. New debt issuances were partially offset by amortization payments (Bonares X, 2017 Global, Treasury notes, Treasury bills, multilateral debt and Paris Club). In addition, the nominal depreciation of the Euro against the U.S. dollar reduced Euro-denominated debt when expressed in U.S. dollars.

The following table sets forth information regarding the Republic’s total foreign currency-denominated debt by type of currency as of the dates indicated.

Gross Foreign Currency-Denominated Public Debt, by Currency(1)

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
U.S. dollars	U.S.$	115,842	U.S.$	134,782	U.S.$	142,841	U.S.$	163,422	U.S.$	193,600
Euro		27,181		23,909		21,422		22,752		24,702
Japanese yen		2,443		2,043		1,937		1,651		1,465
Other(2)		704		606		561		459		799

Total foreign currency-denominated debt	U.S.$	146,170	U.S.$	161,339	U.S.$	166,762	U.S.$	188,285	U.S.$	220,566

(1)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Figures include Danish crown, Swedish crown, Swiss franc, Canadian dollar, Australian dollar and Kuwaiti dinar.

Source: Ministry of Treasury.

As of December 31, 2017, the Republic’s total gross foreign currency public debt was denominated as follows:

•	87.8% in U.S. dollars;

•	11.2% in euro;

•	0.7% in Japanese yen; and

•	0.4% in other foreign currencies.

Performing Foreign Currency-Denominated Debt Service

In 2013, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$3.3 billion (0.5% of nominal GDP for 2013). In 2014, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$3.5 billion (0.6% of nominal GDP for 2014). In 2015, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$5.8 billion (0.9% of nominal GDP for 2015). In 2016, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$6.5 billion (1.2% of nominal GDP for 2016). In 2017, the Republic’s interest expense on its performing foreign currency-denominated debt was U.S.$8.4 billion (1.3% of nominal GDP for 2017). The increase in the Republic’s performing foreign currency-denominated debt in 2017 resulted primarily from larger payments on a larger stock of outstanding debt, including new issues during 2017 (Birads, Biraes, Birafs, Treasury bills, Bonares 24, Bonares 25, Bonares 37 and Bonares 18).

The following table sets forth information regarding the Republic’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated, as of December 31, 2017.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2018				2019				2020				2021
	Capital		Interest		Capital		Interest		Capital		Interest		Capital		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	866	U.S.$	376	U.S.$	866	U.S.$	347	U.S.$	843	U.S.$	316	U.S.$	818	U.S.$	285
World Bank		693		156		502		145		436		135		375		125
Corporación Andina de Fomento		331		101		357		94		376		81		366		70
International Fund for Agricultural Development		6		1		6		1		6		—		6		—
FONPLATA		13		5		14		4		8		4		9		3
Central American Bank for Economic Integration		—		—		—		—		—		—		—		—
The OPEC Fund for International Development		—		1		1		1		1		1		1		1
European Investment Bank		—		—		—		—		—		—		—		—
Total multilateral debt		1,909		639		1,746		592		1,671		538		1,575		485
Bilateral debt (excluding Paris Club)		82		142		190		144		250		136		294		121
Paris Club		2,040		277		3,256		216		—		—		—		—
Total Bilateral debt		2,123		419		3,446		360		250		136		294		121
Total official debt		4,032		1,059		5,192		953		1,921		673		1,869		606
Bonds		10,641		8,138		10,679		6,728		4,644		6,530		15,412		5,998
Of which
Repurchase Agreements Bonar 24(3)		7,253		1,048		4,721		—		—		—		—		—
Treasury bills		17,148		—		—		—		—		—		—		—
Commercial Bank		12		—		12		—		—		—		—		—
Suppliers
Promissory notes		36		—		30		—		17		—		1		—
Avales		177		63		179		51		197		38		217		24
Guaranteed Treasury notes		—		—		47		—		208		—		219		—

Total Suppliers		213		63		255		51		422		38		438		24

Total performing foreign currency-denominated debt service	U.S.$	32,046	U.S.$	9,260	U.S.$	16,139	U.S.$	7,732	U.S.$	6,987	U.S.$	7,241	U.S.$	17,719	U.S.$	6,628

	2022				2023				2024				2025
	Capital		Interest		Capital		Interest		Capital		Interest		Capital		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	746	U.S.$	258	U.S.$	741	U.S.$	233	U.S.$	720	U.S.$	210	U.S.$	678	U.S.$	187
World Bank		265		117		228		110		236		104		236		98
Corporación Andina de Fomento		346		59		273		48		263		38		215		27
International Fund for Agricultural Development		6		—		5		—		5		—		3		—
FONPLATA		9		3		9		3		9		2		9		2
Central American Bank for Economic Integration		—		—		—		—		—		—		—		—
The OPEC Fund for International Development		1		1		1		1		1		1		1		1
European Investment Bank		—		—		—		—		—		—		—		—
Total multilateral debt		1,373		438		1,257		395		1,235		355		1,144		314
Bilateral debt (excluding Paris Club)		271		106		261		93		261		79		259		65
Paris Club		—		—		—		—		—		—		—		—
Total Bilateral debt		271		106		261		93		261		79		259		65
Total official debt		1,644		544		1,518		488		1,495		434		1,403		380
Bonds		18,291		5,609		13,112		4,959		14,707		4,697		17,567		4,412
Treasury bills		—		—		—		—		—		—		—		—
Commercial Banks		—		—		—		—		—		—		—		—
Suppliers
Promissory notes		—		—		—		—		—		—		—		—
Avales		175		9		32		2		1		—		1		—
Guaranteed Treasury notes		219		—		225		—		225		—		225		—

Total Suppliers		394		9		257		2		226		—		226		—

Total performing foreign currency-denominated debt service	U.S.$	20,330	U.S.$	6,162	U.S.$	14,887	U.S.$	5,448	U.S.$	16,429	U.S.$	5,131	U.S.$	19,196	U.S.$	4,792

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2017.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
(3)

Corresponds to Bonares 24 issued as underlying of certain agreements entered into by the Republic, granting the Republic the right to cause the cancellation of such Bonares upon the payment by the Republic of the amounts specified under such agreements. These agreements, for a total aggregate amount of U.S.$ 7 billion, are denominated in U.S. dollars, accrue interest at a 6-month LIBOR interest rate plus a spread of 290 basis points and are amortized in installments corresponding to interest and capital payments under the Bonares 24. The amounts indicated in this table as capital payment to be made in 2018 and 2019 correspond to the nominal value of Bonares 24 to be canceled at the scheduled maturity of these agreements upon the Republic’s payment of U.S.$3,249 million and $2,181 million, respectively.

Source: INDEC and Ministry of Treasury.

Peso-Denominated Debt

The following table sets forth information regarding the Republic’s total peso-denominated debt as of the dates indicated.

Peso-Denominated Debt by Instrument(1)

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
Performing	U.S.$	77,152	U.S.$	77,876	U.S.$	73,819	U.S.$	87,068	U.S.$	100,274
Temporary advances from the Central Bank		28,002		29,402		25,517		24,115		25,153
Bontes		—		—		—		10,511		14,807
Bonares		12,447		13,512		10,178		9,510		10,198
Treasury notes		1,984		7,045		6,988		14,156		10,037
2045 Quasi-Par Bonds		12,058		11,432		8,649		3,938		9,975
Boncers		—		—		—		2,271		8,715
Botapos		—		—		—		—		5,561
Promissory notes		1,364		1,098		1,603		1,809		4,175
2033 Discount Bonds		4,928		4,672		3,535		9,636		4,065
Treasury bills		—		—		—		—		2,906
Bonads		—		2,000		6,526		5,526		1,526
National Guaranteed Loans		3,035		2,877		2,076		1,845		1,139
2038 Par Bonds		1,059		1,004		760		846		867
Bocones		1,671		1,461		880		789		782
2033 Discount Bonds (2010)		59		56		42		47		49
Commercial banks		4,579		3,121		3,124		1,068		36
2038 Par Bonds (2010)		4		4		3		3		3
Bonacs		—		—		3,845		668		—
Bogars		5,571		—		—		—		—
Bodens		81		—		—		—		—
Other		309		191		94		330		280
Non-performing debt		5		4		3		3		3
Non-performing debt not yet due		—		—		—		—		—
Non-performing debt arrears		5		4		3		3		3
Untendered debt(2)		112		107		81		90		92

Total peso-denominated debt	U.S.$	77,269	U.S.$	77,987	U.S.$	73,903	U.S.$	87,161	U.S.$	100,368

(1)	Includes performing and non-performing (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Includes claims on principal and/or interest that the Republic considers time-barred.

Source: Ministry of Treasury.

Total peso-denominated debt totaled Ps.1,884.3 billion (U.S.$100.4 billion, or 31.3% of gross public total debt) as of December 31, 2017 compared to Ps.503.9 billion (U.S.$77.3 billion, or 34.6% of gross public total debt) as of December 31, 2013. The decrease as a percentage of total debt is primarily as a result of:

•	the issuance of peso-denominated debt in the domestic market;

•	the increase in the issuances during 2017 of foreign currency-denominated debt instruments including Bontes, Bonares and Treasury notes;

•	compounding interest; and

•

the impact of the depreciation of the peso, which more than offset the increase in peso denominated debt caused by adjustments to inflation since a portion of the peso-denominated debt is subject to adjustment for inflation based on CER.

Performing Peso-Denominated Debt Service

In 2013, interest on the Republic’s peso-denominated debt increased by 11.6% from Ps.21.2 billion in 2012 to Ps.23.7 billion (U.S.$4.3 billion, or 56.5% of total interest). This increase was primarily due to higher interest payments on Bonares (Ps.3.5 billion in 2013), loans from BNA (Ps.1.1 billion in 2013), Treasury notes (Ps.1.0 billion in 2013), Bocones (Ps.79 million in 2013) and National Guaranteed Loans (Ps.65 million in 2013). This increase was partially offset mainly by reductions in interest payments one 2005 and 2010 Exchange Bonds (Ps.3.8 billion in 2013), Bodenes (Ps.23 million in 2013), Bogars (Ps.16 million in 2013) and other peso-denominated debt (Ps.1.8 billion in 2013).

In 2014, interest on the Republic’s peso-denominated debt increased by 78.8% from Ps.23.7 billion in 2013 to Ps.42.4 billion (U.S.$5.2 billion, or 59.6% of total interest). This increase was primarily due to higher interest payments on Bonares (Ps.12.0 billion in 2014), 2005 and 2010 Exchange Bonds (Ps.2.5 billion in 2014), loans from BNA (Ps.2.3 billion in 2014), Bocones (Ps.618 million in 2014), Treasury notes (Ps.519 million in 2014) and National Guaranteed Loans (Ps.155 million in 2014). This increase was partially offset by reductions in interest payments on Bogars (Ps.750 million in 2014) and Bodenes (Ps.9 million in 2014).

In 2015, interest on the Republic’s peso-denominated debt increased by 57.6% from Ps.42.4 billion in 2014 to Ps.66.8 billion (U.S.$7.2 billion, or 55.3% of total interest). This increase was primarily due to higher interest payments on Treasury notes (Ps.7.7 billion in 2015), Bonacs (Ps.7.4 billion in 2015), 2005 and 2010 Exchange Bonds (Ps.5.9 billion in 2015), Bonares (Ps.3.3 billion in 2015), Bonads (Ps.337 million in 2015), Bocones (Ps.322 million in 2015) and National Guaranteed Loans (Ps.270 million in 2015). This increase was partially offset by reductions in interest payments on other peso denominated debt (Ps.445 million in 2015), loans from BNA (Ps.376 million in 2015) and Bodenes (Ps.9 million in 2015).

In 2016, interest on the Republic’s peso denominated debt increased by 32.4% from Ps.66.8 billion in 2015 to Ps.88.5 billion (U.S.$6.0 billion, or 47.8% of total interest). This increase was primarily due to higher payments on Bonares and Bonacs. This increase was partially offset by lower payments on debt restructuring bonds related with CER and in terms of the overall cost of serving public debt decreased as a result of the depreciation of the peso.

In 2017, interest on the Republic’s peso denominated debt increased by 90.4% from Ps.88.5 billion in 2016 to Ps.168.5 billion (U.S.$10.2 billion, or 54.7% of total interest). This increase was primarily due to higher capital and interest payments on Bonares X, 2017 Global and Bonads.

The following table sets forth information regarding the Republic’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2018				2019				2020				2021
	Principal		Interest		Principal		Interest		Principal		Principal		Principal		Interest
Bonds	U.S.$	7,343	U.S.$	7,461	U.S.$	8,717	U.S.$	5,721	U.S.$	12,397	U.S.$	4,098	U.S.$	5,400	U.S.$	2,715
National Guaranteed Loans		204		52		20		46		24		45		—		45
Commercial banks		30		3		3		1		3		—		—		—
Suppliers		—		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		22,623		—		2,530		—		—		—		—		—
Treasury notes		12,943		1,778		—		—		—		—		—		—
Promissory notes		3,462		73		263		23		—		8		—		8

Total performing peso-denominated debt service	U.S.$	46,606	U.S.$	9,366	U.S.$	11,533	U.S.$	5,791	U.S.$	12,424	U.S.$	4,152	U.S.$	5,400	U.S.$	2,768

	2022				2023				2024				2025
	Principal		Interest		Principal		Interest		Principal		Interest		Principal		Interest
Bonds	U.S.$	2,983	U.S.$	1,686	U.S.$	1,525	U.S.$	1,316	U.S.$	433	U.S.$	1,076	U.S.$	412	U.S.$	1,052
National Guaranteed Loans		—		45		—		45		—		45		—		45
Commercial banks		—		—		—		—		—		—		—		—
Suppliers		—		—		235		—		—		—		—		—
Temporary Advances from the Central Bank		—		—		—		—		—		—		—		—
Treasury notes		—		—		—		—		—		—		—		—
Promissory notes		—		8		—		8		—		8		—		8

Total performing peso-denominated debt service	U.S.$	2,983	U.S.$	1,739	U.S.$	1,760	U.S.$	1,369	U.S.$	433	U.S.$	1,130	U.S.$	412	U.S.$	1,105

(1)	Calculated based on the stock of debt, exchange rate and interest rates as of December 31, 2017.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.

Source: Ministry of Treasury.

Debt Owed to Financial Institutions

Historically, the IMF, the IADB and the World Bank have provided the Republic with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels. From 2013 to 2017, outstanding amounts owed by the Government to multilateral creditors increased by U.S.$1.9 billion (or 10.0%) to U.S.$21.3 billion, mainly due to higher disbursements than amortization payments.

•	During 2013, the Government made principal payments to multilateral lenders of U.S.$1.7 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.8 billion.

•	During 2014, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.3 billion.

•	During 2015, the Government made principal payments to multilateral lenders of U.S.$2.0 billion, compared to disbursements by multilateral lenders to the Government of U.S.$1.9 billion.

•	During 2016, the Government made principal payments to multilateral lenders of U.S.$1.9 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.4 billion.

•	During 2017, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.9 billion.

From 2013 to 2017, the total amount of interest payments to multilateral lenders (including the IADB, the World Bank and other institutions) was U.S.$3.0 billion. The Government also guarantees multilateral debt owed by the provinces. These obligations totaled U.S.$894.5 million as of December 31, 2017. See “Recent Developments—The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

Disbursements/Payments-Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2013		2014		2015		2016		2017
World Bank:
Disbursements	U.S.$	1,155	U.S.$	571	U.S.$	642	U.S.$	936	U.S.$	903
Principal payments		(665)		(670)		(790)		(740)		(632)
Disbursements, net of principal payments		490		(99)		(148)		197		271
Interest payments		(139)		(129)		(138)		(119)		(141)
Payment of commissions		—		—		(1)		(3)		(4)

Net (outflows) inflows		350		(227)		(287)		75		126
Inter-American Development Bank:
Disbursements		1,121		1,277		770		1,210		1,244
Principal payments		(901)		(936)		(990)		(869)		(888)
Disbursements, net of principal payments		220		340		(220)		341		356
Interest payments		(366)		(366)		(420)		(429)		(388)
Payments of commissions		(9)		(10)		(9)		(18)		(15)

Net (outflows) inflows		(155)		(35)		(649)		(106)		(46)
FAD:(1)
Disbursements		18		14		14		8		8
Principal payments		(5)		(4)		(4)		(5)		(5)
Disbursements, net of principal payments		12		9		10		3		3
Interest payments		—		—		—		—		(2)
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		12		9		10		2		1

FONPLATA:(2)
Disbursements		—		11		41		11		44
Principal payments		(11)		(11)		(16)		(11)		(10)
Disbursements, net of principal		(11)		—		24		—		34
Interest payments		(2)		(2)		(2)		(2)		(6)
Payments of commissions		—		—		(1)		(3)		—

Net (outflows) inflows		(13)		(2)		21		(5)		27

Corporación Andina de Fomento:
Disbursements		477		408		420		283		703
Principal payments		(136)		(180)		(217)		(232)		(305)
Disbursements, net of principal		340		228		202		51		398
Interest payments		(47)		(50)		(61)		(68)		(83)
Payments of commissions		(3)		(4)		(5)		(4)		(5)

Net (outflows) inflows		290		173		136		(22)		310

The OPEC Fund for International Development
Disbursements		—		—		—		—		21

	As of December 31,
	2013		2014		2015		2016		2017
Principal payments		—		—		—		—		—
Disbursements, net of principal		—		—		—		—		21
Interest payments		—		—		—		—		—
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		—		—		—		—		21
Central American Bank for Economic Integration
Disbursements		—		—		—		—		3
Principal payments		—		—		—		—		—
Disbursements, net of principal		—		—		—		—		3
Interest payments		—		—		—		—		—
Payments of commissions		—		—		—		—		—
Net (outflows) inflows		—		—		—		—		3
The European Investment Bank
Disbursements		—		—		—		—		—
Principal payments		(4)		(5)		(5)		—		—
Disbursements, net of principal		(4)		(5)		(5)		—		—
Interest payments		(1)		(1)		(1)		—		—
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		(5)		(5)		(5)		—		—

Total disbursements		2,770		2,280		1,886		2,448		2,926
Total principal payments		(1,723)		(1,805)		(2,022)		(1,857)		(1,840)
Disbursements, net of principal		1,048		475		(136)		591		1,086
Total interest payments		(555)		(548)		(622)		(619)		(620)
Total commissions		(13)		(15)		(15)		(28)		(24)

Total net (outflows) inflows	U.S.$	479	U.S.$	(88)	U.S.$	(774)	U.S.$	(56)	U.S.$	442

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.

Source: Ministry of Treasury.

International Monetary Fund

The IMF organized two separate financial aid packages for the Republic during the years leading up to the collapse of the Convertibility Regime—one in December 2000, and the other in August 2001. As part of these packages, the IMF increased the amount available to the Republic under its credit facilities and secured for the Republic other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, the Republic reduced its outstanding IMF debt from U.S.$14.0 billion as of December 31, 2001 to U.S.$9.5 billion as of December 31, 2005. In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government borrowed funds from the Central Bank to make the payment, which resulted in a 33.3% reduction of the Central Bank’s reserves from U.S.$28.1 billion to U.S.$18.6 billion. The Government issued a 10-year U.S. dollar-denominated non-transferable Treasury note to repay the Central Bank for this financing. Given that the IMF liability was exchanged for Central Bank liability of the same value, the IMF repayment did not affect the Government’s total debt.

Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with members, usually every year. IMF staff visits the country, collects economic and financial information, and discusses the country’s economic developments and policies with officials. The IMF staff then prepares a report, which forms the basis for discussion by the Executive Board. The most recent Article IV Consultation with Argentina concluded on December 18, 2017. The report is publicly available on the IMF’s website at https://www.imf.org/~/media/Files/Publications/CR/2017/cr17409.ashx. The contents of this website are not intended to be incorporated by reference into this Annual Report.

In June 2018, the Macri administration entered into a 36-month standby Agreement with the IMF. See “Recent Developments—The Argentine Economy—Agreements with the IMF and other multilateral organizations.”

World Bank

Between 2013 and 2017, the World Bank disbursed approximately U.S.$4.2 billion in loans to the Government partly for activities designed to foster economic recovery, both at the national and provincial levels, including for infrastructure and education projects, as well as for various social development programs such as health and the environment. As of December 31, 2017, the aggregate principal amount outstanding under loans made by the World Bank was U.S.$6.3 billion, compared to U.S.$6.0 billion as of December 31, 2016. As of December 31, 2017, approximately U.S.$2.7 billion of committed loans from the World Bank remained undisbursed.

Between 2013 and 2017, the Republic made principal payments in an aggregate amount of U.S.$3.5 billion under World Bank loans, and a total of U.S.$664.3 million on account of interest.

IADB

Between 2013 and 2017, the IADB disbursed approximately U.S.$5.6 billion in loans to the Republic, partly for activities designed to foster economic growth and partly for various social development programs such as health, infrastructure and education. As of December 31, 2017, the aggregate principal amount outstanding under loans made by the IADB was U.S.$11.8 billion, compared to U.S.$11.4 billion as of December 31, 2016. As of December 31, 2017, approximately U.S.$4.2 billion of IADB committed loans remained undisbursed.

Between 2013 and 2017, the Republic made principal payments in an aggregate amount of U.S.$4.6 billion under IADB loans and U.S.$2.0 billion on account of interest.

FONPLATA

Between 2013 and 2017, FONPLATA disbursed an aggregate amount of U.S.$107.6 million to the Republic for economic development and social programs. As of December 31, 2017, the aggregate principal amount outstanding under loans made by FONPLATA was U.S.$115 million, compared to U.S.$81 million as of December 31, 2016. As of December 31, 2017, approximately U.S.$312.5 million in approved loans from FONPLATA remained undisbursed.

CAF

Between 2013 and 2017, CAF disbursed approximately U.S.$2.3 billion to the Republic mostly in loans for infrastructure programs. As of December 31, 2017, the aggregate principal amount outstanding under loans made by CAF was U.S.$3.0 billion, compared to U.S.$2.6 billion as of December 31, 2016. As of December 31, 2017, approximately U.S.$1.9 billion in approved loans from CAF remain undisbursed.

IFAD

Between 2013 and 2017, the International Fund for Agricultural Development (“IFAD”) disbursed an aggregate amount of U.S.$61.4 million to the Republic for economic development and social programs. As of December 31, 2017, the aggregate principal amount outstanding under loans made by IFAD was U.S.$45 million, compared to U.S.$39 million as of December 31, 2016. As of December 31, 2017, approximately U.S.$60.2 million in approved loans from IFAD remained undisbursed.

EIB

Between 2013 and 2017, the Republic made principal payments to the European Investment Bank (“EIB”) in an aggregate amount of U.S.$13.7 million. As of December 31, 2017, there were no amounts outstanding under loans made by EIB, while U.S.$70.6 million in approved loans from EIB remained undisbursed.

OFID

Between 2013 and 2017, the Organization of Petroleum Exporting Countries’ (“OPEC”) Fund for International Development (“OFID”) disbursed an aggregate amount of U.S.$20.8 million to the Republic for economic development programs. As of December 31, 2017, the aggregate principal amount outstanding under loans made by OFID was U.S.$20 million, compared to U.S.$0 million as of December 31, 2016. As of December 31, 2017, approximately U.S.$29.9 million in approved loans from OFID remained undisbursed.

BCIE

Between 2013 and 2017, the Banco Centroamericano de Integración Económica (Central American Bank for Economic Integration or “BCIE”) disbursed approximately U.S.$2.6 million to the Republic mostly in loans for infrastructure programs and, as of December 31, 2017, U.S.$47.4 million in approved loans from BCIE remain undisbursed.

Bilateral Debt and Private Creditors’ Debt

Bilateral debt includes debt that is referred to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. See “—Debt Record—Paris Club.” Other bilateral debt includes all other debt with sovereign governments. Substantially all of the Republic’s bilateral debt relates to debt owed to country members of the Paris Club and is treated under the Paris Club framework.

Private creditors’ debt is composed of debt with suppliers and debt with commercial banks. A portion of private creditors’ debt is guaranteed by export credit insurance granted by foreign government agencies and is generally treated under the Paris Club framework. On May 28, 2014, the Republic reached an agreement with the members of the Paris Club for the cancellation of the debt owed by the Republic, amounting to U.S.$9,690 million (U.S.$4,955 million in principal U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest).

Legal Proceedings

Following the Republic’s default on its debt at the end of 2001, creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. Plaintiffs in these actions generally asserted that the Republic failed to make timely payments of interest and/or principal on their bonds, and sought judgments for the nominal value of and accrued interest on those bonds.

As discussed in greater detail under “—The Settlement,” to date, the Republic has reached agreements with most of its creditors, and stipulations of dismissal and orders of satisfaction of judgment have been filed and approved by the courts in numerous actions. The Republic continues to seek to resolve its outstanding litigation, and has reached agreements in principle with many additional creditors.

Pari passu litigation

In February 2012, plaintiffs in 13 actions in New York, involving claims for bonds issued under the 1994 Fiscal Agency Agreement (the “1994 FAA Bonds”) for a nominal value of U.S.$428 million, plus interest, obtained an order of the District Court finding that the Republic was in breach of the pari passu clause and enjoining the Republic from making scheduled interest payments on the 2005 and 2010 Exchange Bonds unless the Republic paid the plaintiffs in full. The order was stayed pending appeals and became effective on June 18, 2014, after the U.S. Supreme Court denied the Republic’s petition for a writ of certiorari of the Court of Appeal’s orders affirming the pari passu injunctions.

On October 30, 2015, the District Court issued new pari passu injunctions substantially similar to the ones already in effect, in 49 additional proceedings, involving claims for a nominal value over U.S.$2.1 billion under the 1994 FAA Bonds, plus billions more in pre- and post-judgment interest. Numerous additional motions seeking to extend the reach of the pari passu injunctions were filed and were pending in January 2016, when the Republic approached holders of Untendered Debt to settle outstanding disputes.

As part of the Settlement, the pari passu injunctions were lifted. See “—The Settlement.”

On August 10, 2016, the District Court denied plaintiffs’ 2015 motions for pari passu relief in two separate actions without prejudice, indicating that such requests were moot given the changed circumstances based on the actions of the Macri administration that rendered the pari passu injunctions no longer necessary. On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 Settlement Proposal and alleged a continued violation of the pari passu clause, the District Court again found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. See “Recent Developments—Public Sector Debt—Legal Proceedings—Pari passu litigation.”

Class Action litigation in the United States

Multiple class actions were filed in the District Court against the Republic of Argentina on behalf of holders of 2001 defaulted bonds, and the classes were certified in 13 of these actions. Nine of the certified class actions were settled and dismissed according to the terms of the Settlement standard option. See “—The Settlement.” On August 23, 2017, the Republic paid U.S.$3.06 million to settle one class action and as a result the class action was dismissed with prejudice on September 27, 2017. See “Recent Developments—Public Sector Debt—Legal Proceedings—Class Action litigation in the United States.”

The Settlement

On February 5, 2016, the Republic published on the then Ministry of Finance’s website the Settlement Proposal to settle all claims on Untendered Debt not otherwise time-barred, including bonds in litigation in the United States, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions which had barred the Republic from making payment on certain external indebtedness unless it made a ratable payment to those holders of defaulted debt who had been awarded such injunctions. See “—Pari passu litigation.” The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” which was available to plaintiffs holding pari passu injunctions, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” which remains available to plaintiffs holding Untendered Debt, whether or not they had pari passu injunctions, provides for payment equal to 100% of the principal amount of the relevant debt securities plus an amount of up to 50% of that original principal. Any eligible holder of Untendered Debt may agree to the terms of the standard option, in accordance with the procedures set forth and published by the Republic and, in accordance with such terms, becomes party to a binding agreement in principle with the Republic once the agreement is countersigned by the Republic. The Settlement Proposal is not available for claims on principal or interest that are time-barred.

Creditors who settled their claims pursuant to the Settlement Proposal have agreed, upon payment, to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings. See “Recent Developments—Public Sector Debt—Legal Proceedings—The Settlement.”

The District Court, on March 2, 2016, issued an order indicating it would vacate all pari passu injunctions, subject to two conditions: first, the repeal of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Republic had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the Second Circuit Court of Appeals affirmed the District Court’s order. See “—Pari passu litigation.”

On March 31, 2016, the Argentine Congress passed the Debt Authorization Law, thereby repealing the legislative obstacles to the settlement and approving the Settlement Proposal. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court, on April 22, 2016, ordered the vacatur of all pari passu injunctions.

On May 5, 2016, interest payments on 2005 and 2010 Exchange Bonds payable to the trustee were transferred by the trustee to holders of such bonds.

On July 20, 2016, the Republic published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds. See “Recent Developments—Public Sector Debt—Legal Proceedings—The Settlement.”

On October 27, 2017, the Republic entered into a final settlement agreement with creditors of the Republic holding bonds with a nominal amount of approximately U.S.$92 million, with judgments totaling approximately U.S.$216.7 million. See “Recent Developments—Public Sector Debt—Legal Proceedings—The Settlement.”

Individual litigation in the United States

On April 12, 2016, the District Court granted the Republic’s motion to dismiss a complaint filed by a group of creditors seeking a declaration that the settlement-related documents sent to the Republic—which the Republic had not countersigned—were binding settlement agreements. The District Court held that in the absence of a countersignature by the Republic, no binding contracts with the plaintiffs had been formed. Plaintiffs appealed this dismissal and the appeal remains pending as of the date of this Annual Report.

On June 1, 2016, a creditor filed suit against the Republic in the District Court based on its purported ownership of an unidentified amount of Argentine bonds governed by New York, German, English and Italian law. The Republic and plaintiff requested that the Republic’s response to plaintiff’s complaint be due 60 days after plaintiff has filed proof that it served the Republic via the Hague Service Convention. The District Court granted that request on July 28, 2016. As of the date of this Annual Report, plaintiff has not filed such proof of service.

In November 2016, a creditor filed two suits against the Republic in the District Court based on its ownership of bonds with a nominal value of approximately U.S.$62.1 million, €3.0 million, and CHF 2.0 million governed by New York law, German law and Swiss law. Plaintiff includes claims for breach of the pari passu provision substantially similar to the claims later dismissed by the District Court on December 22, 2016 and October 22, 2018 in similar cases. The Republic’s response to the complaints is pending as of the date of this Annual Report.

On December 22, 2016, the District Court granted the Republic’s partial motion to dismiss claims in three actions involving bonds with an aggregate nominal amount of U.S.$20.9 million, finding all of plaintiffs’ claims for principal and interest that accrued more than six years before the filing of the complaints to be time-barred. In addition, the District Court dismissed plaintiffs’ claims for specific performance and damages based on the Republic’s alleged breach of the pari passu clause, holding that the Republic is not in violation of the pari passu clause, as it found that the Republic’s payment to other creditors while plaintiffs’ bonds remained unpaid did not violate the pari passu clause, and that there is no separate claim for damages for breach of the pari passu clause.

Efforts to attach or execute Argentine property in U.S. Litigation

In the United States, creditors’ execution remedies against a foreign state are limited by the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) to assets of such foreign state that are used for a commercial activity in the United States. The FSIA also provides special protection from attachment and execution to reserves of foreign central banks and military and diplomatic property. While most attempts to execute property of the Republic or of alleged alter egos of the Republic have been rejected by the courts in most cases, in a few instances plaintiffs seeking payment under the Republic’s Untendered Debt had succeeded in attaching and restraining assets of the Republic.

Proceedings for foreign recognition of U.S. judgments

Certain plaintiffs have sought, and in some instances obtained, recognition of their U.S. judgments in foreign courts, including in the United Kingdom, Luxembourg, France, Belgium, Switzerland, Ghana and Argentina. These plaintiffs have settled their claims against the Republic.

Litigation in Germany

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States and Luxembourg.

Litigation in Japan

On February 10, 2010, the Republic was served with a complaint filed by the commissioned companies for bondholders in Japan, claiming approximately JPY11 billion in nominal value, plus interest, in connection with four series of defaulted bonds issued by the Republic under Japanese law. Plaintiffs withdrew most of their claim as a result of their participation in the 2010 Debt Exchange. In January 2013 a Tokyo District Court dismissed the complaint, finding that the commissioned companies for bondholders lacked standing to bring the complaint. In January 2014, the Tokyo High Court affirmed the District Court’s ruling and the plaintiffs then appealed to the Supreme Court. On June 2, 2016, the Supreme Court reversed the High Court judgment and remanded the case to the Tokyo District Court for further proceedings. On June 8, 2016, the Republic settled claims under three series of defaulted bonds issued by the Republic under Japanese law for a nominal value of JPY933,000,000. As of the date of this Annual Report, the outstanding nominal value of JPY-denominated bonds in litigation amounted to JPY1.87 billion. See “Recent Developments—Public Sector Debt—Legal Proceedings—Litigation in Japan.”

Litigation in Spain

On April 10, 2014, a plaintiff who obtained a judgment in Germany initiated proceedings before a court in Madrid in order to attach the Republic’s assets located in Spain. On May 14, 2015, the court permitted that plaintiff to execute its German judgment on the Republic’s property in Spain. In December 2015, the court denied the Republic’s request to vacate that order and the Republic appealed the ruling. On September 28, 2016, the Court of Appeals granted the Republic’s appeal and vacated the lower court’s execution order. See “Recent Developments—Public Sector Debt—Legal Proceedings—Litigation in Spain.”

Litigation in Argentina

Since the 2001 economic crisis, the Republic has been sued in Argentina on claims relating to steps it took during the crisis, seeking, among other things, payment on defaulted bonds. These lawsuits generally have been unsuccessful. The Supreme Court of Argentina has issued several decisions in which it consistently upheld the constitutionality of the emergency measures adopted as a result of the 2001 economic crisis, including the deferral of payment on bonds. Most of these local lawsuits have been dismissed.

Recognition and enforcement of foreign judgments in Argentina. Argentine law permits the enforcement in Argentina of a final judgment issued by a competent foreign court, provided that the defendant’s right to an adequate defense is guaranteed, the judgment or award does not contravene principles of Argentine public order, and the judgment or award is not incompatible with another judgment previously or simultaneously issued by an Argentine court. Foreign creditors have generally not brought suits or sought to enforce their foreign judgments or awards in Argentina.

In Argentina, plaintiffs in four actions have sought recognition of U.S. judgments totaling approximately U.S.$24 million. In three of these cases the proceedings reached the Supreme Court, which confirmed the respective Court of Appeals decisions dismissing the claims for recognition of the foreign judgment. As of the date of this Annual Report, the fourth case is pending before the lower court. In all cases in which Argentine courts dismissed a claim for recognition and enforcement of the U.S. judgments, the courts held, as the Republic had argued, that although the Republic’s issuance of the bonds in which plaintiff had an interest constituted a commercial activity, the Republic’s declaration of a default as a consequence of an economic and social emergency constituted an exercise of its sovereign powers and should have been given deference by the foreign court. Since the Republic published the Settlement proposal in February 2016, it has entered into settlement agreements with the all plaintiffs who have sought recognition of U.S. judgments in Argentina.

Enforcement of arbitration awards in Argentina. In order for a creditor to collect on an award against the Republic in Argentina, the creditor must first notify the competent authorities and request payment with funds from the current fiscal year’s budget. If there are no such funds available, the creditor may request that the payment of the award be included in the budget for the following fiscal year. In order for the award to be included in the budget for the following fiscal year, which the Executive Power must present to Congress before September 15 of the previous year, the creditor must notify the competent authorities before July 31 of the previous year. If the creditor complies with these requirements but the Republic does not include the award in the following fiscal year’s budget or fails to make payment during the following fiscal year, then the creditor is entitled to attempt to execute upon assets of the Republic in order to satisfy the award.

In addition, there are cases regarding bonds which are subject to Argentine law.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (“ICSID Convention”), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

Between 2013 and 2017, Argentina has settled seven final awards issued by ICSID tribunals against Argentina totaling U.S.$855.3 million.

All amounts described above refer to principal damages claims, excluding interest and costs.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

In October 2013 and May 2016, Argentina settled two final UNCITRAL awards against Argentina totaling U.S.$238.9 million.

All amounts described above refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. filed a complaint against the Republic seeking compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic resulting from the expropriation of 51% of Class D shares of YPF. The case is currently stayed until after the Second Circuit Court of Appeals issues the mandate in Petersen.